

Occidental 2020 Proxy Statement

Notice of Annual Meeting of Shareholders

Annual Meeting | Friday, May 29, 2020 | Live Webcast

MESSAGE FROM THE BOARD OF DIRECTORS

Dear Shareholders,

We cordially invite you to attend Occidental's 2020 Annual Meeting of Shareholders. The meeting will be held via live webcast on Friday, May 29, 2020 at 9:00 a.m. Central Time. A meeting agenda and details follow, as well as voting instructions. You will be able to participate in the 2020 Annual Meeting online at www.virtualshareholdermeeting.com/OXY2020 and may submit questions and vote your shares electronically (other than shares held through our employee benefit plans, which must be voted prior to the meeting). The attached Notice of the 2020 Annual Meeting of Shareholders and Proxy Statement provide details on how to join the meeting and the business we plan to conduct.

OVERVIEW

With the acquisition of Anadarko Petroleum Corporation (Anadarko) in August 2019, the Board believes that Occidental has the talent, assets and capabilities to lead our industry in unprecedented ways. To ensure that we realize the potential of the acquisition, the Board established an Integration Committee to guide progress and advise senior management throughout the integration phase. We made rapid progress in meeting our acquisition-related goals in 2019. Within five months of closing, we made significant headway toward achieving our $15 billion divestiture commitment, outperformed expectations by capturing 60% of our annual synergy target on a run-rate basis, and repaid approximately one-third of the new debt raised for the acquisition. The integration efforts and progress completed by Occidental in the last half of 2019 prepared our organization to better address the environment we face today.

Toward the end of 2019 and into 2020, the global economy began to weaken, and with the COVID-19 pandemic, oil demand decreased. Crude oil prices fell dramatically as the Organization of the Petroleum Exporting Countries and its broader partners (OPEC+) were unable to agree on necessary production cuts to balance worldwide oil supply with demand. As oil supply continued to grow despite falling demand, a production cut was necessary to maintain prices, but that cut had not occurred, and prices plummeted. On April 12, 2020, members of OPEC+ agreed to certain production cuts; however, these cuts are not expected to be enough to offset near-term demand loss attributable to the COVID-19 pandemic.

While the sudden and significant decline in global commodity prices presents new challenges, we are taking actions to strengthen Occidental's balance sheet and reduce debt. On March 10, 2020, the Board made the difficult decision to reduce Occidental's quarterly dividend to $0.11 per share, effective July 2020. On March 25, 2020, the company announced a reduced 2020 capital budget of between $2.7 billion and $2.9 billion, down from $5.2 billion to $5.4 billion, a midpoint reduction of 47%. As we continue to reset our business plan in light of new market realities, the Board and senior management are identifying and implementing additional cost reductions. These actions are intended to lower Occidental's cash flow breakeven level, positioning Occidental to succeed in a low commodity price environment. We believe these decisions, along with the work we did in 2019, will create a much stronger company as we manage Occidental through the current situation and beyond. Applying our operational excellence to our best-in-class assets will enable us to return value to our shareholders.

COMPENSATION DECISIONS

In the wake of these events and cost-cutting initiatives, the Executive Compensation Committee (the Compensation Committee) remains fully committed to Occidental's pay-for-performance philosophy. With the unanimous support of the Board, the Compensation Committee approved the following commitments for 2020 executive compensation:

The Compensation Committee will not adjust the long-term incentive awards granted in February 2020. Awards were granted as part of our regular annual award cycle in February 2020, before the fall of crude oil prices, and the Compensation Committee subjected a meaningful portion of the awards to performance conditions intended to be more difficult to achieve than past programs. As a result, the awards have lost significant value in the last month, currently tracking at less than 8% of their original grant date fair values. The Compensation Committee has determined that it will not adjust the number of shares granted or the relevant performance targets as a result of our current macroeconomic climate. As of March 24, 2020:

- the time-based restricted stock unit (RSU) awards had decreased in value by over 74%, in line with Occidental's stock price decline;
- the cash return on capital employed (CROCE) awards were tracking at a 0% payout level, based on current commodity prices and Occidental's reduced capital budget;

- the relative total shareholder return (TSR) awards were tracking at a 0% payout level, based on Occidental's current TSR performance against the performance of the peer group; and

- the stock option and stock appreciation right awards were significantly underwater.

The Compensation Committee significantly reduced the base salaries of the company's executive officers. Due to cash conservation priorities, the Compensation Committee retracted planned 2020 salary increases and reduced Ms. Hollub's base salary by 81%. The base salary of the other named executive officers was reduced by an average of 64%.

The Compensation Committee will continue to preserve strong alignment with shareholders in all aspects of the executive compensation program. As described in the Compensation Discussion and Analysis section of this Proxy Statement, in February 2020, the Compensation Committee awarded over 70% of Ms. Hollub's earned 2019 annual cash incentive award in shares of forfeitable time-vesting RSUs in lieu of cash so that her ultimate annual incentive pay opportunity remained subject to Occidental's stock price performance through early 2023. As of March 24, 2020, these RSUs had decreased in value by over 74%. The Compensation Committee will continue to monitor market conditions and Occidental's performance and may take additional compensation actions as appropriate.

The Board voluntarily reduced its own compensation. The Board meaningfully reduced all components of non-employee director compensation by 15% for the 2020-2021 term. For the 2019-2020 term, all remaining payments were also reduced by 15%.

BOARD REFRESHMENT

Following the retirement of two directors at the 2019 Annual Meeting, we appointed three new independent directors who bring fresh perspectives to the boardroom. Robert Shearer, a former managing director of BlackRock Advisors LLC, joined the Board in July 2019; Andrew Gould, former Chief Executive Officer of Schlumberger and former non-Executive Chairman of the BG Group, joined the Board on March 1, 2020; and Stephen I. Chazen, the President, Chief Executive Officer and Chairman of Magnolia Oil & Gas Corporation and former President and Chief Executive Officer of Occidental, joined the Board as Independent Chairman on March 18, 2020. Messrs. Shearer, Gould and Chazen are accomplished professionals who bring valuable experience and expertise to our Board. In February, Spencer Abraham and Eugene Batchelder notified the Board that they would not seek re-election and would retire at the 2020 Annual Meeting. In addition, on March 25, 2020, Occidental entered into the Director Appointment and Nomination Agreement (the Agreement) with Carl C. Icahn and certain affiliated persons (the Icahn Group), and the other parties thereto as described under "Director Nominations" beginning on page 17, pursuant to which we agreed, among other matters, to appoint Andrew Langham, General Counsel of Icahn Enterprises LP, Nicholas Graziano, a portfolio manager for Icahn Capital LP, and Margarita Paláu-Hernández, Chief Executive Officer of Hernandez Ventures LLC, to the Board, effective immediately, and to nominate them for election to the Board at the 2020 Annual Meeting. Entering into the Agreement has enabled the Board to fully commit its attention to navigating Occidental through the current difficult macro environment, which will benefit Occidental's shareholders. In connection with the Agreement, current Board members Margaret M. Foran and Elisse B. Walter will retire from the Board effective at the 2020 Annual Meeting. We thank Messrs. Abraham and Batchelder and Mses. Foran and Walter for their many contributions to the Board and years of dedicated service.

GOVERNANCE-ENHANCING CHARTER AND BY-LAW AMENDMENTS

The Board continues to proactively evaluate and act on shareholder feedback regarding Occidental's corporate governance profile. On March 25, 2020, the Board adopted amendments (the March By-law Amendments) to Occidental's amended and restated by-laws (the By-laws), that, among other things, (i) facilitate shareholders' ability to call special meetings and to remove and replace directors and fill vacancies on the Board at shareholder-requested special meetings or by written consent, (ii) align the information required to be provided by a shareholder nominating a director for election at a special meeting to be consistent with the information required to be provided by a shareholder nominating a director for election at an annual meeting, (iii) provide that shareholders, in addition to the Board, are entitled to fix the size of the Board from time to time by a resolution duly adopted at a shareholder meeting or by written consent and (iv) implement a uniform advance notice period for all business to be brought before an annual meeting by shareholders, which reduces the advance notice shareholder proponents must provide for nominations of directors at annual meetings, and approved corresponding changes to the Board's Nominating Policy. Effective upon the entry into the Agreement, the March By-law Amendments took effect and the Icahn Group withdrew certain proposed by-law amendments it had previously submitted to Occidental for adoption by shareholders at the 2020 Annual Meeting (the Icahn By-law Amendments).

The Board is also proposing for shareholders' approval amendments to Occidental's restated certificate of incorporation, as amended (the Charter), to, among other things, facilitate shareholders' ability to act by written consent (see Proposal 7) and call special meetings (see Proposal 8).

RIGHTS AGREEMENT

On March 12, 2020, the Board adopted a limited duration stockholder rights plan (the Rights Agreement) and declared a dividend of one Right (as defined in this Proxy Statement) for each outstanding share of Occidental common stock to shareholders of record at the close of business on March 23, 2020. Adopting the Rights Agreement is designed to allow all shareholders of Occidental to realize the long-term value of their investment by reducing the likelihood that any person or group would gain control of Occidental through open market accumulation or other coercive takeover tactics without appropriately compensating Occidental's shareholders for such control or providing the Board sufficient time to make informed judgments. The Rights Agreement is intended to protect Occidental and its shareholders from efforts to capitalize on recent market volatility and macroeconomic conditions to obtain control of Occidental on terms that the Board may determine are not in the best interests of Occidental and its shareholders.

The Rights Agreement provides that the Rights will expire at the close of business on the day following the certification of the voting results of the 2020 Annual Meeting, or any adjournment thereof, if a proposal to approve the Rights Agreement is not approved by Occidental's shareholders. Accordingly, the Board is seeking the approval of Proposal 9 to approve the Rights Agreement, which will have the effect of extending the expiration of the Rights in accordance with the terms of the Rights Agreement to March 11, 2021. The Rights may expire at an earlier date if redeemed or exchanged by Occidental or upon the occurrence of certain transactions.

SHARE YOUR VIEWS

As always, we value your views and encourage you to share your opinions with us. If you would like to write to the Board, you may address your correspondence to the Board of Directors, in care of the Corporate Secretary, Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046.

Thank you for your continued support of Occidental.

Sincerely,

ON BEHALF OF YOUR BOARD,

Stephen I. Chazen
Independent Chairman of the Board

Jack B. Moore
Vice Chairman of the Board

Vicki Hollub
President and Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS



You are cordially invited to attend Occidental's 2020 Annual Meeting of Shareholders, to be held at 9:00 a.m. Central Time on Friday, May 29, 2020, via live webcast at www.virtualshareholdermeeting.com/OXY2020.

Items of Business. At the meeting, our shareholders will be asked to act on the following matters and consider any other matters as may properly come before the meeting:

1. Election of eleven directors
2. Approve, on an advisory basis, named executive officer compensation
3. Ratify the selection of KPMG as Occidental's independent auditor
4. Approve Occidental's Amended and Restated 2015 Long-Term Incentive Plan
5. Approve the issuance of common stock underlying the Berkshire Hathaway warrant
6. Approve an increase in authorized shares of common stock
7. Adopt amendments to the Charter to enhance shareholders' ability to act by written consent
8. Adopt amendments to the Charter to lower the ownership threshold for shareholders to call special meetings and make other clarifying amendments
9. Approve the Rights Agreement

Occidental began furnishing proxy materials to shareholders on or about April 17, 2020.

Record Date. Each shareholder of record as of the close of business on April 3, 2020 (the record date) is entitled to receive notice of, attend and vote at the meeting.

Notice and Attendance. A Notice of Internet Availability or proxy card is being mailed beginning on or about April 17, 2020 to each shareholder of record as of the record date. In light of current information and guidance about the COVID-19 pandemic, to protect the health and well-being of our shareholders and employees, we have decided to hold the 2020 Annual Meeting solely by means of virtual communications. Please retain the 16-digit control number included on your Notice of Internet Availability, on your proxy card or in the voting instructions that accompanied your proxy materials as you will need this number in order to virtually attend the 2020 Annual Meeting should you elect to participate by visiting www.virtualshareholdermeeting.com/OXY2020. We intend to return to hosting in-person annual meetings in 2021. Please see "Admission to the Annual Meeting" on page 99 for additional information.

Your vote is extremely important. Regardless of whether or not you plan to attend the 2020 Annual Meeting, we encourage you to vote by following the Internet instructions provided in the Notice of Internet Availability. If you received a paper copy of the proxy materials or a voting instruction form, you may also vote by telephone or by marking, signing and returning the proxy card or voting instruction form in the postage-paid envelope provided. This will ensure that your shares are represented and will save Occidental additional expenses of soliciting proxies.

If you have any questions or require any assistance in voting your shares, please contact MacKenzie Partners, Occidental's proxy solicitor who is assisting us in connection with the meeting, toll-free at (800) 322-2885 or at (212) 929-5500 or by email at OXY@mackenziepartners.com.

By Order of the Board,



Nicole E. Clark

Nicole E. Clark
Vice President, Deputy General Counsel and
Corporate Secretary

April 17, 2020

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This section highlights certain important information presented in this Proxy Statement and is intended to assist you in evaluating the matters to be voted on at the meeting. We encourage you to read the Proxy Statement in its entirety before you cast your vote. For more information regarding Occidental's 2019 performance, please review Occidental's Annual Report on Form 10-K for the year ended December 31, 2019 (the Annual Report).

Agenda Items and Voting Recommendations

Proposal		Board Vote Recommendation	Page
1	Election of Eleven Directors	✓ **FOR** each nominee	17
2	Advisory Vote to Approve Named Executive Officer Compensation	✓ **FOR**	32
3	Ratify the Selection of KPMG as Occidental's Independent Auditor	✓ **FOR**	69
4	Approve Occidental's Amended and Restated 2015 Long-Term Incentive Plan	✓ **FOR**	71
5	Approve the Issuance of Common Stock Underlying the Berkshire Hathaway Warrant	✓ **FOR**	83
6	Approve an Increase in Authorized Shares of Common Stock	✓ **FOR**	89
7	Adopt Amendments to the Charter to Enhance Shareholders' Ability to Act by Written Consent	✓ **FOR**	91
8	Adopt Amendments to the Charter to Lower the Ownership Threshold for Shareholders to Call Special Meetings and Make Other Clarifying Amendments	✓ **FOR**	93
9	Approve the Rights Agreement	✓ **FOR**	95

How to Vote Your Shares

You can vote using any of the following methods:

 **Internet**
Online using your smartphone or computer at www.proxyvote.com

 **Call**
By telephone call to the toll-free number listed on your proxy card or voting instruction form

 **Mail**
Completing, signing and returning your proxy card or voting instruction form in the postage-paid envelope provided

 **Virtual Meeting**
If you plan to participate in the 2020 Annual Meeting via the live webcast, you may vote online during the meeting using your smartphone or computer

Director Nominees and Composition Highlights

Name and Principal Occupation	Director Since	Independent	Committee Memberships						
			Advisory	Audit	Corporate Governance and Nominating	Environmental, Health and Safety	Executive Compensation	Integration	Sustainability and Shareholder Engagement
NEW **Stephen I. Chazen** President, Chief Executive Officer and Chairman, Magnolia Oil & Gas Corporation	2020	I	C						
NEW **Andrew Gould** Former Chairman and Chief Executive Officer, Schlumberger	2020	I	✔	✔	✔				✔
NEW **Nicholas Graziano** Portfolio Manager, Icahn Capital LP	2020	I	✔	✔					
Carlos M. Gutierrez Co-Chair, Albright Stonebridge Group	2009	I		✔	C				✔
Vicki Hollub President and Chief Executive Officer, Occidental	2015								
William R. Klesse Former Chief Executive Officer and Chairman of the Board, Valero Energy	2013	I				✔	✔	✔	
NEW **Andrew N. Langham** General Counsel, Icahn Enterprises LP	2020	I	✔		✔				
Jack B. Moore Former President and Chief Executive Officer, Cameron International	2016	I	✔			✔	C	✔	
NEW **Margarita Paláu-Hernández** Chief Executive Officer, Hernandez Ventures LLC	2020	I				✔	✔		
Avedick B. Poladian Former Executive Vice President and Chief Operating Officer, Lowe Enterprises	2008	I		C	✔			C	
NEW **Robert M. Shearer** Former Managing Director, BlackRock Advisors, LLC	2019	I		✔			✔		✔

 – Advisory    – Corporate Governance and Nominating    – Executive Compensation   – Sustainability and Shareholder Engagement   **C** – Chair

 – Audit    – Environmental, Health and Safety    – Integration   ✔ – Member

The Board seeks to achieve a diverse and broadly inclusive membership. Our Board's director nominees bring varying perspectives to the boardroom by virtue of their diverse backgrounds and experiences, qualifications, skills, genders, ethnicities and tenures on the Board. To better convey the well-roundedness of our Board's director nominees, we have included a skills matrix on page 24 that identifies the core competencies of each of our Board's director nominees that contributed to his or her nomination to the Board.

Independence

Occidental's governance policies require that independent directors comprise at least two thirds of the members of the Board (a policy that exceeds New York Stock Exchange (NYSE) requirements). The Board has determined that each of our Board's director nominees, other than Ms. Hollub, is independent.



10 of 11 Nominees are Independent

Tenure

The average tenure of our Board's director nominees is 4.1 years, which we believe reflects a balance of company experience and new perspectives.



5	2	2	2
0-2	3-5	6-8	9+

# of Years of Service

Diversity

The Board is committed to achieving a diverse and broadly inclusive membership. Three of our Board's director nominees are diverse, based on gender and ethnicity.



27% Diverse

Corporate Governance Highlights

RELATING TO THE BOARD

- ✔ Independent Chairman of the Board
- ✔ Annual elections of the entire Board by a majority of votes cast (for uncontested elections)
- ✔ Mandatory resignation if a majority vote is not received (for uncontested elections)
- ✔ Demonstrated commitment to Board refreshment
- ✔ Board committees comprised entirely of independent directors
- ✔ Director retirement age policy of 75
- ✔ Meaningful director stock ownership guidelines (6x annual cash retainer)
- ✔ Annual evaluations of the Board, each committee and individual directors

RELATING TO SHAREHOLDER RIGHTS

- ✔ Ability of shareholders to call a special meeting at a 15% threshold, subject to shareholder approval of Proposal 8
- ✔ Ability of shareholders to propose an action by written consent at a 15% threshold, subject to shareholder approval of Proposal 7
- ✔ Shareholder right to proxy access (3% for 3 years, up to 20% of the Board)
- ✔ Confidential Voting Policy
- ✔ Nominating Policy to consider properly submitted shareholder-recommended director nominees
- ✔ No supermajority voting requirements
- ✔ Active director participation in and oversight of the shareholder engagement program

2019 Business Performance Highlights

Overview

Occidental's principal businesses consist of three segments: oil and gas, marketing and midstream, and chemical. The oil and gas segment's core U.S. onshore operations are in the Permian Basin of west Texas and southeast New Mexico, where we are the leading producer and largest acreage holder, and in the DJ Basin in Colorado and the Uinta Basin of Utah. Internationally, we are regarded as a premier partner in Oman and the United Arab Emirates in the Middle East, and Colombia in Latin America. Occidental is also the fourth-largest producer in the deepwater Gulf of Mexico, where we are among the largest leaseholders. Within the marketing and midstream segment, our Oxy Low Carbon Ventures (OLCV) business unit is dedicated to advancing low-carbon technologies to grow Occidental's business while reducing emissions.

Anadarko Acquisition Amplified our Industry Leadership

With the acquisition of Anadarko in August 2019, we enhanced our portfolio of world-class assets.

#1	#1	#1	#4	Top 3
producer in Permian, DJ and Uinta Basins	in Carbon Dioxide Enhanced Oil Recovery Projects	independent producer in Oman	producer in the Gulf of Mexico	In production of polyvinyl chloride (PVC), chlorine, and caustic soda

Performance Highlights

For information regarding the relationship between our performance highlights and the executive compensation program, please see "Compensation Discussion and Analysis," beginning on page 33.

Strategic

- Completed the acquisition of Anadarko, which enhanced Occidental's Permian leadership position and bolstered our portfolio of free cash flow generating assets.
- Made significant headway toward meeting our $15 billion divestiture goal.
- Executed agreements with Western Midstream Partners, LP (WES) that establish WES as an independent midstream company capable of successfully competing for third-party business.
- Progressed the work of Oxy Low Carbon Ventures (OLCV) with continued focus on projects aimed at reducing our carbon footprint.

Financial

- Executed an oil-hedging program to manage near-term exposure to cash flow variability from commodity price risks.
- Repaid $7 billion of debt in less than five months after closing the Anadarko acquisition with asset sale proceeds and excess free cash flow.
- Returned approximately $2.5 billion to common shareholders through dividends in 2019.

Operational

- Delivered 32 of the best 100 wells in the Delaware Basin on a six-month cumulative-oil basis, while using significantly less proppant than competitors.
- Increased worldwide production volumes from ongoing operations by 150% to an average of 996 thousand barrels of oil equivalent (BOE) per day.

Safety & Environmental

- Continued to emphasize safety in the workplace, as Occidental achieved its best safety record of all-time.
- Dedicated resources to advancing carbon capture, utilization and storage (CCUS) projects for anthropogenic (man-made) carbon dioxide.
- Increased water-recycling capacity in the Permian Basin to minimize freshwater usage.

Sustainability

- Announced multiple OLCV projects, including investments to advance innovative low-carbon technology and engineering the world's largest direct air capture and sequestration plant.
- Released our second climate report, which provides detailed information regarding Occidental's approach to managing climate-related risks and opportunities in the framework endorsed by the Task Force on Climate-related Financial Disclosures.
- Achieved start-up of a solar facility directly powering an enhanced oil recovery operation in the Permian Basin, which is expected to reduce the cost and carbon intensity of those operations.

Integration

- Captured 60% of a $2 billion annual synergy target on a run-rate basis, including $799 million of overhead synergies, $83 million of operating synergies, and $323 million of capital synergies.
- Integrated the combined workforce under a shared mission, vision and set of values.

Executive Compensation Program Summary

The Compensation Committee strives to maintain a compensation program that will attract, retain and motivate outstanding executives by providing incentives to reward them for superior performance that supports Occidental's long-term strategic objectives, whether in an up- or down-cycle commodity price environment, and is competitive with industry practices.

The primary elements of executive compensation are "direct compensation," which consists of base salary, an annual cash incentive award and long-term incentive awards. Direct compensation is heavily weighted toward long-term incentive awards. In 2019, long-term incentive awards conditioned on Occidental's three-year TSR and CROCE performance accounted for 53% of Ms. Hollub's target direct compensation, and Ms. Hollub's time-vesting RSU award accounted for 22% of Ms. Hollub's target direct compensation.

Allocation of Direct Compensation Elements in 2019[1]

A substantial majority of named executive officer compensation is dependent on performance.

90% of Ms. Hollub's (and an average of 85% of the other named executive officers') 2019 target direct compensation opportunity is variable, or at risk. The ultimate value of at-risk compensation is dependent on company performance outcomes, the result of the Compensation Committee's assessment of each individual's performance and Occidental's stock price performance.



CEO Target Direct Compensation Mix

90% Variable, or "At-Risk," Pay

10% Fixed Pay
10% Base Salary
15% Annual Cash Incentive
25% Cash
75% Stock Awards
34% Total Shareholder Return (TSR) Award
22% Restricted Stock Unit (RSU) Award
19% Cash Return on Capital Employed (CROCE) Award

[1] Target direct compensation is composed of 2019 base salary, target annual cash incentive award opportunity, and the grant date fair value of 2019 long-term incentive awards.

Realizable Pay Aligns with Performance

To demonstrate the alignment of executive pay with Occidental's performance and the experience of our shareholders, the table below shows the Target Direct Compensation awarded to Ms. Hollub in each of 2018, 2019 and 2020 as compared to the realizable value of that compensation as of March 24, 2020. Realizable pay includes (i) base salary, (ii) actual annual cash incentive award amounts paid for the performance year (excluding 2020, which is shown at target), and (iii) the projected value of long-term incentive awards granted each year and accrued dividends based on performance to date and our stock price as of March 24, 2020. The table illustrates that realizable pay is significantly impacted by Occidental's performance and ultimate pay opportunities are strongly aligned with the interests of our shareholders.



CEO Target Direct Compensation and Realizable Pay

Legend: Base Salary | Annual Cash Incentive | Time-Vested Long-Term Incentives (RSUs) | Performance-Based Long-Term Incentives (PSUs) | Stock Options/SARS

Highlights of Executive Compensation Program Policies and Practices

The 2019 executive compensation program for the named executive officers includes many best-practice features that are intended to enhance the alignment of compensation with the interests of Occidental's shareholders.

What We Do

✓ **Pay for Performance.** A substantial majority of named executive officer compensation is performance-based. The Compensation Committee reviews the metrics underlying the long-term incentive program and annual cash incentive awards annually to evaluate their continued alignment with Occidental's business priorities.

✓ **Act on Shareholder Feedback.** Shareholder feedback influences the executive compensation program, and contributed to the Compensation Committee's 2019 decisions to (i) increase the sustainability component of the annual cash incentive award and (ii) align short-term compensation with the achievement of acquisition-related goals.

✓ **Clawback in the Event of Misconduct.** The Compensation Committee has the authority to claw back annual cash incentive awards and long-term incentive awards for violations of Occidental's Code of Business Conduct and related policies.

✓ **Emphasize Stock Ownership.** Long-term incentive awards are payable solely in shares of common stock and the net shares received upon each Restricted Stock Unit (RSU) award vesting are subject to a two-year holding period. In addition, the named executive officers (as well as other executives) are subject to meaningful stock ownership guidelines, ranging from three to six times the officer's annual base salary.

✓ **Monitor Compensation Program for Risk.** The executive compensation program includes multiple features that are intended to appropriately control motivations for excessive risk-taking. The Compensation Committee conducts an annual assessment of our executive compensation program to identify and minimize, as appropriate, any compensation arrangements that may encourage excessive risk-taking.

✓ **Use Double-Trigger Equity Vesting for Equity Awards.** Pursuant to the 2015 Long-Term Incentive Plan (2015 LTIP), equity awards vest in the event of a change in control only if there is also a qualifying termination of employment.

What We Don't Do

✗ **No Dividend Equivalents on Unvested Performance Awards.** Under the 2015 LTIP, dividends and dividend equivalent rights are subject to the same performance goals as the underlying award and will not be paid until the performance award has vested and becomes earned (except in the case of certain retention awards).

✗ **No Hedging or Derivative Transactions.** Occidental's directors, executive officers and all other employees are not permitted to engage in transactions designed to hedge or offset the market value of Occidental's common stock or transact in derivatives of Occidental's common stock.

✗ **No Golden Parachute Payments.** Our golden parachute policy provides that, subject to certain exceptions, Occidental will not grant golden parachute benefits (as defined in the policy) to any senior executive which exceed 2.99 times his or her salary plus annual cash incentive award without shareholder approval.

✗ **No Repricing of Stock Options.** The 2015 LTIP does not permit the repricing of stock options or stock appreciation rights without shareholder approval.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

1. WHY AM I RECEIVING THESE PROXY MATERIALS?

You are receiving these proxy materials because you held shares of Occidental's common stock on April 3, 2020, the record date, which entitles you to notice of, and to vote at, Occidental's 2020 Annual Meeting to be held on May 29, 2020, and at any adjournment or postponement thereof. The proxy materials include our Notice of Internet Availability, Notice of Annual Meeting of Shareholders, Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2019. The proxy materials also include the proxy card for the 2020 Annual Meeting. The proxy materials contain detailed information about the matters to be voted on at the 2020 Annual Meeting and provide updated information about Occidental to assist you in making an informed decision when voting your shares. While the Board does not expect a contested solicitation, in the event of a solicitation in opposition to any voting recommendation of the Board, the Board will solicit proxies using a WHITE proxy card.

Occidental began furnishing the proxy materials to shareholders on or about April 17, 2020 and will bear all expenses in connection with this solicitation.

2. WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD ON OR ABOUT THE SAME TIME?

It means that your shares are registered differently or are held in more than one account. In order to vote all of your shares, please sign, date and return each proxy card or, if you vote via the Internet or telephone, vote once for each proxy card you receive.

3. WHO IS ENTITLED TO VOTE AT THE MEETING?

Owners of our common stock as of the close of business on April 3, 2020, the record date, are entitled to vote at the 2020 Annual Meeting. The shares owned include shares you held on that date (i) directly in your name as the shareholder of record (registered shareholder) and (ii) in the name of a broker, bank or other holder of record where the shares were held for you as the beneficial owner (in street name). Each share of common stock is entitled to one vote on each matter. As of the record date, there were 900,018,184 shares of our common stock outstanding and entitled to vote. There are no other voting securities of Occidental entitled to vote at the 2020 Annual Meeting outstanding. A complete list of shareholders entitled to vote at the 2020 Annual Meeting will be open to the examination of any shareholder during normal business hours for 10 days prior to the 2020 Annual Meeting at Occidental's headquarters and during the 2020 Annual Meeting at www.virtualshareholdermeeting.com/OXY2020, accessible using the 16-digit control number included on your Notice of Internet Availability, on your proxy card or in the voting instructions that accompanied your proxy materials.

4. HOW DO I VOTE MY SHARES?

If you are a shareholder of record as of the record date, you may vote by any of the following methods:

- Voting by Mail. If you choose to vote by mail, simply complete the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided. Your shares will be voted in accordance with the instructions on your proxy card.

- Voting by Internet. You may vote through the Internet by signing on to the website identified on your proxy card and following the procedures described on the website. Internet voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal identification number located on your proxy card. The procedures permit you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by Internet, you should not return your proxy card.

- Voting by Telephone. You may vote your shares by telephone by calling the toll-free telephone number provided on your proxy card. Telephone voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal identification number located on your proxy card. The procedures permit you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by telephone, you should not return your proxy card.

Questions and Answers about the Annual Meeting and Voting

- Voting at the Meeting. The 2020 Annual Meeting will be held online to support the health and well-being of our employees and shareholders in the midst of the COVID-19 pandemic. Please have your 16-digit control number on your Notice of Internet Availability, proxy card or in the voting instructions that accompanied your proxy materials to participate in the 2020 Annual Meeting by visiting www.virtualshareholdermeeting.com/OXY2020. You will be able to vote your shares electronically during the 2020 Annual Meeting (other than shares held through our employee benefit plans, which must be voted prior to the meeting).

If your shares are held in street name, your broker or other nominee has enclosed a proxy card for you to use to direct it how to vote your shares and may also provide additional voting instructions. Please instruct your broker or other nominee how to vote your shares using the form of proxy you received from it or otherwise in accordance with the voting instructions you receive. Please return your completed proxy to your broker or other nominee or contact the person responsible for your account so that your vote can be counted. If your broker or other nominee permits you to provide voting instructions via the Internet or by telephone, you may vote that way as well.

Voting instructions relating to shares of our common stock held in the Occidental Petroleum Corporation Savings Plan, Anadarko Employee Savings Plan and the Oxy Vinyls Savings Plan must be received no later than 11:59 p.m., Central Time, on the date that is two days prior to the 2020 Annual Meeting, so that the trustee of the plan (who votes the shares on behalf of plan participants) has adequate time to tabulate the voting instructions. Shares held in the Occidental Petroleum Corporation Savings Plan that are not voted or for which the trustee does not receive timely voting instructions will be voted by the trustee as directed by our Pension and Retirement Plan Administrative Committee, and shares held in the Oxy Vinyls Savings Plan that are not voted or for which the trustee does not receive timely voting instructions will be voted by the trustee as directed by the Oxy Vinyls Canada Company Retirement Committee. Except as otherwise required by law, shares held in the Anadarko Employee Savings Plan that are not voted or for which the trustee does not receive timely voting instructions will not be voted by the trustee.

5. CAN I REVOKE MY PROXY OR CHANGE MY VOTE?

Yes. You may revoke your proxy or change your vote before the 2020 Annual Meeting by filing a revocation with the Corporate Secretary of Occidental, by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) whether made via the Internet, by telephone or by mail, or by attending the 2020 Annual Meeting and voting online during the meeting.

If you hold your shares in street name, you may change your vote by contacting your broker or other nominee and following their instructions.

6. HOW WILL MY SHARES BE VOTED IF I SUBMIT A PROXY CARD BUT DO NOT SPECIFY HOW I WANT TO VOTE?

If you sign your proxy card and return it without marking any voting instructions, your shares will be voted at the 2020 Annual Meeting:

- "FOR" the election of all director nominees (Proposal 1);

- "FOR" Proposals 2 through 9; and

- in the discretion of the persons named as proxies on all other matters that may properly come before the 2020 Annual Meeting or any adjournment or postponement thereof.

7. HOW CAN I ATTEND THE 2020 ANNUAL MEETING?

In light of current information and guidance about the COVID-19 pandemic, to protect the health and well-being of our shareholders and employees, we have decided to hold the 2020 Annual Meeting solely by means of virtual communications. We intend to return to hosting in-person annual meetings in 2021.

You may participate in the 2020 Annual Meeting only if you were a shareholder as of April 3, 2020, the record date, or if you hold a valid proxy. You will be able to participate in the 2020 Annual Meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/OXY2020. You also will be able to vote your shares electronically during the 2020 Annual Meeting (other than shares held through our employee benefit plans, which must be voted prior to the meeting).

To participate in the Annual Meeting, you will need the 16-digit control number included on your Notice of Internet Availability, on your proxy card or in the voting instructions that accompanied your proxy materials.

The Annual Meeting webcast will begin promptly at 9:00 a.m., Central Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 8:30 a.m., Central Time, and you should allow ample time for the check-in procedures.

8. WHAT IF I HAVE TECHNICAL DIFFICULTIES DURING CHECK-IN OR THE MEETING?

We will have technicians ready to assist you if you have any technical difficulties during check-in or the meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting log in page.

9. WHAT CONSTITUTES A QUORUM AT THE 2020 ANNUAL MEETING?

A majority of all outstanding shares entitled to vote at the 2020 Annual Meeting will constitute a quorum, which is the minimum number of shares that must be present or represented by proxy at the meeting to transact business. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present.

10. WHAT IS THE VOTING REQUIREMENT TO APPROVE EACH OF THE PROPOSALS?

Proposal 1 will be subject to a majority voting standard because the By-laws provide that in an uncontested election, directors are elected by the majority of votes cast with respect to such director, meaning that the number of votes cast "FOR" a director must exceed the number of votes cast "AGAINST" that director. Your broker may not vote your shares on this proposal unless you give voting instructions. Abstentions and broker non-votes have no effect on the vote.

Proposals 2, 3, 4, 5 and 9 require the affirmative vote of a majority of the shares present in person or by proxy at the 2020 Annual Meeting and entitled to vote on the subject matter. You may vote "FOR" or "AGAINST" or "ABSTAIN" from voting for each of these proposals. Abstentions will have the same effect as votes cast "AGAINST" each such proposal and broker non-votes have no effect on the vote.

Proposals 6, 7 and 8 require the affirmative vote of a majority of the shares of our common stock outstanding and entitled to vote. You may vote "FOR" or "AGAINST" or "ABSTAIN" from voting for each of these proposals. Abstentions and broker non-votes will have the same effect as votes cast "AGAINST" each such proposal.

11. WHAT HAPPENS IF I HOLD SHARES IN STREET NAME AND DO NOT SUBMIT VOTING INSTRUCTIONS? WHAT IS A BROKER NON-VOTE?

If your shares are held in street name and you do not submit voting instructions, under NYSE rules, your broker can vote your shares on Proposal 3, with respect to the ratification of the selection of the independent auditor, but not with respect to the other proposals recommended to be adopted by the Board.

A broker non-vote occurs when a broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker or nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Under the NYSE rules that govern brokers who are voting with respect to shares held in street name, brokers ordinarily have the discretion to vote on "routine" matters (e.g., ratification of the selection of independent public accountants) but not on non-routine matters (e.g., election of directors and advisory votes on executive compensation).

12. IS THE EFFECTIVENESS OF ANY OF THE PROPOSALS CONDITIONED ON THE APPROVAL OF ANOTHER PROPOSAL?

None of the proposals recommended to be adopted by the Board are conditioned on the approval of another proposal, including Proposals 6, 7 and 8, all of which contemplate different amendments to the Charter.

If shareholder approval is not obtained for Proposal 5, Occidental will still be permitted to issue up to approximately 1.76 million shares of its common stock upon exercise of the Warrant described in Proposal 5 and, commencing on the 30th day following the 2020 Annual Meeting, Berkshire Hathaway Inc. (Berkshire Hathaway) will have the right to sell the Warrant to Occidental (in whole or in part) for an amount in cash equal to the option value of the Warrant (or any portion thereof that Berkshire Hathaway elects to sell), taking into account the intrinsic and time value thereof, based on certain specified assumptions. Additional consequences of the failure to obtain shareholder approval for Proposal 5 are described in the section of this Proxy Statement entitled "*Proposal 5: Approval of Issuance of Common Stock Underlying the Berkshire Hathaway Warrant – Board of Directors' Recommendation*" on page 84.

13. WHAT IS THE RIGHTS AGREEMENT AND WHY AM I BEING ASKED TO APPROVE IT?

On March 12, 2020, the Board adopted the Rights Agreement and declared a dividend of one Right for each outstanding share of Occidental common stock to shareholders of record at the close of business on March 23, 2020. Adopting the Rights Agreement is designed to allow all stockholders of Occidental to realize the long-term value of their investment by reducing the likelihood that any person or group would gain control of Occidental through open market accumulation or other coercive takeover tactics without appropriately compensating Occidental's shareholders for such control or providing the Board sufficient time to make informed judgments. The Rights Agreement is intended to protect Occidental and its stockholders from efforts to capitalize on recent market volatility and macroeconomic conditions to obtain control of Occidental on terms that the Board determined are not in the best interests of Occidental and its shareholders.

The Rights may cause substantial dilution to any person or group that attempts to acquire Occidental without the approval of the Board. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving Occidental that is not approved by the Board.

The Rights Agreement provides that the Rights will expire at the close of business on the day following the certification of the voting results of the 2020 Annual Meeting, or any adjournment thereof, if a proposal to approve the Rights Agreement is not approved by Occidental's shareholders at such annual meeting or adjournment thereof. Accordingly, the Board is seeking the approval of Proposal 9 to approve the Rights Agreement, which will have the effect of extending the Rights Agreement until the expiration of the Rights in accordance with the terms of the Rights Agreement to March 11, 2021. The Rights may expire at an earlier date if redeemed or exchanged by Occidental or upon the occurrence of certain transactions.

14. WHO SHOULD I CONTACT IF I HAVE ANY QUESTIONS OR NEED ASSISTANCE IN VOTING MY SHARES, OR IF I NEED ADDITIONAL COPIES OF THE PROXY MATERIALS?

If you have any questions, please contact Mackenzie Partners, Occidental's proxy solicitor who is assisting us in connection with the 2020 Annual Meeting, toll-free at (800) 322-2885 or at (212) 929-5500 or by email at OXY@mackenziepartners.com.

Election of Directors

 The Board of Directors recommends a vote **"FOR"** each of the director nominees.

Director Nominations

The Board is committed to recruiting and nominating directors for election who will collectively provide the Board with the necessary diversity of skills, backgrounds and experiences to meet Occidental's ongoing needs and support oversight of our business strategy and priorities, including the successful integration of Anadarko. In recommending candidates for election to the Board, the Corporate Governance and Nominating Committee (the Governance Committee) evaluates a candidate's character; judgment; skill set and experience in light of Occidental's current and future needs and strategic priorities; independence; other time commitments, including other public and private company board memberships; and any other factors that the Governance Committee deems relevant. In addition, in determining whether to recommend incumbent directors for re-election to the Board, the Governance Committee also reviews and considers the director's board and committee meeting attendance; the level of support that the director's nomination received at the most recent annual shareholders' meeting (if applicable); and the well-roundedness of the Board as a whole.

On March 25, 2020, Occidental entered into the Agreement with the Icahn Group and, solely with respect to the provisions applicable to herself, as the New Independent Director, Margarita Paláu-Hernández, pursuant to which Occidental (i) increased the size of the Board to fifteen directors and (ii) appointed Nicholas Graziano, Andrew N. Langham and Margarita Paláu-Hernández to the Board to fill the resulting vacancies, with such appointments effective immediately. Under the Agreement, in addition to Spencer Abraham and Eugene L. Batchelder who notified the Board of their intention to retire in February 2020, Margaret M. Foran and Elisse B. Walter will not stand for re-election at the 2020 Annual Meeting and accordingly will retire from the Board at the 2020 Annual Meeting and the size of the Board will be reduced to 11 directors effective at the opening of the polls at the 2020 Annual Meeting. The Board thanks them for their years of service to Occidental.

Mr. Graziano was appointed to the Advisory Committee, a new committee formed on March 26, 2020, and the Audit Committee; Mr. Langham was appointed to the Advisory Committee and the Governance Committee; and Ms. Paláu-Hernández was appointed to the Compensation Committee and the Environmental, Health and Safety Committee. The foregoing description of the Agreement is qualified in its entirety by the full text of the Agreement, a copy of which is attached as Exhibit 10.1 to Occidental's Current Report on Form 8-K filed with the Securities and Exchange Commission (the SEC) on March 25, 2020.

In 2020, the Governance Committee recommended to the Board, and the Board approved, the nomination of the eleven persons whose biographies appear below to serve for a one-year term ending at the 2021 Annual Meeting, but in any event, until his or her successor is elected and qualified, unless ended earlier due to his or her death, resignation, disqualification or removal from office.

If you submit a validly executed proxy card but do not specify how you want to vote your shares with respect to the election of directors, then your shares will be voted "FOR" the nominees proposed by our Board and named in this Proxy Statement, in line with our Board's recommendation. The Board has no reason to believe that any of the Board's nominees would be unable or unwilling to serve as a director if elected. However, should any of our Board's nominees be unable or unwilling to stand for election at the time of the 2020 Annual Meeting, proxies may be voted for a substitute nominee selected by the Board, or the Board may reduce the number of directors.

Pursuant to Occidental's By-laws, in an uncontested election, the affirmative vote of a majority of votes cast with respect to each director nominee will be required for the nominee to be elected, meaning that the number of votes cast "FOR" a director must exceed the number of votes cast "AGAINST" that director. Your broker will not vote your shares on this proposal unless you give voting instructions, and abstentions and broker non-votes have no effect on the vote. Any nominee for director who does not receive a greater number of votes "FOR" his or her election than votes "AGAINST" in an uncontested election must tender his or her resignation. Unless accepted earlier by the Board, such resignation will become effective on October 31 of the year of the election.

About the Director Nominees

All of the nominees are currently directors of Occidental who were elected by shareholders at the 2019 Annual Meeting, except for Mr. Shearer, who was appointed to the Board in July 2019, Mr. Gould, who was appointed to the Board in January 2020 (effective March 2020), Mr. Chazen, who was appointed to the Board as Independent Chairman on March 18, 2020, and Messrs. Graziano and Langham and Ms. Paláu-Hernández, each of whom was appointed to the Board on March 25, 2020 in accordance with the Agreement. In the event any nominee should be unavailable for election or unable to serve at the time of the meeting, the proxies may be voted for a substitute nominee selected by the Board, or the Board may reduce the number of directors to eliminate the vacancy.

Biographical information with respect to each of our Board's director nominees, together with a list of the core competencies that contributed to the conclusion that such person should serve as a director, is presented below. An overview of the core competencies of each of our Board's director nominees is featured in a skills matrix on page 24.



Stephen I. Chazen   INDEPENDENT

Chairman since 2020
Age: **73**
Director Since: **2020**
Board Committees: **Advisory**

Current Public Company Directorships:

**Magnolia Oil & Gas Corporation
The Williams Companies, Inc.**

Former Public Company Directorships (within the last 5 years):

Ecolab Inc.

DIRECTOR QUALIFICATIONS

Mr. Chazen is the President, Chief Executive Officer and Chairman of Magnolia Oil & Gas Corporation, a publicly-traded exploration and production company. Prior to that, Mr. Chazen was President and Chief Executive Officer of Occidental from May 2011 to April 2016 and served as a member of the Board from May 2010 to May 2017. Mr. Chazen served as Occidental's President and Chief Operating Officer from 2010 to 2011; President and Chief Financial Officer from 2007 to 2010; Chief Financial Officer and Senior Executive Vice President from 2004 to 2007; Chief Financial Officer and Executive Vice President-Corporate Development from 1999 to 2004; and Executive Vice President-Corporate Development from 1994 to 1999. Before joining Occidental, Mr. Chazen was Managing Director in Corporate Finance and Mergers and Acquisitions at Merrill Lynch. He worked as Director of Project Evaluation and Reservoir Engineering at Columbia Gas Development Corporation from 1977 to 1982. He began his career with Northrop Corporation in 1973 as a Laboratory Manager at the Johnson Space Center. Mr. Chazen is a former Chairman of the Board of the American Petroleum Institute and the Catalina Island Conservancy. Mr. Chazen holds a Ph.D. in Geology from Michigan State University, a master's degree in Finance from the University of Houston, and a bachelor's degree in Geology from Rutgers College.

CORE COMPETENCIES

- Executive Compensation
- Finance/Capital Markets
- Financial Reporting/Accounting Experience
- Industry Background
- Investor Relations
- Public Company Executive Experience
- Risk Management



Andrew Gould   INDEPENDENT

Age: **73**
Director Since: **2020**
Board Committees: **Advisory; Audit; Governance; Sustainability**

Former Public Company Directorships (within the last 5 years):

BG Group
Saudi Aramco

DIRECTOR QUALIFICATIONS

Mr. Gould is the former Chairman and Chief Executive Officer of Schlumberger Limited (Schlumberger), a leading oilfield services company, and served in that capacity from 2003 to 2011. Mr. Gould began his career at Schlumberger in 1975 in its Internal Audit department, based in Paris. In addition to his career at Schlumberger, Mr. Gould served as non-Executive Chairman of BG Group, a multinational oil and gas company, from 2012 until its sale to Royal Dutch Shell in 2016 and served as interim Executive Chairman in 2014. Mr. Gould served on the United Kingdom Prime Minister's Council for Science and Technology from 2004 to 2007. He was Vice-Chairman Technology for the United States National Petroleum Councils' 2007 report "Facing the Hard Truths about Energy" and was awarded the Charles F. Rand Memorial Gold Medal by the Society of Petroleum Engineers in 2014. He is currently a partner of CSL Capital Management, a private equity firm that specializes in energy services, and Chairman of Kayrros Advisory Board, an advanced data analytics company. Mr. Gould serves as a member of the Board of Directors of BJ Services, a private oilfield services company. Mr. Gould also serves as the Chairman of the International Advisory Board at Boston Consulting Group Center for Energy Impact and is a member of the Board of Trustees of The King Abdullah University of Science and Technology in Jeddah, Saudi Arabia. Mr. Gould has an undergraduate degree in Economic History from Cardiff University and qualified as a Chartered Accountant with the Institute of Chartered Accountants in England and Wales.

CORE COMPETENCIES

Executive Compensation   Finance/Capital Markets   Financial Reporting/Accounting Experience
Industry Background   International Experience   Investor Relations   Public Company Executive Experience



Nicholas Graziano   INDEPENDENT

Age: **47**
Director Since: **2020**
Board Committees: **Advisory; Audit**

Current Public Company Directorships:

Cloudera, Inc.
Herbalife Nutrition Ltd.
Herc Holdings Inc.
Xerox Corporation

Former Public Company Directorships (within the last 5 years):

Conduent Incorporated

DIRECTOR QUALIFICATIONS

Mr. Graziano is a director selected by the Icahn Group pursuant to the Agreement. Mr. Graziano has served as Portfolio Manager of Icahn Capital, the entity through which Carl C. Icahn manages investment funds, since February 2018. Mr. Graziano was previously the Founding Partner and Chief Investment Officer of the hedge fund Venetus Partners LP, where he was responsible for portfolio and risk management, along with day-to-day firm management, from June 2015 to August 2017. Prior to founding Venetus, Mr. Graziano was a Partner and Senior Managing Director at the hedge fund Corvex Management LP from December 2010 to March 2015. At Corvex, Mr. Graziano played a key role in investment management and analysis, hiring and training of analysts and risk management. Prior to Corvex, Mr. Graziano was a Portfolio Manager at the hedge fund Omega Advisors, Inc., where he managed a proprietary equity portfolio and made investment recommendations, from September 2009 until December 2010. Before Omega, Mr. Graziano served as a Managing Director and Head of Special Situations Equity at the hedge fund Sandell Asset Management, where he helped build and lead the special situations team responsible for managing a portfolio of concentrated equity and activist investments, from July 2006 to July 2009. Mr. Graziano has over 15 years of experience investing in the energy sector and in particular, E&P. Mr. Graziano previously served on the Board of Directors of each of Conduent Incorporated from May 2018 to March 2020; Fair Isaac Corporation (FICO) from February 2008 to May 2013; WCI Communities Inc. from August 2007 to August 2009; and InfoSpace Inc. from May 2007 to October 2008. Carl C. Icahn has a non-controlling interest in Conduent Incorporated through the ownership of securities. Sandell Asset Management had non-controlling interests in FICO and InfoSpace through the ownership of securities. Mr. Graziano completed a five-year undergraduate/MBA program at Duke University, earning both a BA in Economics and an MBA degree from The Fuqua School of Business.

CORE COMPETENCIES

Corporate Governance   Executive Compensation   Finance/Capital Markets
Financial Reporting/Accounting Experience   Industry Background   Risk Management   Technology/Cyber Security



Carlos M. Gutierrez **INDEPENDENT**

Age: **66**
Director Since: **2009**
Board Committees: **Governance (Chair);**
Audit; Sustainability

Current Public Company Directorships:

MetLife, Inc.

Former Public Company Directorships (within the last 5 years):

Time Warner Inc.

DIRECTOR QUALIFICATIONS

Secretary Gutierrez is Co-Chair of Albright Stonebridge Group, a commercial diplomacy and strategic advisory firm. Prior to joining Albright Stonebridge in April 2013, Secretary Gutierrez was Vice Chairman of the Institutional Clients Group and a member of the Senior Strategic Advisory Group at Citigroup Inc. from 2011 to February 2013. He joined Citigroup from communications and public affairs consulting firm APCO Worldwide Inc., where he was Chairman of the Global Political Strategies division in 2010. He served as U.S. Secretary of Commerce from February 2005 to January 2009, where he worked with foreign government and business leaders to advance economic relationships and enhance trade. Prior to his government service, Secretary Gutierrez was with Kellogg Company, a global manufacturer and marketer of well-known food brands, for nearly 30 years. After assignments in Latin America, Canada, Asia, and the United States, he became President and Chief Executive Officer in 1999 and Chairman of the Board in 2000, positions he held until 2005. Secretary Gutierrez currently serves as an external director on the U.S. Board of PwC, a private professional services firm, and Viridis Technologies, a private technology company. He is Chairman of the National Foreign Trade Council and a member of the Human Freedom Advisory Council at the George W. Bush Institute, the Bo'ao Forum for Asia and the U.S.-India Business Council. He is also a co-founder of The Dream.US, a scholarship fund for undocumented students.

CORE COMPETENCIES

- Executive Compensation
- Financial Reporting/Accounting Experience
- Government, Legal & Regulatory
- International Experience
- Investor Relations
- Public Company Executive Experience
- Risk Management



Vicki Hollub

President and Chief Executive Officer

Age: **60**
Director Since: **2015**

Current Public Company Directorships:

Lockheed Martin

DIRECTOR QUALIFICATIONS

Ms. Hollub became President and Chief Executive Officer of Occidental Petroleum Corporation in April 2016. She has been a member of Occidental's Board of Directors since 2015. During her 35-year career with Occidental, Ms. Hollub has held a variety of management and technical positions with responsibilities on three continents, including roles in the United States, Russia, Venezuela and Ecuador. Most recently, she served as Occidental's President and Chief Operating Officer, overseeing the company's oil and gas, chemical and midstream operations. Ms. Hollub previously was Senior Executive Vice President, Occidental Petroleum, and President, Oxy Oil and Gas, where she was responsible for operations in the U.S., the Middle East region and Latin America. Prior to that, she held a variety of leadership positions, including Executive Vice President, Occidental, and President, Oxy Oil and Gas, Americas; Vice President, Occidental, and Executive Vice President, U.S. Operations, Oxy Oil and Gas; Executive Vice President, California Operations; and President and General Manager of the company's Permian Basin operations. Ms. Hollub started her career at Cities Service, which was acquired by Occidental. Ms. Hollub serves on the boards of the American Petroleum Institute, Khalifa University for Science and Technology in Abu Dhabi and Lockheed Martin. She is the chair of the U.S. Secretary of Energy Advisory Board, the U.S. chair for the U.S.-Colombia Business Council and a member of the World Economic Forum, where she serves on the stewardship board for the Platform for Shaping the Future of Energy and Materials, and the Oil and Gas Climate Initiative. A graduate of the University of Alabama, Ms. Hollub holds a Bachelor of Science in Mineral Engineering. She was inducted into the University of Alabama College of Engineering 2016 class of Distinguished Engineering Fellows.

CORE COMPETENCIES

- Environmental, Health, Safety & Sustainability
- Financial Reporting/Accounting Experience
- Government, Legal & Regulatory
- Industry Background
- International Experience
- Public Company Executive Experience
- Risk Management



William R. Klesse   INDEPENDENT

Age: **73**
Director Since: **2013**
Board Committees: **Compensation; Environmental, Health and Safety; Integration**

Current Public Company Directorships:

MEG Energy

Former Public Company Directorships (within the last 5 years):

Valero Energy Corporation

DIRECTOR QUALIFICATIONS

Mr. Klesse is the former Chief Executive Officer and former Chairman of the Board of Valero Energy Corporation (Valero), an international manufacturer and marketer of transportation fuels, other petrochemical products and power. He joined the Valero board as Vice Chairman in 2005 and served as Chairman of the Board from 2007 until his retirement in December 2014. From 2006 to May 2014, he served as Chief Executive Officer of Valero and served as President from 2008 to 2013. From 2003 to 2005, Mr. Klesse was Valero's Executive Vice President and Chief Operating Officer. Prior to that, he served as Executive Vice President of Refining and Commercial Operations following Valero's 2001 acquisition of Ultramar Diamond Shamrock Corporation, where he had been Executive Vice President of the company's refining operations. Mr. Klesse began his 40-plus year career in the energy industry at Diamond Shamrock Corporation, which merged with Ultramar Corporation in 1996. Mr. Klesse is a trustee of the University of Dayton, Texas Biomedical Research Institute and United Way of San Antonio and Bexar County and serves on the Advisory Board of the San Antonio Food Bank. He also serves on the boards of The Briscoe Western Art Museum, Christus Santa Rosa Foundation and on the board of a private company. Mr. Klesse holds a bachelor's degree in Chemical Engineering from the University of Dayton and a Master of Business Administration with an emphasis in Finance from West Texas A&M University.

CORE COMPETENCIES

Executive Compensation $ Finance/Capital Markets   Financial Reporting/Accounting Experience   Industry Background

Investor Relations   Public Company Executive Experience   Risk Management



Andrew N. Langham   INDEPENDENT

Age: **46**
Director Since: **2020**
Board Committees: **Advisory; Governance**

Current Public Company Directorships:

Cheniere Energy, Inc.
Welbilt, Inc.
CVR Partners LP

Former Public Company Directorships (within the last 5 years):

CVR Energy, Inc.
CVR Refining, LP
Freeport-McMoRan Inc.
Newell Brands Inc.

DIRECTOR QUALIFICATIONS

Mr. Langham is a director selected by the Icahn Group pursuant to the Agreement. Mr. Langham has served as General Counsel of Icahn Enterprises LP (a diversified holding company engaged in a variety of businesses, including investment, automotive, energy, food packaging, metals, real estate and home fashion) since 2014. From 2005 to 2014, Mr. Langham was Assistant General Counsel of Icahn Enterprises. Prior to joining Icahn Enterprises, Mr. Langham was an associate at Latham & Watkins LLP focusing on corporate finance, mergers and acquisitions, and general corporate matters. Mr. Langham was previously a director of CVR Energy, Inc., a diversified holding company primarily engaged in the petroleum refining and nitrogen fertilizer manufacturing industries, from 2014 to 2017; CVR Refining, LP, an independent downstream energy limited partnership, from 2014 to 2019; Freeport-McMoRan Inc., the world's largest publicly traded copper producer, from 2015 to 2018; and Newell Brands Inc., a global marketer of consumer and commercial products, in 2018. Mr. Langham received a B.A. from Whitman College and a J.D. from the University of Washington.

CORE COMPETENCIES

Corporate Governance   Executive Compensation $ Finance/Capital Markets   Government, Legal & Regulatory

Industry Background   Public Company Executive Experience   Risk Management



Jack B. Moore   INDEPENDENT

Vice Chairman since 2019
Age: **66**
Director Since: **2016**
Board Committees: **Compensation (Chair); Advisory; Environmental, Health and Safety; Integration**

Current Public Company Directorships:

KBR Inc.
ProPetro Holding Corp.

Former Public Company Directorships (within the last 5 years):

Cameron International Corporation
Rowan Companies plc

DIRECTOR QUALIFICATIONS

Mr. Moore most recently served as President and Chief Executive Officer of Cameron International Corporation from April 2008 to October 2015 and served as Chairman of the Board of Cameron from May 2011 until it was acquired by Schlumberger in 2016. Mr. Moore served as Cameron's President and Chief Operating Officer from January 2007 to April 2008. Mr. Moore joined Cameron in 1999 and, prior to that, held various management positions at Baker Hughes, where he was employed for over 20 years. Mr. Moore currently serves on the University of Houston System Board of Regents and actively serves in leadership positions with the American Heart Association and Memorial Assistance Ministries. Mr. Moore is a graduate of the University of Houston with a B.B.A. degree and attended the Advanced Management Program at Harvard Business School.

CORE COMPETENCIES

🌱 Environmental, Health, Safety & Sustainability   📊 Executive Compensation   🧮 Financial Reporting/Accounting Experience
🏭 Industry Background   🌐 International Experience   🗂 Public Company Executive Experience   ⚠ Risk Management



Margarita Paláu-Hernández   INDEPENDENT

Age: **63**
Director Since: **2020**
Board Committees: **Environmental, Health and Safety; Compensation**

Current Public Company Directorships:

Conduent Incorporated
Herbalife Nutrition Ltd.

Former Public Company Directorships (within the last 5 years):

ALJ Regional Holdings, Inc.

DIRECTOR QUALIFICATIONS

Ms. Paláu-Hernández is a director selected pursuant to the Agreement with the Icahn Group. Ms. Paláu-Hernández is the founder and Chief Executive Officer of Hernández Ventures, a private firm engaged in the acquisition and management of a variety of business interests in the United States and Mexico. Prior to founding Hernández Ventures in November 1988, Ms. Paláu-Hernández was an attorney from September 1985 until August 1988 with the law firm of McCutcheon, Black, Verleger & Shea, where she focused on domestic and international business and real estate transactions. Ms. Paláu-Hernández was previously a director of ALJ Regional Holdings, Inc., a holding company focused on acquiring and operating customer service-based businesses, from 2015 to 2019. In September 2018, Ms. Paláu-Hernández was nominated by President Donald Trump to serve as United States Representative to the Seventy-third Session of the General Assembly of the United Nations. Ms. Paláu-Hernández is also a member of the following non-profit organizations and boards: Pacific Counsel on International Policy, since April 2017; Co-Chair of the Yale School of Management Council of Global Advisors, since March 2016; Ex-Officio member of the Yale School of Management Board of Advisors, since March 2016; Smithsonian National Latino Board, since August 2016 (Vice-Chair since 2019); UCLA School of Law Board of Advisors, since October 2008; UCLA Law Women L.E.A.D. since September 2016; and Trustee Emeritus of the University of San Diego Board of Trustees, since December 2017. Ms. Paláu-Hernández also served on the University of San Diego Board of Trustees from September 2007 until July 2016. Ms. Paláu-Hernández has a B.A. from the University of San Diego and a J.D. from UCLA School of Law.

CORE COMPETENCIES

📊 Executive Compensation   🏛 Government, Legal & Regulatory   🌐 International Experience   ⚠ Risk Management



Avedick B. Poladian   INDEPENDENT

Age: **68**
Director Since: **2008**
Board Committees: **Audit (Chair); Integration (Chair); Governance**

Current Public Company Directorships:

California Resources Corporation
Public Storage
Western Asset Management Company Funds

DIRECTOR QUALIFICATIONS

Mr. Poladian is currently a director and the former Executive Vice President and Chief Operating Officer (2002-2016) of Lowe Enterprises, Inc., a privately-held diversified national real estate company active in commercial, residential and hospitality property investment, management and development. During his tenure as Chief Operating Officer, Mr. Poladian oversaw human resources, risk management, construction, finance and legal functions across the firm. Mr. Poladian was with Arthur Andersen from 1974 to 2002, admitted to Partner in 1984, Managing Partner, Pacific Southwest in 1989, and is a certified public accountant (inactive). He is a past member of the Young Presidents Organization, the California Society of CPAs and the American Institute of CPAs. Mr. Poladian was appointed to the California State Board of Accountancy and served in the position for nine years. He is a Director Emeritus of the YMCA of Metropolitan Los Angeles, a member of the Board of Advisors of the Ronald Reagan UCLA Medical Center and a former Trustee of Loyola Marymount University. Mr. Poladian holds a bachelor's degree in Accounting from Loyola Marymount University.

CORE COMPETENCIES

Corporate Governance   Executive Compensation   Finance/Capital Markets
Financial Reporting/Accounting Experience   Government, Legal & Regulatory   Risk Management   Technology/Cyber Security



Robert M. Shearer   INDEPENDENT

Age: **64**
Director Since: **2019**
Board Committees: **Compensation; Governance; Sustainability**

DIRECTOR QUALIFICATIONS

Mr. Shearer retired in 2017 as a managing director of BlackRock Advisors, LLC, where he also served as co-head of BlackRock's Equity Dividend team and was a member of the Fundamental Equity Platform within BlackRock's Portfolio Management Group. Mr. Shearer was also the portfolio manager for both the BlackRock Equity Dividend Fund and Natural Resources Trust, which grew from $500 million to over $50 billion under his leadership. Prior to that, Mr. Shearer managed the Merrill Lynch World Natural Resources Portfolio for Merrill Lynch Investment Managers, which merged with BlackRock in 2006. Mr. Shearer has also held senior leadership roles at David L. Babson & Company, Concert Capital Management and Fiduciary Trust Company International. As a senior research officer for Citicorp Investment Management, he focused on the oil industry, including exploration and production, pipelines and oilfield services. Mr. Shearer holds an undergraduate degree in Economics from the University of Wisconsin, as well as a Master of International Management from the Thunderbird School of Global Management and a Master of Business Administration from the University of Wisconsin. He is a Chartered Financial Analyst.

CORE COMPETENCIES

Corporate Governance   Environmental, Health, Safety & Sustainability   Finance/Capital Markets
Financial Reporting/Accounting Experience   Industry Background   International Experience   Investor Relations

Summary of the Board's Director Nominee Core Competencies and Composition Highlights

The following chart summarizes the competencies that the Board considers valuable to effective oversight of Occidental and illustrates how our Board's director nominees individually and collectively represent these key competencies. The lack of an indicator for a particular item does not mean that the director does not possess that qualification, skill or experience as we look to each director to be knowledgeable in these areas; rather, the indicator represents that the item is a core competency that contributed to his or her nomination to the Board.

	Chazen	Gould	Graziano	Gutierrez	Hollub	Langham	Klesse	Moore	Paláu-Hernández	Poladian	Shearer
CORPORATE GOVERNANCE contributes to the Board's understanding of best practices in corporate governance matters			●			●				●	●
ENVIRONMENTAL, HEALTH, SAFETY & SUSTAINABILITY contributes to the Board's oversight and understanding of EHS and sustainability issues and their relationship to the company's business and strategy					●			●			●
EXECUTIVE COMPENSATION contributes to the Board's ability to attract, motivate and retain executive talent and to align compensation programs with shareholder interests	●	●	●	●		●	●	●	●	●	
FINANCE/CAPITAL MARKETS valuable in evaluating Occidental's capital structure, capital allocation and financial strategy (dividends/stock repurchases/financing)	●	●	●			●	●			●	●
FINANCIAL REPORTING/ACCOUNTING EXPERIENCE critical to the oversight of the company's financial statements and financial reports	●	●	●	●	●		●	●		●	●
GOVERNMENT, LEGAL & REGULATORY contributes to the Board's ability to navigate regulatory dynamics and understand complex legal matters and public policy issues				●	●	●			●	●	
INDUSTRY BACKGROUND contributes to a deeper understanding of our business strategy, operations, key performance indicators and competitive environment	●	●	●		●	●	●	●			●
INTERNATIONAL EXPERIENCE critical to cultivating and sustaining business and governmental relationships internationally and providing oversight of our multinational operations		●		●	●			●	●		●
INVESTOR RELATIONS contributes to the Board's understanding of shareholder concerns and perceptions	●	●		●			●				●
PUBLIC COMPANY EXECUTIVE EXPERIENCE contributes to the Board's understanding of operations and business strategy and demonstrates leadership ability	●	●		●	●	●	●	●			
RISK MANAGEMENT contributes to the identification, assessment and prioritization of significant risks facing the company	●		●	●	●	●	●	●	●	●	
TECHNOLOGY/CYBER SECURITY contributes to the Board's understanding of information technology and cyber risks			●							●	

Independence

Occidental's governance policies require that independent directors comprise at least two thirds of the members of the Board (a policy that exceeds New York Stock Exchange (NYSE) requirements). The Board has determined that each of our Board's director nominees, other than Ms. Hollub, is independent.


10 of 11 Nominees
are Independent

Tenure

The average tenure of our Board's director nominees is 4.1 years, which we believe reflects a balance of company experience and new perspectives.


5
2
2
2
0-2
3-5
6-8
9+
# of Years of Service

Diversity

The Board is committed to achieving a diverse and broadly inclusive membership. Three of our Board's director nominees are diverse, based on gender and ethnicity.


27% Diverse

CORPORATE GOVERNANCE

The Board's Corporate Governance Policies establish Occidental's governance framework. The Corporate Governance Policies address the structure and operation of the Board, including matters related to director independence; retirement; outside board memberships; the role of the Board's Independent Chairman; director stock ownership; and Board and Committee performance evaluations. In addition to the Corporate Governance Policies, the Board has established other stand-alone governance policies, including a policy on shareholder rights plans, a confidential voting policy and an independent compensation consultant policy. Occidental's governance policies are reviewed and updated periodically, in light of changing regulations, evolving best practices and shareholder feedback. The Corporate Governance Policies and other governance policies are available on our website at www.oxy.com/investors/Governance.

> Occidental's corporate governance practices generally align with the Investor Stewardship Group's Corporate Governance Framework for U.S. Listed Companies.

Corporate Governance Highlights

RELATING TO THE BOARD

- Independent Chairman of the Board
- Annual elections of the entire Board by a majority of votes cast (for uncontested elections)
- Mandatory resignation if a majority vote is not received (for uncontested elections)
- Demonstrated commitment to Board refreshment
- Board committees comprised entirely of independent directors
- Director retirement age policy of 75
- Meaningful director stock ownership guidelines (6x annual cash retainer)
- Annual evaluations of the Board, each committee and individual directors

RELATING TO SHAREHOLDER RIGHTS

- Ability of shareholders to call a special meeting at a 15% threshold, subject to shareholder approval of Proposal 8
- Ability of shareholders to propose an action by written consent at a 15% threshold, subject to shareholder approval of Proposal 7
- Shareholder right to proxy access (3% for 3 years, up to 20% of the Board)
- Confidential Voting Policy
- Nominating Policy to consider properly submitted shareholder-recommended director nominees
- No supermajority voting requirements
- Active director participation in and oversight of the shareholder engagement program

Shareholder Engagement

Occidental is committed to regular and transparent communication and engagement with its shareholders and other stakeholders. Occidental proactively offers engagement meetings with shareholders collectively representing over a majority of shares outstanding and responds to engagement requests as they are received. Feedback from these meetings is shared with directors through senior management reports to the Board and its committees and by virtue of independent director participation in various shareholder engagements throughout the year.

In 2019 we engaged with shareholders representing over

65%

of our outstanding shares

How we engaged with our shareholders

 **We annually reach out to our largest 30-50 shareholders** to discuss agenda items for the annual meeting and any other topics of interest.

 **We attended 13 investor conferences and executed 8 non-deal roadshows.**

 **We regularly report our shareholders' views to the Board** and respond to feedback, as described below.

 **Independent directors** participated in many of our engagement meetings.

 **We formed the Sustainability and Shareholder Engagement Committee** to oversee our shareholder engagement program, emphasizing our commitment to ongoing communication with our shareholders and other stakeholders.

Responding to Feedback. Engagements in recent years have resulted in enhancements to Occidental's practices and disclosures regarding environmental matters, including the content of Occidental's climate reports; matters related to corporate governance, including the adoption of proxy access, the March By-law Amendments and the Board's proposed amendments to the Charter to, among other things, facilitate shareholders' ability to act by written consent (see Proposal 7) and call special meetings (see Proposal 8); and the executive compensation program, including the design of the long-term incentive program.

Sustainability and Social Responsibility

Occidental's sustainability and social responsibility programs support the company's business objectives and are intended to positively affect the communities where we operate, our employees and the environment. By investing in programs and initiatives that manage operational impacts and address key stakeholder concerns, Occidental strengthens its community relationships and creates shared value for stakeholders and our business. Occidental categorizes its social responsibility commitments and ongoing initiatives into five pillars:

- governance and transparency,
- workforce development,
- health and safety,
- environmental stewardship; and
- economic and social development.

Reporting on Performance. Occidental's climate report, CDP Climate Report, CDP Water Report and an Annual Performance Summary Table with information regarding its environmental, health, safety and social performance are available for download on Occidental's website.

Board Oversight. At the Board level, the Sustainability and Shareholder Engagement Committee oversees sustainability and social responsibility issues. It reviews and monitors climate-related public policy trends and related regulatory matters and oversees Occidental's social responsibility programs, policies and practices. It also oversees Occidental's external reporting on environmental, social and governance and sustainability matters, including climate-related risks and opportunities.

Board Evaluation Process

Led by the Governance Committee, the Board conducts a robust annual evaluation of its performance and the performance of each of the Board's committees and the individual directors. The Governance Committee believes that board evaluations are a critical tool in assessing the composition and effectiveness of the Board, its committees and its directors, and presents an opportunity to identify areas of strength and areas capable of improvement. The annual Board evaluation includes an assessment of, among other things, whether the Board and its Committees have the necessary diversity of skills, backgrounds and experiences to meet Occidental's needs. The Governance Committee annually considers the format of its evaluation processes, which, in recent years, have intentionally included different formats, such as anonymous questionnaires, individual director interviews, and the use of a third-party facilitator. The 2019 Board evaluation process is summarized below.



DETERMINE THE PROCESS

In 2019, the Governance Committee recommended, and the Board approved, Board evaluations through the use of: (i) anonymous written questionnaires, (ii) a skills matrix, and (iii) individual director interviews conducted by an independent third-party facilitator. This process was intended to encourage candid feedback from directors to promote productive discussions.

CONDUCT EVALUATIONS

The Board and committee questionnaires solicited feedback related to committee and board effectiveness and performance; agenda topics and materials; skills; leadership; and, at the board level, matters related to strategy. The questionnaires also included open-ended questions that prompted each director to reflect and comment on his or her own individual performance and contributions to the Board. The third-party facilitator interviewed each director to discuss his or her questionnaire responses and to solicit additional feedback.

TAKE RESPONSIVE ACTION

As part of its analysis of the evaluation results, the Board and management determined appropriate responsive actions to be implemented over the next year that are intended to address areas that were identified as capable of improvement.

ANALYZE THE RESULTS

In late 2019, the aggregated results of each questionnaire and feedback from the director interviews was reviewed and discussed at a meeting of the Governance Committee. Each committee reviewed its individual results, and the third-party facilitator led the Board in a discussion of the overall findings at a meeting of the full Board.

Director Selection and Recruitment

Pursuant to the Board's Nominating Policy, the Governance Committee considers director candidates recommended by shareholders as discussed further on page 102. In recent years, the Board has identified director candidates through the use of independent search firms, third-party recommendations, and the recommendations of directors and executive officers. For a discussion of the factors that the Governance Committee considers in recommending candidates for election to the Board, see "*Proposal 1: Election of Directors – Director Nominations*" on page 17.

Proxy Access for Shareholder-Nominated Director Candidates

Occidental's By-laws permit a group of up to 20 shareholders, collectively owning 3% or more of Occidental's outstanding common stock continuously for at least three years, to nominate and include in Occidental's proxy materials director nominees constituting up to 20% of the Board, but not less than two directors, provided that the shareholder(s) and the nominee(s) meet the requirements of Occidental's By-laws. For more information on proxy access and other procedures to recommend candidates to the Board, see "*Director Nominations for the 2021 Annual Meeting*" beginning on page 102.

Board of Directors and its Committees

Occidental is governed by its Board, which is led by an Independent Chairman, and its seven committees, composed entirely of independent directors. The structure of the Board and the responsibilities of its committees are described in more detail below.

Independent Board Leadership Structure

Occidental's By-laws provide for the Board to annually elect one of its independent directors to be Chairman of the Board. On March 18, 2020, the Board elected Mr. Chazen to serve in that position, succeeding Mr. Batchelder, who held the role since 2015. The Chairman of the Board presides at Board meetings and meetings of shareholders and his/her responsibilities include, among other things:

- Call meetings of the independent directors and chair executive sessions of the Board at which no members of management are present;
- Approve the agendas for Board and committee meetings;
- Propose a schedule of Board meetings and the information to be provided by management for Board consideration;
- Recommend the retention of consultants who report directly to the Board;
- Assist in assuring compliance with the Corporate Governance Policies and to recommend revisions to the policies;
- Evaluate, along with the members of the Compensation Committee and the other independent directors, the performance of the Chief Executive Officer;
- Consult with other Board members as to recommendations on the membership and chairpersons of the Board committees and discuss recommendations with the Governance Committee;
- Communicate the views of the independent directors and the Board committees with respect to objectives set for management by the Board; and
- Serve as a liaison between the Board and Occidental's shareholders.

Occidental's By-laws provide that the Board may also elect a Vice Chairman from among the independent directors to perform the duties of the Chairman of the Board in the absence or disability of the Chairman. In 2019, the Board elected Mr. Moore to serve as Vice Chairman.

Board Committees

The committees of the Board are composed entirely of independent directors. The primary responsibilities of the committees are described below. From time to time, the Board of Directors delegates additional duties to the committees.

Audit Committee

MEMBERS

Avedick B. Poladian (Chair)
Margaret M. Foran
Andrew Gould
Nicholas Graziano
Carlos M. Gutierrez
Elisse B. Walter

MEETINGS IN 2019: 8

The Audit Committee members are independent and the Board has determined that each Audit Committee member is an "audit committee financial expert" within the meaning of the SEC's regulations.

The Audit Committee Report with respect to Occidental's financial statements is on page 70.

PRIMARY RESPONSIBILITIES:

- Engage and evaluate the independent auditor
- Discuss the scope and results of the audit with the independent auditor and matters required to be discussed by the PCAOB
- Oversee financial reporting and accounting principles and controls and the internal audit function
- Review internal audit reports and responsive actions by management
- Review matters relating to financial risk
- Evaluate the independent auditor's qualifications, performance and independence
- Oversee matters relating to Occidental's Code of Business Conduct

Corporate Governance and Nominating Committee

MEMBERS

Carlos M. Gutierrez (Chair)
Eugene L. Batchelder
Margaret M. Foran
Andrew Gould
Andrew N. Langham
Avedick B. Poladian
Robert M. Shearer

MEETINGS IN 2019: 5

It is the policy of the Governance Committee to consider nominees to the Board recommended by Occidental's shareholders. See page 102 for information regarding how to recommend nominees to the Board.

PRIMARY RESPONSIBILITIES:

- Recommend candidates for election to the Board
- Review and interpret Occidental's Corporate Governance Policies and consider other governance issues
- Review and approve related party transactions
- Oversee the evaluation of the Board, its committees and the individual directors
- Evaluate and make recommendations to the Board regarding the compensation and benefits of non-employee directors

Environmental, Health and Safety Committee

MEMBERS

Elisse B. Walter (Chair)
Spencer Abraham
William R. Klesse
Jack B. Moore
Margarita Paláu-Hernández

MEETINGS IN 2019: 5

PRIMARY RESPONSIBILITIES:

- Review and discuss with management the status of environmental, health and safety issues, including compliance with applicable laws and regulations
- Review and discuss the results of internal compliance reviews and remediation projects
- Review and discuss with management Occidental's environmental, health and safety performance and related initiatives

Executive Compensation Committee

MEMBERS

Jack B. Moore (Chair)
Spencer Abraham
William R. Klesse
Margarita Paláu-Hernández
Robert M. Shearer

MEETINGS IN 2019: 6

The Compensation Committee's report on executive compensation is on page 55.

PRIMARY RESPONSIBILITIES:

- Review the performance of the CEO and determine CEO compensation based on this evaluation
- Review and approve the compensation of all other executive officers
- Review Occidental's talent development processes and programs
- Oversee the assessment of risks related to Occidental's compensation policies and programs
- Administer Occidental's equity-based incentive compensation plans and periodically review the performance of the plans

Integration Committee

MEMBERS

Avedick B. Poladian (Chair)
Spencer Abraham
William R. Klesse
Jack B. Moore

MEETINGS IN 2019: 1

PRIMARY RESPONSIBILITIES:

- Oversee and assess the effectiveness of management's integration of the business, operations and organizational culture of Anadarko

- Oversee management's implementation of Board-approved asset sales, capital reduction plans and other de-leveraging strategies related to the integration and monitor management's achievement of targeted synergies

Sustainability and Shareholder Engagement Committee

MEMBERS

Margaret M. Foran (Chair)
Andrew Gould
Carlos M. Gutierrez
Robert M. Shearer
Elisse B. Walter

MEETINGS IN 2019: 1

PRIMARY RESPONSIBILITIES:

- Review and oversee Occidental's social responsibility programs and external reporting on environmental, social and governance and sustainability matters, including climate-related risks and opportunities

- Oversee Occidental's shareholder engagement program

- Review and monitor climate-related public policy trends and related regulatory matters

- Review shareholder proposals related to matters overseen by the committee

- Oversee Occidental's Political Contributions Policy and review Occidental's political activities and expenditures

- Review and oversee the Charitable Contributions and Matching Gift Program

Advisory Committee

MEMBERS

Stephen I. Chazen (Chair)
Andrew Gould
Nicholas Graziano
Andrew N. Langham
Jack B. Moore

PRIMARY RESPONSIBILITIES:

- Meet with Occidental's management more frequently than the full Board and therefore provide more regular Board oversight and input to Occidental's management with respect to Occidental's business and operations

- Provide regular updates to the Board regarding the committee's activities

Other Governance Matters

Director Education

Directors are provided with continuing education, including business-specific learning opportunities through site visits and briefing sessions led by internal experts or third parties on topics that are relevant to Occidental. Directors are also encouraged to attend additional continuing education programs designed to enhance the performance and competencies of individual directors and the Board. In 2019, directors participated in various corporate director and compliance programs held by universities and corporate director, governance and investor organizations, as attendees or as presenters.

Director Attendance

The Board of Directors held eleven meetings in 2019, one of which was principally devoted to a strategic review session. Each of the directors attended more than 75% of the aggregate number of meetings of the Board and of the Board committees on which he or she served and which were held during the period that each director served. All of the directors then serving on the Board attended the 2019 Annual Meeting of Shareholders. Attendance at the Annual Meeting of Shareholders is expected of directors as if it were a regular meeting of the Board.

Executive Sessions of the Independent Directors

The independent directors regularly meet in executive sessions at which no members of management are present. The independent directors held five executive sessions in 2019. The Board's then-Independent Chairman, Mr. Batchelder, chaired the executive sessions.

Risk Oversight

The Board is responsible for overseeing Occidental's policies and procedures with respect to risk management, and it has empowered its committees with oversight of specific, material risks tailored to each committee's area of focus. Each of the Board's committees is integral to the control and compliance aspects of risk oversight by the Board. Each committee meets regularly with management to review, as appropriate, compliance with existing policies and procedures and to discuss changes or improvements that may be required or desirable. Every committee, other than the newly-formed Advisory, Integration and Sustainability and Shareholder Engagement Committees, met at least five times in 2019. The frequency of committee meetings is intended to allow each committee adequate time for in-depth review and discussion of matters associated with its areas of responsibility. Each committee regularly reports to the Board regarding the committee's discussion of issues and findings, as well as to make recommendations of appropriate changes or improvements.

Related Party Transactions

Pursuant to Occidental's Conflict of Interest Policy and Code of Business Conduct, each director and executive officer has an obligation to avoid any activity, agreement, business investment or interest, or other situation that could be construed either as divergent from or in competition with Occidental's interest or as an interference with such person's primary duty to serve Occidental, unless prior written approval has been granted by the Audit Committee. All potential conflicts of interest must be reported to a designated compliance officer. A summary of the Conflict of Interest Policy is included in Occidental's Code of Business Conduct which can be found at www.oxy.com/Investors/Governance.

Pursuant to Occidental's written policy on related party transactions, the Governance Committee reviews relationships and transactions in which Occidental and its directors, executive officers, or their immediate family members participate if the amount involved exceeds $120,000. To help identify related party transactions, each director and executive officer must complete an annual questionnaire that requires disclosure of any transaction between Occidental and the director or executive officer or any of his or her affiliates or immediate family members. Additionally, the accounting department reviews Occidental's financial records for payments made to, or received from, related parties and the entities with which the related parties are affiliated, and reports any identified transactions to the legal department. The Governance Committee reviews and approves, ratifies or rejects identified related party transactions. In approving, ratifying or rejecting a related party transaction, the Governance Committee considers such information as it deems appropriate to determine whether the transaction is on reasonable and competitive terms and is fair to Occidental and its shareholders.

Pursuant to the policy, the Governance Committee identified one transaction that qualified as a related party transaction. Brent Vangolen, the son of Mr. Glenn Vangolen, an executive officer, is employed by Occidental as a manager of surface and base management technology for the domestic oil and gas segment. His total compensation for 2019 (consisting of his annual base salary, annual bonus and stock-based compensation) was approximately $260,000. He also participated in the general welfare and benefit plans of Occidental. Mr. Vangolen did not participate in the hiring of his son and does not participate in performance evaluations or compensation decisions regarding his son. Mr. Brent Vangolen's compensation and benefits are comparable with similarly situated employees of Occidental.

Communications with Directors

Shareholders and other interested parties may communicate with any director by sending a letter to the director's attention in care of Occidental's Corporate Secretary, Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046. The Corporate Secretary opens, logs and forwards all such correspondence (other than advertisements or other solicitations) to directors unless a director has requested that the Corporate Secretary forward correspondence unopened.

Proposal 2
Advisory Vote to Approve Named Executive Officer Compensation

 The Board recommends that you vote **"FOR"** the advisory vote to approve named executive officer compensation.

Occidental is submitting this proposal to its shareholders for an advisory vote to approve the compensation of its named executive officers as disclosed in this Proxy Statement pursuant to Section 14A of the Exchange Act. At our 2017 Annual Meeting, the shareholders approved, on an advisory basis, a frequency of every year for casting advisory votes to approve named executive officer compensation. The next Say-on-Pay vote is expected to occur at our 2021 Annual Meeting of Shareholders.

The executive compensation program for the named executive officers includes many best-practice features that are intended to enhance the alignment of compensation with the interests of Occidental's shareholders. The executive compensation program is described in the Compensation Discussion and Analysis (CD&A) section beginning on page 33 of this Proxy Statement.

The Compensation Committee strives to maintain a compensation program that will attract, retain and motivate outstanding executives by providing incentives to reward them for superior performance that supports Occidental's long-term strategic objectives, whether in an up- or down-cycle commodity price environment, and is competitive with industry practices. The executive compensation program is intended to:

- Align with shareholder interests;
- Preserve performance accountability in both strong and weak commodity price environments;
- Build long-term share ownership;
- Provide a consistent retention incentive;
- Be straightforward and transparent for the benefit of executives and shareholders; and
- Match or exceed prevailing governance standards for performance-based compensation.

The Board recommends that shareholders support the following resolution for the reasons described in the CD&A:

RESOLVED, that the shareholders approve, on an advisory basis, the compensation of Occidental's named executive officers for 2019, as set forth in the CD&A section, Summary Compensation Table and all other table and narrative disclosures regarding named executive officer compensation set forth in this Proxy Statement.

A majority of the shares of common stock present in person or by proxy at the 2020 Annual Meeting and entitled to vote on this proposal must vote "FOR" the proposal to approve it. Your broker may not vote your shares on this proposal unless you give voting instructions. Abstentions have the same effect as votes cast "AGAINST" the proposal. Broker non-votes have no effect on the vote. As in past years, your vote will not directly affect or otherwise limit or enhance any existing compensation or award arrangement of any of our named executive officers, but the outcome of the Say-on-Pay vote will be taken into account by the Compensation Committee in making future compensation decisions.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (CD&A) describes the material elements, objectives and principles of Occidental's 2019 executive compensation program for its named executive officers, recent compensation decisions and the factors the Compensation Committee considered in making those decisions. The named executive officers for 2019 were:

Name	Position
Vicki Hollub	President and Chief Executive Officer
Edward A. Lowe	Executive Vice President and Group Chairman, Middle East
Marcia E. Backus	Senior Vice President, General Counsel and Chief Compliance Officer
Oscar K. Brown	Senior Vice President, Strategy, Business Development and Supply Chain
Cedric W. Burgher	Senior Vice President and Chief Financial Officer

Executive Summary

2019 Performance and Pay Decisions

With the acquisition of Anadarko in August 2019, Occidental became the fourth largest producer in the Gulf of Mexico and the leading producer in the DJ and Uinta Basins and solidified its leadership position in the Permian Basin. Internationally, Occidental remains a partner of choice in Colombia, Oman and the United Arab Emirates.

Following the acquisition, Occidental made rapid progress toward meeting its value capture, deleveraging and divestiture commitments. Within five months, Occidental repaid one-third of the new debt it raised in connection with the acquisition and captured nearly 60% of its $2 billion annual synergy target on a run-rate basis. These accomplishments included $799 million of overhead synergies, $83 million of operating synergies and $323 million of capital synergies. Occidental prioritized safety while making significant progress in integrating its businesses and achieving its acquisition-related goals. In 2019, Occidental also delivered its best-ever safety performance, with a combined employee and contractor illness and incidence rate of 0.29.

Occidental worked quickly to apply its technical and operational expertise to Anadarko's asset base lowering the capital intensity of its operations to produce more oil at a lower cost. In the Delaware Basin, for example, Occidental has already realized a meaningful reduction in drilling days, per-well completion savings and a reduction in downtime on its legacy Anadarko acreage. These efficiencies are expected to increase cost savings and free cash flow over time to create long-term value for Occidental's shareholders.

Effect of the Anadarko Acquisition on 2019 Compensation. In February 2019, the Compensation Committee reviewed and set the performance metrics and targets for the executive officers including the annual cash incentive award and performance-based long-term incentive awards. The Compensation Committee also set salary amounts, target annual cash incentive award amounts and long-term incentive award amounts. As Occidental and Anadarko had not begun negotiations that led to the merger agreement until after setting the 2019 compensation program, the impact of the Anadarko acquisition on Occidental's performance metrics and targets was not taken into account. Following the acquisition, the Compensation Committee decided to end certain incentive programs early, and either forfeit or refocus the remaining incentive opportunities toward post-acquisition priorities.

Long-Term Incentive Awards. The Compensation Committee delivers the majority of the named executive officer compensation opportunity in stock-based, long-term incentive compensation. In 2018 and 2019, 25% and 20% of the target long-term incentive award value of Ms. Hollub and the other named executive officers, respectively, was dependent on long-term cash return on capital employed (CROCE) performance. Because the terms of the outstanding CROCE awards did not include a mechanism for adjustment of the performance target for significant corporate events, such as to account for the impact of the Anadarko acquisition on Occidental's capital structure, the Compensation Committee determined it was appropriate to conclude and settle a portion of the awards early based on Occidental's CROCE performance through June 30, 2019, the last balance sheet date before the acquisition. In determining the partial payout under the 2018 and 2019 CROCE awards, the Compensation Committee (i) evaluated Occidental's CROCE performance during the abbreviated performance periods, which were met at 200% and 133% of target, respectively, and (ii) reduced the number of shares underlying each award by a proration factor of 50% for the 2018 CROCE award and 83.3% for the 2019 CROCE award, based on the time elapsed in each performance period. The Compensation Committee settled these partial awards in shares of common stock. The executive officers forfeited the portion of the CROCE awards applicable to the periods after June 30, 2019 and did not receive any offsetting or supplemental awards.

Annual Cash Incentive Award. Occidental delivers a smaller portion of the named executive officer compensation opportunity through the annual cash incentive award, based on company and individual performance against pre-set metrics. In light of the Board and shareholder focus on management's progress in achieving acquisition-related goals, the Compensation Committee bifurcated the company performance portion of the 2019 annual cash incentive award into two performance periods (pre- and post-acquisition) to give significant weight to management's achievement of acquisition-related goals. The measured company performance in both the pre- and post-acquisition performance periods significantly exceeded expectations, and the Compensation Committee determined that the named executive officers demonstrated outstanding personal performance against their individual performance goals. As a result, the named executive officers earned annual cash incentive award amounts ranging from 133% to 175% of target. Critical drivers of above-target payout were:

2019 Pre-Acquisition Period

✔ Outstanding operational and financial performance against company objectives

✔ Achieved best safety record of all-time

✔ Continued focus on Oxy Low Carbon Ventures carbon-reduction strategies

2019 Post-Acquisition Period

✔ Rapid progress toward achieving synergy and divestiture goals within 5 months of closing

✔ Accelerated debt reduction by repaying one-third of the debt raised for the acquisition

✔ Applied operational expertise to Anadarko's assets with excellent results

The Compensation Committee paid out a significant portion of the annual cash incentive award earned by Ms. Hollub and Messrs. Brown and Burgher in forfeitable, time-vesting restricted stock units (RSUs) in lieu of cash. These named executive officers were integral to the Anadarko acquisition and are principally responsible for executing Occidental's strategy to unlock the value of the transaction. For these reasons, the Committee determined that it was appropriate for a significant portion of their earned 2019 annual cash incentive award value to be linked to future stock price performance.

> **Pursuant to the Compensation Committee's pay-for-performance philosophy, the named executive officers did not receive any supplemental, one-off, or deal-based awards following the closing of the Anadarko acquisition.**

Impact of Recent Events on Pay Decisions

The 2020 macroeconomic environment is challenging for our industry and Occidental is taking action to reset its business plan in light of new market realities. Concerning compensation, the Compensation Committee has determined not to adjust the performance conditions underlying the long-term incentive awards granted in February 2020, which in combination are tracking at only 8% of their original grant date fair value. The Compensation Committee has also capped the base salaries of each of the named executive officers at $250,000, and may take further actions as appropriate.

Ultimate Pay Outcomes Aligned with Performance. As the Compensation Committee takes action to align the 2020 compensation program with the interests of our shareholders, Occidental's significant stock price decline and the fall of crude oil prices have underscored the pay-for-performance nature of the executive compensation program. Pursuant to Securities and Exchange Commission (SEC) rules, this CD&A and the Executive Compensation Tables are principally focused on the Compensation Committee's 2019 executive compensation decisions and report the value of performance-based stock awards and time-vesting stock awards at their grant date fair value or their value as of December 31, 2019, as required. However, these values have declined precipitously in recent weeks. As of March 24, 2020,

Occidental's stock price had decreased over 84% from the grant date of the February 2019 long-term incentive awards, and the outstanding TSR awards granted in 2018, 2019, and 2020 and the CROCE award granted in 2020 were tracking at a 0% payout. The 2019 realizable pay of Occidental's named executive officers is less than half of the value reported for each named executive officer as total compensation in the Summary Compensation Table on page 56.

Supplemental Summary Compensation Table

The following table intends to illustrate the pay-for-performance nature of the executive compensation program by presenting the realizable pay of the 2019 compensation program for the named executive officers as of March 24, 2020. The Summary Compensation Table (SCT) on page 56 was prepared in accordance with SEC rules and shows, in the "Stock Awards" column (and the "Bonus" and "Non-Equity Incentive Plan Compensation" columns for Ms. Hollub and Messrs. Brown and Burgher), the grant date fair value of stock awards granted in 2019. In the table below, the stock awards are valued based on Occidental's closing stock price on March 24, 2020 and Occidental's TSR performance, which is tracking at a 0% payout of the 2019 TSR award.

	Salary	Realizable Bonus[1]	Realizable Stock Awards[2]	Realizable Non-Equity Incentive Plan Compensation[3]	All Other Compensation	Realizable Total Compensation	SCT Total Compensation	Percentage Difference
Vicki Hollub President and Chief Executive Officer	$ 1,330,769	$ 665,916	$ 793,382	$ 998,874	$ 616,293	$ 4,405,234	$ 15,990,903	↓ 72%
Edward Lowe Executive Vice President and Group Chairman, Middle East	$ 645,192	$ 393,750	$ 371,829	$ 606,250	$ 251,054	$ 2,268,075	$ 5,396,319	↓ 58%
Marcia Backus Senior Vice President, General Counsel and Chief Compliance Officer	$ 724,231	$ 420,000	$ 318,719	$ 980,000	$ 276,514	$ 2,719,464	$ 5,400,843	↓ 50%
Cedric Burgher Senior Vice President and Chief Financial Officer	$ 765,385	$ 357,981	$ 361,215	$ 835,290	$ 290,477	$ 2,610,348	$ 6,205,967	↓ 58%
Oscar Brown Senior Vice President, Strategy, Business Development and Supply Chain	$ 632,308	$ 429,578	$ 283,463	$ 1,002,349	$ 328,557	$ 2,676,255	$ 5,660,926	↓ 53%

[1] Amounts shown represent the portion of the annual cash incentive award earned pursuant to the company performance portion for the post-acquisition period. For Ms. Hollub and Messrs. Brown and Burgher, the Compensation Committee determined to settle a significant portion of the annual cash incentive award in time-vesting RSUs in lieu of cash. The "Realizable Bonus" amount shown includes the value of such RSUs and their accrued dividends as of March 24, 2020. For more information regarding the 2019 annual cash incentive award, see "Compensation Discussion and Analysis – Elements of the 2019 Compensation Program – Annual Cash Incentive" on page 41.

[2] Amounts shown reflect the value of the settled 2019 CROCE award, the time-vesting RSU award and the payment or accrual of dividends pursuant to these awards, as applicable, as of March 24, 2020. The TSR award is not projected to pay out.

[3] Amounts shown represent the portion of the annual cash incentive award earned pursuant to the company performance portion for the pre-acquisition period and for individual performance (excluding the portion attributable to the company performance portion for the post-acquisition period, which is shown in the "Realizable Bonus" column). For Ms. Hollub and Messrs. Burgher and Brown, the Compensation Committee determined to settle a significant portion of the annual cash incentive award in time-vesting RSUs in lieu of cash. For those officers, the "Realizable Non-Equity Incentive Plan Compensation" amount shown includes the value of such RSUs and their accrued dividends as of March 24, 2020 in addition to the cash component. For more information regarding the 2019 annual cash incentive award, see "Compensation Discussion and Analysis – Elements of the 2019 Compensation Program – Annual Cash Incentive" beginning on page 41.

Our Pay for Performance Accountability

Through the actions and outcomes described above, the Board, the Compensation Committee and senior management remain committed to performance accountability in our compensation programs. The Committee will continue to manage compensation outcomes in line with the performance achieved, especially through these volatile periods. Future incentives will require substantial financial and operating performance to earn payouts. We will keep our investors informed and continue to engage with shareholders about their top priorities for Occidental.

Objectives of the Executive Compensation Program

The Compensation Committee strives to maintain a compensation program that will attract, retain and motivate outstanding executives by providing incentives to reward them for superior performance that supports Occidental's long-term strategic objectives, whether in an up- or down-cycle commodity price environment, and is competitive with industry practices. The executive compensation program is intended to:

- Align with shareholder interests;
- Preserve performance accountability in both strong and weak commodity price environments;
- Build long-term share ownership;
- Provide a consistent retention incentive;
- Be straightforward and transparent for the benefit of executives and shareholders; and
- Match or exceed prevailing governance standards for performance-based compensation.

Governance Features of the Executive Compensation Program

The 2019 executive compensation program for the named executive officers includes many best-practice features that are intended to enhance the alignment of compensation with the interests of Occidental's shareholders.

What We Do

✔ **Pay for Performance.** A substantial majority of named executive officer compensation is performance-based. The Compensation Committee annually reviews the metrics underlying performance-based compensation to evaluate their continued alignment with Occidental's business priorities.

✔ **Act on Shareholder Feedback.** Shareholder feedback influences the executive compensation program, and contributed to the Compensation Committee's 2019 decisions to (i) increase the sustainability component of the annual cash incentive award and (ii) align short-term compensation with the achievement of acquisition-related goals.

✔ **Clawback in the Event of Misconduct.** The Compensation Committee has the authority to claw back annual cash incentive awards and long-term incentive awards for violations of Occidental's Code of Business Conduct and related policies.

✔ **Emphasize Stock Ownership.** Long-term incentive awards are payable solely in shares of common stock and the net shares received upon each RSU award vesting are subject to a two-year holding period. In addition, Occidental's executive officers are subject to meaningful stock ownership guidelines, ranging from three to six times the officer's annual base salary.

✔ **Monitor Compensation Program for Risk.** The executive compensation program includes multiple features that are intended to appropriately control motivations for excessive risk-taking. The Compensation Committee conducts an annual assessment of our executive compensation program to identify and minimize, as appropriate, any compensation arrangements that may encourage excessive risk-taking.

✔ **Use Double-Trigger Vesting for Equity Awards.** Pursuant to the 2015 LTIP, equity awards vest in the event of a change in control only if there is also a qualifying termination of employment.

What We Don't Do

✖ **No Dividend Equivalents on Unvested Performance Awards.** Under the 2015 LTIP, dividends and dividend equivalent rights are subject to the same performance goals as the underlying award and will not be paid until the performance award has vested and becomes earned (except in the case of certain retention awards).

✖ **No Hedging or Derivative Transactions.** Directors, executive officers and all other employees are not permitted to engage in transactions designed to hedge or offset the market value of Occidental's common stock or transact in derivatives of Occidental's common stock.

✖ **No Golden Parachute Payments.** Our golden parachute policy provides that, subject to certain exceptions, Occidental will not grant golden parachute benefits (as defined in the policy) to any senior executive which exceed 2.99 times his or her salary plus annual cash incentive award without shareholder approval.

✖ **No Repricing of Stock Options.** The 2015 LTIP does not permit the repricing of stock options or stock appreciation rights without shareholder approval.

Overview of the 2019 Executive Compensation Program

	Element	Purpose	Form of Payout	How Target Values are Determined	2019 Determinations
FIXED	**Base Salary**	Provide a competitive level of fixed compensation.	Cash	The Compensation Committee reviews base salaries annually and as circumstances warrant. The Compensation Committee reviews compensation surveys, publicly available peer company data, internal pay equity, individual responsibilities and performance assessments with the intent to attract and retain highly talented executives.	The Compensation Committee approved base salary increases ranging from 4% to 8% for each named executive officer in 2019. Salary decisions are described in more detail under "*Individual Compensation Considerations*" beginning on page 49.
	Annual Cash Incentive	Motivate executives to achieve superior performance over a one-year period.	Cash	The Compensation Committee annually reviews the objectives, metrics and targets underlying the annual cash incentive award, and their relative weightings, with an aim to incentivize the named executive officers to excel in areas that are aligned with Occidental's business objectives.	Consistent with 2018, the 2019 annual cash incentive award evaluated management's performance against metrics related to Occidental's operational, financial, strategic, safety/environmental and sustainability performance, and included a qualitative assessment of each officer's individual contributions. In light of Board and shareholder focus on management's progress in achieving acquisition-related goals, the Compensation Committee bifurcated the corporate performance portion of the 2019 annual cash incentive award into two performance periods (pre- and post-acquisition) in order to give significant weight to management's achievement of acquisition-related goals. The annual cash incentive is described in more detail under "*Elements of the 2019 Executive Compensation Program – Annual Cash Incentive*" beginning on page 41. The amount ultimately earned under the annual cash incentive award for each named executive officer is discussed under "*Individual Compensation Considerations*" beginning on page 49.
VARIABLE — **LONG-TERM INCENTIVES**[1]	**PSU Awards**	Incentivize executives to sustain long-term performance.	Stock	The Compensation Committee annually reviews and determines a target long-term incentive award package for each of the named executive officers based on a review of compensation surveys, publicly available peer company data, the executive's prior-year award value, retention considerations, the balance of short- and long-term pay and internal pay equity. The majority of the long-term incentive award package for each named executive officer is performance-based. The Compensation Committee annually considers the performance criteria to underlie the PSU awards in light of Occidental's ongoing business objectives.	In 2019, the Compensation Committee continued utilizing TSR and CROCE as the performance criteria for the PSU awards. The TSR award is an objective, external measure of Occidental's effectiveness in translating its results into shareholder returns. The CROCE award incentivizes a high level of executive focus on capital efficiency and prudent capital allocation. The RSU award, which is subject to a two-year post-vesting holding period, aligns with Occidental's absolute stock price performance and provides retention value. In light of the Anadarko acquisition, the Compensation Committee amended the performance periods of the outstanding 2018 and 2019 CROCE awards. The Compensation Committee assessed performance for the 2018 and 2019 CROCE awards through June 30, 2019 and settled such amended awards. The executive officers forfeited the portion of the CROCE awards applicable to the period after June 30, 2019 and did not receive any supplemental awards. The long-term incentive award program is described in more detail under "*Elements of the 2019 Executive Compensation Program – Long-Term Incentive Award Program*" beginning on page 45. The target value of the long-term incentive award package of each named executive officer is described under "*Individual Compensation Considerations*" beginning on page 49.
	RSU Award	Provide a retention incentive that promotes sustained stock ownership and incentivize stock price performance.	Stock		

[1] Mr. Brown did not receive a CROCE award in 2019 as he was not an executive officer when long-term incentive awards were granted in early 2019.

Compensation Program Emphasizes Performance

A substantial majority of named executive officer compensation is dependent on performance.

90% of Ms. Hollub's (and an average of 85% of the other named executive officers') 2019 target direct compensation opportunity is variable, or at risk. The ultimate value of at risk compensation is dependent on company performance outcomes, the result of the Compensation Committee's assessment of each individual's performance and Occidental's stock price performance.

CEO Target Direct Compensation Mix[1]



10% Fixed Pay

90% Variable, or "At-Risk," Pay

34% TSR Award

19% CROCE Award

25% Cash

75% Stock Awards

10% Salary

15% Annual Cash Incentive

22% RSU Award

[1] Target Direct Compensation is composed of (i) base salary, (ii) target annual cash incentive award opportunity, and (iii) the grant date fair value of long-term incentive awards.

Executive Compensation Program Considerations

In evaluating the appropriateness of the executive compensation program, the Compensation Committee considers the results of Occidental's recent advisory votes to approve executive compensation (the Say-on-Pay vote) and other relevant factors, including:

- Occidental's strategic priorities;
- Shareholder feedback received through the shareholder engagement program;
- Occidental's recent financial and operational performance relative to company goals and peer company performance;
- Input from Ms. Hollub with respect to the performance of the other named executive officers;
- Peer company and market pay practices; and
- Emerging compensation trends and best practices.

Say-on-Pay Vote. At the 2019 Annual Meeting, Occidental's Say-on-Pay vote received support from approximately 88% of the total votes cast. This result represented a decline in support as compared to recent years. Based on conversations with our shareholders, the Compensation Committee attributed much of the decline to shareholders that were not in favor of the Anadarko acquisition at the time of the 2019 Annual Meeting, and not due to the features of the executive compensation program. Shareholder focus on management's achievement of acquisition-related goals following the completion of the acquisition contributed to the Compensation Committee's decision to bifurcate the company performance portion of the 2019 annual cash incentive award into pre- and post-acquisition performance periods in order to give significant weight to management's progress against the success of the integration, realizing synergy capture and meeting divestiture targets.

Participants in the Executive Compensation Decision-Making Process

Role of the Independent Compensation Committee. The Compensation Committee, composed of independent members of the Board, is responsible for annually reviewing and approving all aspects of the Chief Executive Officer's compensation, as well as annually reviewing and approving the compensation of all other named executive officers. In performing these duties, the Compensation Committee obtains input, advice and information from senior management, members of Occidental's Human Resources team and an independent compensation consultant, as further described below, throughout the year. The Compensation Committee also considers the views expressed by Occidental's investors and shareholder advisory groups in making executive compensation decisions. The Compensation Committee uses publicly available data regarding the executive compensation practices of its compensation peer group (as defined below) as an additional tool but does not benchmark executive compensation to a specific percentile within the peer group.

Role of Senior Management. Ms. Hollub, as Chief Executive Officer, makes recommendations regarding the compensation package for each of the other named executive officers to the Compensation Committee. For 2019, Ms. Hollub set Mr. Brown's base salary, annual cash incentive opportunity and target long-term incentive award values given Mr. Brown was not an executive officer at the time that such compensation decisions were made. Ms. Hollub and the senior executives responsible for Human Resources are present for a portion of each of the Compensation Committee meetings, but no senior executive is present when decisions regarding his or her compensation is discussed and determined. Only the Compensation Committee sets Ms. Hollub's compensation package. Senior members of the Human Resources team and other members of senior management interact with the compensation consultant as necessary and prepare materials for each Compensation Committee meeting to assist the Compensation Committee in its consideration and administration of executive compensation programs, plans and policies.

Role of the Independent Compensation Consultant. In 2019, the Compensation Committee engaged Meridian Compensation Partners, LLC (Meridian) as its compensation consultant to provide advice on various executive compensation matters. Meridian has served as the Compensation Committee's compensation consultant since 2016. The Compensation Committee reviewed the independence of Meridian under SEC rules, the NYSE Listed Company Manual standards, and Occidental's Independent Compensation Consultant Policy and found Meridian to be independent and without conflicts of interest. Occidental also participates in compensation surveys conducted by compensation consultants, including the Compensation Committee's independent compensation consultant, in order to better understand general external compensation practices, including with respect to executive compensation.

Role of Shareholders. Occidental maintains an ongoing dialogue with its shareholders. During shareholder engagements, members of Occidental's senior management team and, on a case-by-case basis, one or more of Occidental's independent directors, meet with investors telephonically or in person. Input from these meetings regarding Occidental's executive compensation policies and practices is taken into account by the Compensation Committee in making future compensation decisions. In 2019, for example, shareholder feedback played a critical role in the Compensation Committee's decision to (i) increase the sustainability portion of the annual cash incentive award and to adopt quantitative sustainability targets, and (ii) bifurcate the company performance portion of the 2019 annual cash incentive award into two performance periods, in order to directly link a significant portion of short-term compensation to management's progress in achieving acquisition-related goals.

Role of Peer Companies. In order to evaluate how Occidental's executive compensation program compares within the oil and gas industry, particularly with respect to award types, compensation mix, performance metrics and reported levels of compensation, the Compensation Committee reviews the executive compensation practices, programs and policies of a "compensation peer group," as identified below. The Compensation Committee also reviews and considers oil and gas industry compensation surveys and related materials. This information is used only as a reference and not to establish compensation benchmarks, as Occidental does not benchmark executive compensation to a specific percentile within the compensation peer group. The Compensation Committee also maintains a "performance peer group" within the oil and gas industry, and the value of the TSR awards is dependent on Occidental's three-year TSR performance as compared to the three-year TSR performance of the companies within the performance peer group. The Compensation Committee regularly reviews these peer groups to ensure that they have reasonably similar business strategies, represent a mix of integrated and independent oil and gas companies and generally compete against Occidental for investor dollars. In 2019, Anadarko was removed from the peer groups as a result of Occidental's acquisition of Anadarko.

Company[1]	Stock Ticker	Compensation Peer	Performance Peer	Market Capitalization at 12/31/19 ($ in billions)[2]
Apache Corporation	APA	●	●	$ 9.6
Canadian Natural Resources Limited	CNQ		●	$ 38.3
Chevron Corporation	CVX	●	●	$227.9
ConocoPhillips	COP	●	●	$ 71.4
Devon Energy Corporation	DVN	●	●	$ 10.0
EOG Resources, Inc.	EOG	●	●	$ 48.7
ExxonMobil Corporation	XOM	●	●	$295.2
Hess Corporation	HES	●	●	$ 20.4
Marathon Oil Corporation	MRO	●	●	$ 10.9
Total S.A.	TOT		●	$143.5

[1] Total S.A. and Canadian Natural Resources Limited are not in our compensation peer group because we generally do not compete with them for executive talent, as they are headquartered outside of the United States.

[2] Source: Bloomberg.

Elements of the 2019 Compensation Program

Salary

The Compensation Committee believes that base salary should reward executives on a market-competitive basis for consistent performance of job requirements and the achievement of short-term goals. Salaries are reviewed by the Compensation Committee annually and as circumstances warrant. In determining base salary levels, the Compensation Committee reviews compensation surveys, publicly available peer company data, internal pay equity, individual responsibilities, and performance assessments. Base salary and "other" annual compensation (perquisites and certain other employee benefits) represented, on average, less than 17% of the 2019 compensation packages of the named executive officers, based on compensation as reported in the Summary Compensation Table on page 56. For information regarding salary decisions for the named executive officers in 2019, see "*Individual Compensation Considerations*" beginning on page 49.

Annual Cash Incentive

The annual cash incentive award is intended to motivate executives to achieve superior company and individual performance over a one-year period. In the first quarter, the Compensation Committee approves individual target award amounts for each executive officer based on a review of compensation surveys, publicly available peer company data, the executive's prior-year award value, retention considerations, the balance of short- and long-term pay and internal pay equity. Potential payouts under the annual cash incentive award range from 0% to 200% of the target award amount, based on actual company and individual performance. The amounts earned by each named executive officer under the annual cash incentive award for 2019, which were paid in the first quarter of 2020, are reflected in the "Non-Equity Incentive Plan Compensation" column and "Bonus" column, as applicable, of the Summary Compensation Table on page 56, as further described below.

Setting the Initial Annual Cash Incentive. The Compensation Committee annually reviews all facets of the annual cash incentive award, with an aim to incentivize the named executive officers to excel in areas that are aligned with Occidental's business objectives. In the first quarter of 2019, the Compensation Committee approved metrics related to the company's operational, financial, strategic, safety/environmental and sustainability goals. The Compensation Committee promoted sustainability to a stand-alone key corporate objective in 2019 in light of the increasing focus on sustainability as part of the company's strategy and shareholder feedback that encouraged further emphasis on quantitative sustainability metrics in the executive compensation program. The Compensation Committee set target performance goals that it believed were rigorous based on Occidental's detailed capital program and business plan, projections from the strategic planning team and business unit heads, prior-year results, and third-party forecasts relating to future market conditions and other external market factors.

Weighting the Metrics. The Compensation Committee determined that company performance metrics would comprise 80% of Ms. Hollub's target annual cash incentive award, and 60% for the other named executive officers, with the remainder of the annual cash incentive award opportunity linked to an assessment of the performance of the individual executive. The Compensation Committee determined to weight a larger portion of Ms. Hollub's annual cash incentive award opportunity toward key company performance metrics because, as Chief Executive Officer, her leadership directly affects all aspects of the company's performance.

Shifted Focus of the Annual Cash Incentive following the Anadarko Acquisition. Following the closing of the Anadarko acquisition in August 2019, the Compensation Committee determined to adjust the annual cash incentive award to link a significant portion of the award opportunity to acquisition-related performance in light of Occidental's focus in the second half of 2019 on realizing the benefits of the acquisition. The Compensation Committee bifurcated the award into two performance periods – the pre-acquisition performance period ran from January 1, 2019 to June 30, 2019 (the last reported balance sheet date prior to the completion of the acquisition) and the post-acquisition performance period ran from July 1, 2019 to December 31, 2019. With respect to the pre-acquisition performance period, the Compensation Committee evaluated mid-year performance against the pre-set goals to account for a first-half-of-year performance period. For the post-acquisition performance period, the Compensation Committee established strategic performance objectives related to realizing synergies, completing non-core asset sales, reducing capital expenditures while maintaining production, executing a successful integration strategy and achieving excellent year-end results on a combined basis with respect to the key corporate objectives of the pre-acquisition performance period. In early 2020, the Compensation Committee conducted a qualitative review of management's achievements against these objectives. Details regarding Occidental's performance during each performance period is summarized in the tables that follow.

2019 Annual Cash Incentive Award

January 1 – June 30, 2019 – Pre-Acquisition Company Performance Portion

		Weight	Potential Payout Range	Performance Measure	Target Performance	Result as of June 30, 2019	Achieved Score Range (0% - 200%)	Weighted Score Range
KEY CORPORATE OBJECTIVES	Operational	30%	0% - 60%	Production from Ongoing Operations	727 MBOED[2]	728 MBOED	140% - 160%	42% - 48%
				Oil and Gas Op. Ex. per BOE	$11.60 per BOE[2]	$11.25 per BOE		
	Financial	30%	0% - 60%	CROCE[1]	10%[2]	11%	195% - 200%	56% - 60%
				Core EPS[1]	$1.18[2]	$1.81		
	Strategic	20%	0% - 40%	Cash Flow Management	Develop lower decline, lower capital intensive cash flow through: • Conventional reservoirs with pressure support • Conventional reservoirs with enhanced oil recovery (EOR) potential	Above Target[3]	120% - 130%	24% - 26%
				Cost Structure of Enhanced Oil Recovery	Develop technology and initiatives that can lower the cost structure of EOR, with an emphasis on: • Lower capital costs • Lower operating expenditures	Above Target[3]		
	Safety/Environmental	10%	0% - 20%	Combined Employee/ Contractor IIR	< 0.29[4]	0.26	120% - 130%	12% - 13%
				Combined Employee/ Contractor DART	< 0.17[4]	0.15		
				Oil Spills	No net oil release > 500 barrels impacting fresh water	None		
				Risk	No "4" or "5" level incident	None		
	Sustainability	10%	0% - 20%	Advancement of CCUS	Advance CCUS projects by sanctioning projects capturing 40 MMcfpd of CO_2	Above Target[5]	145% - 155%	15% - 16%
					Advance CCUS technology by sanctioning 2 carbon reduction projects	Above Target[5]		
				Carbon Capture	Develop pre-FEED/feasibility projects capturing 500 MMcfpd of CO_2	Above Target[5]		

PRE-ACQUISITION COMPANY PERFORMANCE PORTION TOTAL:	150% - 160%

[1] CROCE and Core Earnings per Share (Core EPS) are non-GAAP measures. See Annex E for reconciliations to GAAP.

[2] Reflects adjusted target set by the Compensation Committee, in order to reflect a first-half-of-year performance period.

[3] Strategic objectives were deemed met above target based on: Occidental's oilfield optimization program results; successful initiatives to improve initial production and estimated ultimate recovery rates; and expected finding and development (F&D) cost improvements in Permian enhanced oil recovery (EOR) operations; start-up of a solar facility to directly power an EOR field in the Permian Basin, which is expected to reduce the cost and carbon intensity of those operations.

[4] Occidental's combined employee and contractor Injury Incidence Rate (IIR) is determined by multiplying the total number of Occupational Safety and Health Administration (OSHA) recordable injuries and illnesses by 200,000 and dividing that result by the total number of hours worked by all employees and contractors. The DART rate is calculated in the same manner as IIR, but uses the number of incidents that resulted in days away from work, job transfer, or restricted job duties instead of the number of recordable injuries or illnesses.

[5] Sustainability objectives were deemed met above target as OLCV announced: an equity investment in a clean energy company to accelerate the commercialization of a direct air capture technology; investment in a bio-technology start-up to advance the development of using CO_2 as a feedstock for chemicals; investment in a capture plant intended to supply Occidental's EOR operations with anthropogenic CO_2. Additionally, OLCV is in various stages of feasibility and pre-FEED studies for projects intended to advance innovative low-carbon technology, including CCUS opportunities.

July 1 – December 31, 2019 – Post-Acquisition Company Performance Portion

Objectives	Target Performance	Key Results at December 31, 2019
Capture Synergies from Anadarko Acquisition	Significant progress capturing the $2 billion in post-acquisition synergies committed	• Over $1 billion in synergies achieved by year-end 2019 and on-track for full synergy capture.
Complete Non-Core Asset Sales	Significant progress against announced $10 billion to $15 billion in asset sales within two years of the closing of the acquisition	• Closed or under contract to sell over $10 billion of the $15 billion divestiture goal, with other potential asset sales identified.
Achieve Annual Capital Reduction	Reduce annual capital expenditures by $1.5 billion to $2 billion while maintaining production	• Budgeted and communicated a 2020 capital plan that exceeded $1.5 billion capital reduction target as of December 31, 2019.
Execute Successful Integration Strategy	Efficiently achieve integration milestones to deliver shareholder value with a focus on strengthening the balance sheet	• Closed Anadarko acquisition ahead of schedule. • Executed successful oil hedging program covering 350,000 BOPD, intended to support cash flow stability in the post-acquisition period. • Identified and acted on non-core asset sales, resulting in early repayment of term loans. • Negotiated and executed agreements that allow Western Midstream to operate as an independent midstream company to support third-party growth opportunities. • Established a $1.5 billion joint venture with Ecopetrol that allows Occidental to accelerate its development plans in the Midland Basin.
Maintain Focus on Pre-Acquisition Performance Measures	Excel in the key performance measures established in the pre-acquisition period	• Demonstrated a continued focus on core operational, financial, strategic, safety and environmental, and sustainability objectives

POST-ACQUISITION COMPANY PERFORMANCE PORTION TOTAL[1]:	190 - 200%
TOTAL COMPANY PERFORMANCE PORTION PAYOUT (FULL YEAR)[2]:	175%

[1] Achievement of the objectives during the post-acquisition company performance period was subject to a qualitative evaluation by the Compensation Committee resulting in the payout percentage indicated. The objectives were not subject to any specific weightings.

[2] The formula for payout equally weighted both company performance periods at the midpoint of the score range, resulting in the total payout percentage indicated.

Annual Cash Incentive Award – Individual Performance Portion. The individual performance portion of the annual cash incentive award (20% of the target annual cash incentive award for Ms. Hollub and 40% for the other named executive officers) links compensation directly to the performance of the executive. In the first quarter, the Compensation Committee established the performance objectives for Ms. Hollub, and Ms. Hollub established the performance objectives for her leadership team. In evaluating Ms. Hollub's performance, the Compensation Committee principally considered the following performance goals:

- Enhance the value of Occidental's portfolio of assets, with a focus on profitable development opportunities for all segments of Occidental;

- Maintain focus on Occidental's commitment to safety, health, the environment, sustainability, diversity, governance, social responsibility, and the highest standards of ethical conduct and continue to foster a collaborative culture;

- Implement the Board-approved strategic plan in a timely, beneficial and efficient manner;

- Focus on optimizing the long-term return on invested capital by investing strategically, with an emphasis on finding and development costs, operating costs and capital efficiency; and

- Continue emphasis on identifying and developing Occidental's future leadership.

For a detailed discussion of the Compensation Committee's considerations with respect to each named executive officer's individual performance and resulting payouts, please see "*Individual Compensation Considerations*" beginning on page 49.

Determining Annual Cash Incentive Award Payout. In determining the total 2019 payout percentage of the company performance portion of the annual cash incentive award, the Compensation Committee weighted the results of each performance period equally, which resulted in a payout of the company performance portion at 175% of target. Including the individual performance portion, final payout amounts under the annual cash incentive award ranged from 133% to 175% of target. The Compensation Committee determined to pay out a significant portion of the annual cash incentive award earned by Ms. Hollub and Messrs. Brown and Burgher in forfeitable, time-vesting RSUs in lieu of cash. These named executive officers were integral to the Anadarko acquisition and are principally responsible for executing Occidental's strategy to unlock the value of the transaction. For these reasons, the Compensation Committee determined that it was appropriate for a portion of their 2019 annual cash incentive award payout to be linked to future stock price performance.

Significant Portion of Annual Cash Incentive Award Payout Awarded in Time-Vesting RSUs

Officer	Portion Awarded in the Form of Time-Vesting RSUs[1]	Portion Paid in Cash	Annual Cash Incentive Percentage Awarded in Time-Vesting RSUs
V. Hollub	$2,531,250	$1,012,500	**71%**
O. Brown	$900,000	$1,200,000	**43%**
C. Burgher	$750,000	$1,000,000	**43%**

[1] The RSUs vest ratably over three years with one-third vesting on each of February 28, 2021, 2022 and 2023, subject to continued employment. Amounts shown reflect the grant date fair value of the RSUs. As of March 24, 2020, the RSUs for Ms. Hollub and Messrs. Brown and Burgher were valued at $652,291, $231,927 and $193,271, respectively.

Due to the timing of the Compensation Committee's adjustments to the annual cash incentive award and the nature of the qualitative assessment of company performance in the post-acquisition performance period, the amounts earned under the corporate performance portion for the pre-acquisition period are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 56 and amounts earned for company performance in the post-acquisition period are reported in the "Bonus" column of the Summary Compensation Table on page 56.

Long-Term Incentive Award Program

The majority of named executive officer compensation is determined by Occidental's long-term performance. In 2019, the long-term incentive program consisted of a performance-based TSR award, a performance-based CROCE award (for all named executive officers other than Mr. Brown) and a time-based RSU award, each of which is payable solely in shares of common stock. The long-term incentive awards are intended to motivate and incentivize executives to achieve results (including stock price performance) that are consistent with Occidental's strategic business objectives. The Compensation Committee believes that long-term compensation should represent the largest portion of each named executive officer's total compensation package and that the levels of payout ultimately achieved should reflect Occidental's performance, both relative to peer company performance and on an absolute basis. During the process of determining each named executive officer's long-term incentive compensation package for 2019, the Compensation Committee evaluated many factors, including:

- Alignment of executive officer pay to achieving long-term growth in shareholder value;
- Linkage of any above-target payouts to superior performance and absolute returns;
- Shareholder feedback regarding long-term compensation metrics;
- Competitiveness with the compensation programs of peer companies;
- Impact of commodity prices on Occidental's stock price and financial performance; and
- Allocation of total compensation between long-term and short-term components.

2019 Long-Term Incentive Award Program. The 2019 long-term incentive program consisted of two performance-based stock unit (PSU) awards (one based on Occidental's TSR and the other based on absolute CROCE performance), and a time-based RSU award, with the majority of the target long-term incentive award opportunity weighted toward PSUs, as indicated below.

2019 Long-Term Incentive Award Mix at Grant Date

Chief Executive Officer



30% RSU Award

25% CROCE Award

70% Performance-Based

30% Time-Vested

45% TSR Award

Other Named Executive Officers[1]



45% RSU Award

20% CROCE Award

55% Performance-Based

45% Time-Vested

35% TSR Award

[1] Excludes Mr. Brown, who did not receive a CROCE award in 2019, as he was not an executive officer at the time of the long-term incentive award grants. The 2019 CROCE awards for the other named executive officers were amended in 2020 in light of the Anadarko acquisition, resulting in the early termination and settlement of a portion of the award. Shares relating to the performance period after June 30, 2019 were forfeited, as further described under *"Long-Term Incentive Award Program – CROCE Award Amendments"* on page 46.

Total Shareholder Return (TSR) Award. The Compensation Committee believes that the comparison of Occidental's three-year TSR to peer companies' returns over the same period is an objective external measure of Occidental's effectiveness in translating its results into shareholder returns. TSR is the change in price of a share of common stock plus reinvested dividends, over a specified period of time, and is an indicator of management's achievement of long-term growth in shareholder value. Payout of the TSR award is based on Occidental's three-year TSR as compared to the three-year TSR of the ten performance peer companies identified on page 40. The TSR award is denominated in PSUs, each of which is equivalent to one share of common stock. The percentage of such number of PSUs that will be payable at the end of the three-year performance period, which began January 1, 2019 and ends December 31, 2021, will depend on Occidental's relative and absolute TSR performance. If Occidental's absolute TSR is negative over the performance period, then, irrespective of Occidental's ranking within the peer group, the payout of the TSR award is capped at no more than target. A table illustrating the potential payout of the TSR award based on relative and absolute TSR performance is set forth below:

TSR Ranking	% of Target PSUs Earned[1]
• Top 1-2 ranked companies	200%
• Top 3-7 ranked companies	Between 25% and 200%[2]
• 8th ranked company	25%
• Bottom 3 ranked companies	0%

[1] If Occidental's absolute TSR is negative over the performance period, the payout of the TSR award is capped at no more than target, irrespective of Occidental's ranking within the peer group.

[2] Determined using linear interpolation.

The cap on payout of the TSR award in instances of negative TSR performance over the performance period is intended to reinforce the pay-for-performance nature of the compensation program. The TSR award comprised 45%, 50% and 35% of Ms. Hollub's, Mr. Brown's, and the other named executive officers' target long-term incentive award opportunity for 2019, respectively. Cumulative dividend equivalents will be paid in cash at the end of the three-year performance period and will be paid only on the number of PSUs earned. Forfeiture and change in control provisions applicable to the TSR award are discussed in more detail in the Potential Payments table and the accompanying footnotes, beginning on page 62. **As of March 24, 2020, the TSR award is not expected to pay out.**

Cash Return on Capital Employed (CROCE) Award. The CROCE award is designed to focus executives on the efficient use of capital by promoting discipline in capital allocation decisions. CROCE is a transparent measure of how efficiently Occidental uses its capital and is calculated from Occidental's audited financial statements with no adjustments for special items. The CROCE award is denominated in PSUs, each of which is equivalent to one share of common stock. The percentage of such number of PSUs that become payable at the end of the applicable performance period depends on Occidental's absolute CROCE during the performance period. The CROCE award comprised 25% and 20% of Ms. Hollub's and the other named executive officers' (other than Mr. Brown's) initial target long-term incentive award opportunity for 2019, respectively. Mr. Brown did not receive a CROCE award in 2019 as he was not an executive officer when 2019 long-term incentive awards were granted. A table illustrating the potential payout of the CROCE award based on CROCE performance is set forth below:

CROCE Performance Targets[1]	% of Target PSUs Earned[2]
• CROCE ≥ 24%	200%
• CROCE of 21%	100%
• CROCE of 18%	25%
• CROCE < 18%	0%

[1] See page 163 for the formula to calculate CROCE.

[2] Payout percentages for CROCE values between 18% and 24% to be determined using linear interpolation between 25% and 200% of target, with a target payout at a CROCE of 21%.

CROCE Award Amendments. In light of the Anadarko acquisition, which materially altered Occidental's capital structure such that the performance targets underlying the 2018 and 2019 CROCE awards were no longer suitable measures to evaluate management's performance on a go-forward basis, the Compensation Committee amended the performance periods of the outstanding 2018 and 2019 CROCE awards in February 2020. The Compensation Committee amended the performance period for the 2018 CROCE awards to run from January 1, 2018 through June 30, 2019, and for the 2019 CROCE awards to run from January 1, 2019 through June 30, 2019 (the last reported balance sheet date prior to the completion of the acquisition). The target number of PSUs granted under the applicable awards were then reduced on a pro-rata basis to reflect the shortened performance period and the remaining target PSUs were forfeited. For the 2018 CROCE awards, CROCE performance for the truncated performance period was assessed based on a weighted average of Occidental's (i) 2018 CROCE and (ii) CROCE from January 1, 2018 to June 30, 2019. Occidental's CROCE was above maximum, which resulted in 200% of the adjusted target PSUs (or 100% of the originally granted target PSUs) becoming earned. Vesting of these 2018 CROCE awards was accelerated and the awards, plus accrued dividend equivalents, settled in February 2020. For the 2019 CROCE awards, CROCE performance for the truncated performance period from January 1, 2019 to June 30, 2019 was annualized, resulting in 133% of the adjusted target PSUs (or approximately 22% of the originally-granted target PSUs) becoming earned. Vesting of the 2019 CROCE awards was accelerated and the awards, plus accrued dividend equivalents, settled in February 2020.

Despite these adjustments to the CROCE awards, in accordance with applicable SEC reporting requirements, the full grant date fair values of the original CROCE awards are included in the "Stock Awards" column of the Summary Compensation Table on page 56 and, for the 2019 CROCE awards, in the Grants of Plan-Based Awards table on page 57. The forfeiture and change in control provisions applicable to the CROCE awards as in effect on December 31, 2019 are discussed in more detail in the Potential Payments upon Termination or Change in Control table, although these awards were settled early in 2020.

Restricted Stock Unit (RSU) Award. The RSU award, which comprises the remainder of the 2019 long-term incentive program package, vests ratably over three years with one-third vesting on each of February 28, 2020, 2021 and 2022, subject to continued employment. The RSU award is denominated in restricted stock units, each of which is equivalent to one share of common stock. Payment for a vested RSU award will be made solely in shares of common stock. The shares of stock ultimately received by the named executive officer pursuant to the RSU award are subject to a two-year post-vesting holding period. Dividend equivalents are accrued and paid out upon vesting. Forfeiture and change in control provisions applicable to the RSU award are discussed in more detail in the Potential Payments table and the accompanying footnotes, beginning on page 62. **As of March 24, 2020, the RSU awards had decreased in value from the grant date by over 84%.**

Changes to Long-Term Incentive Award Mix for 2020

The Compensation Committee determined to adjust the structure and weighting of the long-term incentive award program in 2020 to better align management incentives with Occidental's performance priorities following the acquisition of Anadarko. In light of shareholder emphasis on absolute stock price performance, a review of peer company practices and with input from the Compensation Committee's independent compensation consultant, the Compensation Committee determined to retain the CROCE, TSR and RSU awards and added stock options to the program. The Compensation Committee weighted the awards such that the grant date fair value of each executive officer's target 2020 long-term incentive award package was equally weighted among CROCE, TSR, RSU and stock options. The Compensation Committee annually evaluates the appropriateness of the long-term incentive award program in light of shifts in Occidental's strategic priorities, peer company practices and shareholder feedback, and will continue to do so in future years.

2020 Long-Term Incentive Award Mix at Grant Date



| 25% CROCE Award | 25% Stock Options |
| 25% TSR Award | 25% RSU Award |

Stock Option Features[1]

- 3-year pro rata vesting
- 10-year term
- Strike price equal to fair market value at the date of grant

[1]   A portion of the value of Ms. Hollub's 2020 stock option award was delivered in cash-settled stock appreciation rights.

Other Compensation and Benefits

Qualified Defined Contribution Plans

Occidental does not have a defined benefit pension plan that provides named executive officers a fixed monthly retirement payment. Instead, all salaried employees on the U.S. dollar payroll, including the named executive officers, are eligible to participate in one or more tax-qualified defined contribution plans.

Savings Plan. For 2019, the defined contribution 401(k) savings plan (Savings Plan) permitted employees to save a percentage of their annual salary up to the $280,000 limit set by IRS regulations, and employee pre-tax contributions were limited to $19,000. Employees may direct their contributions to a variety of investments. Occidental matches two dollars for every one dollar the employee contributes up to 2% of eligible pay, plus an additional dollar-for-dollar match on the next 3% of eligible pay. The named executive officers are fully vested in their account balances under the Savings Plan. The amounts contributed by Occidental to the Savings Plan are included in the "All Other Compensation" column of the Summary Compensation Table on page 56.

Retirement Plan. The defined contribution retirement plan (Retirement Plan) is funded annually through a reallocation process from the employee's Supplemental Retirement Plan II (SRP II) account balance (described below). Because it is not possible to determine the exact amount that could be contributed to the Retirement Plan without exceeding governmental limits until the end of the year, the reallocation process has been developed to maximize the amount contributed each year to a tax-qualified defined contribution plan. The Retirement Plan is company-funded, and employees may not contribute to the Retirement Plan. The named executive officers are fully vested in their account balances under the Retirement Plan. The amounts allocated to the Retirement Plan are included in the SRP II contributions by Occidental in the "All Other Compensation" column of the Summary Compensation Table on page 56.

Nonqualified Deferred Compensation Plans

Occidental maintains two nonqualified deferred compensation plans: (i) the SRP II and (ii) the Modified Deferred Compensation Plan (MDCP). The purpose of the SRP II is to provide eligible employees, including the named executive officers, with benefits to compensate them for maximum limits imposed by law on the amount of contributions that may be made to Occidental's tax-qualified defined contribution plans. The purpose of the MDCP is to provide key management and highly compensated employees the ability to accumulate additional retirement income through deferrals of compensation.

Additional information regarding the terms and conditions of the SRP II and the MDCP is provided on page 61. Amounts contributed to the SRP II on behalf of the named executive officers are included in the "All Other Compensation" column of the Summary Compensation Table on page 56. None of the executive officers participated in the MDCP in 2019. The contributions, aggregate earnings, withdrawals and aggregate balances for the named executive officers in the SRP II and MDCP with respect to 2019 are shown in the Nonqualified Deferred Compensation table on page 61. No above-market earnings were paid to the named executive officers in 2019 under either the SRP II or the MDCP.

Other Personal Benefits

Occidental provides a limited number of other personal benefits for its named executive officers, which, in 2019, consisted principally of fees related to financial counseling and tax preparation services, excess liability insurance, and an annual physical. In addition, Ms. Hollub's personal benefits included the use of a car service for business travel, which Occidental provides for efficiency and security purposes.

Individual Compensation Considerations

In making executive compensation decisions for a given year, the Compensation Committee considers, among other factors, the performance of Occidental and the individual contributions of each named executive officer. Details regarding the 2019 compensation decisions and performance evaluation of each named executive officer are presented below.



Vicki Hollub
President and Chief Executive Officer

Ms. Hollub is the President and Chief Executive Officer of Occidental. Ms. Hollub is responsible for all operations, the financial management of Occidental, implementing Occidental's strategy, and assisting the Board with, among other matters, corporate strategy development, executive succession planning and talent development, and executive compensation for the other named executive officers.

Tenure. Ms. Hollub joined Occidental over 35 years ago and, before her appointment as Chief Executive Officer in 2016, she held a variety of increasingly significant leadership and technical positions on three continents, including roles in the United States, Russia, Venezuela and Ecuador.

Performance Assessment. In assessing Ms. Hollub's individual performance in 2019, the Compensation Committee considered her accomplishments in the areas identified as individual performance goals on page 44. Highlights of the individual performance assessment are set forth below.

- Ms. Hollub enhanced the value of Occidental's portfolio of assets through the Anadarko acquisition, which strengthened Occidental's long-term value proposition. Following the acquisition, Ms. Hollub rapidly made significant progress toward fully achieving Occidental's synergy capture goals and meeting divestiture targets. Within five months of the closing of the acquisition, Occidental captured $799 million of overhead synergies, $83 million of operating synergies and $323 million of capital synergies and repaid $7 billion of debt with the proceeds of non-core asset sales and free cash flow. Ms. Hollub also executed a successful oil hedging program to support cash flow stability during the near-term post-acquisition period.

- Ms. Hollub maintained Occidental's focus on capital discipline throughout the budgeting process in 2019 to balance spending with projected cash flow. The 2020 capital budget is expected to deliver a $3.6 billion capital reduction compared to the 2019 pro forma capital budget.

- Under Ms. Hollub's leadership, Occidental continued to achieve superior well results through the application of Occidental's proprietary drilling process and subsurface expertise, which is now being applied to Anadarko's acreage with positive results. In 2019, Occidental delivered 32 of the 100 best wells in the Delaware Basin on a six-month cumulative-oil basis.

- Ms. Hollub also continued to emphasize the importance of Occidental's commitment to health, safety and the environment. In 2019, Occidental achieved the lowest combined Injury and Illness Incident Rate (IIR) in both Occidental's and Anadarko's history.

- Ms. Hollub also reinforced Occidental's commitment to operating a sustainable business, as Occidental joined the Oil and Gas Climate Initiative, published its second Climate Report and continued to emphasize the work of OLCV. OLCV is focused on advancing low-carbon technologies and business solutions that economically grow Occidental's business while reducing emissions. OLCV also invests in the development of low-carbon fuels and products, as well as sequestration services to support carbon capture projects globally.

COMPENSATION DECISIONS

- **Base salary:** Ms. Hollub's base salary was increased by 8% in February 2019, which the Compensation Committee determined was appropriate in consideration of Ms. Hollub's 2018 performance assessment, compensation surveys, publicly available peer company data and internal pay equity. This was Ms. Hollub's first increase in base salary since 2016.

- **Annual Cash Incentive:** Ms. Hollub's target annual cash incentive award opportunity was set in February 2019 at $2,025,000, an 8% increase from 2018, commensurate with Ms. Hollub's increase in base salary, which the Compensation Committee determined was appropriate to retain an annual cash incentive award target of 150% of Ms. Hollub's base salary and in consideration of the compensation review described above. The company performance portion of the annual cash incentive award was earned at 175% of target. Based on Ms. Hollub's individual achievements described above, the Compensation Committee determined to pay out over 70% of Ms. Hollub's annual cash incentive award in forfeitable, time-vesting RSUs in lieu of cash, as further described in "*Elements of the 2019 Compensation Program – Annual Cash Incentive – Determining Annual Cash Incentive Award Payout*" on page 44.

- **Long-Term Incentives:** The target grant date value of Ms. Hollub's long-term incentive award package for 2019 was $10,500,000, an approximate 11% increase from 2018, which the Compensation Committee determined was appropriate in recognition of Ms. Hollub's 2018 performance assessment, compensation surveys, and a review of publicly available peer company data. 70% of Ms. Hollub's target long-term incentive award opportunity is performance-based and will be realized only if Occidental meets or exceeds the performance targets described in "*Elements of the 2019 Compensation Program – Long-Term Incentive Award Program*" on page 45.



Edward A. Lowe
Executive Vice President and Group Chairman, Middle East

Mr. Lowe has served as Executive Vice President of Occidental since 2015 and Group Chairman, Middle East, since 2016. Prior to that, Mr. Lowe served as President, Oxy Oil and Gas – International since 2009. Mr. Lowe is responsible for growing Occidental's business in the Middle East, including strategy, business development, contract extensions and partner relationships.

Tenure. Mr. Lowe has been an employee of Occidental for over 30 years.

Performance Assessment. In assessing Mr. Lowe's performance, the Compensation Committee considered his contributions to the success of Occidental's operations in the Middle East, including Occidental's record-high production from Al Hosn Gas in 2019; the cost-effective expansion of Al Hosn Gas's capacity to 145% in 2019; his support to the award of a 1.5 million acre exploration contract in Block 3 near the Al Hosn plant; and his critical involvement in supporting the negotiation and signing of the agreement for the exploration and production sharing contract in Block 72 in Oman.

COMPENSATION DECISIONS

- **Base salary:** Mr. Lowe's base salary increased by 4% in February 2019, which the Compensation Committee determined was appropriate in consideration of Mr. Lowe's 2018 performance assessment, compensation surveys, publicly available peer company data and internal pay equity. Mr. Lowe had not had an increase in base salary since 2014.

- **Annual Cash Incentive:** Mr. Lowe's target annual cash incentive award opportunity was set at $750,000, unchanged from 2018. The company performance portion of the annual cash incentive award was earned at 175% of target. Based on Mr. Lowe's individual achievements described above, the Compensation Committee determined that the individual performance portion of the annual cash incentive award was earned at 71% of target.

- **Long-Term Incentives:** The target grant date value of Mr. Lowe's long-term incentive award package for 2019 was $3,500,000, unchanged from 2018. For information regarding how the Compensation Committee determines individual long-term incentive award amounts, see "*Elements of the 2019 Compensation Program – Long-Term Incentive Award Program*" on page 45.



Marcia E. Backus

Senior Vice President, General Counsel and Chief Compliance Officer

Ms. Backus has served as General Counsel since 2013, Senior Vice President since 2014 and Chief Compliance Officer since 2015. Ms. Backus is responsible for overseeing Occidental's legal and compliance departments. Prior to joining Occidental, Ms. Backus was a partner at the law firm Vinson & Elkins L.L.P. heading the firm's Energy Transactions/Projects Practice Group and serving in key leadership positions.

Tenure. Ms. Backus has been an employee of Occidental since 2013.

Performance Assessment. In assessing Ms. Backus' performance, the Compensation Committee considered her instrumental involvement in negotiating the Anadarko acquisition and related financing transactions and, in connection therewith, the agreement to sell Anadarko's Africa assets. With respect to litigation, Ms. Backus demonstrated superior performance in handling litigation matters, developed and implemented proven litigation strategies, and achieved successful outcomes. Ms. Backus also oversaw the successful integration of Anadarko's legal department and compliance functions.

COMPENSATION DECISIONS

- **Base salary:** Ms. Backus's base salary increased by approximately 4% in February 2019, which the Compensation Committee determined was appropriate in consideration of Ms. Backus's 2018 performance assessment, compensation surveys, publicly available peer company data and internal pay equity. Ms. Backus has not had an increase in base salary since 2016.

- **Annual Cash Incentive:** Ms. Backus's target annual cash incentive award opportunity was set at $800,000, unchanged from 2018. The company performance portion of the annual cash incentive award was earned at 175% of target. Based on Ms. Backus's individual achievements described above, the Compensation Committee determined that the individual performance portion of the annual cash incentive award was earned at 175% of target.

- **Long-Term Incentives:** The target grant date value of Ms. Backus's long-term incentive award package for 2019 was $3,000,000, unchanged from 2018. For information regarding how the Compensation Committee determines individual long-term incentive award amounts, see "*Elements of the 2019 Compensation Program – Long-Term Incentive Award Program*" on page 45.



Cedric W. Burgher

Senior Vice President and Chief Financial Officer

Mr. Burgher joined Occidental as Senior Vice President and Chief Financial Officer in 2017. Mr. Burgher previously served as Senior Vice President at EOG Resources, where he led investor relations and reported directly to the Chief Executive Officer. Mr. Burgher is a seasoned energy executive with more than 30 years of experience leading financial and investor functions at a number of global companies. In this role, Mr. Burgher was responsible for Occidental's tax, treasury and controller functions as well as investor relations.

Tenure. Mr. Burgher has been an employee of Occidental since 2017. On April 3, 2020, Mr. Burgher transitioned to another role within Occidental.

Performance Assessment. In assessing Mr. Burgher's performance, the Compensation Committee considered his leadership and management of his functional areas of responsibility, as well as his leadership and support for Occidental's overall strategic goals and performance objectives. Mr. Burgher made meaningful contributions with respect to the oversight and management of the company's balance sheet, liquidity position, credit ratings, and financial controls, as well as efforts to optimize the capital program and maintain open engagement with shareholders and the financial community. Mr. Burgher's contributions also included his efforts related to the Anadarko acquisition, financing and integration. This work included successful bond market and bank financings, commodity price hedges, overhead reductions, tax efficiencies and other integration matters.

COMPENSATION DECISIONS

- **Base salary:** Mr. Burgher's base salary increased by approximately 7% in February 2019, which the Compensation Committee determined was appropriate in light of a review of Mr. Burgher's individual responsibilities and 2018 performance assessment, compensation surveys, publicly available peer company data and internal pay equity.

- **Annual Cash Incentive:** Mr. Burgher's target annual cash incentive award opportunity was set at $1,000,000, an approximate 25% increase from 2018, which the Compensation Committee determined was appropriate in light of the compensation review described above. The company performance portion of the annual cash incentive award was earned at 175% of target. Based on Mr. Burgher's individual achievements described above, the Compensation Committee determined that the individual performance portion of the annual cash incentive award was earned at 175% of target. The Compensation Committee determined to pay out over 40% of Mr. Burgher's annual cash incentive award in forfeitable, time-vesting RSUs in lieu of cash, as further described in "*Elements of the 2019 Compensation Program – Annual Cash Incentive – Determining Annual Cash Incentive Award Payout*" on page 44.

- **Long-Term Incentives:** The target grant date value of Mr. Burgher's long-term incentive award package for 2019 was $3,400,000, an approximate 13% increase from 2018, which the Compensation Committee determined was appropriate in light of the compensation review described above. For information regarding how the Compensation Committee determines individual long-term incentive award amounts, see "*Elements of the 2019 Compensation Program – Long-Term Incentive Award Program*" on page 45.



Oscar K. Brown

Senior Vice President, Strategy, Business Development and Supply Chain

Mr. Brown was Senior Vice President, Strategy, Business Development and Supply Chain from 2018 to March 2020. Mr. Brown joined Occidental from Bank of America Merrill Lynch, where he most recently served as managing director and co-head of Americas Energy Investment Banking. He has more than 25 years of energy banking experience in 25 countries, advising on $200 billion of M&A, joint venture, IPO, convertible, commodities and debt transactions for exploration and production, integrated oil, chemical, midstream and oil field service companies. Mr. Brown was responsible for the company's global business development functions and advising and executing on new business models, commercial strategies and acquisition and divestiture opportunities. Mr. Brown also oversaw global supply chain including vendor relationships, service and equipment delivery, inventory management and SAP integration.

Tenure. Mr. Brown was an employee of Occidental from 2016 to March 2020.

Performance Assessment. In assessing Mr. Brown's performance, the Compensation Committee considered his leadership and management of his functional areas of responsibility including global business development and global supply chain management, as well as his leadership and support of Occidental's overall strategic goals. Mr. Brown was instrumental in analyzing, negotiating, coordinating and executing the Anadarko acquisition, the related financing transactions, the agreement to sell Anadarko's Africa assets and supporting general investor, rating agencies and media engagements. He played similar roles in establishing a $1.5 billion joint venture with Ecopetrol in the Midland Basin, and the negotiation and execution of agreements that allow Western Midstream to better compete for third-party business, and led the sale of Occidental's remaining equity interest in Plains, as well as certain other non-core assets. He served as Occidental's designated director on the governing Board of Plains until Occidental exited from its ownership position in late 2019, and served on the Boards of Western Midstream and the Ecopetrol JV. In addition, Mr. Brown oversaw the successful integration of Anadarko's supply chain and procurement functions, the realization of initial supply chain driven synergies and cost savings, and served on oversight committees related to the overall integration of Anadarko and the implementation of SAP.

COMPENSATION DECISIONS

- **Base salary:** As Mr. Brown became an executive officer of Occidental after 2019 compensation decisions were made, Mr. Brown's base salary was set by Ms. Hollub at $640,000 for 2019. Starting in 2020, Mr. Brown's base salary and other elements of his compensation package were determined by the Compensation Committee.

- **Annual Cash Incentive:** Mr. Brown's target annual cash incentive award opportunity was set by Ms. Hollub at $1,200,000. The company performance portion of the annual cash incentive award was earned at 175% of target. Based on Mr. Brown's individual achievements described above, the Compensation Committee determined that the individual performance portion of the annual cash incentive award was earned at 175% of target. The Compensation Committee determined to pay out over 40% of Mr. Brown's annual cash incentive award in forfeitable, time-vesting RSUs in lieu of cash, as further described in "*Elements of the 2019 Compensation Program – Annual Cash Incentive – Determining Annual Cash Incentive Award Payout*" on page 44.

- **Long-Term Incentives:** The target grant date value of Mr. Brown's long-term incentive award package for 2019 was $2,600,000, an approximate 18% increase from 2018, which Ms. Hollub determined was appropriate in light of in light of a review of Mr. Brown's individual responsibilities and 2018 performance assessment, compensation surveys, publicly available peer company data and internal pay equity.

Additional Compensation Policies and Practices

Stock Ownership Guidelines

Occidental's stock ownership guidelines are intended to more closely align the interests of the named executive officers with those of the company's shareholders. The ownership guidelines range from three-to-six times the officer's annual base salary, based on position, as illustrated below:

Position	Multiple of Base Salary
Chief Executive Officer	6
Chief Financial Officer	4
Executive Vice Presidents	4
Senior Vice Presidents	3

Unvested performance-based stock awards and performance-based stock units do not count toward satisfaction of the stock ownership guidelines. Officers subject to the guidelines are expected to comply within five years from the later of the effective date of the guidelines or the date the individual is named to a participating position.

Equity Grant Practices

The Compensation Committee made equity grants pursuant to the long-term incentive program at its regularly scheduled February meeting. The grant date fair value of each of the CROCE and RSU awards was based on the closing price of Occidental's common stock on the NYSE on the day the Compensation Committee granted the awards, and the grant date fair value of the TSR award also incorporates the estimated payout percentage of the award as of the grant date. As specifically authorized by the terms of the 2015 LTIP, the Compensation Committee has delegated to Ms. Hollub the authority to grant equity awards in certain circumstances to new employees and to grant equity awards to Occidental's employees who are not executive officers.

Potential Recoupment of Compensation Due to Misconduct

Occidental may recoup certain compensation from the executive officers in the event of misconduct pursuant to the terms of Occidental's Code of Business Conduct, the annual cash incentive award and the 2015 LTIP. Occidental's Code of Business Conduct prohibits any officer, employee or director from violating or circumventing any law of the United States or a foreign country or engaging in unethical conduct during the course of his or her employment. The Audit Committee oversees compliance with the Code of Business Conduct and has put in place procedures, including a compliance hotline, to encourage prompt reporting of violations or suspected violations of the Code of Business Conduct, without fear of retaliation. In general, misconduct may have several consequences, including:

- Disciplinary action, which may include termination, referral for criminal prosecution and reimbursement to Occidental or others for any losses or damages resulting from the violation.
- Forfeiture of stock awards, in whole or in part, in the case of an employee's termination for cause.
- Forfeiture or reduction of the annual cash incentive award for violations of the Code of Business Conduct or related policies.

In addition, the 2015 LTIP includes a provision that gives Occidental the contractual right to recoup awards (i) where a participant has breached Occidental's Business Code of Conduct by violating applicable law or company policy or engaging in unethical conduct or (ii) pursuant to a policy to be adopted by Occidental to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which will generally require recoupment of incentive-based compensation if Occidental is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement.

Risk Assessment of Compensation Policies and Practices

Although the majority of the executive compensation program is performance-based, the Compensation Committee believes Occidental's compensation programs do not encourage unnecessary or excessive risk-taking. In reaching its conclusion, the Compensation Committee reviewed the findings of a risk-taking analysis performed by its independent compensation consultant, Meridian. The Compensation Committee concurred with Meridian's finding that Occidental's compensation programs include multiple features that appropriately control motivations for excessive risk-taking and that the compensation programs do not encourage excessive risk-taking. With respect to the executive compensation program, the compensation features that are indicative of appropriate risk-taking include:

- **Diversified Performance Metrics.** The annual cash incentive award and long-term incentive awards consider multiple performance criteria, rather than a single metric.

- **Balanced Pay Mix.** The total compensation opportunity features an effective balance between short- and long-term compensation components.

- **Capped Awards.** Performance-based stock awards and the annual cash incentive award are capped as a percentage of the targeted award and payout of the TSR award is capped at target if Occidental's absolute TSR is negative over the performance period.

- **Stock Ownership Guidelines.** Meaningful stock ownership guidelines and holding requirements for executives encourage a long-term perspective and require holding stock for extended periods.

- **Clawback Provisions.** The annual cash incentive award and long-term incentive awards are subject to clawback provisions beyond legal requirements, including forfeiture and recoupment provisions of awards in the event of violations of Occidental's Code of Business Conduct.

- **Anti-Hedging Provisions.** Occidental's executive officers, directors and other employees are prohibited from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) or otherwise engaging in transactions that are designed to, or have the effect of, hedging or offsetting any decrease in the market value of Occidental's securities.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the preceding Compensation Discussion and Analysis section for the year ended December 31, 2019. Based on these reviews and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Proxy Statement for the 2020 Annual Meeting of Shareholders.

Respectfully submitted,

THE EXECUTIVE COMPENSATION COMMITTEE

Jack B. Moore (Chair)
Spencer Abraham
William R. Klesse
Margarita Paláu-Hernández
Robert M. Shearer

EXECUTIVE COMPENSATION TABLES

Summary Compensation

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[1]	Bonus[2]	Stock Awards[3]	Non-Equity Incentive Plan Compensation[4]	All Other Compensation[5]	Total	Realizable Total Compensation[6]
Vicki Hollub President and Chief Executive Officer	2019	$1,330,769	$1,417,500	$10,500,091	$2,126,250	$616,293	$15,990,903	$4,405,234
	2018	$1,250,000	$ 0	$ 9,500,135	$2,812,500	$543,058	$14,105,693	$5,852,395
	2017	$1,250,000	$ 0	$ 8,500,028	$2,475,000	$450,832	$12,675,860	$4,965,384
Edward Lowe Executive Vice President and Group Chairman, Middle East	2019	$ 645,192	$ 393,750	$ 3,500,073	$ 606,250	$251,054	$ 5,396,319	$2,268,075
	2018	$ 625,000	$ 0	$ 3,500,104	$ 975,000	$233,162	$ 5,333,266	$2,387,375
	2017	$ 625,000	$1,250,000	$ 3,500,078	$ 885,000	$214,541	$ 6,474,619	$3,462,223
Marcia Backus Senior Vice President, General Counsel and Chief Compliance Officer	2019	$ 724,231	$ 420,000	$ 3,000,098	$ 980,000	$276,514	$ 5,400,843	$2,719,464
	2018	$ 700,000	$ 0	$ 3,000,109	$1,200,000	$275,849	$ 5,175,958	$2,650,898
	2017	$ 700,000	$ 0	$ 3,000,090	$1,124,000	$219,370	$ 5,043,460	$2,461,380
Cedric Burgher[7] Senior Vice President and Chief Financial Officer	2019	$ 765,385	$ 525,000	$ 3,400,105	$1,225,000	$290,477	$ 6,205,967	$2,610,348
	2018	$ 700,962	$ 125,000	$ 3,000,109	$1,250,000	$239,922	$ 5,315,993	$2,790,933
	2017	$ 353,425	$ 125,000	$ 2,500,046	$ 804,000	$ 54,521	$ 3,836,992	$2,219,789
Oscar Brown[7] Senior Vice President, Strategy, Business Development and Supply Chain	2019	$ 632,308	$ 630,000	$ 2,600,061	$1,470,000	$328,557	$ 5,660,926	$2,676,255

(1) Includes any salary amounts voluntarily deferred by the executive officer pursuant to Occidental's Modified Deferred Compensation Plan (MDCP).

(2) For 2019, amounts shown represent the portion of the annual cash incentive award earned pursuant to the company performance portion for the post-acquisition period. For Ms. Hollub and Messrs. Brown and Burgher, the Compensation Committee determined to settle a significant portion of the annual cash incentive award in time-vesting RSUs in lieu of cash. The "Bonus" amount shown includes a portion of the bonus that, in lieu of being paid out in cash, was paid in the form of time-vesting RSUs with a grant date fair value of $1,265,625 for Ms. Hollub; $450,000 for Mr. Brown; and $375,000 for Mr. Burgher. For more information regarding the 2019 annual cash incentive award, see "*Compensation Discussion and Analysis – Elements of the 2019 Compensation Program – Annual Cash Incentive*" on page 41.

(3) For 2019, amounts shown represent the aggregate grant date fair value of the CROCE, RSU and TSR long-term incentive awards granted to the named executive officers (other than Mr. Brown, who received only an RSU and TSR award). The grant date fair value of each of the CROCE and RSU awards equals the target number of stock units granted multiplied by $67.19, Occidental's closing stock price on the grant date. The grant date fair value of the TSR award is calculated based on a Monte-Carlo valuation on the date of grant, determined under Financial Accounting Standards Board Accounting Standard Codification Topic 718 (FASB ASC 718). See Note 14 to the Consolidated Financial Statements in Occidental's Annual Report on Form 10-K regarding assumptions underlying the valuation of the TSR award. The maximum values of the TSR award as of the grant date for Ms. Hollub, Mr. Lowe, Ms. Backus, Mr. Burgher and Mr. Brown were approximately $10.8 million, $2.8 million, $2.4 million, $2.7 million and $3.0 million, respectively. The maximum values of the CROCE award as of the grant date for Ms. Hollub, Mr. Lowe, Ms. Backus and Mr. Burgher were approximately $5.3 million, $1.4 million, $1.2 million and $1.4 million, respectively. As discussed in the CD&A, the 2018 and 2019 CROCE awards for the named executive officers, other than Mr. Brown, who did not receive the CROCE awards, were amended and settled in early 2020, see "*Compensation Discussion and Analysis – Elements of the 2019 Compensation Program – Long-Term Incentive Award Program – Cash Return on Capital Employed (CROCE) Award*" on page 46. The RSU award has no above-target payout scenario.

(4) For 2019, amounts shown represent the portion of the annual cash incentive award earned pursuant to the company performance portion for the pre-acquisition period and for individual performance (excluding the portion attributable to the company performance portion for the post-acquisition period, which is shown in the "Bonus" column). For Ms. Hollub and Messrs. Brown and Burgher, the Compensation Committee determined to settle a significant portion of the annual cash incentive award in time-vesting RSUs in lieu of cash. The "Non-Equity Incentive Plan Compensation" amount shown includes RSUs with a grant date fair value of $1,265,625 for Ms. Hollub; $450,000 for Mr. Brown; and $375,000 for Mr. Burgher. For more information regarding the 2019 annual cash incentive award, see "*Compensation Discussion and Analysis – Elements of the 2019 Compensation Program – Annual Cash Incentive*" beginning on page 41.

(5) The following table shows "All Other Compensation" amounts for 2019 for the named executive officers. In accordance with SEC rules, benefits that are generally available to all full-time salaried U.S. dollar employees, such as medical, dental, life insurance, health savings, and flexible spending accounts, are not shown.

	V. Hollub	E. Lowe	M. Backus	C. Burgher	O. Brown
Savings Plan[a]	$ 19,600	$ 19,600	$ 19,600	$ 19,600	$ 10,080
SRP II[b]	$567,779	$214,620	$256,914	$270,877	$318,477
Personal Benefits	$ 28,914[c]	$ 16,834[d]	$ —	$ —	$ —
Total	$616,293	$251,054	$276,514	$290,477	$328,557

(a) Occidental's contribution to the Occidental Petroleum Corporation Savings Plan (Savings Plan) described on page 48.

(b) Occidental's contribution to the Supplemental Retirement Plan II (SRP II) described on page 48.

(c) Financial and tax planning, excess liability insurance and use of a car service for business travel for efficiency and security purposes.

(d) Financial and tax planning, excess liability insurance and annual physical.

(6) Amounts shown are intended to illustrate the pay-for-performance nature of the executive compensation program by presenting the realizable pay of the 2017, 2018 and 2019 compensation programs for the named executive officers as of March 24, 2020. The amounts reported in this column differ substantially from the amounts reported in the Total column required under SEC rules and are not a substitute for total compensation. See "Supplemental Summary Compensation Table" on page 35 for more information regarding the calculation of "Realizable Total Compensation" for each named executive officer.

(7) Mr. Burgher transitioned to another role within Occidental on April 3, 2020; Mr. Brown's employment with Occidental ended in March 2020.

Grants of Plan-Based Awards

The table below shows the plan-based awards granted by the Compensation Committee to the named executive officers in 2019. For a summary of the key terms of the awards granted pursuant to the 2019 long-term incentive program, see "*Elements of the 2019 Compensation Program – Long-Term Incentive Award Program*" beginning on page 45. For the actual amounts earned under the annual cash incentive award, see the "Bonus" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table on page 56.

Grants of Plan-Based Awards

Name/Type of Award	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: # of Shares of Stock or Units	Grant Date Fair Value of Stock Awards ($)
		Threshold $	Target $	Maximum $	Threshold # Shares	Target # Shares	Maximum # Shares		
V. Hollub									
ACI		$0	$2,025,000	$4,050,000					
CROCE[2]	02/15/19				9,767	39,069	78,138		$2,625,046
RSU[3]	02/15/19							46,882	$3,150,002
TSR[4]	02/15/19				20,118	80,471	160,942		$4,725,043
E. Lowe									
ACI		$0	$ 750,000	$1,500,000					
CROCE[2]	02/15/19				2,605	10,419	20,838		$ 700,053
RSU[3]	02/15/19							23,441	$1,575,001
TSR[4]	02/15/19				5,216	20,863	41,726		$1,225,020
M. Backus									
ACI		$0	$ 800,000	$1,600,000					
CROCE[2]	02/15/19				2,233	8,930	17,860		$ 600,007
RSU[3]	02/15/19							20,093	$1,350,049
TSR[4]	02/15/19				4,471	17,883	35,766		$1,050,042
C. Burgher									
ACI		$0	$1,000,000	$2,000,000					
CROCE[2]	02/15/19				2,530	10,121	20,242		$ 680,030
RSU[3]	02/15/19							22,772	$1,530,051
TSR[4]	02/15/19				5,067	20,267	40,534		$1,190,024
O. Brown									
ACI		$0	$1,200,000	$2,400,000					
RSU[3]	02/15/19							19,349	$1,300,059
TSR[4]	02/15/19				5,535	22,140	44,280		$1,300,002

[1] Amounts shown reflect the possible payout range of the 2019 annual cash incentive award (ACI) at grant. For the actual amounts earned pursuant to the annual cash incentive award, see the "Non-Equity Incentive Plan Compensation" and "Bonus" columns of the Summary Compensation Table on page 56. The annual cash incentive award is described further under "*Elements of the 2019 Compensation Program – Annual Cash Incentive*" on page 41.

[2] The grant date fair value of the CROCE award is equal to the target number of PSUs originally granted multiplied by $67.19, the closing price of Occidental's common stock on the grant date. As discussed in the CD&A, the CROCE awards were amended and settled in early 2020. For more information, please see "*Elements of the 2019 Compensation Program – Long-Term Incentive Award Program – Cash Return on Capital Employed (CROCE) Award*" on page 46.

[3] The grant date fair value of the RSU award is equal to the number of RSUs granted multiplied by $67.19, the closing price of Occidental's common stock on the grant date. The RSU award vests ratably over three years with one-third vesting on each of February 28, 2020, 2021 and 2022, subject to continued employment, and is payable in shares of common stock upon vesting. The vested shares are subject to a two-year holding period. The value of the RSU award at vesting will depend on the closing price of Occidental's common stock on each vesting date. For more information regarding the RSU award, see "*Elements of the 2019 Compensation Program – Long-Term Incentive Award Program – Restricted Stock Unit (RSU) Award*" on page 47.

[4] The grant date fair value of the TSR award is based on a Monte Carlo simulation in accordance with FASB ASC 718. Actual payout of the TSR award may be zero or a range from 25% to 200% of the target number of PSUs granted based on Occidental's TSR at the end of the three-year performance period as compared to the TSR of the performance peer companies, and whether Occidental's absolute TSR value for the performance period is positive. For more information regarding the payout possibilities of the TSR award, please see "*Elements of the 2019 Compensation Program – Long-Term Incentive Award Program – Total Shareholder Return (TSR) Award*" on page 45.

Outstanding Equity Awards

The table below sets forth the outstanding equity awards held by the named executive officers as of December 31, 2019.

Outstanding Equity Awards at December 31, 2019

Name/Type of Award	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested (#)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[1]
V. Hollub									
NQSO[2]	02/11/15	85,000	0	$79.98	2/11/2022				
RSU[3]	02/15/17					12,647	$ 521,183		
RSU[3]	02/07/18					27,194	$1,120,665		
RSU[3]	02/15/19					46,882	$1,932,007		
RSI[4]	07/22/13							4,470	$ 184,209
RSI[4]	07/09/14							13,955	$ 575,086
CROCE[5]	02/07/18							8,498	$ 350,203
CROCE[5]	02/15/19							9,768	$ 402,539
PRI[6]	07/08/15							8,616	$ 355,065
TSR[7]	02/07/18							16,011	$ 659,813
TSR[7]	02/15/19							20,118	$ 829,063
E. Lowe									
NQSO[2]	02/11/15	20,000	0	$79.98	2/11/2022				
RSU[3]	02/15/17					7,811	$ 321,891		
RSU[3]	02/07/18					15,028	$ 619,304		
RSU[3]	02/15/19					23,441	$ 966,004		
RSI[4]	07/22/13							15,469	$ 637,477
RSI[4]	07/09/14							13,955	$ 575,086
CROCE[5]	02/07/18							2,505	$ 103,231
CROCE[5]	02/15/19							2,605	$ 107,352
PRI[6]	07/08/15							6,893	$ 284,061
TSR[7]	02/07/18							4,588	$ 189,071
TSR[7]	02/15/19							5,216	$ 214,951
M. Backus									
NQSO[2]	02/11/15	20,000	0	$79.98	2/11/2022				
RSU[3]	02/15/17					6,695	$ 275,901		
RSU[3]	02/07/18					12,881	$ 530,826		
RSU[3]	02/15/19					20,093	$ 828,033		
RSI[4]	10/01/13							20,096	$ 828,156
RSI[4]	07/09/14							6,203	$ 255,626
CROCE[5]	02/07/18							2,147	$ 88,478
CROCE[5]	02/15/19							2,233	$ 92,022
PRI[6]	07/08/15							3,792	$ 156,268
TSR[7]	02/07/18							3,933	$ 162,079
TSR[7]	02/15/19							4,471	$ 184,250

Name/Type of Award	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[1]
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable			Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested (#)[1]		
C. Burgher									
RSU[3]	05/31/17					14,141	$ 582,751		
RSU[3]	02/07/18					12,881	$ 530,826		
RSU[3]	02/15/19					22,772	$ 938,434		
CROCE[5]	02/07/18							2,147	$ 88,478
CROCE[5]	02/15/19							2,531	$ 104,303
TSR[7]	02/07/18							3,933	$ 162,079
TSR[7]	02/15/19							5,067	$ 208,811
O. Brown									
RSU[3]	02/15/17					3,720	$ 153,301		
RSU[3]	02/07/18					10,496	$ 432,540		
RSU[3]	02/15/19					19,349	$ 797,372		
TSR[7]	02/07/18							4,120	$ 169,785
TSR[7]	02/15/19							5,535	$ 228,097
PhSUs[8]	09/28/18					4,259	$ 175,513		

[1] The dollar amounts shown represent the product of the number of shares or units shown in the column immediately to the left and $41.21, the closing price of Occidental's common stock on the NYSE on December 31, 2019.

[2] The non-qualified stock option (NQSO) award vested ratably over a three-year period with one-third becoming exercisable on each of February 11, 2016, 2017, and 2018. The closing price of Occidental's common stock on the NYSE on December 31, 2019 ($41.21) was not in excess of the strike price of the NQSO award.

[3] The RSU awards vest ratably over a three-year period, subject to continued employment. The unvested portion of the RSU award granted in February 2017 vested on February 28, 2020; one-third of the RSU award granted in February 2018 vested on February 28, 2020, and the remaining unvested portion will vest on February 28, 2021; and one-third of the RSU award granted in February 2019 vested on February 28, 2020 and the remaining unvested portion will vest ratably on February 28, 2021 and 2022. The unvested portion of Mr. Burgher's sign-on RSU award granted in May 2017 will vest on May 30, 2020.

[4] Pursuant to SEC rules, values shown for the restricted stock incentive (RSI) awards assume that the RSI awards will pay out; however, based on the performance of Occidental through December 31, 2019, each of the 2013 and 2014 RSI awards are not expected to pay out. The shares underlying the RSI awards granted in 2013 and 2014 are forfeitable until the certification by the Compensation Committee that the performance goal is met, which must be satisfied no later than June 30, 2020 and 2021, respectively. If the performance goal is not achieved, then the shares underlying the award will forfeit. The ultimate payout may be less or more than the amounts shown, with the possibility of no payout, depending on the outcome of the performance criteria and the value of Occidental's common stock on the award certification date.

[5] Pursuant to SEC rules, values shown for the CROCE awards granted in 2018 and 2019 reflect an estimated payout at threshold. As discussed under "*Elements of the 2019 Compensation Program – Long-Term Incentive Award Program – Cash Return on Capital Employed (CROCE) Award*" on page 46, the 2018 and 2019 CROCE awards were amended and settled in February of 2020. Ms. Hollub, Mr. Lowe, Ms. Backus and Mr. Burgher received 33,992, 10,019, 8,588, and 8,588 shares, respectively, with respect to the 2018 CROCE award, and 8,678, 2,315, 1,984 and 2,248 shares, respectively, with respect to the 2019 CROCE award.

[6] The performance retention incentive (PRI) award vests in four equal annual tranches, subject to continued employment through the applicable vesting date. The first tranche of the PRI award is still outstanding. Pursuant to SEC rules, the values shown assume that the first tranche of the award will pay out; however, the first tranche of the PRI award is not expected to pay out based on Occidental's performance through December 31, 2019. If the performance goal underlying the first tranche of the PRI award is not met by June 30, 2022, the shares will forfeit. The ultimate payout may be less or more than the amounts shown, with the possibility of no payout, depending on the outcome of the performance criteria and the value of Occidental's common stock on the award certification date.

[7] Pursuant to SEC rules, the values shown for the 2018 and 2019 TSR awards reflect an estimated payout at the threshold performance level; however, based on Occidental's performance through December 31, 2019, the 2018 and 2019 TSR awards are not expected to pay out. The TSR awards vest based on the achievement of the applicable performance goal over the performance period. The performance periods for the 2018 and 2019 TSR awards end on December 31, 2020 and December 31, 2021, respectively. The ultimate payout may be less or more than the amounts shown, with the possibility of no payout, depending on the outcome of the performance criteria and the value of Occidental's common stock on the award certification date.

[8] The phantom stock unit (PhSU) award vests ratably over a two-year period, subject to continued employment. One-half of the PhSU award granted in September 2018 vested on September 27, 2019, and the remaining unvested portion will vest on September 27, 2020.

Stock Vested in 2019

The following table summarizes, for the named executive officers, the stock awards vested during 2019. No option awards were exercised by the named executive officers in 2019.

Previously Granted Stock Awards Vested In 2019

	Stock Awards	
Name	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)[1]**
V. Hollub	53,605	$3,258,645
E. Lowe	31,551	$1,878,847
M. Backus	27,785	$1,693,146
C. Burgher	20,582	$1,160,131
O. Brown	42,981	$2,187,788

[1] Amounts shown represent the product of the number of shares vested and the closing price of Occidental's common stock on the NYSE on either the award's certification date, for performance-based awards, or the award's vesting date, for time-vested awards. In each case, the number of shares acquired at vesting and the value realized at vesting do not include any reduction in vested shares or value realized associated with the cancellation of shares to satisfy taxes.

Nonqualified Deferred Compensation

Supplemental Retirement Plan II

Employees whose participation in Occidental's tax-qualified defined contribution plans is limited by applicable tax laws are eligible to participate in Occidental's SRP II, which provides additional retirement benefits outside of those limitations.

Annual plan allocations for each participant restore the amounts that would have accrued for salary, annual cash incentive award amounts and bonus amounts, if any, under the qualified plans, but for the tax law limitations. Account balances are fully vested after three years of service and are payable following separation from service, or upon attainment of a specified age elected by the participant. Each of the named executive officers is fully vested in his or her aggregate balance shown on page 61.

Interest on SRP II accounts is allocated daily to each participant's account. The amount of interest earnings is calculated using a rate equal to the five-year U.S. Treasury Note rate on the last business day of the processing month plus 2%, on a daily basis with monthly compounding.

Modified Deferred Compensation Plan

Under the Modified Deferred Compensation Plan (MDCP), the maximum amount of an executive officer's salary or annual cash incentive award payment that may be deferred for any one year is limited to $150,000. A participant's overall plan balance must be less than $2 million at the end of any given year to enable a participant to defer compensation for the subsequent year. Deferred amounts earn interest at a rate equal to the five-year U.S. Treasury Note rate plus 2%.

The following table sets forth the 2019 contributions, earnings, withdrawals and balances under the SRP II and the MDCP, to the extent the named executive officers participated in such plans. The footnotes provide information about other amounts that were reported as earned in the Summary Compensation Table on page 56 for 2019 and prior years.

Nonqualified Deferred Compensation

Name	Plan	Executive Contributions in 2019[1]	Occidental Contributions in 2019[2]	Aggregate Earnings in 2019	Aggregate Withdrawals/ Distributions in 2019	Aggregate Balance at 12/31/19[3]
V. Hollub	SRP II	$ —	$567,779	$93,843	$ —	$2,684,641
	MDCP	$ —	$ —	$14,028	$8,857	$ 359,207
E. Lowe	SRP II	$ —	$214,620	$90,874	$ —	$2,472,357
	MDCP	$ —	$ —	$43,249	$ —	$1,134,791
M. Backus	SRP II	$ —	$256,914	$40,118	$ —	$1,156,322
	MDCP	$ —	$ —	$ —	$ —	$ —
C. Burgher	SRP II	$ —	$270,877	$16,203	$ —	$ 535,723
	MDCP	$ —	$ —	$ —	$ —	$ —
O. Brown	SRP II	$ —	$318,477	$29,754	$ —	$ 891,943
	MDCP	$ —	$ —	$ —	$ —	$ —

[1] No employee contributions are permitted to the SRP II.

[2] Amounts represent Occidental's 2019 contributions to the SRP II and MDCP, which are reported under "All Other Compensation" in the Summary Compensation Table on page 56.

[3] The aggregate balance for each named executive officer who participates in the SRP II and/or the MDCP, as applicable, reflects the cumulative value, as of December 31, 2019, of the contributions to the named executive officer's account, earnings on those contributions, and any withdrawals or distributions since the named executive officer began participating in the plan. We previously reported Occidental contributions for the named executive officers in the Summary Compensation Table for fiscal years prior to 2019 in the following aggregate amounts: Ms. Hollub – $1,390,232; Mr. Lowe – $1,680,484; Ms. Backus – $651,029; and Mr. Burgher – $241,104.

Potential Payments upon Termination or Change in Control

Payments and other benefits provided to named executive officers in various termination circumstances or in connection with a change in control are subject to certain policies, plans and agreements. The material terms of these arrangements are summarized below. Except as described in this summary and in the Potential Payments table, Occidental does not have any other agreements or plans that will require compensation to be paid to named executive officers in the event of a termination of employment or a change in control.

Golden Parachute Policy. Occidental's Golden Parachute Policy provides that, subject to certain exceptions, Occidental will not grant Golden Parachute Benefits (as defined in the policy) to any senior executive that exceed 2.99 times his or her salary plus annual cash incentive pay, unless the grant of such benefits is approved by a vote of Occidental's shareholders. The complete Golden Parachute Policy is available at www.oxy.com.

Outstanding Equity Awards. Awards granted to the named executive officers since 2015 (those granted under the 2015 LTIP) are subject to double-trigger vesting upon a "change in control" (as defined in the 2015 LTIP). Payout under each of the outstanding equity awards based on various termination circumstances or in connection with a change in control are described in more detail in the footnotes to the Potential Payments table on page 62.

Potential Payments

In the table that follows, payments and other benefits provided to the named executive officers in connection with various termination and change in control situations are set out as if the conditions for payment had occurred and the applicable triggering events took place on December 31, 2019, when the closing price of Occidental's common stock was $41.21. The amounts shown are in addition to the payments and benefits that are potentially available to all full-time salaried U.S. dollar payroll employees, such as amounts vested under the Savings Plan and other tax-qualified retirement plans, amounts vested under Occidental's nonqualified deferred compensation plans, payment for accrued vacation up to a maximum accrual ceiling of 296 hours, and disability benefits, among others.

Actual amounts to be paid will depend on several factors, such as the date of each named executive officer's separation from Occidental or the occurrence of a change in control event, Occidental's ultimate achievement of performance goals underlying performance awards and the price of Occidental's common stock when such awards are earned, if at all. The disclosures below do not take into consideration any requirements under Section 409A of the Internal Revenue Code, which could affect, among other things, the timing of payments and distributions.

While amounts are expressed as an estimated cash value, all of the amounts reported, other than the phantom stock unit (PhSU) award held by Mr. Brown, are payable solely in shares of common stock, if at all. In addition, in circumstances of retirement, disability, death, or termination without cause, payout of performance-based awards is not accelerated, as such awards will not pay out unless and until the performance goal is achieved.

Potential Payments

Name/Type of Award [1]	Retirement with Occidental Consent	Disability, Death or Termination without Cause	Change in Control	Change in Control and Qualifying Termination[8]
V. Hollub				
RSI Awards[2]	$ —	$ —	$ 759,294	$ 759,294
RSU Awards[3]	$1,718,663	$1,718,663	$ —	$ 1,718,663
CROCE Awards[4]	$ —	$ —	$ —	$ 3,010,844
PRI Award[5]	$ —	$ —	$ 355,065	$ 355,065
TSR Awards[6]	$ —	$ —	$ —	$10,307,940
Total	$1,718,663	$1,718,663	$1,114,360	$16,151,806
E. Lowe				
RSI Awards[2]	$ —	$ —	$1,212,563	$ 1,212,563
RSU Awards[3]	$ 953,476	$ 953,476	$ —	$ 953,476
CROCE Awards[4]	$ —	$ —	$ —	$ 842,250
PRI Award[5]	$ —	$ —	$ 284,061	$ 284,061
TSR Awards[6]	$ —	$ —	$ —	$ 3,024,237
Total	$ 953,476	$ 953,476	$1,496,624	$ 6,316,586
M. Backus				
RSI Awards[2]	$ —	$ —	$1,083,782	$ 1,083,782
RSU Awards[3]	$ 817,277	$ 817,277	$ —	$ 817,277
CROCE Awards[4]	$ —	$ —	$ —	$ 721,917
PRI Award[5]	$ —	$ —	$ 156,268	$ 156,268
TSR Awards[6]	$ —	$ —	$ —	$ 2,592,233
Total	$ 817,277	$ 817,277	$1,240,050	$ 5,371,476
C. Burgher				
RSU Awards[3]	$1,089,510	$1,089,510	$ —	$ 1,089,510
CROCE Awards[4]	$ —	$ —	$ —	$ 770,998
TSR Awards[6]	$ —	$ —	$ —	$ 1,483,436
Total	$1,089,510	$1,089,510	$ —	$ 3,343,944
O. Brown				
RSU Awards[3]	$ 632,532	$ 632,532	$ —	$ 632,532
TSR Awards[6]	$ —	$ —	$ —	$ 2,140,159
PhSU Award[7]	$ 110,484	$ 110,484	$ —	$ 110,484
Total	$ 743,016	$ 743,016	$ —	$ 2,883,175

(1)   The treatment of outstanding equity awards in connection with each termination scenario specified in these tables is summarized in the chart below:

Type of Award	Retirement with Occidental Consent	Disability, Death or Termination without Cause	Change in Control	Change in Control and Qualifying Termination
RSI	Award vests on a pro-rata basis, subject to actual performance.	Award vests on a pro-rata basis, subject to actual performance.	Award becomes nonforfeitable.	Award becomes nonforfeitable.
RSU PhSU	Award vests on a pro-rata basis.	Award vests on a pro-rata basis.	No effect.	Award vests on a pro-rata basis.
PRI	Award vests on a pro-rata basis, subject to actual performance.	Award vests on a pro-rata basis, subject to actual performance.	Award is converted into restricted shares, subject to continued service vesting.	Award vests at the target level, unless determined otherwise by the Compensation Committee.
CROCE TSR	Award vests on a pro-rata basis, subject to actual performance; if retirement occurs on or after the 12-month anniversary of the grant date, the award vests in full, subject to actual performance.	Award vests on a pro-rata basis, subject to actual performance.	Award is converted into restricted shares at target level, subject to continued service vesting.	Award vests at the target level, unless determined otherwise by the Compensation Committee.

(2)   The dollar amount shown represents the value realized upon the vesting of the RSI awards upon the achievement and certification of the underlying performance goal, which is equal to the product of Occidental's year-end closing stock price and the number of shares that vest in accordance with the terms of the applicable award. No payout of the RSI awards is shown in connection with the grantee's retirement, disability, death or termination without cause because the underlying performance goals are not expected to be achieved based on Occidental's performance through December 31, 2019.

(3)   The dollar amount shown represents the value realized upon the pro-rata vesting of the RSU awards upon the occurrence of the applicable potential payment event, which is equal to the product of Occidental's year-end closing stock price and the number of shares that vest in accordance with the terms of the applicable award.

(4)   In the case of the grantee's retirement, disability, death or termination without cause, the dollar amount shown represents the value realized upon the pro-rata vesting of the CROCE award, which is equal to the product of the year-end closing stock price and the number of shares that vest in accordance with the terms of the award. Shares that vest in connection with these termination scenarios remain subject to the attainment of the applicable performance goal, which have been shown at threshold levels based on performance as of December 31, 2019. In the case of a change in control and qualifying termination, the dollar amount shown represents the value realized upon the conversion of the CROCE award into vested restricted stock, which is equal to the product of the year-end closing stock price and the target number of shares underlying the award.

(5)   No payout amount is shown in the case of the grantee's retirement, disability, death or termination without cause because the underlying performance goal of tranche 1 of the PRI award is not expected to be achieved based on Occidental's performance through December 31, 2019. Tranches 2, 3 and 4 paid out in 2017, 2018 and 2019, respectively. In the case of a change in control, the dollar amount shown represents the value realized upon the conversion of tranche 1 of the PRI award into vested restricted stock (as the service vesting requirements for that tranche have been met), which is equal to the product of the year-end closing stock price and the number of shares underlying tranche 1 of the PRI award. In the case of a change in control and qualifying termination, the dollar amount shown represents the value realized upon the conversion of the PRI award into vested restricted stock, which is equal to the product of the year-end closing stock price and the number of shares underlying the unvested tranches of the PRI award.

(6)   In the case of the grantee's retirement, disability, death or termination without cause, the dollar amount shown represents the value realized upon the vesting of the TSR awards, which is equal to the product of the year-end closing stock price and the number of shares that vest in accordance with the terms of the applicable award. Shares that vest in connection with these termination scenarios remain subject to the attainment of the applicable performance goal, which has been estimated for purposes of this table based on the performance of Occidental as of December 31, 2019. In the case of a change in control and qualifying termination, the dollar amount shown represents the value realized upon the conversion of the TSR awards into vested restricted stock, which is equal to the product of the year-end closing stock price and the target number of shares underlying the applicable award.

(7)   The dollar amount shown represents the value realized upon the pro-rata vesting of the PhSU award upon the occurrence of the applicable potential payment event, which is equal to the product of Occidental's year-end closing stock price and the number of PhSUs that vest in accordance with the terms of the applicable award.

(8)   A "qualifying termination" means a termination by Occidental other than for "cause" or a termination by the named executive officer for "good reason" (in each case, as defined in the 2015 LTIP) within 12 months following the date of the Change in Control.

PAY RATIO

For 2019, the annual total compensation of the median compensated employee of Occidental was $185,259; the annual total compensation of Ms. Hollub for purposes of this pay ratio disclosure was $16,017,683; and the ratio of these amounts is approximately 86 to 1. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on Occidental's payroll records and the methodology described below.

Pay Ratio Methodology. To identify the median "employee" (as defined by SEC rules), as well as to determine the annual total compensation of the median employee, we used certain permitted assumptions, adjustments, and estimates, as described further below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Employee Population. We identified the median employee from Occidental's employee population as of December 1, 2019. After excluding approximately (i) 3,814 employees acquired by Occidental in connection with the Anadarko acquisition and (ii) 355 employees pursuant to the de minimis exemption (as described below), Occidental's employee population consisted of 6,967 employees located in the U.S.; 553 in Colombia; and 3,059 in Oman. Under the de minimis exemption, Occidental was permitted to exclude up to 5% of its total employees who are non-U.S. employees. Occidental relied on this exemption to exclude the employee populations of the following jurisdictions, which collectively accounted for less than 5% of Occidental's total employee population of 10,934 as of December 1, 2019: Abu Dhabi (64); Belgium (3); Bolivia (65); Brazil (1); Canada (90); Chile (109); Hong Kong (4); Japan (2); Libya (1); Mexico (3); The Netherlands (1); Qatar (11); and Singapore (1).

Compensation Measure to Identify Median Employee. To identify the median employee, we used the annual salary of each employee as of December 1, 2019, plus any annual bonus paid to each employee during 2019, each as reported in Occidental's payroll systems. We did not annualize the salary of any temporary employees.

Total Compensation in 2019. We calculated the median employee's compensation for 2019 in accordance with the requirements of Item 402 of Regulation S-K, which is equal to the amount of the median employee's compensation for 2019 that would have been reported in the Summary Compensation Table on page 56, plus the amount of the median employee's non-discriminatory health and welfare benefits. With respect to the annual total compensation of Ms. Hollub, we used the amount reported in the "Total" column of the Summary Compensation Table on page 56, plus the amount of Ms. Hollub's non-discriminatory health and welfare benefits.

NON-EMPLOYEE DIRECTOR COMPENSATION

The Governance Committee periodically reviews non-employee director compensation and makes recommendations regarding changes to the Board. The Governance Committee last reviewed non-employee director compensation in 2017 with the assistance of Meridian Partners, LLC (Meridian). Meridian performed a robust review of Occidental's non-employee director compensation program, which included a detailed comparison of Occidental's non-employee director compensation program and practices against those of Occidental's peer companies (as defined on page 40) and against a broader comparator group of Fortune 250 companies based on market capitalization. Based on the market data presented by Meridian and the Governance Committee's analysis, the Governance Committee determined that the program was competitive and aligned with market practices and recommended to the Board that no changes be made to the program.

Recent Compensation Actions. Following the sudden and significant decline in global commodity prices in March 2020, the Board acted to reduce its own compensation, with immediate effect. The Board reduced all components of non-employee director compensation by 15% for the 2020-2021 term. For the 2019-2020 term, all remaining payments were also reduced by 15%.

Director Compensation Program

The non-employee directors receive a combination of cash, in the form of an annual retainer payable on a monthly basis, and stock-based compensation. Occidental does not provide option awards; non-equity incentive awards; or retirement plans for non-employee directors. The independent Chairman of the Board, the independent Vice Chairman of the Board and the Committee chairs receive additional compensation for their service due to the increased responsibilities that accompany these positions. Ms. Hollub does not receive any compensation for her service as a director.

The following table describes the components of the 2019 non-employee director compensation program:

Compensation Element	2019 Annual Amount
Annual Cash Retainer	$125,000 for non-employee directors $155,000 for Chairman of the Board
Annual Equity Award	$225,000 for non-employee directors $275,000 for Vice Chairman of the Board $335,000 for Chairman of the Board
Board or Committee Meeting Fees	None
Committee Chair Additional Annual Equity Award	$25,000 for each committee

Annual Equity Award

The Board believes that director and shareholder interests should be aligned over the long term. In furtherance of this objective, the majority of non-employee director compensation is equity-based compensation. Directors may elect to receive their annual equity award in shares of common stock or in deferred common stock units.

Common Stock Award. Pursuant to the terms of the award, the director receives shares of common stock that are fully vested at grant, but subject to transfer restrictions. 50% of the shares may not be sold or transferred until the third anniversary of the grant date, and the remaining 50% may not be sold or transferred until the date of the director's separation from service; provided, however, that all of the shares become transferable in the event of certain change in control events or the director's separation from service.

Deferred Common Stock Unit Award. Pursuant to the terms of the award, the director receives deferred stock units that are fully vested at grant, but subject to transfer restrictions. Each deferred stock unit is equivalent to one share of common stock and payable in shares of common stock upon the satisfaction of the deferral period. 50% of the deferred stock units are payable upon the third anniversary of the grant date, and the remaining 50% are payable on the date of the director's separation from service; provided, however, that all of the deferred stock units are payable in the event of certain change in control events or the director's separation from service.

All Other Compensation

Directors are eligible to participate in the Occidental Petroleum Corporation Matching Gift Program, which matches contributions made by employees and directors to educational institutions and organizations, as well as arts and cultural organizations. The limit for such matching contributions is $10,000. In 2019, the "All Other Compensation" amounts for certain non-employee directors included expenses related to spousal travel to attend an Occidental Board meeting and a tax gross-up related to spousal travel. Occidental reimburses non-employee directors for expenses related to their Board service, including hotel, airfare, ground transportation and meals.

Stock Ownership Guidelines

Non-employee directors are required to own a number of shares of common stock of Occidental having a value of not less than six times the annual cash retainer for non-employee directors within five years of election to the Board. As of March 5, 2020, each of our non-employee directors was in compliance with these guidelines.

Director Compensation Table

The table below summarizes the total compensation for each of the non-employee directors in 2019.

Compensation of Directors

Name	Fees Earned or Paid in Cash	Stock Awards[1]	All Other Compensation[2]	Total
Spencer Abraham	$125,000	$225,022	$ 2,500	$352,522
Howard I. Atkins[3]	$ 45,027	$ —	$35,241	$ 80,268
Eugene L. Batchelder	$155,000	$335,042	$44,699	$534,741
John E. Feick[3]	$ 45,027	$ —	$28,114	$ 73,141
Margaret M. Foran	$125,000	$250,049	$10,143	$385,192
Carlos M. Gutierrez	$125,000	$250,049	$18,546	$393,595
William R. Klesse	$125,000	$225,022	$35,255	$385,277
Jack B. Moore	$125,000	$275,021	$35,916	$435,937
Avedick B. Poladian	$125,000	$250,049	$54,160	$429,209
Robert M. Shearer	$ 62,500	$187,536	$ —	$250,036
Elisse B. Walter	$125,000	$250,049	$11,707	$386,756

[1] Equity awards are granted to each non-employee director on the first business day following the Annual Meeting. Prior to the grant date, directors are given the option to receive their annual equity awards as shares of common stock or as deferred stock units, as described above. In 2019, all non-employee directors elected to receive shares of common stock. The grant date fair value reported in the table is calculated by multiplying the number of shares of common stock or deferred stock units granted by a price per share of $54.17, the closing price of Occidental's common stock on the NYSE on May 13, 2019. These grants are made in whole shares, with fractional share amounts rounded up to the nearest whole share. For information regarding the total number of restricted shares and deferred stock units held by each director, see the Beneficial Ownership of Directors and Executive Officers table on page 68.

[2] None of the non-employee directors received any fees or payment for services other than as a director. Amounts shown are for matching charitable contributions, spousal travel costs and tax gross-ups related to spousal travel in connection with certain Board meetings. Matching charitable contributions pursuant to Occidental's Matching Gift Program were made in the following amounts: Secretary Abraham – $2,500; Ms. Foran – $10,000; Mr. Poladian – $10,000; and Ms. Walter – $10,000. Spousal travel costs in connection with certain Board meetings were incurred in the following amounts: Mr. Atkins - $20,736; Mr. Batchelder - $28,161; Mr. Feick – $14,619; Ms. Foran – $78; Secretary Gutierrez – $10,638; Mr. Klesse – $22,211; Mr. Moore – $22,627; Mr. Poladian $25,985; and Ms. Walter – $979; Tax gross-ups related to spousal travel were made in the following amounts: Mr. Atkins – $14,504; Mr. Batchelder – $16,539; Mr. Feick – $13,495; Ms. Foran – $65; Secretary Gutierrez – $7,908; Mr. Klesse – $13,044; Mr. Moore – $13,289; Mr. Poladian – $18,175; and Ms. Walter – $728.

[3] Messrs. Atkins and Feick retired from the Board effective as of the 2019 Annual Meeting of Shareholders.

SECURITY OWNERSHIP

Certain Beneficial Owners and Management

Based on a review of ownership reports filed with the SEC, the entities listed below were the only beneficial owners of greater than 5% of Occidental's outstanding voting securities as of April 3, 2020.

Beneficial Ownership of 5% Shareholders

Name and Address	Total Number of Shares Owned	Percent of Outstanding Common Stock	Sole Voting Shares	Shared Voting Shares	Sole Investment Shares	Shared Investment Shares
Dodge & Cox[1] 555 California Street, 40th Floor San Francisco, CA 94104	89,662,134	10.0	85,703,528	0	89,662,134	0
Carl C. Icahn and affiliated entities[2] c/o Icahn Associates Holding LLC 16690 Collins Avenue Sunny Isles Beach, FL 33160	88,627,271	9.9	0	88,627,271	0	88,627,271
The Vanguard Group, Inc.[3] 100 Vanguard Blvd. Malvern, PA 19355	73,551,528	8.23	1,320,371	244,364	72,088,067	1,463,461
BlackRock, Inc.[4] 55 East 52nd Street New York, NY 10055	58,767,928	6.6	51,077,019	0	58,767,928	0
State Street Corporation[5] One Lincoln Street Boston, MA 02111	45,419,507	5.08	0	41,017,110	0	45,365,555

[1] Pursuant to a Schedule 13G/A filed with the SEC on February 10, 2020.

[2] The number of shares is based solely on the Schedule 13D filed with the SEC on March 12, 2020 (as amended by the Schedule 13D/A filed with the SEC on March 25, 2020) by Carl C. Icahn on behalf of the Icahn Group. According to the filing, (i) High River Limited Partnership has sole voting power and sole dispositive power with regard to 17,725,454 shares, and each of Hopper Investments LLC, Barberry Corp. and Mr. Icahn has shared voting power and shared dispositive power with regard to such shares; (ii) Icahn Partners Master Fund LP has sole voting power and sole dispositive power with regard to 29,477,738 shares, and each of Icahn Offshore LP, Icahn Capital LP, IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Mr. Icahn has shared voting power and shared dispositive power with regard to such shares; and (iii) Icahn Partners LP has sole voting power and sole dispositive power with regard to 41,424,179 shares, and each of Icahn Onshore LP, Icahn Capital LP, IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Mr. Icahn has shared voting power and shared dispositive power with regard to such shares.

[3] Pursuant to a Schedule 13G/A filed with the SEC on February 12, 2020.

[4] Pursuant to a Schedule 13G/A filed with the SEC on February 5, 2020.

[5] Pursuant to a Schedule 13G filed with the SEC on February 14, 2020.

Security Ownership

The following table includes certain information regarding the beneficial ownership of Occidental common stock as of April 3, 2020, by each of Occidental's named executive officers, directors, and all executive officers and directors as a group. The address for each person is c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046.

Beneficial Ownership of Directors and Executive Officers

Name	Common Stock[1]	Restricted Stock[2]	Options Exercisable within 60 days	Total Shares Beneficially Owned	Percent of Outstanding Common Stock[3]
Spencer Abraham	49,342			49,342	
Marcia E. Backus	82,494	26,299	20,000	128,793	
Eugene L. Batchelder	50,248			50,248	
Oscar K. Brown[4]	96,491			96,491	
Cedric W. Burgher[4]	46,208			46,208	
Stephen I. Chazen	241,537	100,364		341,901	
Margaret M. Foran	52,678			52,678	
Andrew Gould	6,193			6,193	
Nicholas Graziano	2,485			2,485	
Carlos M. Gutierrez	49,973			49,973	
Vicki Hollub	234,862	18,425	85,000	338,287	
William R. Klesse	149,203			149,203	
Andrew N. Langham	2,485			2,485	
Edward A. Lowe	160,290	29,424	20,000	209,714	
Jack B. Moore	26,139			26,139	
Margarita Paláu-Hernández	2,485			2,485	
Avedick B. Poladian	60,676			60,676	
Robert M. Shearer	24,218			24,218	
Elisse B. Walter	24,842			24,842	
All executive officers and directors as a group (22 persons)	1,507,381	184,127	200,000	1,891,508	

[1] For executive officers, includes shares held through the Occidental Petroleum Corporation Savings Plan as of April 3, 2020. For non-employee directors, includes deferred stock units and/or common stock awards that are subject to restrictions on sale and transfer in the following amounts: Secretary Abraham – 14,963; Mr. Batchelder – 22,851; Mr. Chazen – 4,383; Ms. Foran – 21,124; Mr. Gould – 1,139; Mr. Graziano – 2,485; Secretary Gutierrez – 21,387; Mr. Klesse – 12,250; Mr. Langham – 2,485; Mr. Moore – 11,697; Ms. Paláu-Hernández – 2,485; Mr. Poladian – 21,481; Mr. Shearer – 3,718; and Ms. Walter – 15,891.

[2] Represents shares granted in 2013 and 2014 under the 2005 Long-Term Incentive Plan as Restricted Stock Incentive awards, which remain forfeitable until the certification of the achievement of the performance goal.

[3] Less than 1%.

[4] Mr. Brown's employment with Occidental ended in March 2020; Mr. Burgher transitioned to another role within Occidental on April 3, 2020 and ceased being an executive officer of Occidental as of such date.

Ratification of Selection of KPMG as Occidental's Independent Auditor

 The Board of Directors recommends that you vote **"FOR"** the ratification of the selection of KPMG as Occidental's independent auditor.

Audit Related Matters

Audit and Non-Audit Services Pre-Approval Policy and Procedures

The Audit Committee must give prior approval to any management request for any amount or type of service (audit, audit-related and tax services or, to the extent permitted by law, non-audit services) Occidental's independent auditor provides to Occidental. Additionally, the Audit Committee has delegated to the Audit Committee Chair full authority to approve any such request provided the Audit Committee Chair presents any approval so given to the Audit Committee at its next scheduled meeting. All audit and audit-related services rendered by KPMG LLP in 2019 were approved by the Audit Committee or the Audit Committee Chair before KPMG LLP was engaged for such services. No services of any kind were approved pursuant to the de minimis exception for non-audit services set forth in Rule 2-01 of Regulation S-X.

Audit and Other Fees

KPMG LLP was our independent auditor for the years ended December 31, 2019 and 2018. The aggregate fees billed for professional services rendered to Occidental by KPMG LLP for the years ended December 31, 2019 and 2018, were as follows (in millions):

Services Provided	2019	2018
Audit fees[1]	$15.6	$ 9.2
Audit-Related fees[2]	$ —	$ 2.0
Tax fees[3]	$ 0.3	$ —
All Other fees	$ —	$ —
Total	$15.9	$11.2

[1] Audit fees include fees necessary to perform the annual audit and quarterly reviews in accordance with generally accepted auditing standards, annual attestation on internal controls over financial reporting and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, other attestation services, employee benefit plan audits, consents and assistance with, and review of, documents filed with the SEC. The increase in Audit fees in 2019 was primarily related to the Acquisition.

[2] Audit-related fees in 2018 primarily related to asset dispositions and related accounting consultations.

[3] Tax fees in 2019 related to tax advisory services.

Ratification of Selection of Independent Auditor

The Audit Committee of the Board of Directors of Occidental has selected KPMG LLP as independent auditor to audit the consolidated financial statements of Occidental and its subsidiaries for the year ending December 31, 2020. KPMG LLP has audited Occidental's financial statements since 2002. A member of that firm is expected to be present at the Annual Meeting, will have an opportunity to make a statement, if so desired, and is expected to be available to respond to appropriate questions.

As a matter of good corporate governance, the Board of Directors of Occidental submits the selection of the independent auditor to our shareholders for ratification. A majority of the shares present in person or by proxy at the 2020 Annual Meeting and entitled to vote on this proposal must vote "FOR" the proposal to ratify the selection of auditor. Abstentions have the same effect as votes "AGAINST" the proposal. Your broker may vote your shares on the proposal if you do not give your broker voting instructions. If the shareholders do not ratify the selection of KPMG LLP, the Audit Committee will consider whether it is appropriate to select another independent auditor. Even if the shareholders ratify the selection of KPMG LLP, the Audit Committee may select a different independent auditor at any time during the year if it determines that this would be in the best interests of Occidental and our shareholders. If KPMG LLP should decline to act or otherwise become incapable of acting or if its employment is discontinued, the Audit Committee will select another independent auditor.

Report of the Audit Committee

The Audit Committee has reviewed and discussed Occidental's audited financial statements for the fiscal year ended December 31, 2019, including management's annual assessment of and report on Occidental's internal control over financial reporting, with management and KPMG LLP, Occidental's independent auditor. In addition, the Audit Committee has discussed with KPMG LLP the matters required to be discussed by the applicable standards of the PCAOB. The Audit Committee received from KPMG LLP written disclosures and the letter regarding its independence as required by the applicable requirements of the PCAOB. The Audit Committee has also considered whether the provision of non-audit services provided by KPMG LLP to Occidental is compatible with maintaining their independence and has discussed with KPMG LLP the firm's independence. Based upon the reports and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements be included in Occidental's Annual Report on Form 10-K for the year ended December 31, 2019, to be filed with the SEC.

Respectfully submitted,

THE AUDIT COMMITTEE

Avedick B. Poladian (Chair)
Margaret M. Foran
Andrew Gould
Nicholas Graziano
Carlos M. Gutierrez
Elisse B. Walter

Proposal 4

Approval of Occidental's Amended and Restated 2015 Long-Term Incentive Plan

 **The Board of Directors recommends that you vote "FOR" the approval of Occidental's Amended and Restated 2015 Long-Term Incentive Plan.**

Occidental shareholders previously approved the Occidental Petroleum Corporation 2015 Long-Term Incentive Plan (referred to for purposes of this Proposal 4 as the LTIP), under which key employees, directors, consultants and other persons who provide services to Occidental and its subsidiaries may be granted equity-based incentive awards. At the Annual Meeting, shareholders will be asked to approve an amendment and restatement of the LTIP (Amended LTIP), which was approved by the Board on February 13, 2020.

The proposed Amended LTIP would increase the number of shares of Occidental's common stock that may be issued under the LTIP by 48,000,000 shares. Occidental believes that this increase is advisable in order to ensure Occidental has an adequate number of shares available in connection with its compensation programs, particularly in light of Occidental's larger workforce following the Anadarko Acquisition.

The proposed Amended LTIP would also update the definition of "Change in Control" to reflect current market practice, as well as make certain administrative and technical updates, such as eliminating provisions relating to certain Treasury Regulations that are obsolete following the Tax Cuts and Jobs Act of 2017. The text of the Amended LTIP appears at the end of this Proxy Statement as Annex A. The following description of the Amended LTIP is a summary only and should be read in conjunction with the full text of the Amended LTIP.

Highlights

The Amended LTIP continues a number of shareholder-friendly provisions from the LTIP, highlighted below:

Highlights of Continued Shareholder-Friendly Provisions:

- No single-trigger vesting of awards upon a Change in Control
- No provision of any tax gross-ups
- Three-year minimum vesting period on awards (other than performance awards, cash awards or awards with respect to up to 10% of the authorized shares), with no portion vesting prior to one year from the grant date
- No recycling of shares that are withheld or tendered to pay the exercise price or purchase price of an award, or to satisfy any tax withholding obligation
- No recycling of shares that are covered by a stock option or stock appreciation right that is exercised
- No automatic grants are made to any individual
- No repricing of stock options or stock appreciation rights without shareholder approval
- No discounted options or stock appreciation rights may be granted (except with respect to conversion awards granted as a result of a merger, consolidation or acquisition as necessary to preserve the value of the award)

- Limits on the maximum number or amount of awards that may be granted to certain individuals during any calendar year
  - 1 million share limit with respect to share-based awards to any named executive officer in any calendar year
  - $15 million limit with respect to cash-based awards to any named executive officer in any calendar year
  - 2 million share limit with respect to options and stock appreciation rights granted to any participant in any calendar year
  - 50,000 share limit with respect to share-based awards granted to any nonemployee director in any calendar year
- Dividends or dividend equivalent rights on performance awards are subject to the same performance goals as the underlying award and will not be paid until the performance award has vested and become earned (except in the case of certain retention awards)
- Awards are subject to potential reduction, cancelation, forfeiture or other clawback under certain specified circumstances

Purpose and Background of the LTIP

The LTIP is intended to permit Occidental and its subsidiaries to attract and retain top-quality employees, directors, consultants and other service providers by providing these individuals with opportunities to acquire and maintain stock ownership or awards, the value of which is tied to Occidental's performance. The LTIP gives us the means to provide incentives to eligible individuals to create long-term growth and to reward performance achievement.

The Board originally adopted the LTIP on February 11, 2015, and the LTIP became effective on May 1, 2015 following shareholder approval at our 2015 Annual Meeting of Shareholders. The LTIP was amended effective on July 14, 2016 to allow withholding up to the maximum statutory withholding rate, in accordance with accounting rule changes. The LTIP was further amended effective as of May 7, 2018, upon shareholder approval at our 2018 Annual Meeting of Shareholders, to increase the number of shares of Occidental's common stock issuable under the LTIP.

On February 13, 2020, the Board adopted the Amended LTIP subject to shareholder approval. The proposed Amended LTIP would increase the number of shares of Occidental's common stock that may be issued under the LTIP by 48,000,000 shares, update the definition of Change in Control under the LTIP, and make administrative and technical updates, including eliminating provisions relating to certain Treasury Regulations that are now obsolete.

Requested Share Reserve

The Amended LTIP would add 48,000,000 shares to the reserve available for future grants. This increased share reserve would allow Occidental to continue to grant a variety of equity-based compensation alternatives in structuring compensation arrangements for our key employees, officers, directors, consultants and other service providers. Failure of our shareholders to approve the Amended LTIP would mean that we would have fewer shares that we can grant through long-term incentive awards to our personnel.

Under the existing share reserve, as of December 31, 2019, there were approximately 5,770,329 shares subject to outstanding equity awards under the LTIP assuming target performance for performance awards (7,461,302 shares would be subject to outstanding equity awards if performance awards were included based on maximum performance), and approximately 52,452,301 shares available for future grants under the LTIP assuming maximum performance for performance awards. Under the LTIP, full-value awards count against the share reserve using a 3:1 ratio. As a result of such ratio, only 17,484,100 full-value awards could currently be granted under the LTIP.

Dilution Calculation. The table below sets forth our potential dilution (or overhang) levels based on our shares outstanding and the new authorization of 48,000,000 shares to be available for future grants under the Amended LTIP. While we recognize the significant motivational and performance benefits that may be achieved from granting equity awards, we are also mindful of the potential dilutive effect of such awards and our responsibility to our shareholders. Our Board believes that the shares requested for purposes of the Amended LTIP represent a reasonable amount of potential equity dilution, which is consistent with the current level of dilution under the LTIP and would allow us to continue granting equity awards, which is an important component of our overall compensation program. The share information listed in the table below is as of December 31, 2019.

Dilution Calculation

	Share Allocation and Potential Dilution
New Share Request	48,000,000
Available Shares from the Plan	52,452,301[1]
Shares Subject to Outstanding Awards:	
Options and Other Appreciation Awards	530,167[2]
Full-Value Awards	5,240,162
Total Potential Equity Awards	106,222,630
Shares Outstanding	894,111,742
Potential Dilution as a Percentage of Shares Outstanding	5.37%
Potential Dilution on a Fully Diluted Basis	4.80%

[1] Under the LTIP, full-value awards count against the share reserve using a 3:1 ratio, described below. As a result of such ratio, only 17,484,100 full-value awards could currently be granted under the LTIP.

[2] For such options, as of December 31, 2019, the weighted average exercise price was $79.98 and weighted average remaining term was 2.21 years.

Burn Rate Calculation. The following table sets forth information regarding the "burn rate" for each of the last three fiscal years and the average burn rate over such period.

Burn Rate

	Fiscal Year Ended December 31			Three-Year Average
	2019	2018	2017	
Full-Value Performance Awards Earned and Paid in Shares & Full-Value Time-Based Awards Granted[1]	2,370,594	1,997,835	1,937,787	2,102,072
Options and Other Appreciation Awards Granted	0	0	0	0
Weighted Average Shares Outstanding[2]	781,100,000	761,700,000	765,100,000	769,300,000
Burn Rate[3]	0.76%	0.66%	0.63%	0.68%

[1] Represents, with respect to each fiscal year listed above, the number of restricted stock units granted in such fiscal year, as reported in Occidental's annual reports on Form 10-K (see Note 12 for 2017 and Note 13 for 2018 and 2019).

[2] Represents, with respect to each fiscal year listed above, the weighted average number of shares outstanding during the fiscal year, as reported in Occidental's annual reports on Form 10-K (see Note 11 for 2017, Note 12 for 2018 and Note 14 for 2019).

[3] Represents the quotient of (x) the number of total shares underlying equity awards granted in such fiscal year (with shares underlying full-value awards multiplied by 2.5 as recommended by Institutional Shareholder Services as of January 2020 for determining burn rates, to account for the higher grant date fair value of full-value awards as compared to options) and (y) the weighted average shares outstanding during such year.

Based on the burn rates set forth in the table above, Occidental's average burn rate for the 2017-2019 fiscal years was 0.68%, which is well below the benchmark for the S&P 500 energy sector (GICS 1010) of 2.00%.

The requested share reserve was determined in part based on our average burn rate over the last three years, in order to give Occidental flexibility to make equity-based and other awards over the next few years in amounts determined appropriate by the Compensation Committee of the Board. If the stock price of Occidental's common stock continues to fluctuate as it has been in our current macroeconomic climate, or if we experience other unforeseen circumstances such as increased competition for hiring key talent, the expected time horizon for the duration of the amended share reserve may change and we may need to adjust our equity grant practices accordingly.

Summary of the Amended LTIP

Awards. Consistent with the existing LTIP, the Amended LTIP would provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock, dividend equivalents, other stock-based awards, cash awards and performance awards.

Administration. Consistent with the existing LTIP, the Amended LTIP would be administered by the Compensation Committee, except to the extent the Board elects to administer the Amended LTIP. The Board administers all grants to nonemployee directors and sets the terms of such grants.

Subject to the terms of the Amended LTIP and applicable law, the Compensation Committee has the authority to:

- determine the eligible individuals to receive awards and the times at which awards are granted;
- determine the type or types of awards to be granted to any eligible individual and the amount of cash and/or number of shares subject to each award;
- determine the terms and conditions of any award;
- modify, waive or adjust any term or condition of an award;
- interpret and administer the Amended LTIP and any award agreement or other instrument relating to an award made under the Amended LTIP;
- establish, amend, suspend or waive such rules and regulations as it deems appropriate for the proper administration of the Amended LTIP;
- make any other determination or take any other action necessary or desirable for the administration of the Amended LTIP; and
- reconcile any inconsistencies in the Amended LTIP, any award or any award agreement.

The Compensation Committee may delegate its authority to a subcommittee of the Board. The Compensation Committee may also delegate to an officer, who is also a member of the Board, the authority to grant awards to new employees who are not executive officers under Section 16 of the Securities Exchange Act of 1934. In addition, the Compensation Committee may delegate ministerial functions to officers, employees or third parties.

Duration. If approved by shareholders, the Amended LTIP would be effective as of the date of such approval, which would be May 29, 2020 (Amendment Effective Date). The Amended LTIP would terminate on May 29, 2030, the tenth anniversary of the Amendment Effective Date, unless earlier terminated by our Board. Although no further awards may be granted under the Amended LTIP after May 29, 2030, the Amended LTIP would remain in effect until all awards granted under the Amended LTIP have been satisfied or have expired.

Eligible Individuals. All officers and employees of Occidental and its subsidiaries and other persons who provide services to Occidental and its subsidiaries, including members of the Board and consultants, would be eligible to receive awards under the Amended LTIP. Eligible individuals who are designated by the Compensation Committee to receive an award under the Amended LTIP are referred to as "participants." As of March 26, 2020, there were 31 officers (including nine executive officers), approximately 14,000 other employees, 14 non-employee directors and zero consultants who would be eligible to participate in the Amended LTIP.

Available Shares. The existing LTIP provides for a share reserve of 80,000,000 shares of common stock, plus any shares subject to outstanding awards under the Occidental Petroleum Corporation 2005 Long-Term Incentive Plan (2005 LTIP) that may become available for issuance because they are forfeited, canceled, terminated, expire unexercised or are settled in cash (the 2005 LTIP Added-Back Shares). The Amended LTIP would increase the number of shares of common stock available for awards under the LTIP by 48,000,000 shares. Accordingly, the total number of shares of common stock available for issuance in connection with awards under the Amended LTIP would not exceed 128,000,000 shares (the Amended Reserved Shares), plus the 2005 LTIP Added-Back Shares. Together, the Amended Reserved Shares and the 2005 LTIP Added-Back Shares represent the maximum number of shares that may be issued under the Amended LTIP. All of the Amended Reserved Shares are available to be issued pursuant to incentive stock options. The foregoing limits would be subject to the adjustment provisions contained in the Amended LTIP, as described below in "*Changes in Capitalization.*"

Any shares of common stock issued in connection with awards other than options and stock appreciation rights would be counted against the limits described in the preceding paragraph as three shares for every one share issued in connection with such award. If an award may be settled only in cash, the award need not be counted against the share limits of the Amended LTIP. If an award expires or is canceled, forfeited, settled in cash or otherwise terminated, the shares of common stock subject to such award would again be available for grant under the Amended LTIP. However, the following would not be available for future awards under the Amended LTIP:

- shares withheld or otherwise tendered in payment of any exercise price, purchase price or taxes related to an award;
- shares subject to an option or stock appreciation right that was exercised; and
- shares repurchased on the open market with the proceeds of an option's exercise price.

Common stock issued under the Amended LTIP may come from authorized but unissued shares of common stock, from treasury stock held by Occidental or from previously issued shares of common stock reacquired by Occidental, including shares purchased on the open market.

Individual Award Limits. The Amended LTIP would continue the following limits on the maximum number or amount of awards that may be granted to certain individuals during any calendar year:

- 1 million share limit with respect to share-based awards to any named executive officer in any calendar year
- $15 million limit with respect to cash-based awards to any named executive officer in any calendar year
- 2 million share limit with respect to options and stock appreciation rights granted to any participant in any calendar year
- 50,000 share limit with respect to share-based awards granted to any nonemployee director in any calendar year

Consistent with the existing LTIP, these share limits would be subject to the adjustment provisions described below in "*Changes in Capitalization*," but would not be subject to the share counting rules that apply to the overall share pool.

Section 162(m) Awards. The Tax Cuts and Jobs Act of 2017 eliminated the performance-based compensation exception under Section 162(m) of the U.S. tax code, and so the Amended LTIP removes certain provisions that were designed to allow Occidental to provide performance-based compensation that complied with the now obsolete tax rules. Notwithstanding these changes, the Amended LTIP has retained features that were originally incorporated into the LTIP in order to comply with Section 162(m) of the U.S. tax code, but that are now recognized by our shareholders as best practices, such as the use of individual award limits and the application of objective criteria for performance-based awards.

Types of Awards

The following types of awards may be granted on the terms and conditions set forth in the Amended LTIP:

Stock Options. The Compensation Committee may grant stock options to purchase one or more shares of Occidental common stock. Stock options granted under the Amended LTIP may be either incentive stock options governed by Section 422 of the U.S. tax code or stock options that are not intended to meet these requirements (called nonstatutory options). The Compensation Committee will determine the terms and conditions of any stock option. The exercise price of any stock option will not be less than 100% of the fair market value of Occidental's common stock on the date of the grant (except with respect to conversion awards granted as the result of a merger, consolidation or acquisition as necessary to preserve the value of the award), and in the case of an incentive stock option granted to an eligible employee who owns more than 10% of Occidental's common stock, the exercise price will not be less than 110% of the fair market value of Occidental's common stock on the date of grant. The term for a stock option may not exceed 10 years. The Compensation Committee will determine the methods and form of payment for the exercise price of a stock option (including, in the discretion of the Compensation Committee, payment in cash, shares of common stock valued on the date of exercise, other awards or other property) and the methods and forms in which common stock will be delivered to a participant.

Stock Appreciation Rights. The Compensation Committee may grant stock appreciation rights (SARs) independent of or in connection with a stock option. The exercise price per share of a SAR will be an amount determined by the Compensation Committee. However, a SAR must generally have an exercise price not less than 100% of the fair market value of Occidental's common stock on the date the SAR is granted (except with respect to conversion awards granted as the result of a merger, consolidation or acquisition as necessary to preserve the value of the award). Generally, each SAR will entitle a participant upon exercise to an amount equal to (i) the excess of (a) the fair market value of one share of common stock on the exercise date over (b) the exercise price, times (ii) the number of shares of common stock covered by the SAR. The Compensation Committee will determine the terms and conditions of any SAR, including the number of shares to which the SAR relates and the vesting conditions. Payment may be made in common stock or in cash, or partly in common stock and partly in cash, as determined by the Compensation Committee. The term of a SAR may not exceed 10 years.

Restricted Stock. The Compensation Committee may grant restricted stock, which are shares of Occidental common stock that are subject to transfer limitations, a risk of forfeiture and other restrictions imposed by the Compensation Committee in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the Compensation Committee. During the restricted period, the holder will have rights as a shareholder, including the right to vote the common stock subject to the award and to receive cash dividends thereon (which may, if required by the Compensation Committee, be held by Occidental during the restricted period subject to the same vesting terms that apply to the underlying restricted stock award). Unless otherwise determined by the Compensation Committee, common stock distributed to a holder of restricted stock in connection with a stock split or stock dividend, and other property (other than cash) distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the underlying restricted stock award with respect to which such common stock or other property has been distributed.

Restricted Stock Units. The Compensation Committee may grant restricted stock units (RSUs), which are rights to receive shares of Occidental common stock, cash or a combination thereof at the end of a specified period. The Compensation Committee may subject RSUs to restrictions (which may include a risk of forfeiture) and such restrictions may lapse at such times determined by the Compensation Committee. RSUs may be satisfied by delivery of shares of common stock, cash or any combination thereof as determined by the Compensation Committee at the date of grant or thereafter.

Bonus Stock. The Compensation Committee may grant bonus stock awards to eligible individuals. Each bonus stock award will constitute a transfer of unrestricted shares of Occidental common stock on terms and conditions determined by the Compensation Committee.

Dividend Equivalents. The Compensation Committee may grant dividend equivalents to eligible individuals, entitling the participant to receive cash, common stock, other awards or other property equal in value to dividends paid with respect to a specified number of shares of common stock, or other periodic payments, as determined by the Compensation Committee. Dividend equivalents may be awarded on a freestanding basis or in connection with another award (other than options, SARs, restricted stock or bonus stock). The Compensation Committee may provide that dividend equivalents will be paid or distributed when accrued, deferred until a later payment date or deemed reinvested in additional common stock, awards or other investment vehicles. The Compensation Committee will specify any restrictions on transferability and risks of forfeiture imposed upon dividend equivalents. See *"Features of Awards – Dividends and Dividend Equivalent Payments on Performance Awards"* below for additional information.

Other Stock-Based Awards. The Compensation Committee may grant other stock-based awards denominated in, payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of Occidental common stock, subject to applicable legal limitations and the terms of the Amended LTIP. Such awards may be subject to such vesting and other terms as the Compensation Committee may establish.

Cash Awards. The Compensation Committee may grant cash awards on a free-standing basis or as an element of or a supplement to any other award permitted under the Amended LTIP. The Compensation Committee will determine the amount and other terms and conditions of such cash awards.

Performance Awards. The Compensation Committee may designate that an award granted under the Amended LTIP will constitute a "Performance Award." A Performance Award is any award the grant, vesting, exercise or settlement of which (or the timing or amount thereof) depends upon the achievement of one or more performance goals specified by the Compensation Committee. The performance goal may be measured over a period ranging from one to seven years. The Compensation Committee may exercise its discretion to reduce or increase the amounts payable under a Performance Award. The performance goals may be based on one or more business criteria for Occidental (whether on a consolidated basis, or for specified subsidiaries or business or geographical units of Occidental, or a combination thereof), such as: cash return on capital employed; total shareholder return; debt; discretionary cash flow; earnings per share; net income; or earnings before interest expense, taxes, depreciation and amortization.

Features of Awards

Dividends and Dividend Equivalent Payments on Performance Awards. Except with respect to certain Performance Awards that are designated by the Compensation Committee as retention awards, dividends and dividend equivalent rights with respect to any Performance Award will be subject to the same performance goals as the underlying Performance Award and will not be paid until the Performance Award has vested and been earned. No dividends or dividend equivalents are payable in respect of options or SARs.

Transferability of Awards. Awards generally may not be assigned, pledged, hedged, sold or otherwise transferred or encumbered, other than (a) by will or the laws of descent and distribution, (b) pursuant to a participant's written beneficiary form or (c) a qualified domestic relations order issued by a court of competent jurisdiction and approved by the Compensation Committee. An incentive stock option will not be transferable other than by will or the laws of descent and distribution. To the extent specifically provided by the Compensation Committee, a participant may transfer, without consideration, all or part of an award to one or more immediate family members or related family trusts or partnerships or similar entities, on terms established by the Compensation Committee. Any attempt to transfer an award in violation of the terms of the Amended LTIP or without proper notification to the Compensation Committee would be deemed void and unenforceable.

Minimum Vesting Requirements and Termination of Service. Awards granted under the Amended LTIP (other than Performance Awards and cash awards) generally will be subject to a minimum vesting or forfeiture restriction period of three years. Such vesting or lapse of forfeiture restrictions may occur all at the end of such period or on a *pro rata* basis as determined in the good faith discretion of the Compensation Committee. If such vesting or lapse of forfeiture restrictions occurs on a *pro rata* basis, no tranche may vest prior to one year from the date of grant of such award, except with respect to the 10% carve-out or upon certain events as described below. A vesting or forfeiture restriction period of less than three years may be approved for awards (other than Performance Awards and cash awards) with respect to up to 10% of the shares of common stock authorized for issuance under the Amended LTIP. Vesting or lapse of forfeiture restrictions may occur earlier upon the occurrence of certain specified events, such as the termination of a participant's service with Occidental and its subsidiaries, as set forth in the applicable award agreement.

No Repricing; No Reload Options. Other than in connection with a corporate transaction involving Occidental, without the approval of shareholders, the terms of outstanding awards may not be amended to reduce the exercise price of outstanding stock options or SARs or to cancel outstanding stock options or SARs in exchange for cash, other awards or stock options or SARs with an exercise price less than the exercise price of the original stock options or SARs. Reload options may not be granted under the Amended LTIP.

Changes in Capitalization. In the event of certain changes to Occidental's capitalization (such as a stock split, stock distribution, extraordinary cash dividend, reclassification or recapitalization), appropriate adjustments will be made by the Compensation Committee as to the number and price of shares subject to an award, the number of shares available for issuance under the Amended LTIP and the maximum individual limits applicable to share-based awards. In the event of other changes in Occidental common stock (such as by reason of a recapitalization, reorganization, merger, consolidation, combination or exchange) or a Change in Control (defined below), outstanding awards will be subject to adjustments by the Compensation Committee at its discretion, including: adjustments as to the number and price of shares subject to such awards; conversion of such awards into awards of any successor; cash settlement in exchange for cancelation of such awards; or cancelation with or without consideration.

Change in Control. For purposes of the Amended LTIP, a Change in Control is generally defined to mean any of the following events (with certain exceptions):

- shareholder approval of the dissolution or liquidation of Occidental;
- a merger, consolidation, or other reorganization of Occidental or a sale of all or substantially all of Occidental's business and/or assets to an unaffiliated entity, following which Occidental's shareholders hold 50% or less of the combined voting power of the surviving entity or its parent company;
- acquisition by any individual, entity or group of beneficial ownership of 30% or more of the voting power of Occidental; or
- a majority of the members of the Board are replaced by directors not approved by two-thirds of the existing Board (excluding any director whose initial assumption of office occurs as a result of an actual or threatened election contest).

Upon a Change in Control, vesting of an award will not accelerate earlier than (i) the original vesting date or (ii) the date on which the participant's employment or other service relationship is terminated by Occidental or its subsidiary without "cause" or by the participant for "good reason" (in each case, as defined in the Amended LTIP), provided such termination date occurs within 12 months following the Change in Control.

In addition, upon a Change in Control, the Compensation Committee would have the discretion, without the consent or approval of any holder, to take any of the following actions with respect to an outstanding award:

- cancel the outstanding award in exchange for a cash payment per share equal to:
  - in the case of an option or SAR, the excess, if any, of (x) the price per share offered in the Change in Control (as determined by the Compensation Committee in accordance with the Amended LTIP) over (y) the applicable exercise price (or no cash payment if the exercise price equals or exceeds the price per share offered in the Change in Control); or
  - in the case of any other award, the price per share offered in the Change in Control;

  provided, that the Compensation Committee may determine that such cash payment shall be made only for the vested or exercisable portion of the award (even if the entire award is canceled);

- provide for the assumption, substitution or continuation of the award by the successor company (or a parent or subsidiary of the successor company); or
- make any such other adjustments to the award as the Compensation Committee determines appropriate to reflect the Change in Control (or make no adjustment).

Tax Withholding. Occidental and its subsidiaries are generally authorized to withhold from an award, or any related payment, such amounts to cover withholding and other taxes due or potentially payable. If such tax obligations are satisfied through the withholding or surrendering of shares of common stock, the number of shares so withheld or surrendered cannot exceed the number of shares that have an aggregate fair market value equal to such tax obligations, determined based on the participant's maximum statutory withholding rate.

Amendment. The Board may amend, alter, suspend, discontinue or terminate the Amended LTIP at any time, subject to the approval of Occidental's shareholders if required by any Federal or state law or regulation or the rules of any stock exchange; provided that, without the consent of an affected participant, no such action by the Board may materially and adversely affect the rights of such participant under any previously granted and outstanding award. The Compensation Committee may waive any conditions or rights under the Amended LTIP, or amend, alter, suspend, discontinue or terminate any award previously granted and the applicable award agreement, except as otherwise provided in the Amended LTIP; provided that, without the consent of an affected participant, no such Compensation Committee action may materially and adversely affect the rights of a participant under such award.

Clawback Policy. Awards under the Amended LTIP are subject to compliance with Occidental's Code of Business Conduct and related policies. Violation of the Code of Business Conduct may result in reduction, cancelation, forfeiture or recoupment of awards as determined by the Compensation Committee. In addition, awards granted under the Amended LTIP will be subject to any written clawback policy that may be adopted by Occidental to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Certain Federal Income Tax Consequences

The following discussion is for general information only and is intended to summarize briefly the U.S. Federal income tax consequences of certain transactions contemplated under the Amended LTIP. This description is based on current laws in effect on March 24, 2020, which are subject to change (possibly retroactively). The tax treatment of participants in the Amended LTIP may vary depending on each participant's particular situation and may, therefore, be subject to special rules not discussed below. No attempt has been made to discuss any potential foreign, state or local tax consequences or any tax consequences related to the transfer of awards, which is generally prohibited by the Amended LTIP except in limited circumstances. Participants are advised to consult with a tax advisor concerning the specific tax consequences of participating in the Amended LTIP.

Tax Consequences to Participants under the Amended LTIP

Stock Options and Stock Appreciation Rights

Nonstatutory Stock Options and SARs. A participant will not recognize taxable income upon the grant of a stock option or a SAR. Upon the exercise of a nonstatutory option or a SAR, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of (i) the fair market value of the common stock received, over (ii) the exercise price of the award. Such excess will be subject to income tax withholding, as well as Social Security and Medicare taxes, if the participant is an employee.

When a participant sells the shares acquired upon exercise of an option or SAR, the participant generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale of shares and the participant's aggregate tax basis in the shares. The participant's aggregate tax basis with respect to a share acquired upon exercise of an option or SAR will equal the sum of the amount taxed as ordinary income upon receipt of the share and the exercise price. If the participant's holding period for the share exceeds one year, such gain or loss will constitute long-term capital gain or loss.

Subject to the discussion under "*Tax Consequences to Occidental*" below, Occidental will generally be entitled to a deduction for Federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by a participant under the foregoing rules.

Incentive Stock Options. A participant eligible to receive a stock option intended to qualify as an incentive stock option under Section 422 of the U.S. tax code will not recognize taxable income on the grant of an incentive stock option. Upon the exercise of an incentive stock option, a participant will not recognize taxable income, although the excess of the fair market value of the shares of common stock received upon exercise of the incentive stock option (ISO Stock) over the exercise price will increase the alternative minimum taxable income of the participant, which may cause such participant to incur alternative minimum tax. The payment of any alternative minimum tax attributable to the exercise of an incentive stock option would be allowed as a credit against the participant's regular tax liability in a later year to the extent the participant's regular tax liability is in excess of the alternative minimum tax for that year.

Upon the disposition of ISO Stock that has been held for the required holding period (generally, at least two years from the date of grant and one year from the date of exercise of the incentive stock option), a participant will generally recognize capital gain (or loss) equal to the excess (or shortfall) of the amount received in the disposition over the exercise price paid by the participant for the ISO Stock. However, if a participant disposes of ISO Stock that has not been held for the requisite holding period (a Disqualifying Disposition), the participant will recognize ordinary compensation income in the year of the Disqualifying Disposition in an amount equal to the amount by which the fair market value of the ISO Stock at the time of exercise of the incentive stock option (or, if less, the amount realized in the case of an arm's-length disposition to an unrelated party) exceeds the exercise price paid by the participant for such ISO Stock. A participant would also recognize capital gain to the extent the amount realized in the Disqualifying Disposition exceeds the fair market value of the ISO Stock on the exercise date. If the exercise price paid for the ISO Stock exceeds the amount realized (in the case of an arm's-length disposition to an unrelated party), such excess would ordinarily constitute a capital loss.

Occidental will generally not be entitled to any Federal income tax deduction upon the grant or exercise of an incentive stock option, unless a participant makes a Disqualifying Disposition of the ISO Stock. If a participant makes a Disqualifying Disposition, Occidental will then, subject to the discussion below under "*Tax Consequences to Occidental*," generally be entitled to a tax deduction that corresponds as to timing and amount with the compensation income recognized by a participant under the rules described in the preceding paragraph.

Using Shares to Pay Option Exercise Price. Under current rulings, if a participant transfers previously held shares of common stock (other than ISO Stock that has not been held for the requisite holding period) in satisfaction of part or all of the exercise price of a stock option, whether a nonstatutory option or an incentive stock option, no additional gain will be recognized on the transfer of such previously held shares in satisfaction of the nonstatutory option or incentive stock option exercise price (although a participant would still recognize ordinary compensation income upon exercise of a nonstatutory option in the manner described above). Moreover, that number of shares of common stock received upon exercise which equals the number of shares of previously held common stock surrendered in satisfaction of the nonstatutory option or incentive stock option exercise price will have a tax basis that equals the tax basis of the previously held shares of common stock surrendered in satisfaction of the exercise price of the nonstatutory option or incentive stock option. Any additional shares of common stock received upon exercise will have a tax basis that equals the amount of cash (if any) paid by the participant, plus the amount of compensation income recognized by the participant under the rules described above.

Other Awards: Cash Awards, Restricted Stock Units, Dividend Equivalents, Restricted Stock and Bonus Stock

Cash Awards. A participant will recognize ordinary compensation income upon receipt of cash pursuant to a cash award or, if earlier, at the time the cash is otherwise made available for the participant to draw upon. Such cash amount will be subject to income tax withholding, as well as Social Security and Medicare taxes, if the participant is an employee.

Restricted Stock Units and Dividend Equivalents. Individuals will not have taxable income at the time of grant of a restricted stock unit, but rather, will generally recognize ordinary compensation income (subject to income tax withholding) at the time the participant receives cash or shares of common stock in settlement of the restricted stock unit award, as applicable, in an amount equal to the cash or the fair market value of the common stock received. A participant who is an employee is generally subject to withholding of Social Security and Medicare taxes on the value of a restricted stock unit at the time that the participant's rights with respect to the restricted stock unit becomes vested.

Any dividend equivalents granted in respect of restricted stock units are treated as ordinary compensation income and will be subject to income tax when paid. If dividend equivalents are paid when the underlying restricted stock unit is settled, the dividend equivalents are subject to income tax when they are paid, along with the shares received in settlement. If dividend equivalents are paid on a current basis, they are subject to income tax at the time of the payment.

When a participant sells the shares received in settlement of restricted share units, the participant generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale of shares and the participant's aggregate tax basis in the shares. A participant's aggregate tax basis with respect to shares received in settlement of a restricted stock unit is the amount taxed as ordinary income upon receipt of the shares. If the participant's holding period for the shares exceeds one year, such gain or loss will constitute long-term capital gain or loss.

Restricted Stock and Bonus Stock. A recipient of restricted stock or bonus stock generally will be subject to tax at ordinary income tax rates on the fair market value of the common stock when it is received, reduced by any amount paid by the recipient; however, if the common stock is not transferable and is subject to a substantial risk of forfeiture when received, a participant will recognize ordinary compensation income in an amount equal to the fair market value of the common stock (minus any amount paid for the common stock) (i) when the common stock first becomes transferable and is no longer subject to a substantial risk of forfeiture, in cases where a participant does not make a valid election under Section 83(b) of the U.S. tax code, or (ii) when the award is received, in cases where a participant makes a valid election under Section 83(b) of the U.S. tax code. For a participant who is an employee, any ordinary compensation income recognized by the participant with respect to the restricted stock or bonus stock award will be subject to income tax withholding and withholding of Social Security and Medicare taxes.

If a Section 83(b) election is made and the shares are subsequently forfeited, the recipient will not be allowed to take a deduction for the value of the forfeited shares (but would recognize a capital loss for any amount paid for the shares).

If a Section 83(b) election has not been made, any dividends received with respect to restricted stock that is subject at that time to a risk of forfeiture or restrictions on transfer generally will be treated as compensation that is taxable as ordinary income to the recipient, and will be subject to income tax withholding and withholding of Social Security and Medicare taxes. If a Section 83(b) election has been made, or if the restricted stock is no longer subject to risk of forfeiture or restrictions on transfer, any dividends received will generally be treated as dividend income.

When a participant sells the shares held upon vesting of the restricted stock award, the participant generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale of the shares and the participant's tax basis in the shares (generally equal to the amount, if any, paid for the shares and any ordinary income recognized on the vesting date). If the participant's holding period for the shares (which begins on the vesting date if an 83(b) election has not been made, or on the date of grant if an 83(b) election has been made) exceeds one year, such gain or loss will constitute long-term capital gain or loss.

Employer Deduction. Subject to the discussion under *"Tax Consequences to Occidental"* below, Occidental will generally be entitled to a deduction for Federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by a participant under the foregoing rules.

Code Section 409A. Awards under the Amended LTIP are intended to be designed, granted and administered in a manner that is either exempt from the application of or complies with the requirements of Section 409A of the U.S. tax code in an effort to avoid the imposition of taxes and/or penalties, although no guarantees are made that awards will not be subject to taxes, interest and penalties under Section 409A. To the extent that Occidental determines that an award under the Amended LTIP fails to comply with Section 409A, such award may, to the extent possible, be modified to comply with such requirements.

Tax Consequences to Occidental

Reasonable Compensation. In order for the amounts described above to be deductible by Occidental (or a subsidiary), such amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses.

Code Section 162(m). In general, Section 162(m) of the U.S. tax code denies a publicly held corporation a deduction for U.S. Federal income tax purposes for compensation paid to any covered employee in excess of $1,000,000 per year. Under Section 162(m) of the U.S. tax code, as amended by the Tax Cuts and Jobs Act of 2017, the term "covered employee" generally means the chief executive officer, chief financial officer and each named executive officer whose compensation is required to be reported by reason of being among the three highest compensated officers for the relevant fiscal year. Prior to 2018, Section 162(m) of the U.S. tax code contained an exception that allowed a publicly held corporation a deduction in excess of the $1,000,000 limit so long as such compensation qualified as "performance-based compensation." The Tax Cuts and Jobs Act of 2017 eliminated such exception for "performance-based compensation" with respect to 2018 and future years. As a result, Occidental expects that, except to the extent that compensation is eligible for limited transitional relief applicable to binding contracts in effect on November 2, 2017, compensation over $1,000,000 per year paid to any named executive officer (and any person who was a named executive for any year, beginning with 2017) will be nondeductible under Section 162(m) of the U.S. tax code. The Compensation Committee retains authority to make payments or grant awards under the Amended LTIP that are not fully deductible if, in its sole discretion, such payments are necessary to achieve our compensation objectives and to protect shareholder interests.

Code Section 280G. The ability of Occidental (or the ability of one of its subsidiaries) to obtain a deduction for future payments under the Amended LTIP could also be limited by Section 280G of the U.S. tax code, which prevents the deductibility of certain excess parachute payments made in connection with a change in control of an employer-corporation.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECTS OF U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND OCCIDENTAL WITH RESPECT TO AWARDS UNDER THE AMENDED LTIP. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

New Plan Benefits

The future awards, if any, that will be made to eligible individuals under the Amended LTIP are subject to the discretion of the Compensation Committee, and thus we cannot currently determine the benefits or number of shares subject to awards that may be granted to participants in the future under the Amended LTIP. Therefore, a New Plan Benefits Table is not provided. For information regarding equity compensation plans approved and not approved by shareholders, please refer to the section below. As of the close of trading on March 24, 2020, the market value of one share was $10.72.

Securities Authorized for Issuance under Equity Compensation Plans

All of Occidental's stock-based compensation plans for its employees and non-employee directors have been approved by its shareholders. The following is a summary of the securities available for issuance under such plans as of December 31, 2019:

Securities Authorized for Issuance Under Equity Compensation Plans

	a) Number of securities to be issued upon exercise of outstanding options, warrants and rights[1],[2]	b) Weighted-average exercise price of outstanding options, warrants and rights[3]	c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a))[4][5]
Equity compensation plans approved by shareholders	7,450,436	$79.98	52,452,301
Equity compensation plans not approved by shareholders	—	—	—
Total	7,450,436		52,452,301

[1] Represents shares reserved to be issued pursuant to outstanding stock options, service-based restricted stock units, and performance-based restricted stock unit awards. Shares underlying performance-based restricted stock unit awards are included assuming maximum payout, but may be paid out at lesser amounts, or not at all, depending on the achievement of performance goals.

[2] In accordance with SEC rules, this table does not include 1,110,871 shares of Occidental common stock that are subject to outstanding awards granted under the Anadarko Petroleum Corporation 2012 Omnibus Incentive Compensation Plan, as amended and restated (the Anadarko LTIP). Such Anadarko awards were converted into restricted stock/cash and restricted stock/cash units of Occidental in connection with Occidental's acquisition of Anadarko on August 8, 2019. No further grants will be made under the Anadarko LTIP.

[3] Price applies only to the stock options included in column (a). Exercise price is not applicable to the other awards included in column (a).

[4] In determining the number of shares that are available for future awards, the LTIP requires each share covered by an award (other than stock appreciation rights and stock options) to be counted as if three shares were issued. Accordingly, the number of shares available for future awards may be less than the amount shown depending on the type of awards granted. Additionally, under the LTIP, the amount shown may increase, depending on the award type, by the number of shares currently unvested or forfeitable, or three times that number as applicable, that (a) fail to vest, (b) are forfeited, canceled, expired or terminated, or (c) correspond to the portion of any stock-based awards settled in cash.

[5] The number of securities reported in column (c) as available for future issuance does not include any of the additional shares that shareholders are being asked to approve pursuant to the Amended LTIP.

Proposal 5 ●

Approval of Issuance of Common Stock Underlying the Berkshire Hathaway Warrant

 The Board of Directors recommends that you vote **"FOR"** the Warrant Share Issuance Approval.

Overview of the Proposal

On August 8, 2019, pursuant to the Agreement and Plan of Merger, dated as of May 9, 2019 (the Merger Agreement), by and among Occidental, Baseball Merger Sub 1, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Occidental prior to the Merger (Merger Subsidiary) and Anadarko, Merger Subsidiary merged with and into Anadarko, with Anadarko continuing as the surviving entity and as an indirect, wholly-owned subsidiary of Occidental (the Acquisition).

In connection with the financing of the Acquisition, on April 30, 2019, Occidental and Berkshire Hathaway Inc. (Berkshire Hathaway) entered into a Share Purchase Agreement (the Share Purchase Agreement), pursuant to which Occidental agreed to sell to Berkshire Hathaway and Berkshire Hathaway agreed to purchase from Occidental for an aggregate purchase price of $10.0 billion (the Investment) (i) 100,000 shares (the Preferred Shares) of Occidental's Cumulative Perpetual Preferred Stock, Series A, par value $1.00 per share (the Preferred Stock), and (ii) a warrant (the Warrant and, together with the Preferred Shares, the Purchased Securities) to purchase 80,000,000 shares (the Warrant Shares) of Occidental common stock at an exercise price of $62.50 per Warrant Share, with the exercise of the Warrant subject to, among other approvals, the Warrant Share Issuance Approval (as defined below). On August 8, 2019, the Investment was completed, the proceeds were applied to fund part of the cash portion of the Merger Consideration and the Warrant and the Registration Rights Agreement required by the terms of the Share Purchase Agreement (the Registration Rights Agreement) were executed by the parties thereto. The Warrant Shares issuable upon full exercise of the Warrant constituted approximately 10.69% of the shares of common stock outstanding immediately prior to the completion of the Merger.

In the Share Purchase Agreement, Occidental agreed to use its reasonable best efforts to obtain, at the 2020 Annual Meeting (or any subsequent annual or special meeting of Occidental shareholders until such approval is obtained), (i) any shareholder approval that may be required under the listing rules of the NYSE (the Warrant Share Issuance Approval) and (ii) any shareholder approval that may be required to amend Occidental's Charter to provide for an increase in Occidental's authorized shares of common stock (the Authorized Common Stock Increase Approval, in each case if required to permit the issuance of the full amount of the Warrant Shares by Occidental upon exercise of the Warrant.

As described under "—*Required Shareholder Vote under NYSE Listed Company Manual*", Occidental may not issue more than approximately 1.76 million Warrant Shares, or approximately 0.24% of the shares of common stock outstanding immediately prior to the completion of the Merger, in connection with the exercise of the Warrant by Berkshire Hathaway without the prior approval of Occidental's shareholders.

Accordingly, in accordance with the requirements of the Share Purchase Agreement to obtain the Warrant Share Issuance Approval, the Board is seeking the approval of Proposal 5 to authorize the issuance of the full amount of Warrant Shares issuable upon exercise of the Warrant, including additional Warrant Shares that may become issuable from time to time by operation of the anti-dilution and other provisions of the Warrant. No Authorized Common Stock Increase Approval is required under the Share Purchase Agreement as of the date of this Proxy Statement, although as described under Proposal 6, Occidental is seeking to increase its authorized shares of common stock at the 2020 Annual Meeting to 1,500,000,000 shares.

A majority of the shares of common stock present in person or by proxy at the 2020 Annual Meeting and entitled to vote on this proposal must vote "FOR" this proposal to approve it. Your broker may not vote your shares on this proposal unless you give voting instructions. An abstention has the same effect as a vote "AGAINST" this proposal. Broker non-votes have no effect on the vote.

Board of Directors' Recommendation

On April 29, 2019, the Board unanimously approved the issuance of the Warrant Shares upon exercise of the Warrant, and determined that the issuance of Warrant Shares upon exercise of the Warrant was advisable and in the best interests of Occidental and its shareholders. The Board recommends that you vote "FOR" Proposal 5 for the following reasons:

- As described below under "—*Description of the Investment Agreements—Warrant—Consequences if Required Approvals are not Obtained*", if the Warrant Share Issuance Approval is not obtained, at any time from the 30th day following the 2020 Annual Meeting until the Warrant Share Issuance Approval is obtained, Berkshire Hathaway has the right under the Warrant to sell the Warrant to Occidental (in whole or in part) for an amount in cash equal to the option value of the Warrant (or any portion thereof that Berkshire Hathaway elects to sell), taking into account the intrinsic and time value thereof, based on certain specified assumptions (the Put Right). If the Warrant Share Issuance Approval is obtained, the Put Right will not be available to Berkshire Hathaway. The Board of Directors believes that the availability of the Put Right to Berkshire Hathaway would be disadvantageous to Occidental and its shareholders for the following reasons:

  - The exercise of the Put Right not only provides Berkshire Hathaway with the same economics that it would have if it were permitted to exercise the Warrant for Warrant Shares and immediately sell them in the open market, but also provides additional value to Berkshire Hathaway for the option value of the Warrant. Because the timing of the exercise of the Put Right is in Berkshire Hathaway's sole discretion, it could be incentivized to opportunistically exercise the Put Right at a time that maximizes the cash purchase price.

  - In order to fund the cash purchase price, Occidental could potentially be required to obtain third-party financing at a time when such third-party financing is not available to Occidental on advantageous terms, or at all. Funding the cash purchase price could also result in a diversion of cash resources from projects that management believes would create shareholder value or that would otherwise be returned to shareholders in the form of dividends or share repurchases.

- Even if Proposal 5 is not adopted at the 2020 Annual Meeting, the Share Purchase Agreement requires Occidental to use its reasonable best efforts to obtain the Warrant Share Issuance Approval at any subsequent annual or special meeting of Occidental shareholders until such approval is obtained, which would divert management attention and resources that would be better directed toward executing on Occidental's strategic plan and enhancing shareholder value.

Description of the Investment Agreements

The following section summarizes certain provisions of the Share Purchase Agreement, the Warrant and the Registration Rights Agreement. The Share Purchase Agreement, including forms of the Warrant and the Registration Rights Agreement, was filed as Exhibit 10.1 to Occidental's Current Report on Form 8-K filed with the SEC on May 3, 2019, and the summary of the Share Purchase Agreement, the Warrant and the Registration Rights Agreement below is qualified in its entirety by reference to the Share Purchase Agreement or the applicable form. The rights and obligations of Occidental and Berkshire Hathaway are governed by the express terms and conditions of these agreements and not by this summary or any other information contained in this Proxy Statement.

You are urged to read each of the Share Purchase Agreement and the forms of the Warrant and the Registration Rights Agreement carefully and in its entirety as well as this Proxy Statement before making any decisions about the approval of Proposal 5. None of the Share Purchase Agreement, the Warrant or the Registration Rights Agreement grants Berkshire Hathaway any preemptive rights.

Warrant

Pursuant to the Share Purchase Agreement, on August 8, 2019, Occidental issued Berkshire Hathaway the Warrant to acquire up to 80,000,000 shares of common stock at an exercise price of $62.50 per share. The number of Warrant Shares issuable upon the exercise of the Warrant and the exercise price of the Warrant are both subject to certain anti-dilution and other adjustments which are described in greater detail below under "Adjustments to the Number of Warrant Shares and the Exercise Price." As used in this section, the term "Berkshire Hathaway" includes its permitted assigns under the Warrant.

Conditions to Exercise. Exercise of the Warrant, in whole or in part, by Berkshire Hathaway is subject to the receipt of the Warrant Share Issuance Approval (if required for the issuance of Warrant Shares by Occidental upon exercise of the Warrant), the Authorized Common Stock Increase Approval (if required for the issuance of Warrant Shares by Occidental upon exercise of the Warrant) and all applicable Regulatory

Approvals (as defined below). Notwithstanding the Regulatory Approvals condition, the Warrant may be exercised without any filing or notification under the HSR Act (as defined below) so long as Berkshire Hathaway certifies to Occidental that an applicable exemption under the HSR Act applies to the acquisition of Warrant Shares upon such exercise.

"Regulatory Approvals" means, with respect to Berkshire Hathaway, to the extent applicable and required to permit it to exercise the Warrant for common stock and to own such shares without it (or any of its affiliates) being in violation of applicable law, rule or regulation, the receipt of any necessary approvals and authorizations of, filings and registrations with, notifications to, or expiration or termination of any applicable waiting period under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any successor statute, and the rules and regulations promulgated thereunder (the HSR Act).

Exercise Period. The Warrant is exercisable at Berkshire Hathaway's option, in whole or in part, until the first anniversary of the date on which no Preferred Shares remain outstanding, subject to the prior satisfaction of the conditions to exercise described above under "—Conditions to Exercise".

While the Preferred Stock has no maturity date, Occidental may redeem the Preferred Shares at any time on or after August 8, 2029 at the redemption price specified in the certificate of designations governing the Preferred Stock, and will be required to repurchase the Preferred Shares under certain limited additional circumstances specified therein.

Manner of Exercise. The Warrant may be exercised by (a) tendering in cash, by certified or cashier's check payable to the order of Occidental, or by wire transfer of immediately available funds to an account designated by Occidental and/or (b) the surrender to Occidental of shares of the Preferred Stock, valued for purposes of payment of the exercise price of the Warrant, as may be adjusted, at the per share sum of (x) $100,000 per share of Preferred Stock and (y) the amount of any accrued and unpaid dividends on each of such surrendered shares of Preferred Stock (including all past due dividends) with such accrual computed from the last dividend payment date through the applicable exercise date of the Warrant.

Consequences if Required Approvals are not Obtained

If the Warrant Share Issuance Approval and/or the Authorized Common Stock Increase Approval are required for the issuance of Warrant Shares by Occidental upon exercise of the Warrant, at any time from the 30th day after the 2020 Annual Meeting until such approvals are obtained, Berkshire Hathaway will not be permitted to exercise the Warrant but will have the benefit of the Put Right, pursuant to which it may sell the Warrant to Occidental (in whole or in part) for an amount in cash equal to the option value of the Warrant (or portion thereof that Berkshire Hathaway elects to sell), taking into account (i) the intrinsic value thereof, calculated as the product of (x) the number of shares of common stock underlying the Warrant (or portion thereof) and (y) the market price of Occidental's common stock minus the exercise price and (ii) the time value thereof, assuming (solely for purposes of this calculation) that the expiration date of such warrant is the tenth anniversary of its issue date, and assuming that (a) the Warrant is freely transferable and (b) no discount is applied based on the number of Warrant Shares issuable upon exercise of the Warrant or the market capacity for the Warrant Shares.

The Board of Directors will determine the option value of the Put Right as of such date of determination, acting in good faith. If Berkshire Hathaway objects to the Board of Directors' calculation of such option value within 10 days of receipt of written notice thereof and Berkshire Hathaway and Occidental are unable to agree on such option value during the 10-day period following the delivery of Berkshire Hathaway's objection, the appraisal procedure set forth in the Warrant may be invoked by either party to determine such option value as of such date of determination by delivering written notification thereof not later than the 30th day after delivery of Berkshire Hathaway's objection. The costs of such appraisal proceeding will be borne equally by Occidental and Berkshire Hathaway.

Under the appraisal procedure, if the appraisers selected by Occidental and Berkshire Hathaway are unable to agree upon the amount in question, an independent third-party appraiser will be appointed and the three appraisers will determine the amount in question in accordance with the procedure specified in the Warrant. The determination of the appraisers will be binding on Occidental and Berkshire Hathaway.

Failure to adopt Proposal 5 would result in Berkshire Hathaway having the benefit of the Put Right from and after the 30th day after the 2020 Annual Meeting until the Warrant Share Issuance Approval is obtained.

If any applicable Regulatory Approval is required and not obtained within 180 days after the filing of the applicable premerger notification and report forms by Berkshire Hathaway for any reason other than the failure of Berkshire Hathaway to use its commercially reasonable efforts to obtain such approval, Berkshire Hathaway will be permitted to sell the Warrant (in whole or in part) to Occidental for a cash purchase price per Warrant Share underlying the portion of the Warrant being sold equal to (x) the market price of Occidental's common stock minus (y) the exercise price, in each case as of the date Berkshire Hathaway delivers to Occidental notice of its election to sell the Warrant (or the applicable portion of the Warrant).

Adjustments to the Number of Warrant Shares and the Exercise Price

Anti-dilution Adjustments. Subject to certain exceptions, the number of Warrant Shares issuable upon exercise of the Warrant and the exercise price of the Warrant are subject to customary anti-dilution adjustment in the following circumstances:

- *Stock Splits, Subdivisions, Reclassifications or Combinations*. If Occidental makes a dividend or distribution in shares of its common stock or combines, subdivides or reclassifies the shares of its common stock into a greater or lesser number of shares.

- *Below-Market Issuances of Shares of Common Stock or Convertible Securities*. If Occidental issues shares of its common stock or other securities or rights exercisable or convertible into or exchangeable for shares of its common stock, without consideration or at a consideration per share (or having a conversion price per share) that is less than 95% of the market price of Occidental's common stock on the last trading day preceding the date of the agreement for pricing of such shares (or such convertible securities).

- *Other Distributions*. If Occidental makes a distribution on its common stock (other than Occidental's regular quarterly cash dividend, consistent with Occidental's then-current dividend policy) of securities, evidences of indebtedness, assets, cash, rights or warrants.

- *Repurchases*. If Occidental repurchases shares of its common stock for a purchase price greater than the market price thereof (determined in accordance with the Warrant) pursuant to a tender offer or exchange offer.

Business Combinations. In the event of a business combination or reclassification that requires the approval of Occidental's shareholders, Berkshire Hathaway's right to acquire Warrant Shares upon exercise of the Warrant will be converted into the right to acquire the consideration that it would have been entitled to receive if Berkshire Hathaway had exercised the Warrant and held the corresponding Warrant Shares immediately prior to such business combination or reclassification.

The adjustment provisions are subject to minimum adjustment thresholds set forth in the Warrant. Occidental will give Berkshire Hathaway notice of certain actions that would result in adjustments under the Warrant. Failure to give such notice, or any defect therein, will not affect the legality or validity of any such action.

Listing

The Warrant is not listed on the NYSE or any other national securities exchange or over-the-counter market. The Warrant Shares have been approved for listing on the NYSE upon issuance.

Share Purchase Agreement

Certain of the provisions of the Share Purchase Agreement are summarized below. The Share Purchase Agreement also includes certain other representations and warranties, covenants and agreements of each of Occidental and Berkshire Hathaway.

Efforts to Obtain Regulatory Approvals. Each of Occidental and Berkshire Hathaway agreed to use its commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable under applicable laws, to give effect to the transactions contemplated by the agreements between Occidental and Berkshire Hathaway. In particular, the Share Purchase Agreement obligates Occidental, at the request of Berkshire Hathaway, to make or cause to be made all filings required from Occidental or its respective subsidiaries or affiliates under the HSR Act to permit Berkshire Hathaway to acquire all of the Warrant Shares and to use Occidental's commercially reasonable efforts to cooperate with Berkshire Hathaway in connection with HSR Act filings and otherwise with respect to the obtaining of any Regulatory Approvals.

Efforts to Obtain Shareholder Approval; Authorized Shares. Occidental agreed to use its reasonable best efforts to obtain at the 2020 Annual Meeting (or any subsequent annual or special meeting of Occidental shareholders until such approval is obtained) (i) the Warrant Share Issuance Approval and (ii) the Authorized Common Stock Increase Approval, in each case if required to permit the issuance of the full amount of the Warrant Shares by Occidental upon exercise of the Warrant.

Until the date on which the Warrant has been fully exercised, Occidental must at all times have reserved for issuance, free of preemptive or similar rights, a sufficient number of shares of authorized and unissued Warrant Shares to effectuate the exercise of the Warrant.

Additional Covenants of Berkshire Hathaway. Other than the information rights described below, Berkshire Hathaway does not have governance rights (including board representation or observer rights) under the Share Purchase Agreement, the certificate of designations governing the Preferred Stock, the Warrant or the Registration Rights Agreement and is not subject to standstill or voting agreements with respect to any class of Occidental capital stock. Accordingly, subject to applicable law and the transfer restrictions described under "—Transfer Restrictions" below, Berkshire Hathaway is not restricted from (i) continuing to accumulate shares of common stock or entering into agreements or otherwise acting in concert with other Occidental shareholders with respect to accumulations of common stock or (ii) voting against proposals recommended by the Board of Directors at annual or special meetings of Occidental's shareholders.

Transfer Restrictions. Subject to certain limited exceptions, the Preferred Stock and the Warrant are not transferrable for five years, and the Warrant Shares may be transferred at any time but only in transactions that, to the knowledge of the transferor, do not involve the transfer to any single purchaser or group of related purchasers of more than 3.5% of the outstanding common stock when aggregated with the common stock already owned by such purchaser or group of related purchasers. On or after the fifth anniversary of the Investment, the Preferred Stock and the Warrant are transferable, subject to certain conditions specified in the Share Purchase Agreement, including that the amount transferred to the transferee is at least equal to the lesser of (x) an amount of Preferred Shares having an aggregate liquidation value of at least $1.0 billion for the initial transfer by Berkshire Hathaway (or $500.0 million for any subsequent transfers) or (y) an amount of the Purchased Securities equal to all of the Purchased Securities then owned by Berkshire Hathaway (or held by the subsequent transferor, as applicable).

Information Rights. At the request of Berkshire Hathaway, from time to time upon reasonable notice, and subject in the case of non-public information, to the receipt by Occidental of reasonable confidentiality undertakings from Berkshire Hathaway, Occidental will make the Chief Financial Officer of Occidental available to meet with Berkshire Hathaway for the purpose of discussing with Berkshire Hathaway the financial condition, business and results of operations of Occidental. This right is non-transferable and terminates on the date that Berkshire Hathaway and its Permitted Transferees no longer collectively hold Preferred Shares with an aggregate liquidation value of at least $1.0 billion.

Termination of the Share Purchase Agreement. The Share Purchase Agreement may only be terminated by the mutual written consent of Occidental and Berkshire Hathaway.

Registration Rights Agreement

Occidental has granted Berkshire Hathaway certain registration rights pursuant to the Registration Rights Agreement with respect to the Warrant Shares and certain other stock or securities that Berkshire Hathaway may be entitled to receive pursuant to its ownership of the Warrant Shares (the Registrable Shares), which may require Occidental to register the Warrant Shares and such securities under the Securities Act at the request of Berkshire Hathaway under specified circumstances. Such registration rights include demand registration, piggyback registration and S-3 shelf registration and are exercisable (i) until there are no Registrable Shares held by Berkshire Hathaway (and its Permitted Transferees) and (ii) for demand registration and S-3 shelf registration, only if the number of Registrable Shares to be sold in the offering would reasonably be expected to yield gross proceeds to Berkshire Hathaway of at least $1.0 billion.

Required Shareholder Vote under NYSE Listed Company Manual

Because Occidental's common stock is listed on the NYSE, Occidental is subject to the NYSE's rules and regulations. Section 312.03 of the NYSE Listed Company Manual requires shareholder approval prior to the issuance of common stock, or securities convertible into or exercisable for common stock, in any transaction or series of related transactions, subject to certain exceptions, if (i) the common stock to be issued has (or will have upon issuance) voting power equal to or greater than 20% of the company's outstanding voting power, or (ii) the number of shares of common stock to be issued is (or will be upon issuance) equal to or greater than 20% of the company's outstanding common stock, in each case determined before such issuance.

In connection with the consummation of the Merger, Occidental issued approximately 146,131,232 shares of common stock (the Merger Shares) to former holders of Anadarko common stock, exclusive of approximately 1,774,192 shares (Equity-Based Award Shares) issued at the effective time of the Merger or reserved for issuance to satisfy outstanding Anadarko equity-based awards, which totaled approximately 19.76% of the shares of common stock outstanding immediately prior to the completion of the Merger. The issuance of the Warrant Shares upon exercise of the Warrant and the issuance of the Merger Shares and the Equity-Based Award Shares (if and when issued) in connection with the Merger constitute a series of related transactions for purposes of Section 312.03 of the NYSE Listed Company Manual. Accordingly, Occidental may not issue more than approximately 1.76 million Warrant Shares, or approximately 0.24% of the shares of common stock outstanding immediately prior to the completion of the Merger, in connection with the exercise of the Warrant by Berkshire Hathaway without the prior approval of Occidental's shareholders because otherwise the Warrant Shares, when taken together with the Merger Shares and the Equity-Based Award Shares, would exceed 20% of the shares of common stock outstanding immediately prior to the Merger.

To comply with Section 312.03 of the NYSE Listed Company Manual and the requirements of the Share Purchase Agreement and the Warrant, Occidental is seeking the Warrant Share Issuance Approval to authorize the issuance of the full amount of Warrant Shares issuable upon exercise of the Warrant, including additional Warrant Shares that may become issuable from time to time by operation of the anti-dilution and other provisions of the Warrant. If shareholder approval is not obtained, Occidental will still be permitted to issue up to approximately 1.76 million Warrant Shares upon exercise of the Warrant and Berkshire Hathaway will have the benefit of the Put Right commencing on the 30th day following the 2020 Annual Meeting. Additional consequences of the failure to obtain shareholder approval are described under "— *Board of Directors' Recommendation*" beginning on page 84.

Proposal 6

Approval of Increase in Authorized Shares of Common Stock

 The Board of Directors recommends that you vote **"FOR"** the approval of the Authorized Common Stock Amendment

The Board believes that the proposed increase to the authorized number of shares of common stock will enable the continued success and growth of Occidental. Occidental is currently authorized to issue 1,100,000,000 shares of common stock and 50,000,000 shares of preferred stock. The proposed amendment (the Authorized Common Stock Amendment) will amend the Charter to increase the number of authorized shares of common stock from 1,100,000,000 shares to 1,500,000,000 shares. The Authorized Common Stock Amendment would not affect the authorized number of shares of preferred stock, which would remain at 50,000,000.

As of April 3, 2020, there were 900,018,184 authorized shares of common stock issued and outstanding (excluding treasury shares), and 85,810,066 shares reserved for issuance for various purposes including employee benefit plans, director and employee incentive awards as well as for dividend reinvestment, and an additional 80,000,000 shares subject to issuance upon exercise of the Warrant. As of April 3, 2020, the number of authorized shares of common stock that were not reserved for any specific use and available for issuance was 34,171,750. In addition, on April 15, 2020, Occidental paid the quarterly dividend on the Preferred Stock in the form of shares of common stock. Pursuant to the methodology set forth in the certificate of designations governing the Preferred Stock, an aggregate of 17,274,130 shares of common stock were issued to the holders of record of the Preferred Stock as of March 31, 2020. If the Authorized Common Stock Amendment is approved, taking into account the number of shares reserved for issuance, the Board will have the authority to issue approximately 400 million additional shares of common stock without further shareholder approval, except as may be required for a particular transaction by applicable law or regulation or by the NYSE Listed Company Manual or any other securities exchange on which Occidental's securities may then be listed.

The additional shares of common stock may be used for such corporate purposes as may be determined by the Board from time to time to be necessary or desirable. These purposes may include: (i) raising capital through the sale of common stock or other securities convertible into or exchangeable or exercisable for common stock, (ii) effecting a stock split or issuing a stock dividend, (iii) acquiring other businesses or assets in exchange for common stock or other securities convertible into or exchangeable or exercisable for common stock, (iv) attracting and retaining employees by the issuance of additional securities under Occidental's various equity compensation plans and agreements, (v) issuance of common stock to Berkshire Hathaway upon its exercise of the Warrant or as a stock dividend under the Preferred Stock and (vi) other corporate purposes.

The Board believes that the authorized number of shares of common stock should be increased to provide the Board with the ability to issue additional shares of common stock for the corporate purposes described above without potentially having to incur the delay and expense incident to holding a special meeting of shareholders to approve an increase in the authorized shares of common stock at such time. The approval by our shareholders of Proposal 5 is not a condition to the approval of this proposal (or vice versa), nor was the Board of Directors required to submit this proposal to a shareholder vote at the 2020 Annual Meeting by the terms of the Share Purchase Agreement or the Warrant. However, the failure to adopt this proposal may increase the likelihood that the Share Purchase Agreement would require Occidental to use its reasonable best efforts to obtain the Authorized Common Stock Increase Approval in the future as further described in the section of this Proxy Statement entitled "*Proposal 5: Approval of Issuance of Common Stock Underlying the Berkshire Hathaway Warrant – Overview of the Proposal*" on page 83. Under the Agreement, the Icahn Group agreed to vote in favor of the Authorized Common Stock Amendment at the 2020 Annual Meeting.

The authorization of the additional shares of common stock by this proposal would not have any immediate dilutive effect on the proportionate voting power or other rights of existing shareholders, but, to the extent that the additional authorized shares of common stock are issued in the future, they may decrease existing shareholders' percentage equity ownership and, depending on the price at which they are issued, could be dilutive to existing shareholders and have a negative effect on the market price of Occidental's common stock. Under the Charter, shareholders do not have preemptive rights with respect to the issuance of shares of common stock, which means that current shareholders do not have a prior right to purchase any new issue of common stock in order to maintain their proportionate ownership of common stock. The additional shares of common stock, if and when issued, would have the same rights and privileges as the shares of common stock currently authorized. Although the issuance of additional shares of common stock could, in certain instances, discourage an attempt by another person or entity to acquire control of Occidental, Occidental has not proposed the increase in the number of authorized shares of common stock with the intention of using the additional authorized shares for anti-takeover purposes.

In light of these considerations, the Board has unanimously approved resolutions setting forth the Authorized Common Stock Amendment, declaring the Authorized Common Stock Amendment advisable, and unanimously submitting the amendment to Occidental's shareholders for consideration and recommending that shareholders vote "FOR" the Authorized Common Stock Amendment.

The Authorized Common Stock Amendment would amend and restate the first paragraph of Article IV of the Charter as follows:

> The Corporation is authorized to issue two classes of capital stock, designated Common Stock and Preferred Stock. The amount of total authorized capital stock of the Corporation is 1,550,000,000 shares, of which 1,500,000,000 shares shall be shares of Common Stock, par value $.20 per share, and 50,000,000 shares shall be shares of Preferred Stock, par value $1.00 per share.

If shareholders approve this proposal, Occidental will promptly file a Certificate of Amendment setting forth the Authorized Common Stock Amendment with the Secretary of State of the State of Delaware, which Certificate of Amendment will also include the Written Consent Amendment and/or the Special Meeting Amendments if Proposal 7 and Proposal 8, respectively, are approved by Occidental's shareholders. The Authorized Common Stock Amendment will become effective at the time of that filing. Upon effectiveness, all shareholders will be bound by the terms of the Authorized Common Stock Amendment, whether or not they voted to approve it.

A majority of the shares of our common stock outstanding and entitled to vote must vote "FOR" the Authorized Common Stock Amendment for it to be approved. Your broker may not vote your shares on this proposal unless you give voting instructions. Abstentions and broker non-votes have the same effect as a vote "AGAINST" this proposal.

Adoption of Amendments to the Charter to Enhance Shareholders' Ability to Act by Written Consent

 The Board of Directors recommends that you vote **"FOR"** approval of the Written Consent Amendment.

Article V.A of Occidental's Charter permits shareholders to act by written consent, in accordance with and subject to compliance with the procedures set forth in Article V.A of the Charter. These procedures require, among other things, that any shareholder seeking to take action by written consent must deliver a written notice to Occidental that is signed by shareholders owning an aggregate of at least 20% of Occidental's outstanding common stock requesting that the Board set a record date for determining the shareholders entitled to act by written consent. The Board has approved and declared advisable amendments to the Charter that will (1) lower this threshold to 15% of the outstanding common stock, (2) make other mechanical changes that are designed to facilitate participation in the written consent process by both shareholders of record and beneficial owners of Occidental's common stock, (3) reduce certain limitations on shareholder actions that may be taken by written consent and (4) eliminate the requirement that the initiating shareholder solicit written consents from all shareholders (collectively, the Written Consent Amendment).

Approval of the Written Consent Amendment is not conditioned on approval or disapproval of the Special Meeting Amendments described in Proposal 8 or any other proposal, which means that the effects of approval or disapproval of the Written Consent Amendment described below are not affected by approval or disapproval of the Special Meeting Amendments or any other proposal.

The Board's decision to approve and recommend the Written Consent Amendment is primarily the result of the Board's consideration of the advantages and disadvantages of making such amendments as well as feedback received from our shareholders. As a result of these considerations, in September 2019, the Board announced its intention to present and recommend to shareholders at the 2020 Annual Meeting approval of amendments to the Charter to enhance the ability of shareholders to act by written consent. Effective upon the execution of the Agreement, the Icahn Group withdrew the Icahn By-law Amendments and certain proposed charter amendments it had previously submitted to Occidental for adoption by shareholders at the 2020 Annual Meeting (the Icahn Charter Amendments) and the Board authorized the Written Consent Amendment to be presented and recommended to shareholders at the 2020 Annual Meeting. Under the Agreement, the Icahn Group agreed to vote in favor of the Written Consent Amendment at the 2020 Annual Meeting.

In assessing how best to address the views of our shareholders and the advantages and disadvantages of making such amendments, the Board determined that it would be advisable to lower the existing ownership threshold for requesting a record date for action by written consent from 20% to 15% of Occidental's outstanding common stock. The Board also determined to make certain changes to the mechanics of the written consent process intended to enhance shareholders' ability to act by written consent, as discussed in further detail below.

If the Written Consent Amendment is approved by shareholders, the following changes will be made to shareholders' ability to act by written consent:

- **Lowering the Ownership Threshold Required to Request a Record Date.** The Written Consent Amendment would lower the ownership threshold required to request a record date for action by written consent from 20% of Occidental's outstanding common stock to 15%. The ownership requirement is intended to reduce the risk that a small group of short-term or special interest shareholders could initiate shareholder actions that are not in the best interests of Occidental and all of its shareholders, and to reduce the administrative and financial burdens on Occidental of responding to proposed actions unlikely to garner broad shareholder support. The Board believes that a threshold of 15% is appropriate to achieve this goal because it still represents a meaningful minority interest in Occidental's outstanding shares. The Board is also proposing to lower the threshold for shareholders to call a special meeting from 25% to 15%, as set forth in Proposal 8.

- **Adding a Solicitation Record Date.** The Written Consent Amendment would require that any shareholder seeking to engage in a "public solicitation" (a solicitation of ten or more persons) in order to reach the 15% ownership threshold ask the Board to set an initial record date for that purpose (a solicitation record date). The solicitation record date is intended to provide the initiating shareholder seeking to establish a record date for action by written consent (the initiating shareholder) with greater certainty regarding which shareholders it should target in its solicitation efforts by identifying the date that would be used for determining the holders of Occidental common stock that may be counted toward the 15% ownership threshold. If an initiating shareholder does not intend to engage in a public solicitation in order to reach the 15% threshold, it will not be required to request a solicitation record date.

- **Aligning the Limitations on Shareholder Proposals of Other Business with the Limitations on Election or Removal of Directors.**
  The written consent provisions in the Charter currently provide that shareholders are not entitled to act by written consent with respect to a particular item of business if an identical or substantially similar item of business, other than the election or removal of directors, was presented at a meeting of shareholders held not more than 12 months from the date that the request for a record date is made. The Written Consent Amendment would shorten this 12 month period to 90 days, which is consistent with the period currently provided for shareholder actions by written consent relating to the election or removal of directors. The Board believes that the 90 day period strikes an appropriate balance between the Board's objective of enhancing shareholders' right to act by written consent and preventing Occidental from incurring the unjustified costs associated with addressing frequent proposals covering the same items of business.

- **Eliminating Consent Solicitation Requirements.** The Written Consent Amendment would eliminate the requirement that the initiating shareholder solicit written consents from all shareholders. This amendment is intended to reduce the administrative and financial burdens on the initiating shareholder by allowing the initiating shareholder to determine in its discretion the shareholders it wishes to solicit. The initiating shareholder would continue to be subject to the requirements of applicable law, including the U.S. securities laws, in conducting its solicitation.

- **Informational Requirements.** Under the Written Consent Amendment, where there is a public solicitation to reach the 15% ownership threshold, the initiating shareholder must deliver a written notice to Occidental requesting that the Board set the solicitation record date and setting forth certain information related to such shareholder(s). However, the information required from an initiating shareholder (including any questionnaires and other information required under Occidental's advance notice By-laws) would be required only with respect to the initiating shareholder and any other shareholders seeking to engage in the solicitation, but not with respect to other shareholders or beneficial owners who participate in the solicitation as would be required by the By-laws as currently in effect. The questionnaires and other information would be required at the time the initiating shareholder or group of initiating shareholders delivers the request for a solicitation record date. In situations not involving a public solicitation, all shareholders whose shares are aggregated toward the 15% threshold would be required to provide the relevant information. To promote transparency and consistency, the information required from the initiating shareholder(s) is the same in all material respects as would be required from an Occidental shareholder seeking to nominate a person for election to the Board or bring other business before a shareholder meeting under the advance notice provisions of the By-laws. All shareholders supporting a request not involving a public solicitation will be required to provide the same information as the initiating shareholder.

- **Changes to Facilitate Participation by Beneficial Owners.** The Written Consent Amendment would facilitate beneficial owners' ability to deliver both requests for a record date to take action by written consent and the delivery of written consents using the customary shareholder meeting voting process. In that regard, shareholders and beneficial owners responding to a public solicitation would not be required to provide questionnaires and other information required under Occidental's advance notice By-laws.

The Written Consent Amendment also includes certain changes that address updates to Delaware law and clarify that the Board has exclusive power to interpret Article V.A of the Charter. This power does not alter existing language in Article V.A of the Charter stating the validity of a written consent and any related revocations may be challenged by any shareholder or by the Board.

The Board has unanimously adopted resolutions setting forth the Written Consent Amendment, declaring the Written Consent Amendment advisable, and unanimously submitting the amendment to Occidental's shareholders for consideration and recommending that shareholders vote "FOR" the Written Consent Amendment.

Additional Information

The general description of the Written Consent Amendment set forth above is qualified in its entirety by reference to the text of the Written Consent Amendment in Annex B to this Proxy Statement, which is incorporated by reference herein.

If shareholders approve this proposal, Occidental will promptly file a Certificate of Amendment setting forth the Written Consent Amendment with the Secretary of State of the State of Delaware, which Certificate of Amendment will also include the Authorized Common Stock Amendment and/or the Special Meeting Amendments if Proposal 6 and Proposal 8, respectively, are approved by Occidental's shareholders. The Written Consent Amendment will become effective at the time of that filing. Upon effectiveness, all shareholders will be bound by the terms of the Written Consent Amendment, whether or not they voted to approve it.

At any time prior to the effectiveness of the Certificate of Amendment, the Board may abandon the Written Consent Amendment without further action by the shareholders, even though shareholders have already approved it, although the Board has no current intention to abandon the amendment if so approved.

If the Written Consent Amendment is not approved by the requisite vote, then a Certificate of Amendment setting forth the Written Consent Amendment will not be filed with the Secretary of State of the State of Delaware and current Article V.A of the Charter will continue to govern shareholders' ability to act by written consent.

A majority of the shares of our common stock outstanding and entitled to vote must vote "FOR" the Written Consent Amendment for it to be approved. Your broker may not vote your shares on this proposal unless you give voting instructions. Abstentions and broker non-votes have the same effect as a vote "AGAINST" this proposal.



Adoption of Amendments to the Charter to Lower the Ownership Threshold for Shareholders to Call Special Meetings and Make Other Clarifying Amendments

The Board of Directors recommends that you vote "FOR" the approval of the Special Meeting Amendments.

Article V.B of Occidental's Charter provides that shareholders owning an aggregate of at least 25% of Occidental's outstanding common stock may request that the Secretary of Occidental call a special meeting, subject to compliance with procedures set forth in the By-laws. Occidental is now requesting that shareholders approve an amendment to the Charter that will lower this threshold to 15% of the outstanding common stock. Occidental is also requesting that shareholders approve certain additional amendments to the Charter described below (collectively, the Special Meeting Amendments).

Approval of the Special Meeting Amendments is not conditioned on approval or disapproval of the Written Consent Amendment described in Proposal 7 or any other proposal, which means that the following effects of approval or disapproval of the Special Meeting Amendments are not affected by approval or disapproval of the Written Consent Amendment or any other proposal.

The Special Meeting Amendments

The Board's decision to approve and recommend the Special Meeting Amendments for shareholder approval is primarily the result of the Board's consideration of the advantages and disadvantages of making such amendments as well as the fact that, at the 2019 Annual Meeting, Occidental's shareholders approved a non-binding shareholder proposal requesting that the Board amend Occidental's governing documents to lower the ownership threshold required to request that Occidental call a special meeting of shareholders from 25% to 15% of the outstanding common stock. This proposal received the support of the holders of approximately 60% of the shares of Occidental's common stock represented at the meeting and entitled to vote.

The Board continues to believe that it is important for Occidental's shareholders to have the ability to request that Occidental call a special meeting, which is why the Board sought shareholder approval in 2009 to amend the Charter to grant holders of 25% of outstanding shares the ability to request that Occidental call a special meeting of shareholders. However, the Board also believes that a special meeting right should be carefully balanced to safeguard the long-term interests of Occidental and all of its shareholders. The Board has carefully reviewed and discussed the Special Meeting Amendments. Upon review and discussion, the Board believes that reducing the ownership threshold from 25% to 15% of the outstanding common stock will strike an appropriate balance between giving shareholders a meaningful right to request that Occidental call a special meeting and minimizing the risk that a small minority of shareholders may trigger the administrative and financial burdens of holding a special meeting to address a matter unlikely to garner broad shareholder support. Effective upon the execution of the Agreement, the Icahn Group withdrew the Icahn By-law Amendments and the Icahn Charter Amendments and the Board authorized the Special Meeting Amendments to be presented and recommended to shareholders at the 2020 Annual Meeting. Under the Agreement, the Icahn Group agreed to vote in favor of the Special Meeting Amendments at the 2020 Annual Meeting.

In light of the foregoing, the Board has approved resolutions setting forth the Special Meeting Amendments, declaring the Special Meeting Amendments advisable, and unanimously submitting the amendment to Occidental's shareholders for consideration and recommending that shareholders vote FOR the Special Meeting Amendments.

Related Change to the By-laws

The March By-law Amendments contained a corresponding amendment to Article II, Section 3 of the By-laws reducing the threshold for shareholders to request that Occidental call a special meeting from 25% to 15% of Occidental's outstanding common stock. The effectiveness of this amendment to the By-laws is subject to the approval and effectiveness of the Special Meeting Amendments.

Additional Amendments

- **Shareholder Right to Fill Vacancies:** Article VI of the Charter currently provides that any newly created directorship resulting from an increase in the number of directors or any other vacancy on the Board may be filled by a majority of the Board then in office, even if less than a quorum, or by a sole remaining director, but is silent as to the right of shareholders to fill such vacancies. Occidental is proposing an amendment to the Charter to expressly provide that in addition to the Board, the shareholders may fill such vacancies by the affirmative vote of a majority of the shares present in person or by proxy at the meeting (which may include special meetings) and entitled to vote on the subject matter. The Board is recommending this amendment because it believes that Occidental shareholders should have the benefit of the presumption under Delaware law that shareholders may fill such vacancies and because comparable amendments to the By-laws were adopted pursuant to the March By-law Amendments.

- **Clarification of the Term of Board Service:** Article VI of the Charter currently provides that directors will serve for a term ending at the annual meeting following the annual meeting at which the director was elected, and shall hold office after the annual meeting at which his or her term is scheduled to end until his or her successor shall be elected, but certain provisions of such Article do not specify that this term is subject to the director's prior death, resignation, disqualification or removal. Occidental is therefore proposing an amendment to the Charter to expressly provide that a director will serve for a term ending at the annual meeting following the annual meeting at which the director was elected and until the director's successor is duly elected and qualified, subject to such director's prior death, resignation, disqualification or removal. The Board is recommending this amendment because it believes that the adoption of this technical amendment will reduce uncertainty in the event that a director dies, resigns or is disqualified or removed prior to the end of his or her term.

Additional Information

The general description of the Special Meeting Amendments set forth above is qualified in its entirety by reference to the text of the Special Meeting Amendments in Annex C to this Proxy Statement, which is incorporated by reference herein.

If shareholders approve this proposal, Occidental will promptly file a Certificate of Amendment setting forth the Special Meeting Amendments with the Secretary of State of the State of Delaware, which Certificate of Amendment will also include the Authorized Common Stock Amendment and/or the Written Consent Amendment if Proposal 6 and Proposal 7, respectively, are approved by Occidental's shareholders. The Special Meeting Amendments will become effective at the time of that filing. Upon effectiveness, all shareholders will be bound by the terms of the Special Meeting Amendments, whether or not they voted to approve it. Upon effectiveness of the Certificate of Amendment, the amendments to Article II, Section 3 of the By-laws will become effective without further action by the Board.

At any time prior to the effectiveness of the Certificate of Amendment, the Board may abandon the Special Meeting Amendments without further action by the shareholders, even though shareholders have already approved it, although the Board has no current intention to abandon the amendment if so approved.

If the Special Meeting Amendments are not approved by the requisite vote, then a Certificate of Amendment setting forth the Special Meeting Amendments will not be filed with the Secretary of State of the State of Delaware, the related change to the By-laws will not become effective and the current provisions of the Charter and By-laws with respect to the calling of special meetings will continue to govern shareholders' ability to call special meetings.

A majority of the shares of our common stock outstanding and entitled to vote must vote "FOR" the Special Meeting Amendments for it to be approved. Your broker may not vote your shares on this proposal unless you give voting instructions. Abstentions and broker non-votes have the same effect as a vote "AGAINST" this proposal.



Proposal 9 ●
Approval of the Rights Agreement

✔ The Board of Directors recommends that you vote **"FOR"** the Approval of the Rights Agreement

Overview of the Proposal

On March 12, 2020, the Board of Directors adopted the Rights Agreement and declared a dividend of one Right for each outstanding share of Occidental common stock to shareholders of record at the close of business on March 23, 2020. The Rights may cause substantial dilution to any person or group that attempts to acquire Occidental without the approval of the Board. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving Occidental that is not approved by the Board.

In connection with Occidental's announcement of the adoption of the Rights Agreement on March 13, 2020, the Board disclosed its intention to submit the Rights Agreement to a vote at 2020 Annual Meeting. The Rights Agreement provides that the Rights will expire at the close of business on the day following the certification of the voting results of the 2020 Annual Meeting, or any adjournment thereof, if a proposal to approve the Rights Agreement is not approved by Occidental's shareholders at such annual meeting or adjournment thereof. Accordingly, the Board is seeking the approval of Proposal 9 to approve the Rights Agreement, which will have the effect of extending the Rights Agreement until the expiration of the Rights in accordance with the terms of the Rights Agreement to March 11, 2021. The Rights may expire at an earlier date if redeemed or exchanged by Occidental or upon the occurrence of certain transactions.

A majority of the shares of common stock present in person or by proxy at the 2020 Annual Meeting and entitled to vote on this proposal must vote "FOR" this proposal to approve it. Your broker may not vote your shares on this proposal unless you give voting instructions. An abstention has the same effect as a vote "AGAINST" this proposal. Broker non-votes have no effect on the vote.

Board of Directors' Recommendation

The Board has unanimously approved the Rights Agreement and recommends that you vote "FOR" Proposal 9 for the following reasons:

- Adopting the Rights Agreement is designed to allow all shareholders of Occidental to realize the long-term value of their investment by reducing the likelihood that any person or group would gain control of Occidental through open market accumulation or other coercive takeover tactics without appropriately compensating Occidental's shareholders for such control or providing the Board sufficient time to make informed judgments.

- The Rights Agreement is intended to protect Occidental and its shareholders from efforts to capitalize on recent market volatility and macroeconomic conditions to obtain control of Occidental on terms that the Board determined are not in the best interests of Occidental and its shareholders.

- The limited duration of the Rights, the submission of the Rights Agreement for shareholder approval at the 2020 Annual Meeting and automatic expiration of the Rights if such approval is not obtained demonstrate that the adoption and continuation of the Rights Agreement represent a targeted and proportionate response to the threat posed by (i) the Icahn Group's increase in its stake in Occidental from approximately 2.52% to approximately 9.90% between March 9, 2020 and March 11, 2020 immediately following the significant decline in Occidental's stock price coinciding with the rapid fall in global commodity prices, (ii) the Icahn Group's notice to Occidental that it intended to nominate a full slate of directors for election at the 2020 Annual Meeting, which was withdrawn under the Agreement, and (iii) Mr. Icahn's repeated public statements regarding his intentions to obtain control of Occidental without appropriately compensating Occidental's shareholders for such control. The Agreement would not prohibit Mr. Icahn from continuing to increase his stake in Occidental above the 15% trigger for the Rights Agreement through open market accumulations or otherwise, and accordingly the Board has determined that the continuation of the Rights Agreement remains in the best interests of Occidental and its shareholders even following the entry into the Agreement.

- The 15% (or 20% for passive institutional investors) trigger for the exercise of the Rights is appropriate after taking into account the magnitude of the recent stock price decline and the corresponding relatively low cost for opportunistic investors to build a sizeable position in Occidental.

- While the Rights Agreement will effectively require any person or group attempting to acquire control of Occidental to seek Board approval:

  - The Board has implemented corporate governance practices intended to promote Board accountability and shareholder rights as highlighted under *"Corporate Governance"* on page 25.

  - The Board continues to proactively evaluate and act on shareholder feedback regarding Occidental's corporate governance profile. On March 25, 2020, the Board adopted the March By-law Amendments that, among other things, (i) facilitate shareholders' ability to call special meetings and to remove and replace directors and fill vacancies on the Board at shareholder-requested special meetings or by written consent, (ii) align the information required to be provided by a shareholder nominating a director for election at a special meeting to be consistent with the information required to be provided by a shareholder nominating a director for election at an annual meeting, (iii) provide that shareholders, in addition to the Board, are entitled to fix the size of the Board from time to time by a resolution duly adopted at a shareholder meeting or by written consent and (iv) implement a uniform advance notice period for all business brought before an annual meeting by shareholders, which reduces the notice shareholder proponents must provide for nominations of directors at annual meetings, and approved corresponding changes to the Board's Nominating Policy. Effective upon the entry into the Agreement, the March By-law Amendments took effect and the Icahn Group withdrew the Icahn By-law Amendments.

  - The Board is also proposing for the shareholders' approval amendments to the Charter to, among other things, facilitate shareholders' ability to act by written consent (see Proposal 7) and call special meetings (see Proposal 8). Under the Agreement, the Icahn Group agreed to vote in favor of each of these proposals at the 2020 Annual Meeting.

Overall Effect of the Rights Agreement

The trigger of the Rights may cause substantial dilution to any person or group that attempts to acquire Occidental without the approval of the Board. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving Occidental that is not approved by the Board. However, the Rights Agreement is not intended to prevent a takeover or deter fair offers for shares of Occidental. On the contrary, the Rights Agreement is designed to protect Occidental and its shareholders from efforts to capitalize on recent market volatility and macroeconomic conditions to obtain control of Occidental on terms that are not in the best interests of Occidental and its shareholders by encouraging any person or group seeking to acquire Occidental to negotiate with the Board. Since the Board may redeem the Rights prior to the Distribution Date (as defined below), the Rights will not interfere with any merger or business combination approved by the Board.

The Rights Agreement is not expected to interfere with the day-to-day operations of Occidental. The continuation of the existing outstanding Rights and the issuance of additional Rights in the future will not in any way alter the financial condition of Occidental, impede its business plans or alter its financial statements.

Description of Rights Agreement

The following summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement. A copy of the Rights Agreement is attached to this Proxy Statement as Annex D and incorporated by reference herein.

On March 12, 2020, the Board of Directors of Occidental declared a dividend of one preferred share purchase right (a Right) for each outstanding share of Occidental common stock, to purchase from Occidental one ten-thousandth of a share of Series B Junior Participating Preferred Stock, par value $1.00 per share, of Occidental (the Series B Preferred Stock) at a price of $55.00 per one ten-thousandth of a share of Series B Preferred Stock (the Purchase Price), subject to adjustment as provided in the Rights Agreement. The dividend is payable to shareholders of record at the close of business on March 23, 2020 (the Rights Agreement Record Date). The description and terms of the Rights are set forth in the Rights Agreement, between Occidental and Equiniti Trust Company, as Rights Agent (the Rights Agent).

Effectiveness

The Rights Agreement became effective on March 12, 2020 (the Effective Date). Upon and following the Effective Date, Rights will be issued in respect of all outstanding shares of Occidental common stock on the Rights Agreement Record Date, and for all shares of Occidental common stock issued after the Rights Agreement Record Date and, subject to the terms described in the Rights Agreement, prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights or the expiration of the Rights.

Distribution and Transfer of Rights; Distribution Date; Rights Certificates

The Rights are not exercisable until the Distribution Date. The Rights will expire on the earlier of (i) March 11, 2021 and (ii) the day following the certification of the voting results of the 2020 Annual Meeting, if at such shareholder meeting a proposal to approve the Rights Agreement is not approved by Occidental's shareholders, unless the Rights are earlier redeemed or exchanged by Occidental, in each case as described below, or upon the occurrence of certain transactions.

Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Occidental common stock and become exercisable following the earlier of (i) 10 business days from the public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below) or such earlier date on which a majority of the Board becomes aware of the existence of an Acquiring Person or (ii) such date (prior to such time as any person or group of affiliated persons becomes an Acquiring Person), if any, as may be determined by action of the Board following the commencement of, or public announcement of an intention to commence, a tender or exchange offer the consummation of which would result in any person or group of affiliated or associated persons becoming an Acquiring Person (the earlier of such dates being called the Distribution Date). Except in certain situations, a person or group of affiliated or associated persons becomes an "Acquiring Person" upon acquiring beneficial ownership of 15% (20% in the case of a passive institutional investor) or more of the outstanding shares of Occidental common stock. Certain synthetic interests in securities created by derivative positions—whether or not such interests are considered to be ownership of the underlying Occidental common stock or are reportable for purposes of Regulation 13D of the Exchange Act—are treated as beneficial ownership of the number of shares of the Occidental common stock equivalent to the economic exposure created by the derivative security, to the extent actual shares of Occidental common stock are directly or indirectly beneficially owned by a counterparty to such derivative security.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Occidental common stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Occidental common stock certificates issued after the Rights Agreement Record Date upon transfer or new issuances of Occidental common stock will contain a legend incorporating the Rights Agreement by reference (and notice of such legend will be furnished to holders of book entry shares). Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Occidental common stock (or of any book entry shares of Occidental common stock) outstanding as of the Rights Agreement Record Date, even without such legend (or notice of such legend) or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Occidental common stock represented by such certificate (or book entry). As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (Right Certificates) will be mailed to holders of record of the Occidental common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

Series B Preferred Stock Purchasable Upon Exercise of Rights

Because of the nature of the Series B Preferred Stock's dividend, liquidation and voting rights, the value of the one ten-thousandth interest in a share of Series B Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Occidental common stock.

Flip-In Trigger

If any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right (other than Rights beneficially owned by the Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will thereupon become null and void) will thereafter have the right to receive upon exercise of a Right that number of shares of Occidental common stock having a market value of two times the exercise price of the Right.

Flip-Over Trigger

If, after a person or group has become an Acquiring Person, Occidental is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will have become null and void) will thereafter have the right to receive upon the exercise of a Right that number of shares of Occidental common stock of the person with whom Occidental has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

Redemption and Issuance Provision

At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Occidental common stock, the Board may cause Occidental to redeem the Rights (other than Rights owned by such Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will have become null and void), in whole or in part, and issue shares of Occidental common stock or Series B Preferred Stock (or a series of Occidental's preferred stock having equivalent rights, preferences and privileges), at a redemption ratio of one share of Occidental common stock, or a fractional share of Series B Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

Redemption of the Rights

At any time prior to the time any person or group becomes an Acquiring Person, the Board may cause the company to redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the Redemption Price) payable, at the option of Occidental, in cash, shares of Occidental common stock or such other form of consideration as the Board shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment of Terms of Rights Agreement and Rights

For so long as the Rights are then redeemable, Occidental may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, Occidental may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights (other than those of an Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof).

Voting Rights; Other Shareholder Rights

Until a Right is exercised or exchanged, the holder thereof, in its capacity as a holder of a Right, will have no rights as a shareholder of Occidental, including, without limitation, the right to vote or to receive dividends.

Anti-Dilution Provisions

The Purchase Price payable, and the number of shares of Series B Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series B Preferred Stock, (ii) upon the grant to holders of the Series B Preferred Stock of certain rights or warrants to subscribe for or purchase Series B Preferred Stock at a price, or securities convertible into Series B Preferred Stock with a conversion price, less than the then-current market price of the Series B Preferred Stock or (iii) upon the distribution to holders of the Series B Preferred Stock of evidence of indebtedness or assets (other than regular periodic cash dividends or dividends payable in Series B Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Occidental common stock payable in shares of Occidental common stock or subdivisions, consolidations or combinations of the Occidental common stock occurring, in any such case, prior to the Distribution Date.

GENERAL INFORMATION

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Occidental Petroleum Corporation, a Delaware corporation, for use at the Annual Meeting of Shareholders on May 29, 2020, and at any adjournment or postponement of the meeting.

Information Available Online

Occidental's Corporate Governance Policies and other governance policies, its Code of Business Conduct and the charters of the Board's committees are available at www.oxy.com/Investors/Governance, or by writing to the Corporate Secretary's office, Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 29, 2020

This proxy statement and Occidental's Annual Report on Form 10-K for the year ended December 31, 2019 (Annual Report), are available without charge on Occidental's website or by writing to the Corporate Secretary's office at the address above. The Annual Report contains the consolidated financial statements of Occidental and its subsidiaries and the reports of KPMG LLP, Occidental's independent auditor.

Householding of Proxy Materials

The SEC permits Occidental, with your permission, to send a single set of proxy materials to any household at which two or more shareholders reside if Occidental believes they are members of the same family. This rule is called "householding" and its purpose is to help reduce printing and mailing costs of proxy materials. To date, the company has not instituted this procedure, but may do so in the future.

A number of brokerage firms have instituted householding. If you and members of your household have multiple accounts holding shares of Occidental's common stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions or wish to revoke your decision to household. These options are available to you at any time. If you receive a single set of proxy materials as a result of householding by your broker and you would like to receive separate copies of the Notice of Internet Availability, the Notice of Annual Meeting of Shareholders, Proxy Statement or Annual Report, you may submit a request to our Corporate Secretary at the address above, or by calling the Corporate Secretary's office at 713-552-8654.

Admission to the Annual Meeting

In light of current information and guidance about the COVID-19 pandemic, to protect the health and well-being of our shareholders and employees, we have decided to hold the 2020 Annual Meeting solely by means of virtual communications.

You may participate in the 2020 Annual Meeting only if you were a shareholder as of April 3, 2020, the record date, or if you hold a valid proxy. You will be able to participate in the 2020 Annual Meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/OXY2020. You also will be able to vote your shares electronically during the 2020 Annual Meeting (other than shares held through our employee benefit plans, which must be voted prior to the meeting).

To participate in the Annual Meeting, you will need the 16-digit control number included on your Notice of Internet Availability, on your proxy card or in the voting instructions that accompanied your proxy materials.

The Annual Meeting webcast will begin promptly at 9:00 a.m., Central Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 8:30 a.m., Central Time, and you should allow ample time for the check-in procedures.

Voting Instructions and Information

Voting Rights

A Notice of Internet Availability or proxy card is being mailed beginning on or about April 17, 2020, to each shareholder of record as of the close of business on April 3, 2020, which is the record date for the determination of shareholders entitled to receive notice of, attend and vote at the 2020 Annual Meeting. As of the record date, Occidental had 900,018,184 shares of common stock outstanding. A majority of the outstanding shares of common stock must be represented at the 2020 Annual Meeting, in person or by proxy, to constitute a quorum and to transact business. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present. You will have one vote for each share of Occidental's common stock you own. You may vote online during the 2020 Annual Meeting or by proxy. Proxies may be submitted by telephone or by Internet at www.proxyvote.com as explained on the Notice of Internet Availability and, if you received a proxy card or voting information form, by marking, signing and returning the card in the envelope provided. Voting via the Internet is a valid proxy voting method under the laws of the state of Delaware, Occidental's state of incorporation. You may not cumulate your votes.

Pursuant to Occidental's By-laws, a complete list of shareholders entitled to vote at the 2020 Annual Meeting will be open to the examination of any shareholder during normal business hours for 10 days prior to the 2020 Annual Meeting at Occidental's headquarters and during the 2020 Annual Meeting at www.virtualshareholdermeeting.com/OXY2020, accessible using the 16-digit control number included on your Notice of Internet Availability, on your proxy card or in the voting instructions that accompanied your proxy materials.

Director Election Requirements

Pursuant to Occidental's By-laws, in an uncontested election, directors are elected by the majority of votes cast with respect to such director, meaning that the number of votes cast "FOR" a director must exceed the number of votes cast "against" that director. Your broker may not vote your shares on this proposal unless you give voting instructions. Abstentions and broker non-votes have no effect on the vote. Any director who receives a greater number of votes "AGAINST" his or her election than votes "FOR" in an uncontested election must tender his or her resignation. Unless accepted earlier by the Board, such resignation will become effective on October 31st of the year of the election.

Voting of Proxies

The Board of Directors has designated Mses. Hollub and Clark, and each of them, with the full power of substitution, to vote shares represented by all properly executed proxies. The shares will be voted in accordance with the instructions specified on the proxy card. If no instructions are specified on the proxy card or if you indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board, the shares will be voted:

- "FOR" all director nominees (see page 17);
- "FOR" the advisory vote to approve named executive officer compensation (see page 32);
- "FOR" the ratification of the selection of KPMG as Occidental's independent auditor (see page 69);
- "FOR" the approval of Occidental's Amended and Restated 2015 LTIP (see page 71);
- "FOR" the approval of the issuance of common stock underlying the Berkshire Hathaway warrant (see page 83).
- "FOR" the approval of an increase in the authorized shares of common stock (see page 89);
- "FOR" the approval of amendments to the Charter to enhance shareholders' ability to act by written consent (see page 91);
- "FOR" the approval of amendments to the Charter to lower the ownership threshold for shareholders to call special meetings and make other clarifying amendments (see page 93); and
- "FOR" the approval of the Rights Agreement (see page 95).

We are not aware of any matters to be presented at the 2020 Annual Meeting other than those described above. If any matters not described in this Proxy Statement are properly presented at the meeting, the proxies will use their own judgment to determine how to vote your shares. If the meeting is adjourned or postponed, the proxies can vote your shares at the adjournment or postponement as well.

Broker Votes

If your shares are held in street name, under NYSE rules, your broker can vote your shares on Proposal 3, with respect to the ratification of the selection of the independent auditor, but not with respect to the other proposals recommended to be adopted by the Board. If your broker does not have discretion and you do not give the broker instructions, this will result in a broker non-vote, which will have no effect on the vote.

Confidential Voting Policy

All proxies, ballots and other voting materials are kept confidential, unless disclosure is required by applicable law or expressly requested by you, you include written comments on your proxy card or voting instruction form, or the proxy solicitation is contested. Occidental's confidential voting policy is posted on Occidental's website at www.oxy.com/Investors/Governance and also may be obtained by writing to the Corporate Secretary's office, 5 Greenway Plaza, Suite 110, Houston, Texas 77046.

Voting Results

The voting results will be included in a Current Report on Form 8-K filed with the SEC and available through the SEC's website or Occidental's website at www.oxy.com, within four business days following the 2020 Annual Meeting, and may also be obtained by writing to the Corporate Secretary's office at the address above.

Solicitation Expenses

The expense of this solicitation will be paid by Occidental. MacKenzie Partners has been retained to solicit proxies and to assist in the distribution of proxy materials for a fee estimated at $30,000 plus reimbursement of out-of-pocket expenses. Occidental also will reimburse banks, brokers, nominees and related fiduciaries for the expense of forwarding soliciting material to beneficial owners of its common stock. In addition, Occidental's officers, directors and employees may solicit proxies but will receive no additional or special compensation for such work.

Shareholder Proposals for the 2021 Annual Meeting

Shareholders interested in submitting a proposal for inclusion in the proxy statement and proxy card relating to the 2021 Annual Meeting of Shareholders may do so by following the procedures in Rule 14a-8 under the Exchange Act. To be eligible for inclusion, shareholder proposals must be addressed to Occidental's Corporate Secretary at Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046, and be received no later than the close of business on December 18, 2020.

Under Occidental's By-laws, shareholders must follow certain procedures to introduce an item of business at an annual meeting that is not included in the proxy materials. These procedures require that any such item of business must be submitted in writing to the Corporate Secretary at Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046. Notice of the proposed item of business must be received no earlier than January 29, 2021 and no later than February 28, 2021, and must include the information required by Occidental's By-laws. However, if the 2021 Annual Meeting is more than 30 days before or after the anniversary of the date of the 2020 Annual Meeting, the notice must be received no later than the close of business on the tenth day following the day on which notice of the date of the 2021 Annual Meeting was mailed or public disclosure of the meeting date was made, whichever occurs first. A copy of the By-laws may be obtained by writing to the Corporate Secretary at the address listed above. The shareholder submitting the proposal or a representative of the shareholder must present the proposal in person at the meeting. The chairman of the meeting may refuse to allow the transaction of any item of business not presented in compliance with Occidental's By-laws. In addition, the individuals named as proxies may have discretionary voting authority to vote against any such item of business.

Director Nominations for the 2021 Annual Meeting

Nominating Policy

It is the policy of the Governance Committee to consider nominees to the Board of Directors recommended by shareholders. Pursuant to the Nominating Policy, which is available at www.oxy.com/Investors/Governance/Governance-Policies/Pages/ Nominations-for-Directors.aspx, shareholder recommendations must be received by the Corporate Secretary of Occidental no earlier than January 29, 2021 and no later than February 28, 2021 to be considered by the Governance Committee. Each recommendation must include the following information:

1. As to each person whom the shareholder proposes for election or re-election as a director:
   - The name, age, business address and residence address of the person;
   - The principal occupation or employment of the person;
   - The class or series and number of shares of capital stock of Occidental which are owned beneficially or of record by the person; and
   - Any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the rules and regulations of the SEC.

2. As to the shareholder making the recommendation:
   - The name and address of record of such shareholder; and
   - The class or series and number of shares of common stock of Occidental which are beneficially owned by the shareholder.

The shareholder's recommendation must include the recommended person's written consent to being named as a nominee and to serving as a director if elected.

In prior years, the Governance Committee has identified director candidates through the use of independent search firms, third-party recommendations, and the recommendations of directors and executive officers. The Governance Committee anticipates that, if a vacancy on the Board were to occur, it would use these sources as well as shareholder recommendations to identify candidates.

In deciding if a candidate recommended by a shareholder or identified by another source is qualified to be a nominee, it is the Governance Committee's policy to consider:

- Whether the candidate is independent as defined in Occidental's Corporate Governance Policies and as applied with respect to Occidental and the shareholder recommending the nominee, if applicable;
- Whether the candidate has the business experience, character, judgment, acumen and time to commit in order to make an ongoing positive contribution to the Board;
- Whether the candidate would contribute to the Board achieving a diverse and broadly inclusive membership; and
- Whether the candidate has the specialized knowledge or expertise, such as financial or audit experience, necessary to satisfy membership requirements for committees where specialized knowledge or expertise may be desirable.

If there is a vacancy and the Governance Committee believes that a recommended candidate has strong potential for Board service, the Governance Committee will arrange an interview with the candidate. Pursuant to its charter, the Governance Committee will not recommend any candidate to the Board who has not been interviewed by the Governance Committee.

In accordance with its charter, the Governance Committee annually reviews its performance and reports its findings to the Board. The Governance Committee also assists the Board in performing its self-evaluation, which includes an assessment of whether the Board has the necessary diversity of skills, backgrounds and experiences to meet Occidental's ongoing needs.

Advance Notice Procedure to Nominate Candidates

Under Occidental's By-laws, shareholders may nominate a person for election to the Board at an annual meeting by complying with the advance notice procedures in the By-laws and attending the annual meeting to make the necessary motion. For the 2021 Annual Meeting of Shareholders, the notice must be received no earlier than January 29, 2021 and no later than February 28, 2021 and include the information required by Article III, Section 2 of the By-laws. However, if the 2021 Annual Meeting is more than 30 days before or after the anniversary of the date of the 2020 Annual Meeting, the notice must be received by no later than the close of business on the tenth day following the day on which notice of the date of the 2021 Annual Meeting was mailed or such public disclosure was made, whichever occurs first.

Proxy Access Procedure to Nominate Candidates

In 2015, with input from shareholders, the Board amended Occidental's By-laws to permit a group of up to 20 shareholders, owning 3% or more of Occidental's outstanding common stock continuously for at least three years to nominate and include in Occidental's proxy materials directors constituting up to 20% of the Board, but not less than two directors, provided that the shareholder(s) and the nominee(s) meet the requirements in Article III, Section 15 of the By-laws. To be included in the 2021 proxy materials, director nominations pursuant to Article III, Section 15 must be received no earlier than November 18, 2020 and no later than December 18, 2020.

Forward-Looking Statements

This Proxy Statement contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to statements about Occidental's expectations, beliefs, plans or forecasts. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties, many of which involve factors or circumstances that are beyond Occidental's control. Actual results may differ from anticipated results, sometimes materially, and reported or expected results should not be considered an indication of future performance.

Factors that could cause actual results to differ and that may affect Occidental's results of operations and financial position appear in Part I, Item 1A "Risk Factors" of Occidental's Annual Report on Form 10-K for the year ended December 31, 2019, and in Occidental's other filings with the SEC.

Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward-looking statements, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date of this communication and, unless legally required, Occidental does not undertake any obligation to update any forward-looking statement, as a result of new information, future events or otherwise.

Annex A

AMENDED AND RESTATED OCCIDENTAL PETROLEUM CORPORATION
2015 LONG-TERM INCENTIVE PLAN

(As Amended and Restated Effective as of May 29, 2020)

1. **Purpose.** The purpose of the Occidental Petroleum Corporation 2015 Long Term Incentive Plan, as amended and restated from time to time (the "***Plan***"), is to provide a means through which Occidental Petroleum Corporation, a Delaware corporation (the "***Company***"), and its Subsidiaries may attract and retain persons as employees, directors and consultants and to provide a means whereby those persons upon whom the responsibilities of the successful administration and management of the Company, and its Subsidiaries, rest, and whose present and potential contributions to the welfare of the Company are of importance, can acquire and maintain stock ownership, or awards the value of which is tied to the performance of the Company, thereby strengthening their concern for the welfare of the Company. A further purpose of the Plan is to provide such employees, directors and consultants with additional incentive and reward opportunities designed to enhance the profitable growth of the Company. Accordingly, the Plan primarily provides for the granting of Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Bonus Stock, Dividend Equivalents, Other Stock-Based Awards, Cash Awards, Conversion Awards, Performance Awards, or any combination of the foregoing, as is best suited to the circumstances of the particular individual as provided herein.

2. **Definitions.** Capitalized terms used but not otherwise defined in the Plan shall be defined as set forth below:

   (a) "***Affiliate***" means any corporation, partnership, limited liability company, limited liability partnership, association, trust or other organization which, directly or indirectly, controls, is controlled by, or is under common control with, the Company. For purposes of the preceding sentence, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any entity or organization, shall mean the possession, directly or indirectly, of the power (i) to vote more than 50% of the securities having ordinary voting power for the election of directors of the controlled entity or organization, or (ii) to direct or cause the direction of the management and policies of the controlled entity or organization, whether through the ownership of voting securities or by contract or otherwise.

   (b) "***Award***" means any Option, SAR, Restricted Stock Award, Restricted Stock Unit, Bonus Stock Award, Dividend Equivalent, Other Stock-Based Award, Cash Award, Conversion Award or Performance Award, together with any other right or interest granted under the Plan.

   (c) "***Award Agreement***" means any written instrument that establishes the terms, conditions, restrictions and/or limitations applicable to an Award in addition to those established by the Plan and by the Committee's exercise of its administrative powers.

   (d) "***Board***" means the Board of Directors of the Company.

   (e) "***Bonus Stock***" means unrestricted shares of Stock granted under Section 6(f) hereof.

   (f) "***Cash Award***" means an Award denominated in cash granted under Section 6(i) hereof.

   (g) "***Cause***" means, unless a different meaning is set forth in a written employment agreement between the Company or one of its Subsidiaries and the Participant or in the applicable Award Agreement, a determination by the Board that the Participant (i) has engaged in gross negligence, gross incompetence, or misconduct in the performance of the Participant's duties with respect to the Company or one of its Subsidiaries, (ii) has failed without proper legal reason to perform the Participant's duties and responsibilities to the Company or one of its Subsidiaries, (iii) has breached any material provision of any written agreement between the Company or one of its Subsidiaries and the Participant or any corporate policy or code of conduct established by the Company or one of its Subsidiaries, (iv) has engaged in conduct that is, or could reasonably expected to be, materially injurious to the Company or one of its Subsidiaries, (v) has committed an act of theft, fraud, embezzlement, misappropriation, or breach of a fiduciary duty to the Company or one of its Subsidiaries, or (vi) has been convicted of, pleaded no contest to, or received adjudicated probation or deferred adjudication in connection with a crime involving fraud, dishonesty, or moral turpitude or any felony (or a crime of similar import in a foreign jurisdiction); provided, however, that upon the occurrence of one or more conditions specified in (i) through (iv)

above, the Board shall provide notice to the Participant of the existence of such condition(s) and the Participant shall have 30 days following receipt of such notice to correct such condition(s), the determination of whether such condition(s) has been corrected shall be made by the Board in its sole discretion, exercised in good faith, and any failure by the Participant to correct such condition(s) shall result in the Participant's termination of employment for Cause upon expiration of such 30 day corrective period.

(h)   "**Change in Control**" means the occurrence of any of the following events:

(i)   Approval by the stockholders of the Company of the dissolution or liquidation of the Company, other than in the context of a transaction that does not constitute a Change in Control under clause (ii) below;

(ii)   Consummation of a merger, consolidation, or other reorganization of the Company (or any Subsidiary or Affiliate that was established or employed for purposes of effecting such merger, consolidation or other reorganization) with or into, or the sale of all or substantially all of the Company's business and/or assets as an entirety to, one or more entities that are not Subsidiaries or other Affiliates of the Company (a "**Business Combination**"), unless (A) as a result of the Business Combination, more than 50 percent of the outstanding voting power of the outstanding voting securities of the ultimate parent (the "**Ultimate Parent**") of the surviving or resulting entity of the Company immediately after the Business Combination (the "**Surviving Entity**") (or, if no Ultimate Parent exists, then the Surviving Entity) is, or will be, owned, directly or indirectly, by the Persons who were holders of the Company's voting securities immediately before the Business Combination; (B) no Person, excluding the Ultimate Parent or an Excluded Person, beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, 30 percent or more of the outstanding voting power of the outstanding voting securities of the Ultimate Parent (or, if no Ultimate Parent exists, then the Surviving Entity), after giving effect to the Business Combination, except to the extent that such ownership existed prior to the Business Combination; and (C) at least 50 percent of the members of the board of directors or other governing body of the Ultimate Parent (or, if no Ultimate Parent exists, then the Surviving Entity) were members of the Board at the time of the execution of the initial agreement or of the action of the Board approving the Business Combination;

(iii)   Any Person (excluding any Excluded Person) is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 30 percent or more of the outstanding voting power of the Company's then outstanding voting securities, other than as a result of (A) an acquisition directly from the Company; (B) an acquisition by the Company; or (C) an excluded Business Combination described in clauses (A) through (C) of subsection (ii) above; or

(iv)   The following individuals cease for any reason to constitute a majority of the number of directors then serving on the Board: (A) individuals who constitute the Board on February 13, 2020 (which is the date this amendment and restatement of the Plan was approved by the Board) and (B) any new director (other than a director whose initial assumption of office occurs as a result of an actual or threatened election contest, including a consent solicitation, with respect to the election or removal of Board members or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board) whose appointment or election by the Board, or nomination for election by the Company's stockholders, was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on February 13, 2020 or whose appointment, election or nomination for election was previously so approved or recommended.

Notwithstanding the definition above, with respect to any Award that provides for a deferral of compensation under the Nonqualified Deferred Compensation Rules, a "Change in Control" for purposes of triggering the settlement or other payment or distribution of such Award shall not occur unless a "change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation," as defined in Treasury Regulation § 1.409A-3(i)(5), has also occurred (it being understood that vesting of the Award may accelerate upon a Change in Control, even if the settlement or other payment or distribution of the Award may not accelerate pursuant to this sentence).

(i)   "**Code**" means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(j) "**Committee**" means the Executive Compensation Committee of the Board (or its successor) or another committee designated by the Board, which, in any case, unless otherwise determined by the Board, shall consist solely of two or more directors, each of whom shall be a "nonemployee director" within the meaning of Rule 16b-3(b)(3).

(k) "**Conversion Award**" means an Award granted under Section 6(j) hereof in substitution for a similar award as a result of certain business transactions.

(l) "**Dividend Equivalent**" means a right, granted to an Eligible Person under Section 6(g), to receive cash, Stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments.

(m) "**Effective Date**" means May 29, 2020.

(n) "**Eligible Person**" means all officers and employees of the Company or of any of its Subsidiaries, and other persons who provide services to the Company or any of its Subsidiaries, including directors and consultants; provided that any such individual must be an "employee" within the meaning of General Instruction A.1(a) to Form S-8 of the Company or a parent or subsidiary of the Company. An employee on leave of absence may be considered as still in the employ of the Company or any of its Subsidiaries for purposes of eligibility for participation in the Plan.

(o) "**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

(p) "**Excluded Person**" means (i) any employee benefit plan of the Company, (ii) any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries or (iii) any person described in and satisfying the conditions of Rule 13d-1(b)(i) of the Exchange Act.

(q) "**Fair Market Value**" means, as of any specified date, (i) if the Stock is listed on a national securities exchange, the closing sales price of the Stock, as reported on the stock exchange composite tape on that date (or if no sales occur on that date, on the last preceding date on which such sales of the Stock are so reported); (ii) if the Stock is not traded on a national securities exchange but is traded over the counter at the time a determination of its fair market value is required to be made under the Plan, the average between the reported high and low bid and asked prices of Stock on the most recent date on which Stock was publicly traded; or (iii) in the event Stock is not publicly traded at the time a determination of its value is required to be made under the Plan, the amount determined by the Committee in its discretion in such manner as it deems appropriate, taking into account all factors the Committee deems appropriate including the Nonqualified Deferred Compensation Rules.

(r) "**Good Reason**" means, unless a different meaning is set forth in a written employment agreement between the Company or one of its Subsidiaries and the Participant or in the applicable Award Agreement, the occurrence of any of the following conditions without the Participant's consent: (i) a material diminution in the Participant's base compensation, (ii) a material diminution in the Participant's authority, duties or responsibilities or (iii) a material change in the geographic location at which the Participant must perform services; provided, however, that a termination of employment for Good Reason shall not be effective unless the Participant provides notice to the Company or one of its Subsidiaries, as applicable, of the existence of one or more of the foregoing conditions within 80 days of the initial existence of the condition(s), such condition(s) remains uncorrected for 30 days after receipt of such notice by the Company or one of its Subsidiaries, as applicable, and the date of the Participant's termination of employment occurs within 120 days after the initial existence of such condition(s).

(s) "**Incentive Stock Option**" or "**ISO**" means any Option intended to be and designated as an incentive stock option within the meaning of section 422 of the Code or any successor provision thereto.

(t) "**Named Executive Officer**" means an individual who was listed as a named executive officer in the Company's most recent proxy statement prior to the date of grant of the relevant Award.

(u) "**Nonqualified Deferred Compensation Rules**" means the limitations or requirements of section 409A of the Code, as amended from time to time, including the guidance and regulations promulgated thereunder and successor provisions, guidance and regulations thereto.

(v) "**Nonstatutory Stock Option**" means any Option that is not intended to be an "incentive stock option" within the meaning of section 422 of the Code.

(w) "**Option**" means a right, granted to an Eligible Person under Section 6(b) hereof, to purchase Stock or other Awards at a specified price during specified time periods.

(x) "**Other Stock-Based Awards**" means Awards granted to an Eligible Person under Section 6(h) hereof.

(y) "**Participant**" means a person who has been granted an Award under the Plan that remains outstanding, including a person who is no longer an Eligible Person.

(z) "**Performance Award**" means an Award granted to an Eligible Person under Section 6(k) hereof, the grant, vesting, exercisability or settlement of which (or the timing or amount thereof) depends upon achievement of one or more Performance Goals specified by the Committee.

(aa) "**Performance Goal**" means a performance goal based on one or more business criteria for the Company (whether on a consolidated basis, or for specified Subsidiaries or business or geographical units of the Company, or a combination thereof). Such business criteria may include one or more of the following: (i) accounts receivable ("**A/R**"); (ii) A/R day sales outstanding; (iii) achievement of balance sheet or income statement objectives; (iv) adjusted cash flow from operations; (v) adjusted non-GAAP net income; (vi) after-tax operating income; (vii) capital expenditures; (viii) capital or investment; (ix) capital project deliverables; (x) cash flow; (xi) cash flow return; (xii) comparative shareholder return; (xiii) contribution margin; (xiv) corporate value and sustainability measures which may be objectively determined (including ethics, compliance, safety, environmental and personnel matters); (xv) cost per unit of production or unit of output; (xvi) debt/proved reserves; (xvii) debt; (xviii) discretionary cash flow (non-GAAP); (xix) drilling results; (xx) earnings before interest expense and taxes ("**EBIT**"); (xxi) earnings before interest expense, taxes, depreciation and amortization ("**EBITDA**"); (xxii) earnings per share ("**EPS**") (GAAP or non-GAAP); (xxiii) economic value added ("**EVA**"); (xxiv) environmental sustainability measures, such as reduction in carbon output or in greenhouse gas emissions; (y) expense reduction or management; (xxv exploration costs; (xxvi) finding/development costs; (xxvii) forward-year cash flow multiple; (xxviii) funds from operations; (xxix) general and administrative expense; (xxx) implementation or completion of critical projects or processes; (xxxi) improvement of financial ratings; (xxxii) interest coverage; (xxxiii) inventory; (xxxiv) inventory turns; (xxxv) market share; (xxxvi) net income; (xxxvii) net income per share; (xxxviii) operating cash flow; (xxxix) operating expenses (including lease operating expenses, severance taxes and other production taxes, gathering and transportation, general and administrative costs, and other components of operating expenses); (xl) operating income; (xli) operating profit or net operating profit; (xlii) operating ratio; (xliii) overhead cost; (xliv) pre-tax earnings; (xlv) pre-tax income or after-tax income; (xlvi) pre-tax margin; (xlvii) proceeds from dispositions; (xlviii) production efficiency; (xlix) production growth; (l) production volumes; (li) regulatory compliance; (lii) reserve growth; (liii) reserve replacement; (liv) return on assets; (lv) return on average assets; (lvi) return on average equity; (lvii) return on capital employed (including cash return on capital employed); (lviii) return on equity; (lix) return on investment; (lx) return on investors' capital; (lxi) return on net assets; (lxii) return on operating revenue; (lxiii) revenues; (lxiv) safety performance and/or incident rate; (lxv) sales; (lxvi) satisfactory internal or external audits; (lxvii) shareholder value; (lxviii) stock price appreciation; (lxix) stockholder equity; (lxx) total cost per barrel or barrel of oil equivalent ("**BOE**"); (lxxi) total stockholder return ("**TSR**"); (lxxii) unit costs; (lxxiii) working capital; or (lxxiv) any of the above goals determined on an absolute or relative basis, as a ratio with other business criteria set forth in this definition, or as compared to the performance of a published or special index deemed applicable by the Committee including the Standard & Poor's 500 Stock Index or a group of comparable companies, pre-tax or after-tax, before or after special charges, or any combination of the foregoing. Unless otherwise stated, such performance goal need not be based upon an increase or positive result under a particular business criterion set forth in this definition and could include, for example, maintaining the status quo or limiting economic losses (measured in each case by reference to specific business criteria set forth in this definition). The terms above are used as applied under generally accepted accounting principles (if applicable) and in the Company's financial reporting.

(ab) "**Person**" means any person, entity or "group" within the meaning of section 13(d)(3) or section 14(d)(2) of the Exchange Act.

(ac) "**Restricted Stock**" means Stock granted to an Eligible Person under Section 6(d) hereof, subject to certain restrictions and a risk of forfeiture.

(ad) "**Restricted Stock Unit**" means a right, granted to an Eligible Person under Section 6(e) hereof, to receive Stock, cash or a combination thereof at the end of a specified deferral period (which may or may not be coterminous with the vesting schedule of the Award).

(ae) "**Retention Award**" means a Performance Award that is granted for purposes of retention and that is only payable at either 0% or 100% of the specified target amount, depending upon achievement of the applicable Performance Goal(s).

(af) "**Rule 16b-3**" means Rule 16b-3, promulgated by the Securities and Exchange Commission under section 16 of the Exchange Act, as from time to time in effect and applicable to the Plan and Participants.

(ag) "**Securities Act**" means the Securities Act of 1933 and the rules and regulations promulgated thereunder, or any successor law, as it may be amended from time to time.

(ah) "**Stock**" means the Company's common stock, par value $0.20 per share, and such other securities as may be substituted (or resubstituted) for Stock pursuant to Section 8 hereof.

(ai) "**Stock Appreciation Right**" or "**SAR**" means a right granted to an Eligible Person under Section 6(c) hereof.

(aj) "**Subsidiary**" means, with respect to the Company, any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by the Company.

3. Administration.

(a) <u>Authority of the Committee</u>. The Plan shall be administered by the Committee except to the extent the Board elects to administer the Plan, in which case references herein to the "Committee" shall be deemed to include references to the "Board". Subject to the express provisions of the Plan, Rule 16b-3 and other applicable laws, the Committee shall have the authority, in its sole and absolute discretion, to:

(i) determine the Eligible Persons to whom, and the time or times at which, Awards will be granted, including the date of grant of an Award, which may be a designated date after but not before the date of the Committee's action;

(ii) determine the type or types of Awards to be granted to an Eligible Person and the amount of cash and/or the number of shares of Stock that shall be the subject of each Award;

(iii) determine the terms and conditions of any Award (which need not be identical), consistent with the terms of the Plan;

(iv) modify, waive or adjust any term or condition of an Award;

(v) interpret and administer the Plan and any Award Agreement or other instrument relating to an Award made under the Plan;

(vi) establish, amend, suspend, or waive such rules and regulations as it shall deem appropriate for the proper administration of the Plan; and

(vii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

Subject to Rule 16b-3, the Committee may correct any defect, supply any omission, or reconcile any inconsistency in the Plan, in any Award, or in any Award Agreement in the manner and to the extent it deems necessary or desirable to carry the Plan into effect, and the Committee shall be the sole and final judge of that necessity or desirability.

(b) <u>Manner of Exercise of Committee Authority</u>. A majority of the members of the Committee shall constitute a quorum, and the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the Committee shall constitute action by the Committee. Any action of the Committee shall be final, conclusive and binding on all persons, including the Company, its Subsidiaries, stockholders, Participants or other persons claiming rights from or through a Participant. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee.

(c) <u>Delegation</u>. Subject to Section 3(e) hereof, the Board may delegate different levels of authority to different committees with administrative and grant authority under the Plan, <u>provided</u> that each designated committee granting any Awards hereunder shall consist exclusively of a member or members of the Board. Upon any such delegation, all references in the Plan to the "Committee," other than in Section 8 hereof, shall be deemed to include such designated committee. The Committee may (i) delegate authority to grant awards under the Plan for new employees to an officer of the Company who is also a director, to the extent that such delegation will not violate state corporate law or result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to section 16 of the Exchange Act, and (ii) delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Company or a Subsidiary or to third parties.

(d) <u>Limitation of Liability</u>. The Committee and each member thereof shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or employee of the Company or any of its Subsidiaries, the Company's legal counsel, independent auditors, consultants or any other agents assisting in the administration of the Plan. Members of the Committee and any officer or employee of the Company or any of its Subsidiaries acting at the direction or on behalf of the Committee shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the fullest extent permitted by law, be indemnified and held harmless by the Company with respect to any such action or determination.

(e) <u>Awards to Nonemployee Directors</u>. Notwithstanding any provision in the Plan to the contrary and without being subject to management discretion, the Board, acting through the "nonemployee directors" (within the meaning of Rule 16b-3(b)(3)) only, shall have the authority, in its sole and absolute discretion, to select nonemployee directors to receive Awards (other than ISOs) under the Plan; <u>provided</u> that in each calendar year, during any part of which the Plan is in effect, a nonemployee director may not be granted Awards relating to more than 50,000 shares of Stock, subject to adjustment in a manner consistent with any adjustment made pursuant to Section 8 hereof. The Board, acting through the nonemployee directors only, shall set the terms of any such Awards in its sole and absolute discretion, including with respect to any provisions relating to vesting. For the avoidance of doubt, the decisions made by the Board with respect to grants to nonemployee directors shall be independent from decisions made by the Committee with respect to individuals other than nonemployee directors.

(f) <u>Participants in Non-U.S. Jurisdictions</u>. Notwithstanding any provision of the Plan to the contrary, to comply with applicable laws in countries other than the United States in which the Company or any one of its Affiliates operates or has employees, directors or other service providers from time to time, or to ensure that the Company complies with any applicable requirements of foreign securities exchanges, the Committee, in its sole discretion, shall have the power and authority to: (i) determine which of its Affiliates shall be covered by the Plan; (ii) determine which Eligible Persons outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to Eligible Persons outside the United States to comply with applicable foreign laws or listing requirements of any foreign exchange; (iv) establish sub-plans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable (any such sub-plans and/or modifications shall be attached to the Plan as appendices), <u>provided</u>, <u>however</u>, that no such sub-plans and/or modifications shall increase the share limitations contained in Section 4(a) hereof; and (v) take any action, before or after an Award is granted, that it deems advisable to comply with any applicable governmental regulatory exemptions or approval or listing requirements of any such foreign securities exchange. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate any applicable law. For purposes of the Plan, all references to foreign laws, rules, regulations or taxes shall be references to the laws, rules, regulations and taxes of any applicable jurisdiction other than the United States or a political subdivision thereof.

4. **Stock Subject to Plan.**

    (a) <u>Overall Number of Shares Available for Delivery</u>. Subject to the limitations set forth in the Plan, the total number of shares of Stock reserved and available for issuance in connection with Awards under the Plan shall not exceed (i) 128,000,000 shares, which includes (A) 80,000,000 shares of Common Stock previously approved by the Company's stockholders under the Plan prior to this amendment and restatement and (B) 48,000,000 additional shares of Stock that shall become available for grant under the Plan upon the Company's stockholders approval of this amendment and restatement, plus (ii) any shares of Stock subject to awards under the Occidental Petroleum Corporation 2005 Long-Term Incentive Plan that are forfeited, canceled or terminated, expire unexercised or are settled in cash in lieu of Stock. Any shares of Stock issued in connection with Awards other than Options and SARs shall be counted against the limit described above as three (3) shares of Stock for every one (1) share issued in connection with such Award or by which the Award is valued by reference as three (3) shares. A maximum of 128,000,000 shares of Stock of the total authorized under this Section 4(a) may be granted as Incentive Stock Options. Notwithstanding anything contrary in the Plan, no Participant may be granted, during any calendar year, an Award consisting of Options or SARs that are exercisable for more than 2,000,000 shares of Stock. The limitations of this Section 4(a) shall be subject to the adjustment provisions of Section 8 hereof. For the avoidance of doubt, any shares of Stock issued under the Plan prior to this amendment and restatement (or issued thereafter pursuant to Awards granted under the Plan prior thereto) shall count against the limits described above.

    (b) <u>Application of Limitation to Grants of Awards</u>. Subject to Section 4(c) hereof, no Award may be granted if the number of shares of Stock to be delivered in connection with such Award exceeds the number of shares of Stock remaining available under the Plan minus the number of shares of Stock issuable in settlement of or relating to then-outstanding Awards. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or Conversion Awards) and make adjustments if the number of shares of Stock actually delivered differs from the number of shares previously counted in connection with an Award.

    (c) <u>Availability of Shares Not Issued under Awards</u>. Shares of Stock subject to an Award under the Plan that expires or is canceled, forfeited, settled in cash or otherwise terminated, including shares forfeited with respect to Restricted Stock, will again be available for Awards under the Plan; <u>provided</u> that, if any such shares cannot again be available for Awards to a particular Participant under any applicable law or regulation, such shares shall be available exclusively for Awards to Participants who are not subject to such limitation; <u>provided</u>, <u>further</u>, that in no event shall such shares increase the number of shares of Stock that may be delivered pursuant to Incentive Stock Options under the Plan if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under section 422 of the Code. Notwithstanding the foregoing, (i) shares tendered or withheld in payment of any exercise or purchase price of an Award or taxes relating to an Award, (ii) shares that were subject to an Option or SAR that was exercised (regardless of the number of shares that were actually delivered upon exercise or settlement), or (iii) shares repurchased on the open market with the proceeds of an Option's exercise price, will not, in each case, be available for future Awards under the Plan. If an Award may be settled only in cash, such Award need not be counted against any of the share limits under this Section 4.

    (d) <u>Stock Offered</u>. The shares to be delivered under the Plan shall be made available from (i) authorized but unissued shares of Stock, (ii) Stock held in the treasury of the Company, or (iii) previously issued shares of Stock reacquired by the Company, including shares purchased on the open market.

5. **Eligibility; Per Person Award Limitations.** Awards may be granted under the Plan only to persons who are Eligible Persons at the time of grant thereof. In each calendar year, during any part of which the Plan is in effect, a Named Executive Officer may not be granted (a) Awards (other than Awards designated to be paid only in cash or the settlement of which is not based on a number of shares of Stock) relating to more than 1,000,000 shares of Stock, subject to adjustment in a manner consistent with any adjustment made pursuant to Section 8 hereof, and (b) Awards designated to be paid only in cash, or the settlement of which is not based on a number of shares of Stock, having a value determined on the date of grant in excess of $15,000,000. For the avoidance of doubt, the share counting rule set forth in the second sentence of Section 4(a) hereof shall not apply to the limitations in this Section 5.

6.   Specific Terms of Awards.

(a)   <u>General</u>. Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 8(a) hereof), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine. No dividends or Dividend Equivalents shall be payable in respect of any Option.

(b)   <u>Options</u>. The Committee is authorized to grant Options, which may be designated as either ISOs or Nonstatutory Stock Options, to Eligible Persons on the following terms and conditions:

   (i)   <u>Exercise Price</u>. Each Award Agreement evidencing an Option shall state the exercise price per share of Stock or other Award purchasable pursuant to the Option (the "***Exercise Price***"); <u>provided</u>, <u>however</u>, that except as provided in Section 6(j) or in Sections 8(b) through 8(h) hereof, the Exercise Price per share of Stock subject to an Option shall not be less than the greater of (A) the par value per share of the Stock or (B) 100% of the Fair Market Value per share of the Stock as of the date of grant of the Option (or in the case of an ISO granted to an individual who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent or any Subsidiary, 110% of the Fair Market Value per share of the Stock on the date of grant).

   (ii)   <u>Time and Method of Exercise</u>. The Committee shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of Performance Goals pursuant to Section 6(k) hereof and/or future service requirements), the methods by which such Exercise Price may be paid or deemed to be paid, the form of such payment, including cash or cash equivalents, Stock (including previously owned shares or through a cashless or broker-assisted exercise or other reduction of the amount of shares otherwise issuable pursuant to the Option), other Awards or awards granted under other plans of the Company or any Subsidiary, other property, or any other legal consideration the Committee deems appropriate (including notes or other contractual obligations of Participants to make payment on a deferred basis), and the methods by or forms in which Stock or other Awards will be delivered or deemed to be delivered to Participants, including the delivery of Restricted Stock subject to Section 6(d) hereof. In the case of an exercise whereby the Exercise Price is paid with Stock, such Stock shall be valued as of the date of exercise.

   (iii)   <u>ISOs</u>. The terms of any ISO granted under the Plan shall comply in all respects with the provisions of section 422 of the Code. ISOs may only be granted to Eligible Persons who are employees of the Company or employees of a parent or Subsidiary corporation of the Company. Except as otherwise provided in Section 8 hereof, no term of the Plan relating to ISOs (including any SAR in tandem therewith) shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any ISO under section 422 of the Code, unless the Participant has first requested the change that will result in such disqualification. ISOs shall not be granted more than ten years after the earlier of the adoption of the Plan or the approval of the Plan by the Company's stockholders. Notwithstanding the foregoing, the Fair Market Value of shares of Stock subject to an ISO and the aggregate Fair Market Value of shares of stock of any "parent corporation" or "subsidiary corporation" (within the meaning of sections 424(e) and (f) of the Code, respectively) subject to any other ISO (within the meaning of section 422 of the Code)) of the Company or a "parent corporation" or "subsidiary corporation" (within the meaning of sections 424(e) and (f) of the Code, respectively) that first becomes purchasable by a Participant in any calendar year may not (with respect to that Participant) exceed $100,000, or such other amount as may be prescribed under section 422 of the Code or applicable regulations or rulings from time to time. As used in the previous sentence, Fair Market Value shall be determined as of the date the ISOs are granted. Failure to comply with this provision shall not impair the enforceability or exercisability of any Option, but shall cause the excess amount of shares to be reclassified in accordance with the Code.

(c)   <u>Stock Appreciation Rights</u>. The Committee is authorized to grant SARs to Eligible Persons on the following terms and conditions:

   (i)   <u>Right to Payment</u>. A SAR shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of Stock on the date of exercise over (B) the grant price of the SAR as determined by the Committee. No dividends or Dividend Equivalents shall be payable in respect of any SAR.

    (ii)   <u>Grant Price</u>. Each Award Agreement evidencing a SAR shall state the grant price per share of Stock; <u>provided</u>, <u>however</u>, that except as provided in Section 6(j) or in Sections 8(b) through 8(h) hereof, the grant price per share of Stock subject to a SAR shall not be less than the greater of (A) the par value per share of the Stock or (B) 100% of the Fair Market Value per share of the Stock as of the date of grant of the SAR.

    (iii)   <u>Time and Method of Exercise</u>. Except as otherwise provided herein, the Committee shall determine, at the date of grant or thereafter, the number of shares of Stock to which the SAR relates, the time or times at which and the circumstances under which a SAR may be vested and/or exercised in whole or in part (including based on achievement of Performance Goals pursuant to Section 6(k) hereof and/or future service requirements), the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Stock (if any) will be delivered or deemed to be delivered to Participants, and any other terms and conditions of any SAR. SARs may be either free-standing or in tandem with other Awards.

    (iv)   <u>Rights Related to Options</u>. A SAR granted pursuant to an Option shall entitle a Participant, upon exercise, to surrender that Option or any portion thereof, to the extent unexercised, and to receive payment of an amount determined by multiplying (A) the difference obtained by subtracting the Exercise Price with respect to a share of Stock specified in the related Option from the Fair Market Value of a share of Stock on the date of exercise of the SAR, by (B) the number of shares as to which that SAR has been exercised. The Option shall then cease to be exercisable to the extent surrendered. SARs granted in connection with an Option shall be subject to the terms and conditions of the Award Agreement governing the Option, which shall provide that the SAR is exercisable only at such time or times and only to the extent that the related Option is exercisable and shall not be transferable except to the extent that the related Option is transferrable.

(d)   <u>Restricted Stock</u>. The Committee is authorized to grant Restricted Stock to Eligible Persons on the following terms and conditions:

    (i)   <u>Grant and Restrictions</u>. Restricted Stock shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of Performance Goals pursuant to Section 6(k) hereof and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant or thereafter. During the restricted period applicable to the Restricted Stock, the Restricted Stock may not be sold, transferred, pledged, hedged, hypothecated, margined or otherwise encumbered by the Participant.

    (ii)   <u>Dividends and Splits</u>. As a condition to the grant of an Award of Restricted Stock, the Committee may require or permit a Participant to elect that any cash dividends paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock, applied to the purchase of additional Awards under the Plan or deferred without interest to the date of vesting of the associated Award of Restricted Stock; <u>provided</u> that, to the extent applicable, any such election is intended to comply with the Nonqualified Deferred Compensation Rules. Unless otherwise determined by the Committee and specified in the applicable Award Agreement, Stock distributed in connection with a Stock split or Stock dividend, and other property (other than cash) distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed. Except in the case of a Retention Award, dividends with respect to any Performance Award shall be subject to the same Performance Goals as the Performance Award with respect to which the dividends accrue and shall not be paid until such Performance Award has vested and been earned.

(e)   <u>Restricted Stock Units</u>. The Committee is authorized to grant Restricted Stock Units to Eligible Persons, subject to the following terms and conditions:

    (i)   <u>Award and Restrictions</u>. Restricted Stock Units shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of Performance Goals pursuant to Section 6(k) hereof and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee may determine.

(ii) <u>Settlement</u>. Settlement of a vested Restricted Stock Unit shall occur upon expiration of the deferral period specified for such Restricted Stock Unit by the Committee (or, if permitted by the Committee, as elected by the Participant). Restricted Stock Units shall be satisfied by the delivery of cash or Stock, or a combination thereof, in the amount equal to the Fair Market Value of the specified number of shares of Stock covered by the Restricted Stock Units, as determined by the Committee at the date of grant or thereafter.

(f) <u>Bonus Stock</u>. The Committee is authorized to grant an Award of Bonus Stock under the Plan to any Eligible Person as a bonus or additional compensation or in lieu of cash compensation the individual is otherwise entitled to receive, in such amounts and subject to such other terms as the Committee, in its discretion, determines to be appropriate.

(g) <u>Dividend Equivalents</u>. The Committee is authorized to grant Dividend Equivalents to an Eligible Person, entitling the Eligible Person to receive cash, Stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments, as determined by the Committee. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award (other than an Award of Options, SARs, Restricted Stock or Bonus Stock). The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or at a later specified date or shall be deemed to have been reinvested in additional Stock, Awards or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee may specify. Dividend Equivalents shall, absent a contrary provision in the applicable Award Agreement, be paid to a Participant without restriction at the same time as ordinary cash distributions are paid by the Company to its stockholders. Notwithstanding the foregoing, except in the case of a Retention Award, Dividend Equivalents awarded in connection with any Performance Award shall be subject to the same Performance Goals as the Performance Award with respect to which the dividends accrue and shall not be paid until such Performance Award has vested and been earned.

(h) <u>Other Stock-Based Awards</u>. The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock, as deemed by the Committee to be consistent with the purposes of the Plan, including convertible or exchangeable debt securities, other rights convertible or exchangeable into Stock, purchase rights for Stock, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the book value of Stock or the value of securities of or the performance of specified Subsidiaries of the Company. The Committee shall determine the terms and conditions of such Other Stock-Based Awards. Stock delivered pursuant to an Other-Stock Based Award in the nature of a purchase right granted under this Section 6(h) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including cash, Stock, other Awards, or other property, as the Committee shall determine.

(i) <u>Cash Awards</u>. The Committee is authorized to grant Cash Awards, on a free-standing basis or as an element of or supplement to any other Award under the Plan, to Eligible Persons in such amounts and subject to such other terms (including the achievement of Performance Goals pursuant to Section 6(k) hereof and/or future service requirements) as the Committee in its discretion determines to be appropriate.

(j) <u>Conversion Awards</u>. Awards may be granted under the Plan in substitution for similar awards held by individuals who become Eligible Persons as a result of a merger, consolidation or acquisition of another entity or the assets of another entity by or with the Company or an Affiliate of the Company. Such Conversion Awards that are Options or Stock Appreciation Rights may have an exercise price that is less than the Fair Market Value of a share of Stock on the date of the substitution if such substitution complies with the Nonqualified Deferred Compensation Rules and other applicable laws and exchange rules.

(k) <u>Performance Awards</u>. The Committee is authorized to designate any of the Awards granted under the foregoing provisions of this Section 6 as Performance Awards. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any Performance Goals applicable to a Performance Award, and may exercise its discretion to reduce or increase the amounts payable under any Performance Award. Performance Goals may differ for Performance Awards granted to any one Participant or to different Participants. The performance period applicable to any Performance Award may range from one to seven years.

7. Certain Provisions Applicable to Awards.

(a) <u>Stand-Alone, Additional, Tandem and Substitute Awards</u>. Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, or any of its Subsidiaries, or of any business entity to be acquired by the Company or any of its Subsidiaries, or any other right of an Eligible Person to receive payment from the Company. Such additional, tandem and substitute or exchange Awards may be granted at any time. If an Award is granted in substitution or exchange for another Award, the Committee shall require the surrender of such other Award in consideration for the grant of the new Award.

(b) <u>No Repricing; No Reload Options</u>. Notwithstanding any provision of the Plan to the contrary (other than in accordance with Sections 8(b) through 8(h) hereof), without the approval of stockholders, the terms of outstanding Awards may not be amended to reduce the Exercise Price or grant price of outstanding Options or SARs or to cancel outstanding Options and SARs in exchange for cash, other Awards or Options or SARs with an Exercise Price or grant price that is less than the Exercise Price or grant price of the original Options or SARs. Reload Options may not be granted under the Plan.

(c) <u>Limit on Transfer of Awards</u>.

(i) Except as provided in Section 7(c)(iii) below, each Option and SAR shall be exercisable only by the Participant during the Participant's lifetime, or by the person to whom the Participant's rights shall pass by will or the laws of descent and distribution.

(ii) Except as provided in Section 7(c)(iii) below, no Award and no right under any such Award may be assigned, alienated, pledged, hedged, attached, sold or otherwise transferred or encumbered by a Participant and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate.

(iii) To the extent specifically provided by the Committee all or part of an Award may be transferred by a Participant without consideration to one or more immediate family members or related family trusts, limited partnerships or similar entities or on such terms and conditions as the Committee may from time to time establish. In addition, an Award may be transferred pursuant to a Participant's written beneficiary form or will or the laws of descent and distribution or, if approved or ratified by the Committee, pursuant to a domestic relations order entered or approved by a court of competent jurisdiction upon delivery to the Company of written notice of such transfer and a certified copy of such order. Notwithstanding the foregoing provisions of this Section 7(c), an ISO shall not be transferable other than by will or the laws of descent and distribution.

(d) <u>Minimum Vesting Requirements</u>. The minimum vesting or forfeiture restriction period for Awards (other than Performance Awards, which are subject to the performance period requirements described in Section 6(k) hereof, and Cash Awards) shall be three years, with such vesting or lapse of forfeiture restrictions occurring either on a *pro rata* basis, with any *pro rata* formula determined in the good faith discretion of the Committee (<u>provided</u> no tranche of any Award shall vest prior to one year from the date of grant of such Award, except as provided below in this Section 7(d)), or all at the end of such period, as determined by the Committee and subject to the Committee's authority pursuant to Section 7(j) and Section 8 hereof in the event of a Participant's termination of employment or service or upon the occurrence of certain events. Notwithstanding the foregoing, a vesting or forfeiture restriction period of less than three years may be approved for Awards (other than Performance Awards and Cash Awards) with respect to up to 10% of the shares of Stock authorized for issuance under Section 4(a) hereof.

(e) <u>Term of Awards</u>. Except as otherwise specified herein, the term of each Award shall be for such period as may be determined by the Committee; <u>provided</u> that in no event shall the term of any Option or SAR exceed a period of ten years (or such shorter term as may be required with respect to an ISO under section 422 of the Code).

(f) <u>Form and Timing of Payment under Awards; Deferrals</u>. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or any of its Subsidiaries upon the exercise or settlement of an Award may be made in such forms as the Committee shall determine in its discretion, including cash, Stock, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis (which may be required by the Committee or permitted at the election of the Participant on terms and conditions established by the Committee). Payments may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of

Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in Stock. The Plan shall not constitute an "employee benefit plan" for purposes of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

(g) <u>Evidencing Stock</u>. The Stock or other securities of the Company delivered pursuant to an Award may be evidenced in any manner deemed appropriate by the Committee in its sole discretion, including in the form of a certificate issued in the name of the Participant or by book entry, electronic or otherwise, and shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which such Stock or other securities are then listed, and any applicable federal, state or other laws, and the Committee may cause a legend or legends to be inscribed on any such certificates to make appropriate reference to such restrictions. If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

(h) <u>Consideration for Grants</u>. Awards may be granted for such consideration, including services, as the Committee shall determine, but shall not be granted for less than the minimum lawful consideration.

(i) <u>Additional Agreements</u>. Each Eligible Person to whom an Award is granted under the Plan may be required to agree in writing, as a condition to the grant of such Award or otherwise, to subject an Award to a general release of claims and/or a noncompetition or other restrictive covenant agreement in favor of the Company and its Affiliates, with the terms and conditions of such agreement(s) to be determined in good faith by the Committee.

(j) <u>Termination of Service</u>. Except as provided herein, the treatment of an Award upon a termination of employment or any other service relationship by and between a Participant and the Company or any Subsidiary shall be specified in the applicable Award Agreement.

8. **Amendment; Subdivision or Consolidation; Recapitalization; Change in Control; Reorganization.**

(a) <u>Amendments to the Plan and Awards</u>. The Board may amend, alter, suspend, discontinue or terminate the Plan or the Committee's authority to grant Awards under the Plan without the consent of stockholders or Participants, except that any amendment or alteration to the Plan, including any increase in any share limitation, shall be subject to the approval of the Company's stockholders not later than the annual meeting next following such Board action if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted, and the Board may otherwise, in its discretion, determine to submit other such changes to the Plan to stockholders for approval; <u>provided</u> that, without the consent of an affected Participant, no such Board action may materially and adversely affect the rights of such Participant under any previously granted and outstanding Award. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award Agreement relating thereto, except as otherwise provided in the Plan; <u>provided</u>, <u>however</u>, that, without the consent of an affected Participant, no such Committee action may materially and adversely affect the rights of such Participant under such Award. For purposes of clarity, any adjustments made to Awards pursuant to Sections 8(b) through 8(h) hereof will be deemed *not* to materially and adversely affect the rights of any Participant under any previously granted and outstanding Award and therefore may be made without the consent of affected Participants.

(b) <u>Existence of Plans and Awards</u>. The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Company, the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of debt or equity securities ahead of or affecting Stock or the rights thereof, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding.

(c) Subdivision or Consolidation of Shares. The terms of an Award and the share limitations under the Plan shall be subject to adjustment by the Committee from time to time, in accordance with the following provisions:

(i) If at any time, or from time to time, the Company shall subdivide as a whole (by reclassification, by a Stock split, by the issuance of a distribution on Stock payable in Stock, or otherwise) the number of shares of Stock then outstanding into a greater number of shares of Stock or in the event the Company distributes an extraordinary cash dividend, then, as appropriate (A) the maximum number of shares of Stock available under the Plan or in connection with Awards as provided in Sections 4 and 5 hereof shall be increased proportionately, and the kind of shares or other securities available under the Plan shall be appropriately adjusted, (B) the number of shares of Stock (or other kind of shares or securities or property) that may be acquired under any then outstanding Award shall be increased proportionately and (C) the price (including the Exercise Price or grant price) for each share of Stock (or other kind of shares or securities or property) subject to then outstanding Awards shall be reduced proportionately, without changing the aggregate purchase price or value as to which outstanding Awards remain exercisable or subject to restrictions.

(ii) If at any time, or from time to time, the Company shall consolidate as a whole (by reclassification, by reverse Stock split, or otherwise) the number of shares of Stock then outstanding into a lesser number of shares of Stock, then, as appropriate (A) the maximum number of shares of Stock available for the Plan or in connection with Awards as provided in Sections 4 and 5 hereof shall be decreased proportionately, and the kind of shares or other securities available for the Plan shall be appropriately adjusted, (B) the number of shares of Stock (or other kind of shares or securities) that may be acquired under any then outstanding Award shall be decreased proportionately and (C) the price (including the Exercise Price or grant price) for each share of Stock (or other kind of shares or securities) subject to then outstanding Awards shall be increased proportionately, without changing the aggregate purchase price or value as to which outstanding Awards remain exercisable or subject to restrictions.

(iii) Whenever the number of shares of Stock subject to outstanding Awards and the price for each share of Stock subject to outstanding Awards are required to be adjusted as provided in this Section 8(c), the Committee shall promptly prepare a notice setting forth, in reasonable detail, the event requiring adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the change in price and the number of shares of Stock, other securities, cash or property purchasable subject to each Award after giving effect to the adjustments. The Committee shall promptly provide each affected Participant with such notice.

(d) Recapitalization. If the Company recapitalizes, reclassifies its capital stock, or otherwise changes its capital structure (a "**recapitalization**") without the occurrence of a Change in Control, the number and class of shares of Stock covered by an Award theretofore granted shall be adjusted so that such Award shall thereafter cover the number and class of shares of stock and securities to which the holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to the recapitalization, the holder had been the holder of record of the number of shares of Stock then covered by such Award (unless otherwise required by the Nonqualified Deferred Compensation Rules) and the share limitations provided in Sections 4 and 5 hereof shall be adjusted in a manner consistent with the recapitalization.

(e) Additional Issuances. Except as expressly provided herein, the issuance by the Company of shares of stock of any class or securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to Awards theretofore granted or the purchase price per share of Stock, if applicable.

(f) Change in Control.

(i) Double-Trigger Vesting. In the event of a Change in Control, the vesting and forfeiture restrictions on an Award shall not lapse, and the time of exercisability of an Award shall not be accelerated to a date, in either case, earlier than (A) the original date specified for the lapse of such vesting and forfeiture restrictions or the time of exercise in the applicable Award Agreement or (B) the date on which the Participant's employment or other service relationship with the Company and its Subsidiaries is terminated by the Company or a Subsidiary without Cause or by the Participant for Good Reason, provided such termination date occurs within 12 months following the date of such Change in Control.

(ii) Award Adjustments. Upon a Change in Control, the Committee, acting in its sole discretion without the consent or approval of any holder, may effect one or more of the following alternatives, which may vary among individual holders and which may vary among Options, SARs or other Awards held by any individual holder: (A) provide for a cash payment with respect to outstanding Awards by requiring the mandatory surrender to the Company by selected holders of some or all of the outstanding Awards held by such holders (irrespective of whether such Awards are then vested or exercisable pursuant to the Plan) as of a date, before or after such Change in Control, specified by the Committee, in which event the Committee shall thereupon cancel such Awards (with respect to all shares subject to such Awards) and pay to each holder an amount of cash (or other consideration including securities or other property) per share equal to (1) with respect to any Option or SAR, the excess, if any, of (x) the Change in Control Price (as defined in Section 8(g) hereof) with respect to the share subject to such Option or SAR over (y) the Exercise Price or grant price applicable to such Option or SAR (except that to the extent the Exercise Price or grant price under any such Option or SAR is equal to or exceeds the Change in Control Price, in which case no amount shall be payable with respect to such Option or SAR) or (2) with respect to any other Award, the Change in Control Price, and provided that, in either case, the Committee may determine that, notwithstanding the cancelation of all shares subject to an Award, any such cash payment shall only be made for shares for which such Award is vested and/or exercisable; (B) provide for the assumption, substitution or continuation of Awards by the successor company or a parent or subsidiary thereof; or (C) make such adjustments to Awards then outstanding as the Committee deems appropriate to reflect such Change in Control; provided, however, that the Committee may determine in its sole discretion that no adjustment is necessary to Awards then outstanding.

(g) Change in Control Price. With respect to any Change in Control, the "**Change in Control Price**" shall mean the amount determined in the following clause (i), (ii), (iii), (iv) or (v), whichever is applicable, as follows: (i) the price per share offered to holders of Stock in any merger or consolidation, (ii) the per share Fair Market Value of the Stock immediately before the Change in Control without regard to assets sold in the Change in Control and assuming the Company has received the consideration paid for the assets in the case of a sale of the assets, (iii) the amount distributed per share of Stock in a dissolution transaction, (iv) the price per share offered to holders of Stock in any tender offer or exchange offer whereby a Change in Control takes place or (v) if such Change in Control occurs other than pursuant to a transaction described in clause (i), (ii), (iii) or (iv) of this Section 8(g), the Fair Market Value per share of the Stock that may otherwise be obtained with respect to such Awards or to which such Awards track, as determined by the Committee as of the date determined by the Committee to be the date of cancelation and surrender of such Awards. In the event that the consideration offered to stockholders of the Company in any Change in Control consists of anything other than cash, the Committee shall determine the fair cash equivalent of the portion of the consideration offered which is other than cash, and such determination shall be binding on all affected Participants to the extent applicable to Awards held by such Participants.

(h) Impact of Events on Awards Generally. In the event of a Change in Control or changes in the outstanding Stock by reason of a recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change in capitalization occurring after the date of the grant of any Award and not otherwise provided for by this Section 8, any outstanding Awards and any Award Agreements evidencing such Awards shall be subject to adjustment by the Committee at its discretion, which adjustment may, in the Committee's discretion, be described in the Award Agreement and may include, but not be limited to, adjustments as to the number and price of shares of Stock or other consideration subject to such Awards, conversion of such Awards into awards denominated in the securities or other interests of any successor person, or the cash settlement of such Awards in exchange for the cancelation thereof or the cancelation of Awards either with or without consideration. In the event of any such change in the outstanding Stock, the share limitations in Sections 4 and 5 of the Plan may be appropriately adjusted by the Committee, whose determination shall be conclusive.

9. General Provisions.

(a) <u>No Rights to Award</u>. No person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants. The terms and conditions of Awards need not be the same with respect to each recipient.

(b) <u>Tax Withholding</u>. The Company and any of its Subsidiaries are authorized to withhold from any Award granted, or any payment relating to an Award under the Plan, including from a distribution of Stock, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company, its Subsidiaries and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. The Committee shall determine the form of payment of such tax withholding obligations, including cash or cash equivalents, Stock (including previously owned shares or through a cashless or net settlement or a broker-assisted sale or other reduction of the amount of shares otherwise issuable pursuant to the Award), other property, or any other legal consideration the Committee deems appropriate. This shall include authority to, in the discretion of the Committee with respect to any Participant who is subject to Rule 16b-3 (which Committee, for these purposes, shall be comprised of two or more "nonemployee directors" within the meaning of Rule 16b-3(b)(3) or the full Board and which such discretion may not be delegated to management), withhold, sell or receive Stock or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations, either on a mandatory or elective basis; <u>provided</u> that, if such tax obligations are satisfied through the withholding of shares of Stock that are otherwise issuable to the Participant pursuant to an Award (or through the surrender of shares of Stock by the Participant to the Company), the number of shares of Stock that may be so withheld (or surrendered) shall not exceed the number of shares of Stock that have an aggregate Fair Market Value on the date of withholding (or surrender) equal to the aggregate amount of such obligations determined based on the maximum statutory withholding rates in the applicable Participant's jurisdiction that may be utilized without creating adverse accounting treatment with respect to such Award, as determined by the Committee.

(c) <u>Limitation on Rights Conferred under Plan</u>. Neither the Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company or any of its Subsidiaries, (ii) interfering in any way with the right of the Company or any of its Subsidiaries to terminate any Eligible Person's or Participant's employment or service relationship at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and/or employees and/or other service providers, or (iv) conferring on a Participant any of the rights of a stockholder of the Company unless and until the Participant is duly issued or transferred shares of Stock in accordance with the terms of an Award.

(d) <u>Governing Law</u>. All questions arising with respect to the provisions of the Plan and Awards shall be determined by application of the laws of the State of Delaware, without giving effect to any conflict of law provisions thereof, except to the extent Delaware law is preempted by federal law. The obligation of the Company to sell and deliver Stock hereunder is subject to applicable federal and state laws and to the approval of any governmental authority required in connection with the authorization, issuance, sale, or delivery of such Stock.

(e) <u>Severability</u>. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable law or, if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award and the remainder of the Plan and any such Award shall remain in full force and effect. If any of the terms or provisions of the Plan or any Award Agreement conflict with the requirements of Rule 16b-3 (as those terms or provisions are applied to Eligible Persons who are subject to section 16(b) of the Exchange Act) or section 422 of the Code (with respect to Incentive Stock Options), then those conflicting terms or provisions shall be deemed inoperative to the extent they so conflict with the requirements of Rule 16b-3 (unless the Board or the Committee, as appropriate, has expressly determined that the Plan or such Award should not comply with Rule 16b-3) or section 422 of the Code. With respect to Incentive Stock Options, if the Plan does not contain any provision required to be included herein under section 422 of the Code, that provision shall be deemed to be incorporated herein with the same force and effect as if that provision had been set out at length herein; <u>provided</u>, <u>further</u>, that, to the extent any Option that is intended to qualify as an Incentive Stock Option cannot so qualify, that Option (to that extent) shall be deemed a Nonstatutory Stock Option for all purposes of the Plan.

(f) <u>Unfunded Status of Awards; No Trust or Fund Created</u>. The Plan is intended to constitute an "unfunded" plan for certain incentive awards. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company or any Subsidiary pursuant to an Award, such right shall be no greater than the right of any general unsecured creditor of the Company or such Subsidiary.

(g) <u>Nonexclusivity of the Plan</u>. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable. Nothing contained in the Plan shall be construed to prevent the Company or any of its Subsidiaries from taking any corporate action that is deemed by the Company or such Subsidiary to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No employee, beneficiary or other person shall have any claim against the Company or any of its Subsidiaries as a result of any such action.

(h) <u>Fractional Shares</u>. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine in its sole discretion whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional shares of Stock or whether such fractional shares of Stock or any rights thereto shall be canceled, terminated, or otherwise eliminated with or without consideration.

(i) <u>Headings</u>. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

(j) <u>Facility of Payment</u>. Any amounts payable hereunder to any individual under legal disability or who, in the judgment of the Committee, is unable to manage properly his financial affairs, may be paid to the legal representative of such individual, or may be applied for the benefit of such individual in any manner that the Committee may select, and the Company shall be relieved of any further liability for payment of such amounts.

(k) <u>Interpretation</u>. Pronouns and other words of gender shall be read as gender-neutral. Words importing the plural shall include the singular and the singular shall include the plural. The words "include", "includes" or "including" shall be deemed to be followed by the words "without limitation".

(l) <u>Conditions to Delivery of Stock</u>. Nothing herein or in any Award Agreement shall require the Company to issue any shares with respect to any Award if that issuance would, in the opinion of counsel for the Company, constitute a violation of the Securities Act or any similar or superseding statute or statutes, any other applicable statute or regulation, or the rules of any applicable securities exchange or securities association, as then in effect. In addition, each Participant who receives an Award under the Plan shall not sell or otherwise dispose of Stock that is acquired upon grant or vesting of an Award in any manner that would constitute a violation of any applicable federal or state securities laws, the Plan or the rules, regulations or other requirements of the Securities and Exchange Commission or any stock exchange upon which the Stock is then listed. At the time of any exercise of an Option or Stock Appreciation Right, or at the time of any grant of any other Award the Company may, as a condition precedent to the exercise of such Option or Stock Appreciation Right or settlement of such other Award, require from the Participant (or in the event of his or her death, his or her legal representatives, heirs, legatees, or distributees) such written representations, if any, concerning the holder's intentions with regard to the retention or disposition of the shares of Stock being acquired pursuant to the Award and such written covenants and agreements, if any, as to the manner of disposal of such shares as, in the opinion of counsel to the Company, may be necessary to ensure that any disposition by that holder (or in the event of the holder's death, his or her legal representatives, heirs, legatees, or distributees) will not involve a violation of the Securities Act or any similar or superseding statute or statutes, any other applicable state or federal statute or regulation, or any rule of any applicable securities exchange or securities association, as then in effect. No Stock or other securities shall be delivered pursuant to any Award until payment in full of any amount required to be paid pursuant to the Plan or the applicable Award Agreement (including any exercise price or tax withholding) is received by the Company.

(m)   Clawback. Awards granted under the Plan are made subject to compliance with the Company's Code of Business Conduct or policies referenced therein ("**CBC**"). In the event of breach or violation of the CBC, disciplinary action under this Section 9(m) may include, without limitation, reduction, cancelation, forfeiture or recoupment of Awards as determined by the Committee. In addition, Awards granted under the Plan shall be subject to any written clawback policy that the Company, with the approval of the Board, may adopt to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission and the New York Stock Exchange and that the Company determines should apply to the Plan. A Participant's acceptance of any Award issued under the Plan will constitute such Participant's agreement to subject the Award to such potential clawback, reduction, cancelation, forfeiture or recoupment in accordance with this Section 9(m).

(n)   Section 409A of the Code. It is the general intention, but not the obligation, of the Committee to design Awards to comply with or to be exempt from the Nonqualified Deferred Compensation Rules, and Awards will be operated and construed accordingly. Neither this Section 9(n) nor any other provision of the Plan is or contains a representation to any Participant regarding the tax consequences of the grant, vesting, exercise, settlement, and/or sale of any Award (or the Stock underlying such Award) granted hereunder, or should be interpreted as such and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Employee on account of noncompliance with the Nonqualified Deferred Compensation Rules. Notwithstanding any provision in the Plan or an Award Agreement to the contrary, in the event that a "specified employee" (as defined under the Nonqualified Deferred Compensation Rules) becomes entitled to a payment under an Award that would be subject to additional taxes and interest under section 409A of the Code if the Participant's receipt of such payment or benefit is not delayed until the earlier of (i) the date of the Participant's death, or (ii) the date that is six months after the Participant's "separation from service" as defined under the Nonqualified Deferred Compensation Rules (such date, the "**Section 409A Payment Date**"), then such payment or benefit shall not be provided to the Participant until the Section 409A Payment Date. Any amounts subject to the preceding sentence that would otherwise be payable prior to the Section 409A Payment Date will be aggregated and paid in a lump sum without interest on the Section 409A Payment Date. The applicable provisions of the Nonqualified Deferred Compensation Rules are hereby incorporated by reference and shall control over any Plan or Award Agreement provision in conflict therewith. To the extent that the Board determines an Award is subject to the Nonqualified Deferred Compensation Rules and fails to comply with the Nonqualified Deferred Compensation Rules, the Board reserves the right (without any obligation to do so) to amend, restructure, terminate or replace such Award in order to cause the Award to either not be subject to section 409A or to comply with the applicable provisions of such section.

(o)   Plan Effective Date and Term. The Plan was adopted by the Board on February 11, 2015 and approved by the stockholders of the Company on May 1, 2015 effective as of such date. The Plan was amended on July 14, 2016 (the "**First Amendment**") and May 4, 2018 (the "**Second Amendment**"), and was amended and restated upon its approval by the stockholders of the Company on May 29, 2020. Awards that were granted on or before July 14, 2016 were amended to reflect the First Amendment. Awards that were granted on or before May 4, 2018 remain subject to the terms and conditions of the Plan that were in effect immediately prior to the effective date of the Second Amendment. Awards that are outstanding as of the date stockholders approved the amendment and restatement of the Plan will remain subject to terms and conditions of the Plan that were in effect immediately prior to such approval. No Awards may be granted under the Plan on and after the tenth anniversary of the Effective Date, which is the date the stockholders most recently approved this Plan as amended and restated. However, any Award granted prior to such termination, and the authority of the Board or Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under such Award in accordance with the terms of the Plan, shall extend beyond such termination date until the final disposition of such Award.

Annex B

WRITTEN CONSENT AMENDMENT

RESOLVED, that Article V.A of the Restated Certificate of Incorporation, as amended, of this Corporation be amended so that in its entirety, said Article V.A shall read as set forth below:

A. All actions required or permitted to be taken by the holders of Common Stock of the Corporation, including the removal and replacement of directors and the filling of any newly created directorship resulting from an increase in the number of directors or any other vacancy on the Board of Directors, may be effected by the written consent of such holders pursuant to Section 228 of the DGCL; provided that no such action may be effected except in accordance with the provisions of this Article V.A, the By-laws of the Corporation, as amended from time to time, and applicable law.

(a) **Request for Consent Record Date.** The record date for determining such stockholders entitled to consent to corporate action in writing without a meeting (a "Consent Record Date") shall be as fixed by the Board of Directors or as otherwise established under this Article V.A. Any holder of Common Stock of the Corporation seeking to have such stockholders authorize or take corporate action by written consent without a meeting shall, by written notice addressed to the Secretary of this Corporation, delivered to the Corporation and signed by stockholders of record holding shares representing in the aggregate at least 15% of the outstanding shares of Common Stock of the Corporation (the "Requisite Percent"), request that a Consent Record Date be fixed for such purpose (individually or collectively, a "Request"). If a stockholder of record is the nominee for more than one beneficial owner of shares of Common Stock of the Corporation, the stockholder of record may deliver a Request pursuant to this Article V.A solely with respect to the shares owned by the beneficial owner who is directing the stockholder of record to sign such Request. Following delivery of the Request from the Requisite Percent, the Board of Directors shall, by the later of (i) 20 days after delivery of a Request from the Requisite Percent and (ii) 5 days after delivery of all information required by the Corporation to determine the validity of the Request or to determine whether the action to which the Request relates may be effected by written consent, determine the validity of the Request and whether the Request relates to an action that may be taken by written consent and, if appropriate, adopt a resolution fixing the Consent Record Date. The Consent Record Date for such purpose shall be no more than 10 days after the date upon which the resolution fixing the Consent Record Date is adopted by the Board of Directors and shall not precede the date such resolution is adopted. If a valid Request from the Requisite Percent has been duly delivered to the Secretary of the Corporation but no Consent Record Date has been fixed by the Board of Directors by the date required by the fourth sentence of this paragraph (a), the Consent Record Date, when no prior action by the Board of Directors is required under the provisions of Delaware law with respect to the action to which the Request relates, shall be the close of business on the first date (after the expiration of the time period provided by the fourth sentence of this paragraph (a)) on which a signed written consent setting forth the action taken or proposed to be taken by written consent is delivered to the Corporation in accordance with paragraph (f) of this Article V.A and Section 228 of the DGCL; provided that, if prior action by the Board of Directors is required under the provisions of Delaware law with respect to the action to which the Request relates, the Consent Record Date shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(b) **Public Solicitation to Attain Requisite Percent.** Any stockholder of record (an "Initiating Stockholder") seeking to engage in a solicitation of 10 or more persons (as the term "solicitation" is defined under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any successor regulation) to attain the Requisite Percent (a "Public Solicitation") may engage in such a solicitation only if the Initiating Stockholder shall first deliver to the Secretary of the Corporation (in writing and not by electronic transmission) a request that the Board of Directors fix a record date to determine the stockholders entitled to deliver a Request in connection with such Public Solicitation (the "15% Solicitation Record Date"). The request shall be sent to the Secretary at the principal executive offices of the Corporation by registered mail, return receipt requested. The request for a 15% Solicitation Record Date must contain the information set forth or identified in paragraph (c) of this Article V.A. Following delivery of a request for a 15% Solicitation Record Date, the Board of Directors shall, by the later of (x) 10 days after delivery of such request and (y) 5 days after delivery of all information required by the Corporation to determine the validity of such request or to determine whether the action to which the request relates may be effected by written consent, determine the validity of such request and whether such request relates to an action that may be taken by written consent and, if appropriate, adopt a resolution fixing the 15%

Solicitation Record Date. The 15% Solicitation Record Date shall be no more than 10 days after the date upon which the resolution fixing the 15% Solicitation Record Date is adopted by the Board of Directors and shall not precede the date such resolution is adopted. If a valid request for a 15% Solicitation Record Date has been duly delivered to the Secretary of the Corporation but no 15% Solicitation Record Date has been fixed by the Board of Directors by the date required by the third sentence of this paragraph (b), the 15% Solicitation Record Date shall be the close of business on the tenth day after delivery of the valid request for the 15% Solicitation Record Date to the Secretary of the Corporation. To be valid, any Request that has been the subject of a Public Solicitation must be delivered to the Secretary of the Corporation no earlier than the applicable 15% Solicitation Record Date and no later than the 60th day after the applicable 15% Solicitation Record Date.

(c) **Notice Requirements.** The request for a 15% Solicitation Record Date required by paragraph (b) of this Article V.A in connection with a Public Solicitation (i) must be delivered to the Secretary of the Corporation by the Initiating Stockholder, who must be a record stockholder of the Corporation as of the time the request is delivered, (ii) must contain a representation that such Initiating Stockholder plans to engage in a Public Solicitation to attain the Requisite Percent, (iii) must describe the action proposed to be taken by written consent of stockholders, and (iv) must contain (x) such information, representations and completed questionnaires, to the extent applicable, then required by the By-laws of the Corporation, as amended from time to time, as though such Initiating Stockholder was intending to make a nomination of persons for election to the Board of Directors or to bring any other matter before a meeting of stockholders, as applicable, and such information, representations, and completed questionnaires shall be provided with respect to the Initiating Stockholder and any other person that is part of a "group" (within the meaning of Section 13(d) of the Exchange Act and the rules thereunder) with the Initiating Stockholder, and (y) the text of the proposed action to be taken (including the text of any resolutions to be adopted by written consent of stockholders and the language of any proposed amendment to the By-laws of the Corporation). The Corporation may require any Initiating Stockholder (and any other person that is part of a group with the Initiating Stockholder) to furnish such other information as may be requested by the Corporation to determine the validity of any request for a 15% Solicitation Record Date, the validity of any subsequently delivered Request or whether any such Request relates to an action that may be effected by written consent. Notwithstanding anything to the contrary set forth above, if one or more persons attain the Requisite Percent without engaging in a Public Solicitation, (x) the related Request must be signed by stockholders of record that hold shares representing the Requisite Percent as of the time such Request is delivered to the Secretary of the Corporation, (y) the information required under clauses (iii) and (iv) of the first sentence of this paragraph (c) shall be provided with respect to each stockholder submitting the Request (or the beneficial owner who is directing the stockholder of record to submit such Request) at the time such Request is delivered to the Secretary of the Corporation pursuant to paragraph (a) of this Article V.A, and (z) the Corporation may require any such stockholder delivering a Request without engaging in a Public Solicitation to furnish such other information as may be requested by the Corporation to determine the validity of any Request, or whether such Request relates to an action that may be effected by written consent.

(d) **Actions Which May Be Taken by Written Consent.** The Board of Directors is not obligated to set a Consent Record Date or a 15% Solicitation Record Date, and stockholders are not entitled to act by written consent, if (i) the action relates to an item of business that is not a proper subject for stockholder action under applicable law, (ii) the Request for such action or request for the related 15% Solicitation Record Date is delivered to the Corporation during the period commencing 90 days prior to the first anniversary of the date of the notice of annual meeting for the immediately preceding annual meeting and ending on the earlier of (x) the date of the next annual meeting and (y) 30 calendar days after the first anniversary of the date of the immediately preceding annual meeting, (iii) an identical or substantially similar item (as determined in good faith by the Board of Directors, a "Similar Item") was presented at a meeting of stockholders held not more than 90 days before the Request for such action or request for the related 15% Solicitation Record Date is delivered to the Corporation (and, for purposes of this clause, the election or removal of directors shall be deemed a "Similar Item" with respect to all items of business involving the election or removal of directors), (iv) a Similar Item is included in the Corporation's notice as an item of business to be brought before a stockholders meeting that has been called by the time the Request or request for the related 15% Solicitation Record Date is delivered to the Corporation but not yet held, (v) such Request was made, any Request was solicited, or any related Public Solicitation was made, in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law, (vi) after the Board fixes a Consent Record Date following the receipt of a Request, the proposed action subject to the written consent following such Request deviates in any material respect (as determined by the Board of Directors) from the action described in the notice submitted to the Corporation under paragraph (c) or (vii) sufficient written consents are not delivered to the Corporation prior to the first anniversary of the date of the notice of annual meeting for the immediately preceding annual meeting.

(e) **Form and Timing of Consent.** No written consent purporting to take or authorize the taking of corporate action (each such written consent is referred to in this paragraph and in paragraph (f) as a "Consent") shall be effective to take the corporate action referred to therein unless Consents signed by a sufficient number of stockholders to take such action are delivered to the Corporation in the manner required by paragraph (f) of this Article V.A within 60 days of the first date on which a Consent is so delivered to this Corporation. A Consent shall not be valid if it purports to provide (or if the person signing such Consent provides, through instructions to an agent or otherwise) that it will be effective at a future time or at a time determined upon the happening of an event.

(f) **Delivery of Consents.** No Consents may be delivered to the Corporation or its registered office in the State of Delaware until 60 days after the delivery of a valid Request from the Requisite Percent. Consents must be delivered to the Corporation by delivery to its registered office in the State of Delaware or its principal place of business or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery must be made by hand or by certified or registered mail, return receipt requested. The Corporation shall not be required to accept a Consent given by electronic transmission unless (i) a paper reproduction of the Consent is delivered in accordance with the preceding sentence, and (ii) any such electronic transmission sets forth or is delivered with information from which the Corporation can determine (A) that the electronic transmission was transmitted by the stockholder and (B) the date on which such stockholder transmitted such electronic transmission. In the event of the delivery to the Corporation or its registered office in the State of Delaware of Consents, the Secretary of this Corporation, or such other officer of this Corporation as the Board of Directors may designate, shall provide for the safe-keeping of such Consents and any related revocations and shall promptly conduct such ministerial review of the sufficiency of all Consents and any related revocations and of the validity of the action to be taken by written consent as the Secretary of this Corporation, or such other officer of this Corporation as the Board of Directors may designate, as the case may be, deems necessary or appropriate, including, without limitation, whether the stockholders of a number of shares having the requisite voting power to authorize or take the action specified in Consents have given consent; provided, however, that if the action to which the Consents relate is the election or removal of one or more members of the Board of Directors, the Secretary of this Corporation, or such other officer of the Corporation as the Board of Directors may designate, as the case may be, shall promptly designate one or more persons, who shall not be members of the Board of Directors, to serve as inspector(s) with respect to such Consent, and such inspector(s) shall discharge the functions of the Secretary of this Corporation, or such other officer of this Corporation as the Board of Directors may designate, as the case may be, under this Article V.A. If after such investigation the Secretary of this Corporation, such other officer of this Corporation as the Board of Directors may designate or the inspector(s), as the case may be, shall determine that the action purported to have been taken is duly authorized by the Consents, that fact shall be certified on the records of this Corporation kept for the purpose of recording the proceedings of meetings of stockholders and the Consents shall be filed in such records. In conducting the investigation required by this section, the Secretary of this Corporation, such other officer of this Corporation as the Board of Directors may designate or the inspector(s), as the case may be, may, at the expense of this Corporation, retain special legal counsel and any other necessary or appropriate professional advisors as such person or persons may deem necessary or appropriate and, to the fullest extent permitted by law, shall be fully protected in relying in good faith upon the opinion of such counsel or advisors.

(g) **Effectiveness of Consent.** Notwithstanding anything in the Certificate of Incorporation to the contrary, no action may be taken by written consent of the holders of Common Stock of the Corporation except in accordance with this Article V.A, the By-laws of the Corporation then in effect and applicable law. If the Board of Directors shall determine that any Request to fix a Consent Record Date, request to fix a 15% Solicitation Record Date or to take stockholder action by written consent was not properly made in accordance with, or relates to an action that may not be effected by written consent pursuant to, this Article V.A, the By-laws of the Corporation or applicable law, or the stockholder or stockholders seeking to take such action do not otherwise comply with this Article V.A, the By-laws of the Corporation or applicable law, then the Board of Directors shall not be required to fix a Consent Record Date or 15% Solicitation Record Date and any such purported action by written consent shall be null and void to the fullest extent permitted by applicable law. No action by written consent without a meeting shall be effective until such date as the Secretary of this Corporation, such other officer of this Corporation as the Board of Directors may designate, or the inspector(s), as applicable, certify to this Corporation that the Consents delivered to this Corporation in accordance with paragraph (f) of this Article V.A, represent at least the minimum number of votes that would be necessary to take the corporate action at a meeting at which all shares entitled to vote thereon were present and voted, in accordance with Delaware law and the Certificate of Incorporation.

(h) **Challenge to Validity of Consent.** Nothing contained in this Article V.A shall in any way be construed to suggest or imply that the Board of Directors of the Corporation or any stockholder shall not be entitled to contest the validity of any Consent or related revocations, whether before or after such certification by the Secretary of the Corporation, such other officer of the Corporation as the Board of Directors may designate or the inspector(s), as the case may be, or to prosecute or defend any litigation with respect thereto, in each case to the fullest extent permitted by law.

(i) **Board-solicited Stockholder Action by Written Consent.** Notwithstanding anything to the contrary set forth above, (x) none of the foregoing provisions of this Article V.A or any related provisions of the By-Laws of the Corporation shall apply to any solicitation of stockholder action by written consent by or at the direction of the Board of Directors and (y) the Board of Directors shall be entitled to solicit stockholder action by written consent in accordance with applicable law.

(j) **Interpretation.** The Board of Directors shall have the exclusive power to interpret the provisions of this Article V.A and make all determinations deemed necessary or advisable for the administration thereof, in each case to the fullest extent permitted by law. All such actions, calculations, interpretations, and determinations that are done or made by the Board of Directors in good faith, shall be final, conclusive, and binding on the Corporation and its stockholders, in each case to the fullest extent permitted by law.

Annex C

SPECIAL MEETING AMENDMENTS

RESOLVED, that Article V.B of the Restated Certificate of Incorporation, as amended, of this Corporation be amended so that in its entirety, said Article V.B shall read as set forth below:

A. Special meetings of the stockholders of the Corporation for any purpose or purposes shall be called at any time by the Board of Directors or the Chairman of the Board of Directors. Subject to compliance with the procedures set forth in the By-laws of the Corporation, as amended from time to time, special meetings may be called by the Secretary of the Corporation upon the written request of the record holders of at least 15% of the outstanding common stock of the Corporation. Special meetings of stockholders of the Corporation may not be called by any other person or persons.

RESOLVED, that Article VI.A of the Restated Certificate of Incorporation, as amended, of this Corporation be amended so that in its entirety, said Article VI.A shall read as set forth below:

B. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by, or in such manner as may be provided in, the By-laws of the Corporation. All directors shall be of one class and serve for a term ending at the annual meeting following the annual meeting at which the director was elected and until such director's successor shall be duly elected and qualified, subject, however, to such director's prior death, resignation, disqualification or removal from office. In no case will a decrease in the number of directors shorten the term of any incumbent director. Any newly created directorship resulting from an increase in the number of directors or any other vacancy on the Board of Directors may be filled by a majority of the Board of Directors then in office, even if less than a quorum, by a sole remaining director or by resolution duly adopted by the stockholders.

Annex D

OCCIDENTAL PETROLEUM CORPORATION

and

EQUINITI TRUST COMPANY, as Rights Agent

RIGHTS AGREEMENT

Dated as of March 12, 2020

TABLE OF CONTENTS

RIGHTS AGREEMENT

Rights Agreement, dated as of March 12, 2020 ("***Agreement***"), between Occidental Petroleum Corporation, a Delaware corporation (the "***Company***"), and Equiniti Trust Company, as Rights Agent (the "***Rights Agent***").

The Board of Directors of the Company has adopted resolutions creating a series of preferred stock designated as "Series B Junior Participating Preferred Stock" and authorized and declared a dividend of one preferred share purchase right (a "***Right***") for each share of Common Stock (as hereinafter defined) outstanding as of the Close of Business (as defined below) on March 23, 2020 (the "***Record Date***"), each Right initially representing the right to purchase one ten-thousandth (subject to adjustment as provided herein) of a share of Preferred Stock (as hereinafter defined), upon the terms and subject to the conditions herein set forth, and has further authorized and directed the issuance of one Right (subject to adjustment as provided herein) with respect to each share of Common Stock that shall become outstanding between the Record Date and the earlier of the Distribution Date and the Expiration Date (as such terms are hereinafter defined); provided, however, that Rights may be issued with respect to shares of Common Stock that shall become outstanding after the Distribution Date and prior to the Expiration Date in accordance with Section 22.

Accordingly, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

Section 1. Certain Definitions. For purposes of this Agreement, the following terms have the meaning indicated:

(a) "***Acquiring Person***" shall mean any Person (as such term is hereinafter defined) who or which shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the shares of Common Stock then outstanding, but shall not include (i) an Exempt Person (as such term is hereinafter defined) or (ii) a Passive Institutional Investor (as such term is hereinafter defined), so long as, in the case of this clause (ii), such Person is not the Beneficial Owner of 20% or more of the shares of Common Stock then outstanding, but subject to the provisions in the definition of "Passive Institutional Investor"; provided, however, that

(i) if the Board of Directors of the Company determines that a Person who would otherwise be an "Acquiring Person" became the Beneficial Owner of a number of shares of Common Stock such that the Person would otherwise qualify as an "Acquiring Person" inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned that number of shares of Common Stock that would otherwise cause such Person to be an "Acquiring Person" or (B) such Person was aware of the extent of its Beneficial Ownership of Common Stock but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement) and without any intention of obtaining, changing or influencing control of the Company, then such Person shall not be deemed to be or to have become an "Acquiring Person" unless and until such Person shall have failed to divest itself, as soon as practicable (as determined by the Board of Directors of the Company), of Beneficial Ownership of a sufficient number of shares of Common Stock so that such Person would no longer otherwise qualify as an "Acquiring Person";

(ii) if, as of the date hereof or prior to the first public announcement of the adoption of this Agreement, any Person is or becomes the Beneficial Owner of 15% (20% in the case of a Passive Institutional Investor) or more of the shares of Common Stock outstanding, such Person shall not be deemed to be or to become an "Acquiring Person" unless and until such time as such Person shall, after the first public announcement of the adoption of this Agreement, become the Beneficial Owner of any additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock or pursuant to a split or subdivision of the outstanding Common Stock), unless, upon becoming the Beneficial Owner of such additional shares of Common Stock, such Person is not then the Beneficial Owner of 15% (20% in the case of a Passive Institutional Investor) or more of the shares of Common Stock then outstanding;

(iii) no Person shall become an "Acquiring Person" solely as a result of any unilateral grant of any security by the Company or through the exercise of any options, warrants, rights or similar interests (including restricted stock) granted by the Company to its directors, officers and employees;

(iv) no Person shall become an "Acquiring Person" solely as a result of the payment of dividends on the Company's Cumulative Perpetual Preferred Stock, Series A in Common Stock or solely as the result of the exercise of the warrant to purchase shares of Common Stock pursuant to the Securities Purchase Agreement dated April 30, 2019 between the Company and Berkshire Hathaway, Inc. (the "***Berkshire Hathaway SPA***");

(v)   no Person shall become an "Acquiring Person" solely as the result of an acquisition of shares of Common Stock by the Company which, by reducing the number of shares of Common Stock outstanding, increases the proportion of the shares of Common Stock beneficially owned by such Person to 15% (20% in the case of a Passive Institutional Investor) or more of the Common Stock then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% (20% in the case of a Passive Institutional Investor) or more of the shares of Common Stock then outstanding by reason of such share acquisitions by the Company and shall thereafter become the Beneficial Owner of any additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock or pursuant to a split or subdivision of the outstanding Common Stock), then such Person shall be deemed to be an "Acquiring Person" unless, upon becoming the Beneficial Owner of such additional shares of Common Stock, such Person does not beneficially own 15% (20% in the case of a Passive Institutional Investor) or more of the shares of Common Stock then outstanding; and

(vi)   no Person shall become an "Acquiring Person" solely as the result of the acquisition by such Person of Beneficial Ownership of shares of Common Stock from an individual who, on the later of the date hereof and the first public announcement of this Agreement, is the Beneficial Owner of 15% (20% in the case of a Passive Institutional Investor) or more of the Common Stock then outstanding if such shares of Common Stock are received by such Person upon such individual's death pursuant to such individual's will or pursuant to a charitable trust created by such individual for estate planning purposes unless and until such time as such Person shall become the Beneficial Owner of any additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock or pursuant to a split or subdivision of the outstanding Common Stock), unless, upon becoming the Beneficial Owner of such additional shares of Common Stock, such Person is not then the Beneficial Owner of 15% (20% in the case of a Passive Institutional Investor) or more of the shares of Common Stock then outstanding.

With respect to any Person, for all purposes of this Agreement, any calculation of the number of shares of Common Stock outstanding at any particular time, including for purposes of determining the particular percentage of the outstanding shares of Common Stock of which such Person is the Beneficial Owner, shall include the number of shares of Common Stock not outstanding at the time of such calculation that such Person is otherwise deemed to beneficially own for purposes of this Agreement, but the number of shares of Common Stock not outstanding that such Person is otherwise deemed to beneficially own for purposes of this Agreement shall not be included for the purpose of computing the percentage of the outstanding shares of Common Stock beneficially owned by any other Person (unless such other Person is also otherwise deemed to beneficially own for purposes of this Agreement such shares of Common Stock not outstanding).

(b)   "**Affiliate**" and "**Associate**" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act (as such term is hereinafter defined).

(c)   "**Agreement**" shall have the meaning set forth in the preamble.

(d)   A Person shall be deemed the "**Beneficial Owner**" of, shall be deemed to have "**Beneficial Ownership**" of and shall be deemed to "**beneficially own**" any securities:

(i)   which such Person or any of such Person's Affiliates or Associates is deemed to beneficially own, directly or indirectly, within the meaning of Rule l3d-3 of the General Rules and Regulations under the Exchange Act;

(ii)   which such Person or any of such Person's Affiliates or Associates has: (A) the right or obligation to acquire (whether such right is exercisable, or such obligation is required to be performed, immediately or only after the passage of time, upon compliance with regulatory requirements, upon the satisfaction of conditions (whether or not within the control of such Person) or otherwise) pursuant to any agreement, arrangement or understanding (whether or not in writing) (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), or upon the exercise of conversion rights, exchange rights, rights (other than the Rights), warrants or options, or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, (w) securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase, (x) securities which such Person has a right to acquire upon the exercise of Rights at any time prior to the time that any Person becomes an Acquiring Person, (y) securities issuable upon the exercise of Rights from and after the time that any Person becomes an Acquiring Person if such Rights were acquired by such first Person or any of such first Person's Affiliates or Associates prior to the Distribution Date or pursuant to Section 3(a) or Section 22 hereof ("**Original Rights**") or pursuant to Section 11(i) or Section 11(n) with respect to an adjustment to Original Rights, or (z) securities which such Person or any of such Person's Affiliates or Associates may acquire, does or do acquire or may be deemed to have the right to acquire, pursuant to any merger or other acquisition agreement between the Company and such Person (or one or more of such Person's Affiliates or Associates) if

such agreement has been approved by the Board of Directors of the Company prior to such Person's becoming an Acquiring Person; or (B) the right to vote pursuant to any agreement, arrangement or understanding (whether or not in writing); provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, any security by reason of such agreement, arrangement or understanding if the agreement, arrangement or understanding to vote such security (1) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act and (2) is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report);

(iii) which are beneficially owned, directly or indirectly, by any other Person (or any Affiliate or Associate of such other Person) and with respect to which such first Person or any of such first Person's Affiliates or Associates has (x) any agreement, arrangement or understanding (whether or not in writing) (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) for the purpose of acquiring, holding, voting (except to the extent contemplated by the proviso to Section 1(d)(ii)(B)) or disposing of such securities or (y) any agreement, arrangement or understanding (whether or not in writing) to cooperate in obtaining, changing or influencing control of the issuer of such securities; or

(iv) which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty's Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such Person or any of such Person's Affiliates or Associates is a Receiving Party (as such terms are hereinafter defined); provided, however, that the number of shares of Common Stock that a Person is deemed to beneficially own pursuant to this clause (iv) in connection with a particular Derivatives Contract shall not exceed the number of Notional Common Shares (as such term is hereinafter defined) with respect to such Derivatives Contract; provided further that the number of securities beneficially owned by each Counterparty (including its Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause (iv) be deemed to include all securities that are beneficially owned, directly or indirectly, by any other Counterparty (or any of such other Counterparty's Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty's Affiliates or Associates) is a Receiving Party, with this proviso being applied to successive Counterparties as appropriate; provided, however, that no Person who is an officer, director or employee of an Exempt Person shall be deemed, solely by reason of such Person's status or authority as such, to be the "Beneficial Owner" of, to have "Beneficial Ownership" of or to "beneficially own" any securities that are "beneficially owned" (as defined in this Section l(c)), including, without limitation, in a fiduciary capacity, by an Exempt Person or by any other such officer, director or employee of an Exempt Person.

(e) "***Book Entry***" shall mean an uncertificated book entry for the Common Stock.

(f) "***Business Day***" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

(g) "***Certificate of Incorporation***" shall mean the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on November 12, 1999, as may be amended and/or restated from time to time.

(h) "***Close of Business***" on any given date shall mean 5:00 P.M., New York City time, on such date; provided, however, that if such date is not a Business Day it shall mean 5:00 P.M., New York City time, on the next succeeding Business Day.

(i) "***Common Stock***" when used with reference to the Company or without reference shall mean the Common Stock, presently par value $0.20 per share of the Company. "*Common Stock*" when used with reference to any Person other than the Company shall mean the common stock (or, in the case of any entity other than a corporation, the equivalent equity interest) with the greatest voting power of such other Person or, if such other Person is a Subsidiary (as such term is hereinafter defined) of another Person, the Person or Persons which ultimately control such first-mentioned Person.

(j) "***Common Stock Equivalents***" shall have the meaning set forth in Section 11(a)(iii) hereof.

(k) "***Company***" shall have the meaning set forth in the preamble.

(l) "***Current Value***" shall have the meaning set forth in Section 11(a)(iii) hereof.

(m) "***Derivatives Contract***" shall mean a contract between two parties (the "***Receiving Party***" and the "***Counterparty***") that is designed to produce economic benefits and risks to the Receiving Party that correspond substantially to the ownership by the Receiving Party of a number of shares of Common Stock specified or referenced in such contract (the number corresponding to such economic benefits and

risks, the "**Notional Common Shares**"), regardless of whether (i) obligations under such contract are required or permitted to be settled through the delivery of cash, shares of Common Stock or other property or (ii) such contract conveys any voting rights in shares of Common Stock, without regard to any short or similar position under the same or any other Derivative Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate federal governmental authority shall not be deemed to be Derivatives Contracts.

(n) "**Distribution Date**" shall have the meaning set forth in Section 3(a) hereof.

(o) "**Equivalent Preferred Shares**" shall have the meaning set forth in Section 11(b) hereof.

(p) "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

(q) "**Exempt Person**" shall mean the Company or any Subsidiary of the Company, in each case including, without limitation, in its fiduciary capacity, or any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity or trustee holding (or acting in a fiduciary capacity in respect of) Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any Subsidiary of the Company.

(r) "**Expiration Date**" shall have the meaning set forth in Section 7(a) hereof.

(s) "**Flip-In Event**" shall have the meaning set forth in Section 11(a)(ii) hereof.

(t) "**NASDAQ**" shall mean The Nasdaq Stock Market LLC or any successor thereto.

(u) "**New York Stock Exchange**" shall mean the New York Stock Exchange LLC or any successor thereto.

(v) "**Passive Institutional Investor**" shall mean any Person who or which has reported and is entitled to report Beneficial Ownership of shares of Common Stock of the Company on Schedule 13G under the Exchange Act (or any comparable or successor report), but only so long as (i) such Person is eligible to report such ownership on Schedule 13G under the Exchange Act (or any comparable or successor report), and (ii) such Person has not reported and is not required to report such ownership on Schedule 13D under the Exchange Act (or any comparable or successor report) and such Person does not hold shares of Common Stock of the Company on behalf of any other Person who is required to report Beneficial Ownership of shares of Common Stock of the Company on such Schedule 13D; provided that if a formerly Passive Institutional Investor should report or become required to report Beneficial Ownership of shares of Common Stock of the Company on Schedule 13D, that formerly Passive Institutional Investor will not be deemed to be or to have become an Acquiring Person if (A) at the time it reports or becomes required to report Beneficial Ownership of shares of Common Stock of the Company on Schedule 13D, that formerly Passive Institutional Investor has Beneficial Ownership of less than 15% of the Common Stock then outstanding; or (B) (1) it divests as promptly as practicable (but in any event not later than ten calendar days after becoming required to report on Schedule 13D) Beneficial Ownership of a sufficient number of shares of Common Stock of the Company so that it would no longer be an "Acquiring Person," as defined herein, and (2) prior to reducing its Beneficial Ownership of shares of Common Stock of the Company then outstanding to below 15%, it does not increase its Beneficial Ownership of the Common Stock then outstanding (other than by reason of share purchases by the Company) above such Person's lowest Beneficial Ownership of the Common Stock then outstanding at any time during such ten calendar day period.

(w) "**Person**" shall mean any individual, firm, corporation, partnership, limited liability company, trust or other entity, and shall include any successor (by merger or otherwise) to such entity.

(x) "**Preferred Stock**" shall mean the Series B Junior Participating Preferred Stock, par value $1.00 per share, of the Company having the rights and preferences set forth in the Form of Certificate of Designations attached to this Agreement as Exhibit A.

(y) "**Principal Party**" shall have the meaning set forth in Section 13(b) hereof.

(z) "**Purchase Price**" shall have the meaning set forth in Section 7(b) hereof.

(aa) "**Record Date**" shall have the meaning set forth in the recitals hereto.

(bb) "**Redemption Price**" shall have the meaning set forth in Section 23(a) hereof.

(cc) "**Right**" shall have the meaning set forth in the recitals hereto.

(dd) "***Right Certificate***" shall have the meaning set forth in Section 3(a) hereof.

(ee) "***Rights Agent***" shall have the meaning set forth in the preamble.

(ff) "***Securities Act***" shall mean the Securities Act of 1933, as amended.

(gg) "***Section 11(a)(ii) Trigger Date***" shall have the meaning set forth in Section 11(a)(iii) hereof.

(hh) "***Section 24 Redemption***" shall have the meaning set forth in Section 24(a) hereof.

(ii) "***Section 24 Redemption Ratio***" shall have the meaning set forth in Section 24(a) hereof.

(jj) "***Spread***" shall have the meaning set forth in Section 11(a)(iii) hereof.

(kk) "***Stock Acquisition Date***" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 13(d) of the Exchange Act) by the Company or an Acquiring Person that an Acquiring Person has become such, or such earlier date as a majority of the Board of Directors of the Company shall become aware of the existence of an Acquiring Person.

(ll) "***Subsidiary***" of any Person shall mean any corporation or other entity of which securities or other ownership interests having ordinary voting power sufficient to elect a majority of the board of directors or other persons performing similar functions are beneficially owned, directly or indirectly, by such Person, and any corporation or other entity that is otherwise controlled by such Person.

(mm) "***Substitution Period***" shall have the meaning set forth in Section 11(a)(iii) hereof.

(nn) "***Summary of Rights***" shall have the meaning set forth in Section 3(b) hereof.

(oo) "***Trading Day***" shall have the meaning set forth in Section 11(d)(i) hereof.

(pp) "***Trust***" shall have the meaning set forth in Section 24(a) hereof.

(qq) "***Trust Agreement***" shall have the meaning set forth in Section 24(a) hereof.

Section 2. Appointment of Rights Agent. The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights (who, in accordance with Section 3 hereof, shall prior to the Distribution Date be the holders of Common Stock) in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents as it may deem necessary or desirable (the term "Rights Agent" being used herein to refer, collectively, to the Rights Agent together with any such co-Rights Agents), upon ten days' prior written notice to the Rights Agent. In the event the Company appoints one or more co-Rights Agents, the respective duties of the Rights Agent and any co-Rights Agents shall be as the Company shall determine. The Rights Agent shall have no duty to supervise, and shall in no event be liable for, the acts or omissions of any such co-Rights Agent.

Section 3. Issue of Right Certificates.

(a) Until the Close of Business on the earlier of (i) the tenth Business Day after the Stock Acquisition Date or (ii) such date (prior to such time as any Person becomes an Acquiring Person), if any, as may be determined by action of the Board of Directors of the Company after the date of the commencement by any Person (other than an Exempt Person) of, or of the first public announcement of the intention of any Person (other than an Exempt Person) to commence, a tender or exchange offer the consummation of which would result in any Person (other than an Exempt Person) becoming an Acquiring Person (the earlier of such dates being herein referred to as the "***Distribution Date***", provided, however, that the Distribution Date shall in no event be prior to the Record Date), (x) the Rights will be evidenced (subject to the provisions of Sections 3(b) and 3(c) hereof) by the certificates representing the Common Stock registered in the names of the holders thereof (or by Book Entry shares in respect of such Common Stock), and not by separate Right Certificates, and (y) the Rights will be transferable only in connection with the transfer of Common Stock. As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign and the Company will send or cause to be sent (and the Rights Agent will, if requested, send) by first-class, insured, postage-prepaid mail, to each record holder of Common Stock as of the Close of Business on the Distribution Date (other than any

Acquiring Person or any Associate or Affiliate of an Acquiring Person), at the address of such holder shown on the records of the Company, a Right Certificate, in substantially the form of Exhibit B hereto (a "**Right Certificate**"), evidencing one Right (subject to adjustment as provided herein) for each share of Common Stock so held. As of the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

(b)   On the Record Date, or as soon as practicable thereafter, the Company will send a copy of a Summary of Rights to Purchase Shares of Preferred Stock, in substantially the form of Exhibit C hereto (the "**Summary of Rights**"), by first-class, postage-prepaid mail, to each record holder of Common Stock as of the Close of Business on the Record Date (other than any Acquiring Person or any Associate or Affiliate of any Acquiring Person), at the address of such holder shown on the records of the Company. With respect to certificates representing Common Stock (or Book Entry shares of Common Stock) outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by such certificates registered in the names of the holders thereof (or such Book Entry shares) together with the Summary of Rights. Until the Distribution Date (or, if earlier, the Expiration Date), the surrender for transfer of any certificate representing Common Stock (or any Book Entry shares of Common Stock) outstanding on the Record Date, with or without a copy of the Summary of Rights, shall also constitute the transfer of the Rights associated with the Common Stock represented thereby.

(c)   Rights shall, without any further action, be issued in respect of all shares of Common Stock issued or disposed of by the Company after the Record Date but prior to the earlier of the Distribution Date and the Expiration Date, or in certain circumstances provided in Section 22 hereof, after the Distribution Date. Certificates issued for Common Stock after the Record Date but prior to the earlier of the Distribution Date and the Expiration Date, or in certain circumstances provided in Section 22 hereof, after the Distribution Date shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

> This certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Rights Agreement between Occidental Petroleum Corporation (the "**Company**") and Equiniti Trust Company, as Rights Agent, dated as of March 12, 2020, and as amended from time to time (the "**Rights Agreement**"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of the Company. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. The Company will mail to the holder of this certificate a copy of the Rights Agreement without charge after receipt of a written request therefor. Under certain circumstances, as set forth in the Rights Agreement, Rights owned by or transferred to any Person who is or becomes an Acquiring Person (as defined in the Rights Agreement) and certain transferees thereof will become null and void and will no longer be transferable.

With respect to any Book Entry shares of Common Stock, such legend shall be included in a notice to the record holder of such shares in accordance with applicable law. With respect to such certificates containing the foregoing legend, or any notice of the foregoing legend delivered to holders of Book Entry shares, until the Distribution Date, the Rights associated with the Common Stock represented by such certificates or Book Entry shares shall be evidenced by such certificates or Book Entry shares alone, and the surrender for transfer of any such certificate or Book Entry share, except as otherwise provided herein, shall also constitute the transfer of the Rights associated with the Common Stock represented thereby. In the event that the Company purchases or otherwise acquires any Common Stock after the Record Date but prior to the Distribution Date, any Rights associated with such Common Stock shall be deemed canceled and retired so that the Company shall not be entitled to exercise any Rights associated with the Common Stock which are no longer outstanding.

Notwithstanding this paragraph (c), neither the omission of a legend nor the failure to deliver the notice of such legend required hereby shall affect the enforceability of any part of this Agreement or the rights of any holder of the Rights.

Section 4. Form of Right Certificates. The Right Certificates (and the forms of election to purchase shares and of assignment to be printed on the reverse thereof) shall be substantially in the form set forth in Exhibit B hereto and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or interdealer quotation system on which the Rights may from time to time be listed or quoted, or to conform to usage. Subject to the provisions of this Agreement, each Right Certificate shall entitle the holder thereof to purchase such number of one ten-thousandths of a share of Preferred Stock as shall be set forth therein at the Purchase Price, but the number of such one ten-thousandths of a share of Preferred Stock and the Purchase Price shall be subject to adjustment as provided herein.

Section 5. Countersignature and Registration.

(a)   The Right Certificates shall be executed on behalf of the Company by (i) the President and Chief Executive Officer, (ii) the Senior Vice President, General Counsel and Chief Compliance Officer, (iii) the Senior Vice President, Strategy, Business Development and Integrated Supply or (iv) the Senior Vice President and Chief Financial Officer (each, an "**Authorized Officer**"), either manually or by facsimile signature, which Authorized Officer shall have affixed thereto the Company's seal or a facsimile thereof, and shall be attested by an Authorized Officer, the Corporate Secretary or any Assistant Secretary of the Company, either manually or by facsimile signature. The Right Certificates shall be manually or by facsimile countersigned by the Rights Agent and shall not be valid for any purpose unless countersigned. In case any officer of the Company who shall have signed any of the Right Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Right Certificates, nevertheless, may be countersigned by the Rights Agent and issued and delivered by the Company with the same force and effect as though the Person who signed such Right Certificates had not ceased to be such officer of the Company; and any Right Certificate may be signed on behalf of the Company by any Person who, at the actual date of the execution of such Right Certificate, shall be a proper officer of the Company to sign such Right Certificate, although at the date of the execution of this Agreement any such Person was not such an officer.

(b)   Following the Distribution Date, the Rights Agent will keep or cause to be kept, at an office or agency designated for such purpose, books for registration and transfer of the Right Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Right Certificates, the number of Rights evidenced on its face by each of the Right Certificates and the date of each of the Right Certificates.

Section 6. Transfer, Split Up, Combination and Exchange of Right Certificates; Mutilated, Destroyed, Lost or Stolen Right Certificates; Uncertificated Rights.

(a)   Subject to the provisions of this Agreement, at any time after the Distribution Date and prior to the Expiration Date, any Right Certificate or Right Certificates (other than Right Certificates representing Rights that have become null and void pursuant to Section 11(a)(ii) hereof or that have been redeemed pursuant to a Section 24 Redemption) may be transferred, split up, combined or exchanged for another Right Certificate or Right Certificates, entitling the registered holder to purchase a like number of one ten-thousandths of a share of Preferred Stock as the Right Certificate or Right Certificates surrendered then entitled such holder to purchase. Any registered holder desiring to transfer, split up, combine or exchange any Right Certificate or Right Certificates shall make such request in writing delivered to the Rights Agent, and shall surrender the Right Certificate or Right Certificates to be transferred, split up, combined or exchanged at the office or agency of the Rights Agent designated for such purpose. Thereupon the Rights Agent shall countersign and deliver to the Person entitled thereto a Right Certificate or Right Certificates, as the case may be, as so requested. The Company may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of Right Certificates.

(b)   Subject to the provisions of this Agreement, at any time after the Distribution Date and prior to the Expiration Date, upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Right Certificate, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to them, and, at the Company's request, reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Right Certificate if mutilated, the Company will make and deliver a new Right Certificate of like tenor to the Rights Agent for delivery to the registered holder in lieu of the Right Certificate so lost, stolen, destroyed or mutilated.

(c)   Notwithstanding any other provision hereof, the Company and the Rights Agent may amend this Agreement to provide for uncertificated Rights in addition to or in place of Rights evidenced by Right Certificates, to the extent permitted by applicable law.

Section 7. Exercise of Rights, Purchase Price; Expiration Date of Rights.

(a)   Except as otherwise provided herein, the Rights shall become exercisable on the Distribution Date, and thereafter the registered holder of any Right Certificate (other than Right Certificates representing Rights that have become null and void pursuant to Section 11(a)(ii) hereof or that have been redeemed pursuant to a Section 24 Redemption) may, subject to Section 11(a)(ii) hereof and except as otherwise provided herein, exercise the Rights evidenced thereby in whole or in part upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the office or agency of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price with respect to the total number of one ten-thousandths of a share of Preferred Stock (or other securities, cash or other assets, as the case may be) as to which the Rights are exercised, at any time which is both after the Distribution Date and prior to the time (the "**Expiration Date**") that is the earliest of (i) the Close of Business on March 11, 2021, (ii) the time at which the Rights are redeemed as provided in Section 23 hereof, (iii) the closing of any merger or other acquisition transaction involving the Company pursuant to an agreement of the type described in Section 1(d)(ii)(A)(z) hereof, at which time the Rights are terminated, (iv) the time at which such Rights are redeemed pursuant to a Section 24 Redemption or (v) the Close of Business on the day following the certification of the voting results of the Company's 2020 annual meeting of stockholders, or any adjournment thereof, if at such annual meeting or adjournment thereof, a proposal to approve this Agreement has not been approved by stockholders.

(b) The purchase price for each one ten-thousandth of a share of Preferred Stock purchasable upon the exercise of a Right shall be initially $55.00 (the "**Purchase Price**"). The Purchase Price and the number of one ten-thousandths of a share of Preferred Stock or other securities or property to be acquired upon exercise of a Right shall be subject to adjustment from time to time as provided in Sections 11 and 13 hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c) of this Section 7.

(c) Except as otherwise provided herein, upon receipt of a Right Certificate representing exercisable Rights, with the form of election to purchase duly executed, accompanied by payment of the aggregate Purchase Price for the shares of Preferred Stock (or other securities, cash or other assets, as the case may be) to be purchased and an amount equal to any applicable transfer tax required to be paid by the holder of such Right Certificate in accordance with Section 9(e) hereof, in cash or by certified check, cashier's check or money order payable to the order of the Company, the Rights Agent shall thereupon (i) promptly (A) requisition from any transfer agent of the Preferred Stock, or make available if the Rights Agent is the transfer agent for the Preferred Stock, certificates for the number of shares of Preferred Stock to be purchased, and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests, or (B) requisition from a depositary agent appointed by the Company depositary receipts representing interests in such number of one ten-thousandths of a share of Preferred Stock as are to be purchased (in which case certificates for the Preferred Stock represented by such receipts shall be deposited by the transfer agent with the depositary agent), and the Company hereby directs any such depositary agent to comply with such request, (ii) when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuance of fractional shares in accordance with Section 14 hereof, (iii) promptly after receipt of such certificates or depositary receipts, cause the same to be delivered to or upon the order of the registered holder of such Right Certificate, registered in such name or names as may be designated by such holder and (iv) when appropriate, after receipt, promptly deliver such cash to or upon the order of the registered holder of such Right Certificate.

(d) Except as otherwise provided herein, in case the registered holder of any Right Certificate shall exercise less than all of the Rights evidenced thereby, a new Right Certificate evidencing Rights equivalent to the exercisable Rights remaining unexercised shall be issued by the Rights Agent to the registered holder of such Right Certificate or to his duly authorized assigns, subject to the provisions of Section 14 hereof.

(e) Notwithstanding anything in this Agreement to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder of Rights upon the occurrence of any purported transfer or exercise of Rights pursuant to Section 6 hereof or this Section 7 unless such registered holder shall have (i) completed and signed the certificate contained in the form of assignment or form of election to purchase set forth on the reverse side of the Right Certificate surrendered for such transfer or exercise and (ii) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) thereof as the Company shall reasonably request.

Section 8. <u>Cancellation and Destruction of Right Certificates.</u> All Right Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, and any Right Certificate representing Rights that have become null and void pursuant to Section 11(a)(ii) surrendered for any purpose shall, if surrendered to the Company or to any of its agents, be delivered to the Rights Agent for cancellation or in canceled form, or, if surrendered to the Rights Agent, shall be canceled by it, and no Right Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Right Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. The Rights Agent shall deliver all canceled Right Certificates to the Company, or shall, at the written request of the Company, destroy such canceled Right Certificates, and in such case shall deliver a certificate of destruction thereof to the Company. Subject to applicable law and regulation, the Rights Agent shall maintain in a retrievable database electronic records of all canceled or destroyed Right Certificates which have been canceled or destroyed by the Rights Agent. The Rights Agent shall maintain such electronic records for the term of this Agreement and any additional time period required by applicable law and regulation. Upon written request of the Company (and at the expense of the Company), the Rights Agent shall provide to the Company or its designee copies of such electronic records relating to Right Certificates canceled or destroyed by the Rights Agent and shall certify to the Company the accuracy of such records.

Section 9. Availability of Shares of Preferred Stock.

(a)   The Company covenants and agrees that it will cause to be reserved and kept available out of its authorized and unissued shares of Preferred Stock or any shares of Preferred Stock held in its treasury, free from preemptive rights or any right of first refusal, the number of shares of Preferred Stock that will be sufficient to permit the exercise in full of all outstanding Rights.

(b)   So long as the shares of Preferred Stock issuable upon the exercise of Rights may be listed or admitted to trading on any national securities exchange, the Company shall use its best efforts to cause, from and after such time as the Rights become exercisable, all shares reserved for such issuance to be listed or admitted to trading on such exchange upon official notice of issuance upon such exercise.

(c)   From and after such time as the Rights become exercisable, the Company shall use its best efforts, if then necessary to permit the issuance of shares of Preferred Stock upon the exercise of Rights, to register and qualify such shares of Preferred Stock under the Securities Act and any applicable state securities or "Blue Sky" laws (to the extent exemptions therefrom are not available), cause such registration statement and qualifications to become effective as soon as possible after such filing and keep such registration and qualifications effective (with a prospectus at all times meeting the requirements of the Securities Act) until the earlier of the date as of which the Rights are no longer exercisable for such securities and the Expiration Date. The Company may temporarily suspend, for a period of time not to exceed 120 days, the exercisability of the Rights in order to prepare and file a registration statement under the Securities Act and permit it to become effective. Upon any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect. Notwithstanding any provision of this Agreement to the contrary, the Rights shall not be exercisable in any jurisdiction unless the requisite qualification in such jurisdiction shall have been obtained and until a registration statement under the Securities Act shall have been declared effective, unless an exemption therefrom is available.

(d)   The Company covenants and agrees that it will take all such action as may be necessary to ensure that all shares of Preferred Stock (or other securities of the Company) delivered upon exercise of Rights shall, at the time of delivery of the certificates therefor (subject to payment of the Purchase Price), be duly and validly authorized and issued and fully paid and nonassessable shares.

(e)   The Company further covenants and agrees that it will pay when due and payable any and all federal and state transfer taxes and charges which may be payable in respect of the issuance or delivery of the Right Certificates or of any shares of Preferred Stock (or other securities of the Company) upon the exercise of Rights. The Company shall not, however, be required to pay any transfer tax which may be payable in respect of any transfer or delivery of Right Certificates to a Person other than, or the issuance or delivery of certificates or depositary receipts for the Preferred Stock (or other securities of the Company) in a name other than that of, the registered holder of the Right Certificate evidencing Rights surrendered for exercise or to issue or deliver any certificates or depositary receipts for Preferred Stock (or other securities of the Company) upon the exercise of any Rights until any such tax shall have been paid (any such tax being payable by that holder of such Right Certificate at the time of surrender) or until it has been established to the Company's reasonable satisfaction that no such tax is due.

Section 10. Preferred Stock Record Date. Each Person in whose name any certificate for Preferred Stock is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the shares of Preferred Stock (or other securities of the Company) represented thereby on, and such certificate shall be dated, the date upon which the Right Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and any applicable transfer taxes) was made; provided, however, that if the date of such surrender and payment is a date upon which the Preferred Stock transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Preferred Stock transfer books of the Company are open. Prior to the exercise of the Rights evidenced thereby, the holder of a Right Certificate shall not be entitled to any rights of a holder of Preferred Stock for which the Rights shall be exercisable, including, without limitation, the right to vote or to receive dividends or other distributions, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

Section 11. Adjustment of Purchase Price, Number and Kind of Shares and Number of Rights. The Purchase Price, the number of shares of Preferred Stock or other securities or property purchasable upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.

(a)   (i)   In the event the Company shall at any time after the date of this Agreement (A) declare and pay a dividend on the Preferred Stock payable in shares of Preferred Stock, (B) subdivide the outstanding Preferred Stock, (C) combine the outstanding Preferred Stock into a smaller number of shares of Preferred Stock or (D) issue any shares of its capital stock in a reclassification of the Preferred Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided in this Section 11(a), the number and kind of shares of capital stock issuable upon exercise of a Right as of the record date for such dividend or the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of capital stock which, if such Right had been exercised immediately prior to such date and at a time when the Preferred Stock transfer books of the Company were open, the holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification.

(ii) Subject to Section 24 of this Agreement, in the event any Person becomes an Acquiring Person (the first occurrence of such event being referred to hereinafter as the "*Flip-In Event*"), then (A) the Purchase Price shall be adjusted to be the Purchase Price in effect immediately prior to the Flip-In Event multiplied by the number of one ten-thousandths of a share of Preferred Stock for which a Right was exercisable immediately prior to such Flip-In Event, whether or not such Right was then exercisable, and (B) each holder of a Right, except as otherwise provided in this Section 11(a)(ii) and Section 11(a)(iii) hereof, shall thereafter have the right to receive, upon exercise thereof at a price equal to the Purchase Price (as so adjusted), in accordance with the terms of this Agreement and in lieu of shares of Preferred Stock, such number of shares of Common Stock as shall equal the result obtained by dividing the Purchase Price (as so adjusted) by 50% of the current per share market price of the Common Stock (determined pursuant to Section 11(d) hereof) on the date of such Flip-In Event; provided, however, that the Purchase Price (as so adjusted) and the number of shares of Common Stock so receivable upon exercise of a Right shall, following the Flip-In Event, be subject to further adjustment as appropriate in accordance with Section 11(f) hereof. Notwithstanding anything in this Agreement to the contrary, however, from and after the Flip-In Event, any Rights that are beneficially owned by (x) any Acquiring Person (or any Affiliate or Associate of any Acquiring Person), (y) a transferee of any Acquiring Person (or of any such Affiliate or Associate) who becomes a transferee after the Flip-In Event or (z) a transferee of any Acquiring Person (or of any such Affiliate or Associate) who became a transferee prior to or concurrently with the Flip-In Event pursuant to either (I) a transfer (whether or not for consideration) from the Acquiring Person to holders of its equity securities or to any Person with whom it has any continuing agreement, arrangement or understanding (whether or not in writing) regarding the transferred Rights or (II) a transfer which the Board of Directors of the Company has determined is part of a plan, arrangement or understanding which has the purpose or effect of avoiding the provisions of this paragraph, and subsequent transferees, either direct transferees or transferees through one or more intermediate transferees, of such Persons, shall be null and void without any further action and any holder of such Rights shall thereafter have no rights whatsoever with respect to such Rights under any provision of this Agreement. The Company shall use all reasonable efforts to ensure that the provisions of this Section 11(a)(ii) are complied with, but shall have no liability to any holder of Right Certificates or other Person as a result of its failure to make any determinations with respect to an Acquiring Person, its Affiliates or Associates or its or their transferees hereunder. From and after the Flip-In Event, no Right Certificate shall be issued pursuant to Section 3 or Section 6 hereof that represents Rights that are or have become null and void pursuant to the provisions of this paragraph, and any Right Certificate delivered to the Rights Agent that represents Rights that are or have become null and void pursuant to the provisions of this paragraph shall be canceled. From and after the occurrence of an event specified in Section 13(a) hereof, any Rights that theretofore have not been exercised pursuant to this Section 11(a)(ii) shall thereafter be exercisable only in accordance with Section 13 and not pursuant to this Section 11(a)(ii).

(iii) The Company may at its option substitute for a share of Common Stock issuable upon the exercise of Rights in accordance with the foregoing subparagraph (ii) a number of shares of Preferred Stock or fraction thereof such that the current per share market price of one share of Preferred Stock multiplied by such number or fraction is equal to the current per share market price of one share of Common Stock. In the event that there shall not be sufficient shares of Common Stock issued but not outstanding or authorized but unissued, and in either case, unreserved for issuance upon the exercise of any options, warrants or similar rights or grants, or upon the vesting or lapse of restrictions on any grants of any performance shares, restricted stock, restricted stock units or other equity awards, to permit the exercise in full of the Rights in accordance with the foregoing subparagraph (ii), the Board of Directors of the Company shall, with respect to such deficiency, to the extent permitted by applicable law and any material agreements then in effect to which the Company is a party, (A) determine the excess (such excess, the "*Spread*") of (1) the value of the shares of Common Stock issuable upon the exercise of a Right in accordance with the foregoing subparagraph (ii) (the "*Current Value*") over (2) the Purchase Price (as adjusted in accordance with the foregoing subparagraph (ii)), and (B) with respect to each Right (other than Rights which have become null and void pursuant to the foregoing subparagraph (ii)), make adequate provision to substitute for the shares of Common Stock issuable in accordance with the foregoing subparagraph (ii) upon exercise of the Right and payment of the Purchase Price (as adjusted in accordance therewith), (1) cash, (2) a reduction in such Purchase Price, (3) shares of Preferred Stock or other equity securities of the Company (including, without limitation, shares or fractions of shares of preferred stock which, by virtue of having dividend, voting and liquidation rights substantially comparable to those of the shares of Common Stock are determined by the Board of Directors of the Company to have substantially the same value as the shares of Common Stock (such shares of Preferred Stock and shares or fractions of shares of preferred stock are hereinafter referred to as "**Common Stock Equivalents**", and, when used with reference to any Person other than the Company, shall have a correlative meaning in respect of such Person's Common Stock)), (4) debt securities of the Company, (5) other assets or (6) any combination of the foregoing, having a value which, when added to the value of the shares of Common Stock issued upon exercise of such Right, shall have an aggregate value equal to the Current Value (less the amount of any reduction in such Purchase Price), where such aggregate value has been determined by the Board of Directors of the Company; provided, however, that if the Company shall not make adequate provision to deliver value pursuant to clause (B) above within thirty (30) days following the Flip-In Event (the date of the Flip-In Event being the "**Section 11(a)(ii) Trigger Date**"), then the Company shall be obligated to deliver, to the extent permitted by applicable law and any agreements then in effect to which the Company is a party, upon the surrender for exercise of a Right and without requiring payment of such Purchase Price, shares of Common Stock (to the extent available), and then, if necessary, such number or fractions of shares of Preferred Stock (to the extent available) and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread. If, upon the occurrence of the Flip-In Event, the Board of Directors of the Company shall determine that it is likely that sufficient additional shares of Common Stock could be authorized for issuance upon exercise in full of the Rights, then, if the Board of Directors of the Company so elects, the thirty (30) day period set forth above may be extended to the extent necessary, but not more than ninety (90) days after the Section 11(a)(ii) Trigger Date, in order that the Company may seek stockholder approval for the authorization of such additional shares (such thirty (30) day period, as it may be extended, is herein called the "**Substitution Period**"). To the extent that the Company determines that some action need be taken pursuant to the second and/or third sentence of this Section 11(a)(iii), the Company (x) shall provide, subject to Section 11(a)(ii) hereof and the last sentence of this Section 11(a)(iii) hereof, that such action shall apply uniformly to all outstanding Rights and (y) may suspend the exercisability of the Rights until the expiration of the Substitution Period in order to seek any authorization of additional shares and/or to decide the appropriate form of distribution to be made pursuant to such second sentence and to determine the value thereof. In the event of any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect. For purposes of this Section 11(a)(iii), the per share value of the shares of Common Stock shall be the current per share market price (as determined pursuant to Section 11(d)(i)) on the Section 11(a)(ii) Trigger Date and the per share or fractional value of any Common Stock Equivalent shall be deemed to equal the current per share market price of the Common Stock. The Board of Directors of the Company may, but shall not be required to, establish procedures to allocate the right to receive shares of Common Stock upon the exercise of the Rights among the holders of Rights pursuant to this Section 11(a)(iii).

(b)   In case the Company shall fix a record date for the issuance of rights, options or warrants to all holders of Preferred Stock entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Preferred Stock (or shares having the same rights, privileges and preferences as the Preferred Stock ("**Equivalent Preferred Shares**")) or securities convertible into Preferred Stock or Equivalent Preferred Shares at a price per share of Preferred Stock or Equivalent Preferred Shares (or having a conversion price per share, if a security convertible into shares of Preferred Stock or Equivalent Preferred Shares) less than the then current per share market price of the Preferred Stock (determined pursuant to Section 11(d) hereof) on such record date, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of shares of Preferred Stock and Equivalent Preferred Shares outstanding on such record date plus the number of shares of Preferred Stock and Equivalent Preferred Shares which the aggregate offering price of the total number of shares of Preferred Stock and/or Equivalent Preferred Shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such current market price, and the denominator of which shall be the number of shares of Preferred Stock and Equivalent Preferred Shares outstanding on such record date plus the number of additional shares of Preferred Stock and/or Equivalent Preferred Shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible); provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right. In case such subscription price may be paid in consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent. Shares of Preferred Stock and Equivalent Preferred Shares owned by or held for the account of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that such rights, options or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

(c)   In case the Company shall fix a record date for the making of a distribution to all holders of the Preferred Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving corporation) of evidences of indebtedness or assets (other than a regular quarterly cash dividend or a dividend payable in Preferred Stock) or subscription rights or

warrants (excluding those referred to in Section 11(b) hereof), the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the then current per share market price of the Preferred Stock (determined pursuant to Section 11(d) hereof) on such record date, less the fair market value (as determined by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent) of the portion of the assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to one share of Preferred Stock, and the denominator of which shall be such current per share market price (determined pursuant to Section 11(d) hereof) of the Preferred Stock; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company to be issued upon exercise of one Right. Such adjustments shall be made successively whenever such a record date is fixed; and in the event that such distribution is not so made, the Purchase Price shall again be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

(d) (i) Except as otherwise provided herein, for the purpose of any computation hereunder, the "current per share market price" of any security (a "***Security***" for the purpose of this Section 11(d)(i)) on any date shall be deemed to be the average of the daily closing prices per share of such Security for the 30 consecutive Trading Days (as such term is hereinafter defined) immediately prior to such date; provided, however, that in the event that the current per share market price of the Security is determined during a period following the announcement by the issuer of such Security of (A) a dividend or distribution on such Security payable in shares of such Security or securities convertible into such shares, or (B) any subdivision, combination or reclassification of such Security, and prior to the expiration of 30 Trading Days after the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification, then, and in each such case, the current per share market price shall be appropriately adjusted to reflect the current market price per share equivalent of such Security. The closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported by the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or NASDAQ or, if the Security is not listed or admitted to trading on the New York Stock Exchange or NASDAQ, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Security is listed or admitted to trading or, if the Security is not listed on a national securities exchange, the last quoted price or, if not so quoted, the average of the high and low asked prices in the over-the-counter market as reported by any system then in use, or, if not so quoted, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Security selected by the Board of Directors of the Company. The term "***Trading Day***" shall mean a day on which the principal national securities exchange on which the Security is listed or admitted to trading is open for the transaction of business or, if the Security is not listed or admitted to trading on any national securities exchange, a Business Day.

(ii) For the purpose of any computation hereunder, if the Preferred Stock is publicly traded, the "current per share market price" of the Preferred Stock shall be determined in accordance with the method set forth in Section 11(d)(i). If the Preferred Stock is not publicly traded but the Common Stock is publicly traded, the "current per share market price" of the Preferred Stock shall be conclusively deemed to be the current per share market price of the Common Stock as determined pursuant to Section 11(d)(i) multiplied by the then applicable Adjustment Number (as defined in and determined in accordance with the Certificate of Designations for the Preferred Stock). If neither the Common Stock nor the Preferred Stock is publicly traded, "current per share market price" shall mean the fair value per share as determined by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent.

(e) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price; provided, however, that any adjustments which by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest one hundred-thousandth of a share of Preferred Stock or one-hundredth of a share of Common Stock or other share or security as the case may be. Notwithstanding the first sentence of this Section 11(e), any adjustment required by this Section 11 shall be made no later than the earlier of (i) three years from the date of the transaction which requires such adjustment and (ii) the Expiration Date.

(f) If as a result of an adjustment made pursuant to Section 11(a) hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock of the Company other than the Preferred Stock, thereafter the Purchase Price and the number of such other shares so receivable upon exercise of a Right shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Preferred Stock contained in Sections 11(a), 11(b), 11(c), 11(e), 11(h), 11(i) and 11(m) hereof, as applicable, and the provisions of Sections 7, 9, 10, 13 and 14 hereof with respect to the Preferred Stock shall apply on like terms to any such other shares.

(g)   All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of one ten-thousandths of a share of Preferred Stock purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h)   Unless the Company shall have exercised its election as provided in Section 11(i), upon each adjustment of the Purchase Price as a result of the calculations made in Sections 11(b) and 11(c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of one ten-thousandths of a share of Preferred Stock (calculated to the nearest one hundred-thousandth of a share of Preferred Stock) obtained by (i) multiplying (x) the number of one ten-thousandths of a share purchasable upon the exercise of a Right immediately prior to such adjustment by (y) the Purchase Price in effect immediately prior to such adjustment and (ii) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment.

(i)   The Company may elect on or after the date of any adjustment of the Purchase Price pursuant to Sections 11(b) or 11(c) hereof to adjust the number of Rights, in substitution for any adjustment in the number of one ten-thousandths of a share of Preferred Stock purchasable upon the exercise of a Right. Each of the Rights outstanding after such adjustment of the number of Rights shall be exercisable for the number of one ten-thousandths of a share of Preferred Stock for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one-hundredth) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. Such record date may be the date on which the Purchase Price is adjusted or any day thereafter, but, if the Right Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Right Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(i), the Company may, as promptly as practicable, cause to be distributed to holders of record of Right Certificates on such record date Right Certificates evidencing, subject to Section 14 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Right Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Right Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Right Certificates to be so distributed shall be issued, executed and countersigned in the manner provided for herein and shall be registered in the names of the holders of record of Right Certificates on the record date specified in the public announcement.

(j)   Irrespective of any adjustment or change in the Purchase Price or the number of one ten-thousandths of a share of Preferred Stock issuable upon the exercise of a Right, the Right Certificates theretofore and thereafter issued may continue to express the Purchase Price and the number of one ten-thousandths of a share of Preferred Stock which were expressed in the initial Right Certificates issued hereunder.

(k)   Before taking any action that would cause an adjustment reducing the Purchase Price below the then par value, if any, of the fraction of Preferred Stock or other shares of capital stock issuable upon exercise of a Right, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Preferred Stock or other such shares at such adjusted Purchase Price.

(l)   In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event issuing to the holder of any Right exercised after such record date the Preferred Stock and other capital stock or securities of the Company, if any, issuable upon such exercise over and above the Preferred Stock and other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares upon the occurrence of the event requiring such adjustment.

(m)   Anything in this Section 11 to the contrary notwithstanding, the Company shall be entitled to make such adjustments in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that it in its sole discretion shall determine to be advisable in order that any consolidation or subdivision of the Preferred Stock, issuance wholly for cash of any shares of Preferred Stock at less than the current market price, issuance wholly for cash of Preferred Stock or securities which by their terms are convertible into or exchangeable for Preferred Stock, dividends on Preferred Stock payable in shares of Preferred Stock or issuance of rights, options or warrants referred to hereinabove in Section 11(b), hereafter made by the Company to holders of its Preferred Stock shall not be taxable to such stockholders.

(n)   Anything in this Agreement to the contrary notwithstanding, in the event that at any time after the date of this Agreement and prior to the Distribution Date, the Company shall (i) declare and pay any dividend on the Common Stock payable in Common Stock, or (ii) effect a subdivision, combination or consolidation of the Common Stock (by reclassification or otherwise than by payment of a dividend payable in Common Stock) into a greater or lesser number of shares of Common Stock, then, in each such case, the number of Rights associated with each share of Common Stock then outstanding, or issued or delivered thereafter, shall be proportionately adjusted so that the number of Rights thereafter associated with each share of Common Stock following any such event shall equal the result obtained by multiplying the number of Rights associated with each share of Common Stock immediately prior to such event by a fraction the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of shares of Common Stock outstanding immediately following the occurrence of such event.

(o)   The Company agrees that, after the earlier of the Distribution Date or the Stock Acquisition Date, it will not, except as permitted by Sections 23, 24 or 27 hereof, take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or eliminate the benefits intended to be afforded by the Rights.

Section 12.   Certificate of Adjusted Purchase Price or Number of Shares. Whenever an adjustment is made as provided in Section 11 or 13 hereof, the Company shall promptly (a) prepare a certificate setting forth such adjustment, and a brief statement of the facts accounting for such adjustment, (b) file with the Rights Agent and with each transfer agent for the Common Stock and the Preferred Stock a copy of such certificate and (c) mail a brief summary thereof to each holder of a Right Certificate in accordance with Section 25 hereof (if so required under Section 25 hereof). Notwithstanding the foregoing sentence, the failure of the Company to make such certification or give such notice shall not affect the validity of such adjustment or the force or effect of the requirement for such adjustment. The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment therein contained and shall not be deemed to have knowledge of any such adjustment unless and until it shall have received such certificate.

Section 13.   Consolidation, Merger or Sale or Transfer of Assets or Earning Power.

(a)   In the event, directly or indirectly, at any time after the Flip-In Event (i) the Company shall consolidate with or shall merge into any other Person, (ii) any Person shall merge with and into the Company and the Company shall be the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the Common Stock shall be changed into or exchanged for stock or other securities of any other Person (or of the Company) or cash or any other property or (iii) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer), in one or more transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person (other than the Company or one or more wholly-owned Subsidiaries of the Company), then upon the first occurrence of such event, proper provision shall be made so that: (A) each holder of a Right (other than Rights which have become null and void pursuant to Section 11(a)(ii) hereof) shall thereafter have the right to receive, upon the exercise thereof at the Purchase Price (as theretofore adjusted in accordance with Section 11(a)(ii) hereof), in accordance with the terms of this Agreement and in lieu of shares of Preferred Stock or Common Stock of the Company, such number of validly authorized and issued, fully paid, non-assessable and freely tradeable shares of Common Stock of the Principal Party (as such term is hereinafter defined), not subject to any liens, encumbrances, rights of first refusal or other adverse claims, as shall equal the result obtained by dividing the Purchase Price (as theretofore adjusted in accordance with Section 11(a)(ii) hereof) by 50% of the current per share market price of the Common Stock of such Principal Party (determined pursuant to Section 11(d) hereof) on the date of consummation of such consolidation, merger, sale or transfer; provided, however, that the Purchase Price (as theretofore adjusted in accordance with Section 11(a)(ii) hereof) and the number of shares of Common Stock of such Principal Party so receivable upon exercise of a Right shall be subject to further adjustment as appropriate in accordance with Section 11(f) hereof to reflect any events occurring in respect of the Common Stock of such Principal Party after the occurrence of such consolidation, merger, sale or transfer; (B) such Principal Party shall thereafter be liable for, and shall assume, by virtue of such consolidation, merger, sale or transfer, all the obligations and duties of the Company pursuant to this Agreement; (C) the term "Company" shall thereafter be deemed to refer to such Principal Party; and (D) such Principal Party shall take such steps (including, but not limited to, the reservation of a sufficient number of its shares of Common Stock in accordance with Section 9 hereof) in connection with such consummation of any such transaction as may be necessary to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be, in relation to the shares of its Common Stock thereafter deliverable upon the exercise of the Rights; provided that, upon the subsequent occurrence of any consolidation, merger, sale or transfer of assets or other extraordinary transaction in respect of such Principal Party, each holder of a Right shall thereupon be entitled to receive, upon exercise of a Right and payment of the Purchase Price as provided in this Section 13(a), such cash, shares, rights, warrants and other property which such holder would have been entitled to receive had such holder, at the time of such transaction, owned the Common Stock of the Principal Party receivable upon the exercise of a Right pursuant to this Section 13(a), and such Principal Party shall take such steps (including, but not limited to, reservation of shares of stock) as may be necessary to permit the subsequent exercise of the Rights in accordance with the terms hereof for such cash, shares, rights, warrants and other property.

(b)   "**_Principal Party_**" shall mean:

(i)   in the case of any transaction described in (i) or (ii) of the first sentence of Section 13(a) hereof: (A) the Person that is the issuer of the securities into which the shares of Common Stock are converted in such merger or consolidation, or, if there is more than one such issuer, the issuer of the shares of Common Stock of which have the greatest aggregate market value of shares outstanding, or (B) if no securities are so issued, (x) the Person that is the other party to the merger, if such Person survives said merger, or, if there is more than one such Person, the Person the shares of Common Stock of which have the greatest aggregate market value of shares outstanding or (y) if the Person that is the other party to the merger does not survive the merger, the Person that does survive the merger (including the Company if it survives), or (z) the Person resulting from the consolidation; and

(ii)   in the case of any transaction described in clause (iii) of the first sentence of Section 13(a) hereof, the Person that is the party receiving the greatest portion of the assets or earning power transferred pursuant to such transaction or transactions, or, if each Person that is a party to such transaction or transactions receives the same portion of the assets or earning power so transferred or if the Person receiving the greatest portion of the assets or earning power cannot be determined, whichever of such Persons is the issuer of Common Stock having the greatest aggregate market value of shares outstanding; provided, however, that in any such case described in the foregoing clause (b)(i) or (b)(ii), if the Common Stock of such Person is not at such time or has not been continuously over the preceding 12-month period registered under Section 12 of the Exchange Act, then (1) if such Person is a direct or indirect Subsidiary of another Person the Common Stock of which is and has been so registered, the term "Principal Party" shall refer to such other Person, or (2) if such Person is a Subsidiary, directly or indirectly, of more than one Person, the Common Stock of all of which is and has been so registered, the term "Principal Party" shall refer to whichever of such Persons is the issuer of Common Stock having the greatest aggregate market value of shares outstanding, or (3) if such Person is owned, directly or indirectly, by a joint venture formed by two or more Persons that are not owned, directly or indirectly, by the same Person, the rules set forth in clauses (1) and (2) above shall apply to each of the owners having an interest in the venture as if the Person owned by the joint venture was a Subsidiary of both or all of such joint venturers, and the Principal Party in each such case shall bear the obligations set forth in this Section 13 in the same ratio as its interest in such Person bears to the total of such interests.

(c)   The Company shall not consummate any consolidation, merger, sale or transfer referred to in Section 13(a) hereof unless prior thereto the Company and the Principal Party involved therein shall have executed and delivered to the Rights Agent an agreement confirming that the requirements of Sections 13(a) and (b) hereof shall promptly be performed in accordance with their terms and that such consolidation, merger, sale or transfer of assets shall not result in a default by the Principal Party under this Agreement as the same shall have been assumed by the Principal Party pursuant to Sections 13(a) and (b) hereof and providing that, as soon as practicable after executing such agreement pursuant to this Section 13, the Principal Party will:

(i)   prepare and file a registration statement under the Securities Act, if necessary, with respect to the Rights and the securities purchasable upon exercise of the Rights on an appropriate form, use its best efforts to cause such registration statement to become effective as soon as practicable after such filing and use its best efforts to cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the Expiration Date and similarly comply with applicable state securities laws;

(ii)   use its best efforts, if the Common Stock of the Principal Party shall be listed or admitted to trading on the New York Stock Exchange, NASDAQ or another national securities exchange, to list or admit to trading (or continue the listing of) the Rights and the securities purchasable upon exercise of the Rights on the New York Stock Exchange, NASDAQ or such other national securities exchange, or, if the Common Stock of the Principal Party shall not be listed or admitted to trading on the New York Stock Exchange, NASDAQ or another national securities exchange, to cause the Rights and the securities receivable upon exercise of the Rights to be authorized for quotation on any other system then in use;

(iii)   deliver to holders of the Rights historical financial statements for the Principal Party which comply in all respects with the requirements for registration on Form 10 (or any successor form) under the Exchange Act; and

(iv)   obtain waivers of any rights of first refusal or preemptive rights in respect of the Common Stock of the Principal Party subject to purchase upon exercise of outstanding Rights.

(d)   In case the Principal Party has a provision in any of its authorized securities or in its certificate of incorporation or bylaws or other instrument governing its affairs, which provision would have the effect of (i) causing such Principal Party to issue (other than to holders of Rights pursuant to this Section 13), in connection with, or as a consequence of, the consummation of a transaction referred to in this Section 13, shares of Common Stock or Common Stock Equivalents of such Principal Party at less than the then current market price per share thereof (determined pursuant to Section 11(d) hereof) or securities exercisable for, or convertible into, Common Stock or Common Stock Equivalents of such Principal Party at less than such then current market price, or (ii) providing for any special payment, tax or similar provision in connection with the issuance of the Common Stock of such Principal Party pursuant to the provisions of Section 13, then, in such event, the Company hereby agrees with each holder of Rights that it shall not consummate any such transaction unless prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement providing that the provision in question of such Principal Party shall have been canceled, waived or amended, or that the authorized securities shall be redeemed, so that the applicable provision will have no effect in connection with, or as a consequence of, the consummation of the proposed transaction.

(e)   The Company covenants and agrees that it shall not, at any time after the Flip-In Event, enter into any transaction of the type described in clauses (i) through (iii) of Section 13(a) hereof if (i) at the time of or immediately after such consolidation, merger, sale, transfer or other transaction there are any rights, warrants or other instruments or securities outstanding or agreements in effect which would substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights, (ii) prior to, simultaneously with or immediately after such consolidation, merger, sale, transfer or other transaction, the stockholders of the Person who constitutes, or would constitute, the Principal Party for purposes of Section 13(b) hereof shall have received a distribution of Rights previously owned by such Person or any of its Affiliates or Associates or (iii) the form or nature of organization of the Principal Party would preclude or limit the exercisability of the Rights.

Section 14.   Fractional Rights and Fractional Shares.

(a)   The Company shall not be required to issue fractions of Rights (except prior to the Distribution Date in accordance with Section 11(n) hereof) or to distribute Right Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Right Certificates with regard to which such fractional Rights would otherwise be issuable an amount in cash equal to the same fraction of the current market value of a whole Right. For the purposes of this Section 14(a), the current market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable. The closing price for any day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or NASDAQ or, if the Rights are not listed or admitted to trading on the New York Stock Exchange or NASDAQ, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Rights are listed or admitted to trading or, if the Rights are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by any system then in use or, if on any such date the Rights are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights selected by the Board of Directors of the Company. If on any such date no such market maker is making a market in the Rights, the fair value of the Rights on such date as determined by the Board of Directors of the Company shall be used.

(b)   The Company shall not be required to issue fractions of shares of Preferred Stock (other than fractions which are integral multiples of one ten-thousandth of a share of Preferred Stock) or to distribute certificates which evidence fractional shares of Preferred Stock (other than fractions which are integral multiples of one ten-thousandth of a share of Preferred Stock) upon the exercise of Rights or redemption pursuant to a Section 24 Redemption. Interests in fractions of shares of Preferred Stock in integral multiples of one ten-thousandth of a share of Preferred Stock may, at the election of the Company, be evidenced by depositary receipts, pursuant to an appropriate agreement between the Company and a depositary selected by it; provided that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges and preferences to which they are entitled as beneficial owners of the Preferred Stock represented by such depositary receipts. In lieu of fractional shares of Preferred Stock that are not integral multiples of one ten-thousandth of a share of Preferred Stock, the Company shall pay to the registered holders of Right Certificates at the time such Rights are exercised or redeemed pursuant to a Section 24 Redemption as herein provided an amount in cash equal to the same fraction of the current market value of a whole share of Preferred Stock (as determined in accordance with the method set forth in Section 14(a) hereof) for the Trading Day immediately prior to the date of such exercise or Section 24 Redemption.

(c)   The Company shall not be required to issue fractions of shares of Common Stock or to distribute certificates which evidence fractional shares of Common Stock upon the exercise of Rights or delivery of securities following a Section 24 Redemption. In lieu of such fractional shares of Common Stock, the Company shall pay to the registered holders of the Right Certificates with regard to which such fractional shares of Common Stock would otherwise be issuable an amount in cash equal to the same fraction of the current market value of a whole share of Common Stock. For purposes of this Section 14(c), the current market value of one share of Common Stock for which a Right is exercisable shall be deemed to be the closing price of one share of Common Stock (as determined in accordance with Section 11(d)(i) hereof), for the Trading Day immediately prior to the date of such exercise.

(d)   The holder of a Right by the acceptance of the Right expressly waives his right to receive any fractional Rights or any fractional shares upon exercise of a Right or delivery of securities following a Section 24 Redemption (except as provided above).

Section 15.   Rights of Action. All rights of action in respect of this Agreement, excepting the rights of action given to the Rights Agent under Section 18 hereof, are vested in the respective registered holders of the Right Certificates (and, prior to the Distribution Date, the registered holders of the Common Stock); and any registered holder of any Right Certificate (or, prior to the Distribution Date, of the Common Stock), without the consent of the Rights Agent or of the holder of any other Right Certificate (or, prior to the Distribution Date, of the Common Stock), on his own behalf and for his own benefit, may enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, his right to exercise the Rights evidenced by such Right Certificate (or, prior to the Distribution Date, such Common Stock) in the manner provided therein and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

Section 16.   Agreement of Right Holders. Every holder of a Right, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

(a)   prior to the Distribution Date, the Rights will be transferable only in connection with the transfer of the Common Stock and the Right associated with each such share of Common Stock shall be automatically transferred upon the transfer of each such share of Common Stock;

(b)   after the Distribution Date, the Right Certificates are transferable, subject to Section 11(a)(ii), only on the registry books of the Rights Agent if surrendered at the office or agency of the Rights Agent designated for such purpose, duly endorsed or accompanied by a proper instrument of transfer and with the appropriate forms and certificates properly completed and duly executed; and

(c)   the Company and the Rights Agent may deem and treat the Person in whose name the Right Certificate (or, prior to the Distribution Date, the Common Stock certificate (or Book Entry shares in respect of Common Stock)) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Right Certificates or the Common Stock certificate (or notices provided to holders of Book Entry shares of Common Stock) made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent, subject to Section 7(e) hereof, shall be affected by any notice to the contrary.

Section 17.   Right Certificate Holder Not Deemed a Stockholder. No holder, as such, of any Right Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of the Preferred Stock or any other securities of the Company which may at any time be issuable on the exercise of the Rights represented thereby or delivery of securities following a Section 24 Redemption, nor shall anything contained herein or in any Right Certificate be construed to confer upon the holder of any Right Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in this Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by such Right Certificate shall have been exercised or redeemed pursuant to a Section 24 Redemption in accordance with the provisions hereof.

Section 18.   Concerning the Rights Agent.

(a)   The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the

Rights Agent for, and to hold it harmless against, any loss, liability or expense, incurred without gross negligence or willful misconduct (which gross negligence or willful misconduct must be determined by a final, non-appealable order, judgment, decree or ruling of a court of competent jurisdiction) on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly.

(b)   The Rights Agent shall be protected and shall incur no liability for, or in respect of any action taken, suffered or omitted by it in connection with, its administration of this Agreement in reliance upon any Right Certificate or certificate representing the Preferred Stock, the Common Stock or any other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons, or otherwise upon the advice of counsel as set forth in Section 20 hereof.

(c)   The provisions of this Section 18 and Section 20 hereof shall survive the termination of this Agreement, the redemption, exercise or expiration of the Rights and the resignation, replacement or removal of the Rights Agent.

Section 19. Merger or Consolidation or Change of Name of Rights Agent.

(a)   Any entity into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any entity resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any entity succeeding to the stock transfer or corporate trust powers of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided that such entity would be eligible for appointment as a successor Rights Agent under the provisions of Section 21 hereof. In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Right Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, any successor Rights Agent may countersign such Right Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

(b)   In case at any time the name of the Rights Agent shall be changed and at such time any of the Right Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Right Certificates either in its prior name or in its changed name and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

Section 20. Duties of Rights Agent. The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Right Certificates, by their acceptance thereof, shall be bound:

(a)   The Rights Agent may consult with legal counsel (who may be legal counsel for the Company), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

(b)   Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by an Authorized Officer and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)   The Rights Agent shall be liable hereunder only for its own gross negligence or willful misconduct (which gross negligence or willful misconduct must be determined by a final, non-appealable order, judgment, decree or ruling of a court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary and to the fullest extent permitted by law, in no event will the Rights Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damage and regardless of the form of action. Any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by the Company to the Rights Agent.

(d)   The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Right Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

(e)   The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the validity or execution of any Right Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Right Certificate; nor shall it be responsible for any change in the exercisability of the Rights (including the Rights becoming null and void pursuant to Section 11(a)(ii) hereof) or any adjustment in the terms of the Rights provided for in Sections 3, 11, 13, 23 and 24, or the ascertaining of the existence of facts that would require any such change or adjustment (except with respect to the exercise of Rights evidenced by Right Certificates after receipt of a certificate furnished pursuant to Section 12, describing such change or adjustment); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Preferred Stock or other securities to be issued pursuant to this Agreement or any Right Certificate or as to whether any shares of Preferred Stock or other securities will, when issued, be validly authorized and issued, fully paid and nonassessable.

(f)   The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)   The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person reasonably believed by the Rights Agent to be one of the Authorized Officers and to apply to such officers for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such officer or for any delay in acting while waiting for those instructions.

(h)   The Rights Agent and any stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

(i)   The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

(j)   If, with respect to any Right Certificate surrendered to the Rights Agent for exercise or transfer, the certificate contained in the form of assignment or the form of election to purchase set forth on the reverse thereof, as the case may be, has not been completed to certify the holder is not an Acquiring Person (or an Affiliate or Associate thereof) or a transferee thereof, the Rights Agent shall not take any further action with respect to such requested exercise or transfer without first consulting with the Company.

Section 21.   Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days' notice in writing mailed to the Company and, in the event that the Rights Agent or one of its Affiliates is not also the transfer agent for the Company, to each transfer agent of the Common Stock or Preferred Stock by registered or certified mail. The Company may remove the Rights Agent or any successor Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and, in the event that the Rights Agent or one of its Affiliates is not also the transfer agent for the Company, to each transfer agent of the Common Stock or Preferred Stock by registered or certified mail, and, following the Distribution Date, to the holders of the Right Certificates by first-class mail. In the event that the Rights Agent or one of its Affiliates is also the transfer agent for the Company and the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to have resigned as the Rights Agent automatically and be discharged from its duties under this Agreement as of the effective date of such termination (subject to the appointment of a successor Rights Agent pursuant to this Section 21), and the Company shall be responsible for sending any required notice. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of 30 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (who shall, with such notice, submit his Right Certificate for inspection by the Company), then the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be an entity organized and doing business under the laws of the United States or any state of the United States so long as such entity is authorized to do business as a banking institution in such state, in good standing, which is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus, along with its Affiliates, of at least $100 million. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment the Company shall mail notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Stock or Preferred Stock, and, following the Distribution Date, mail a notice thereof in writing to the registered holders of the Right Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Section 22. Issuance of New Right Certificates. Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Right Certificates evidencing Rights in such forms as may be approved by its Board of Directors to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Right Certificates made in accordance with the provisions of this Agreement. In addition, in connection with the issuance or sale of Common Stock following the Distribution Date and prior to the Expiration Date, the Company may with respect to shares of Common Stock so issued or sold (a)(i) pursuant to the exercise of stock options, (ii) under any employee plan or arrangement, (iii) upon the exercise, conversion or exchange of securities, notes or debentures issued by the Company or (iv) pursuant to a contractual obligation of the Company, in each case existing prior to the Distribution Date or (b)(i) as dividends payable on the Company's Cumulative Perpetual Preferred Stock, Series A or (ii) upon the exercise of the warrant to purchase shares of Common Stock issued pursuant to the Berkshire Hathaway SPA, issue Right Certificates representing the appropriate number of Rights in connection with such issuance or sale; provided, however, that (x) no such Right Certificate shall be issued if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the Person to whom such Right Certificate would be issued, (y) no such Right Certificate shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof and (z) no such Right Certificate shall be issued to an Acquiring Person or an Affiliate or Associate of an Acquiring Person.

Section 23. Redemption.

(a) The Board of Directors of the Company may, at any time prior to the Flip-In Event, redeem all but not less than all the then outstanding Rights at a redemption price of $0.0001 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring in respect of the Common Stock after the date hereof (the redemption price being hereinafter referred to as the "**Redemption Price**"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish. The Redemption Price shall be payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Company shall determine.

(b) Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights pursuant to paragraph (a) of this Section 23 (or at such later time as the Board of Directors of the Company may establish for the effectiveness of such redemption), and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. The Company shall promptly give public notice of any such redemption; provided, however, that the failure to give, or any defect in, any such notice shall not affect the validity of such redemption. Within 10 days after such action of the Board of Directors of the Company ordering the redemption of the Rights (or such later time as the Board of Directors of the Company may establish for the effectiveness of such redemption), the Company shall mail a notice of redemption to all the holders of the then outstanding Rights at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Stock. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption shall state the method by which the payment of the Redemption Price will be made.

Section 24.   Redemption and Issuance of Common Shares.

(a)   The Board of Directors of the Company may, at its option, at any time after the Flip-In Event, redeem all or part of the then outstanding Rights (which shall not include Rights that have become null and void pursuant to the provisions of Section 11(a)(ii) hereof) and issue Common Stock at a redemption ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring in respect of the Common Stock, after the date hereof (such amount per Right being hereinafter referred to as the "**Section 24 Redemption Ratio**", and such redemption and issuance pursuant to this Section 24, a "**Section 24 Redemption**"). Notwithstanding the foregoing, the Board of Directors of the Company shall not be empowered to effect such Section 24 Redemption at any time after an Acquiring Person shall have become the Beneficial Owner of 50% or more of the shares of the Common Stock then outstanding. From and after the occurrence of an event specified in Section 13(a) hereof, any Rights that theretofore have not been redeemed pursuant to this Section 24(a) shall thereafter be exercisable only in accordance with Section 13 and may not be redeemed pursuant to this Section 24(a). A Section 24 Redemption may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish. Prior to effecting a Section 24 Redemption pursuant to this Section 24, the Board of Directors of the Company may direct the Company to enter into (i) such arrangements or implement such procedures as it deems necessary or appropriate for ensuring that Common Stock (or such other consideration contemplated by Section 24(c) below) issuable upon a Section 24 Redemption is not received by any holders of Rights that have become null and void pursuant to Section 11(a)(ii) hereof, and/or (ii) a Trust Agreement in such form and with such terms as the Board of Directors of the Company shall then approve (the "**Trust Agreement**"). If the Board of Directors of the Company so directs the Company to enter into a Trust Agreement, the Company shall enter into the Trust Agreement and shall issue to the trust created by such agreement (the "**Trust**") all of the shares of Common Stock (or such other consideration) issuable pursuant to a Section 24 Redemption, and all Persons entitled to receive shares (or such other consideration) pursuant to the Section 24 Redemption shall be entitled to receive such shares (or such other consideration) (and any dividends or distributions made thereon after the date on which such shares are deposited in the Trust) only from the Trust and solely upon compliance with the relevant terms and provisions of the Trust Agreement.

(b)   Immediately upon the effectiveness of the action of the Board of Directors of the Company ordering a Section 24 Redemption pursuant to paragraph (a) of this Section 24 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of shares of Common Stock (or such other consideration contemplated by Section 24(c) below) equal to the number of such Rights held by such holder multiplied by the Section 24 Redemption Ratio. The Company shall promptly give public notice of any such Section 24 Redemption; provided, however, that the failure to give, or any defect in, such notice shall not affect the validity of such Section 24 Redemption. The Company shall promptly mail a notice of any such Section 24 Redemption to all of the holders of the Rights so redeemed at their last addresses as they appear upon the registry books of the Rights Agent. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of a Section 24 Redemption will state the method by which the redemption of Rights and issuance of the shares of Common Stock (or such other consideration) for Rights will be effected and, in the event of any partial redemption, the number of Rights which will be redeemed. Any partial redemption shall be effected pro rata based on the number of Rights (other than Rights which have become null and void pursuant to the provisions of Section 11(a)(ii) hereof) held by each holder of Rights.

(c)   The Company may at its option substitute, and, in the event that there shall not be sufficient shares of Common Stock issued but not outstanding or authorized but unissued to permit a Section 24 Redemption as contemplated in accordance with this Section 24, the Company shall substitute to the extent of such insufficiency, for each share of Common Stock that would otherwise be issuable upon such Section 24 Redemption, a number of shares of Preferred Stock or fraction thereof (or Equivalent Preferred Shares, as such term is defined in Section 11(b)) such that the current per share market price (determined pursuant to Section 11(d) hereof) of one share of Preferred Stock (or Equivalent Preferred Share) multiplied by such number or fraction is equal to the current per share market price of one share of Common Stock (determined pursuant to Section 11(d) hereof) as of the date of such Section 24 Redemption.

Section 25. Notice of Certain Events.

(a)   In case the Company shall at any time after the earlier of the Distribution Date or the Stock Acquisition Date propose (i) to pay any dividend payable in stock of any class to the holders of its Preferred Stock or to make any other distribution to the holders of its Preferred Stock (other than a regular quarterly cash dividend), (ii) to offer to the holders of its Preferred Stock rights or warrants to subscribe for or to purchase any additional shares of Preferred Stock or shares of stock of any class or any other securities, rights or options, (iii) to effect any reclassification of its Preferred Stock (other than a reclassification involving only the subdivision or combination of outstanding Preferred Stock), (iv) to effect the liquidation, dissolution or winding up of the Company, or (v) to pay any dividend on the Common Stock payable in Common Stock or to effect a subdivision, combination or consolidation of the Common Stock (by reclassification or otherwise than by payment of dividends in Common Stock), then, in each such case, the Company shall give to each holder of a Right Certificate, in accordance with Section 26 hereof, a notice of such proposed action, which shall specify the record date for the purposes of such dividend or distribution or offering of rights or warrants, or the date on which such liquidation, dissolution, winding up, reclassification, subdivision, combination or consolidation is to take place and the date of participation therein by the holders of the Common Stock and/or Preferred Stock, if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (i) or (ii) above at least 10 days prior to the record date for determining holders of the Preferred Stock for purposes of such action, and in the case of any such other action, at least 10 days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the Common Stock and/or Preferred Stock, whichever shall be the earlier. The failure to give notice required by this Section 25 or any defect therein shall not affect the legality or validity of the action taken by the Company or the vote upon any such action.

(b)   In case any event described in Section 11(a)(ii) or Section 13 shall occur then (i) the Company shall as soon as practicable thereafter give to each holder of a Right Certificate (or if occurring prior to the Distribution Date, the holders of the Common Stock) in accordance with Section 26 hereof, a notice of the occurrence of such event, which notice shall describe such event and the consequences of such event to holders of Rights under Section 11(a)(ii) and Section 13 hereof, and (ii) all references in the preceding paragraph to Preferred Stock shall be deemed thereafter to refer to Common Stock and/or, if appropriate, other securities.

Section 26. Notices. Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Right Certificate to or on the Company shall be sufficiently given or made if sent by overnight delivery service or first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

> Occidental Petroleum Corporation
> 5 Greenway Plaza, Suite 110
> Houston, TX 77046
> Attention: Senior Vice President, General Counsel and Chief
> Compliance Officer

Subject to the provisions of Section 21 hereof, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Right Certificate to or on the Rights Agent shall be sufficiently given or made if sent by overnight delivery service or first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

> Equiniti Trust Company
> 1110 Centre Pointe Curve, Suite 101
> Mendota Heights, MN 55120
> Attention: Relationship Management

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Right Certificate shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.

Section 27. Supplements and Amendments. Except as provided in the third sentence of this Section 27, for so long as the Rights are then redeemable, the Company may in its sole and absolute discretion, and the Rights Agent shall if the Company so directs, supplement or amend any provision of this Agreement in any respect without the approval of any holders of the Rights. At any time when the Rights are no longer redeemable, except as provided in the third sentence of this Section 27, the Company may, and the Rights Agent shall, if the Company so directs, supplement or amend this Agreement without the approval of any holders of Rights, provided that no such supplement or amendment may (a) adversely affect the interests of the holders of Rights as such (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any other holder of Rights that have become null and void pursuant to Section 11(a)(ii) hereof), (b) cause this Agreement again to become amendable other than in accordance with this sentence or (c) cause the Rights again to become redeemable. Notwithstanding anything contained in this Agreement to the contrary, no supplement or amendment shall be made which changes the Redemption Price. Upon the delivery of a certificate from an appropriate officer of the Company which states that the supplement or amendment is in compliance with the terms of this Section 27, the Rights Agent shall execute such supplement or amendment, provided that such supplement or amendment does not adversely affect the rights, duties or obligations of the Rights Agent under this Agreement. The Rights Agent agrees that time is of the essence in connection with any supplement or amendment to this Agreement that it is directed by the Company to execute in accordance with this Section 27.

Section 28. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

Section 29. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Stock) any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, of the Common Stock).

Section 30. Determinations and Actions by the Board of Directors. The Board of Directors of the Company shall have the exclusive power and authority to administer this Agreement and to exercise the rights and powers specifically granted to the Board of Directors of the Company or to the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Agreement and (ii) make all determinations deemed necessary or advisable for the administration of this Agreement (including, without limitation, a determination to redeem or not redeem the Rights or to amend or not amend this Agreement). All such actions, calculations, interpretations and determinations that are done or made by the Board of Directors of the Company in good faith shall be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights, as such, and all other parties.

Section 31. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 32. Governing Law. This Agreement and each Right Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

Section 33. Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Agreement transmitted electronically shall have the same authority, effect and enforceability as an original signature.

Section 34. Effectiveness. This Agreement shall be effective as of the Close of Business on the date hereof.

Section 35. Descriptive Headings. Descriptive headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 36. Force Majeure. Notwithstanding anything to the contrary contained herein, the Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written.

OCCIDENTAL PETROLEUM
CORPORATION

By: /s/ Marcia E. Backus
    Name: Marcia E. Backus
    Title: Senior Vice President,
        General Counsel and Chief
        Compliance Officer

EQUINITI TRUST COMPANY,
as Rights Agent

By: /s/ Matthew D. Paseka
    Name: Matthew D. Paseka
    Title: Vice President

FORM OF
CERTIFICATE OF DESIGNATIONS
OF
SERIES B JUNIOR PARTICIPATING PREFERRED STOCK
OF
OCCIDENTAL PETROLEUM CORPORATION

OCCIDENTAL PETROLEUM CORPORATION, a Delaware corporation (the "*Corporation*") organized and existing under the Delaware General Corporation Law, in accordance with the provisions of Sections 103 and 151 thereof, DOES HEREBY CERTIFY:

The board of directors of the Corporation (the "*Board of Directors*"), in accordance with the provisions of the Restated Certificate of Incorporation of the Corporation, as filed with the Secretary of State of the State of Delaware on November 12, 1999, as may be amended and/or restated from time to time (the *"Certificate of Incorporation"*), and applicable law, on March 12, 2020 adopted the following resolution creating a series of 200,000 shares of preferred stock of the Corporation designated as "Series B Junior Participating Preferred Stock":

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation in accordance with the provisions of the Restated Certificate of Incorporation of the Corporation, the Board of Directors hereby authorizes that a series of preferred stock, par value $1.00, of the Corporation be and hereby is issued and that the number of shares thereof and the designation, relative powers, preferences and rights and qualifications, limitations and restrictions of the shares of such series (in addition to any provisions set forth in the Certificate of Incorporation applicable to the preferred stock of all series) be and hereby are fixed as follows:

Series B Junior Participating Preferred Stock

1.   *Designation and Amount.* There shall be a series of preferred stock, par value $1.00 per share, of the Corporation (the "*Preferred Stock*") that shall be designated as "Series B Junior Participating Preferred Stock," and the number of shares constituting such series shall be 200,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series B Junior Participating Preferred Stock to less than the number of shares then issued and outstanding plus the number of shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities issued by the Corporation.

2.   *Dividends and Distributions.*

(A)   Subject to the prior and superior rights of the holders of any shares of any class or series of stock of the Corporation ranking prior and superior to the shares of Series B Junior Participating Preferred Stock with respect to dividends, the holders of shares of Series B Junior Participating Preferred Stock, in preference to the holders of shares of any class or series of stock of the Corporation ranking junior to the Series B Junior Participating Preferred Stock in respect thereof, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of March, June, September and December in each year (each such date being referred to herein as a "*Quarterly Dividend Payment Date*"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series B Junior Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $10.00 and (b) the sum of (1) the Adjustment Number (as defined below) times the aggregate per share amount of all cash dividends plus (2) the Adjustment Number times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock, par value $0.20 per share, of the Corporation (the "*Common Stock*"), or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), in each case declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series B Junior Participating Preferred Stock. The "*Adjustment Number*" shall initially be 10,000. In the event the Corporation shall at any time after March 12, 2020 (i) declare and pay any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B)   The Corporation shall declare a dividend or distribution on the Series B Junior Participating Preferred Stock as provided in paragraph (A) above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock).

(C)   Dividends shall begin to accrue and be cumulative on outstanding shares of Series B Junior Participating Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series B Junior Participating Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date; in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series B Junior Participating Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series B Junior Participating Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series B Junior Participating Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 60 days prior to the date fixed for the payment thereof.

3.   *Voting Rights.* The holders of shares of Series B Junior Participating Preferred Stock shall have the following voting rights:

(A)   Each share of Series B Junior Participating Preferred Stock shall entitle the holder thereof to a number of votes equal to the Adjustment Number on all matters submitted to a vote of the stockholders of the Corporation. Except as otherwise provided herein, in another certificate of designations authorizing a series of preferred stock, par value $1.00 per share, of the Corporation ("*Preferred Stock*") or as required by law, the holders of shares of Series B Junior Participating Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of the stockholders of the Corporation.

(B)   Except as required by law, by the Certificate of Incorporation or by Section 10 hereof, holders of Series B Junior Participating Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

4.   *Certain Restrictions.*

(A)   Whenever quarterly dividends or other dividends or distributions payable on the Series B Junior Participating Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series B Junior Participating Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i)   declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Junior Participating Preferred Stock other than (A) such redemptions or purchases that may be deemed to occur upon the exercise of stock options, warrants or similar rights or grant, vesting or lapse of restrictions on the grant of any other performance shares, restricted stock, restricted stock units or other equity awards to the extent that such shares represent all or a portion of (x) the exercise or purchase price of such options, warrants or similar rights or other equity awards and (y) the amount of withholding taxes owed by the recipient of such award in respect of such grant, exercise, vesting or lapse of restrictions; or (B) the repurchase, redemption, or other acquisition or retirement for value of any such shares from employees, former employees, directors, former directors, consultants or former consultants of the Corporation or their respective estate, spouse, former spouse or family member, pursuant to the terms of the agreements pursuant to which such shares were acquired;

(ii)   declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series B Junior Participating Preferred Stock, except dividends paid ratably on the Series B Junior Participating Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled; or

(iii)   purchase or otherwise acquire for consideration any shares of Series B Junior Participating Preferred Stock, or any shares of stock ranking on a parity with the Series B Junior Participating Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of Series B Junior Participating Preferred Stock, or to such holders and holders of any such shares ranking on a parity therewith, upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine will result in fair and equitable treatment among the respective series or classes.

(B)   The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

5.   *Reacquired Shares.* Any shares of Series B Junior Participating Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired promptly after the acquisition thereof. All such shares shall upon their retirement become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to any conditions and restrictions on issuance set forth herein.

6.   *Liquidation, Dissolution or Winding Up.* (A) Upon any liquidation, dissolution or winding up of the Corporation, voluntary or otherwise, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Series B Junior Participating Preferred Stock shall have received an amount per share (the "*Series B Liquidation Preference*") equal to the greater of (i) $10.00 plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, and (ii) the Adjustment Number times the per share amount of all cash and other property to be distributed in respect of the Common Stock upon such liquidation, dissolution or winding up of the Corporation.

(B)   In the event, however, that there are not sufficient assets available to permit payment in full of the Series B Liquidation Preference and the liquidation preferences of all other classes and series of stock of the Corporation, if any, that rank on a parity with the Series B Junior Participating Preferred Stock in respect thereof, then the assets available for such distribution shall be distributed ratably to the holders of the Series B Junior Participating Preferred Stock and the holders of such parity shares in proportion to their respective liquidation preferences.

(C)   Neither the merger or consolidation of the Corporation into or with another entity nor the merger or consolidation of any other entity into or with the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 6.

7.   *Consolidation, Merger, Etc.* In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the outstanding shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series B Junior Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share equal to the Adjustment Number times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.

8.   *No Redemption.* Shares of Series B Junior Participating Preferred Stock shall not be subject to redemption by the Corporation.

9.   *Ranking.* The Series B Junior Participating Preferred Stock shall rank junior to all series of Preferred Stock, including the Cumulative Perpetual Preferred Stock, Series A, as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up, unless, in the case of any other series of Preferred Stock, the terms of any such series shall provide otherwise, and shall rank senior to the Common Stock as to such matters.

10.   *Amendment.* At any time that any shares of Series B Junior Participating Preferred Stock are outstanding, the Certificate of Incorporation of the Corporation shall not be amended, by merger, consolidation or otherwise, which would materially alter or change the powers, preferences or special rights of the Series B Junior Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of two-thirds of the outstanding shares of Series B Junior Participating Preferred Stock, voting separately as a class.

11.   *Fractional Shares.* Series B Junior Participating Preferred Stock may be issued in fractions of a share that shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series B Junior Participating Preferred Stock.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this ___ day of _____, 20___.

                                                OCCIDENTAL PETROLEUM CORPORATION

                                                By:_____
                                                    Name:
                                                    Title:

Form of Right Certificate

Certificate No. R-_____

NOT EXERCISABLE AFTER MARCH 11, 2021 OR EARLIER IF REDEMPTION OR A SECTION 24 REDEMPTION OCCURS. THE RIGHTS ARE SUBJECT TO REDEMPTION AT $0.0001 PER RIGHT AND TO A SECTION 24 REDEMPTION ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, RIGHTS OWNED BY OR TRANSFERRED TO ANY PERSON WHO IS OR BECOMES AN ACQUIRING PERSON OR ANY AFFILIATE OR ASSOCIATE THEREOF (EACH AS DEFINED IN THE RIGHTS AGREEMENT) AND CERTAIN TRANSFEREES THEREOF WILL BECOME NULL AND VOID AND WILL NO LONGER BE TRANSFERABLE.

RIGHT CERTIFICATE

OCCIDENTAL PETROLEUM CORPORATION

This certifies that _____ or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Rights Agreement, dated as of March 12, 2020, as the same may be amended from time to time (the "*Rights Agreement*"), between Occidental Petroleum Corporation, a Delaware corporation (the "*Company*"), and Equiniti Trust Company, as Rights Agent (the "*Rights Agent*"), to purchase from the Company at any time after the Distribution Date (as such term is defined in the Rights Agreement) and prior to 5:00 P.M., New York City time, on March 11, 2021 at the office or agency of the Rights Agent designated for such purpose, or of its successor as Rights Agent, one ten-thousandth of a fully paid non-assessable share of Series B Junior Participating Preferred Stock, par value $1.00 per share (the "*Preferred Stock*"), of the Company at a purchase price of $55.00 per one ten-thousandth of a share of Preferred Stock (the "*Purchase Price*"), upon presentation and surrender of this Right Certificate with the Form of Election to Purchase duly executed. The number of Rights evidenced by this Right Certificate (and the number of one ten-thousandths of a share of Preferred Stock which may be purchased upon exercise hereof) set forth above, and the Purchase Price set forth above, are the number and Purchase Price as of March 12, 2020, based on the Preferred Stock as constituted at such date. As provided in the Rights Agreement, the Purchase Price, the number of one ten-thousandths of a share of Preferred Stock (or other securities or property) which may be purchased upon the exercise of the Rights and the number of Rights evidenced by this Right Certificate are subject to modification and adjustment upon the happening of certain events.

If the Rights evidenced by this Right Certificate are at any time beneficially owned by or transferred to any person who is or becomes an Acquiring Person or an Affiliate or Associate of an Acquiring Person (each as defined in the Rights Agreement) or certain transferees thereof, such Rights will become null and void and will no longer be transferable.

This Right Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Right Certificates. Copies of the Rights Agreement are on file at the principal executive offices of the Company and the above-mentioned office or agency of the Rights Agent. The Company will mail to the holder of this Right Certificate a copy of the Rights Agreement without charge after receipt of a written request therefor.

This Right Certificate, with or without other Right Certificates, upon surrender at the office or agency of the Rights Agent designated for such purpose, may be exchanged for another Right Certificate or Right Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of shares of Preferred Stock as the Rights evidenced by the Right Certificate or Right Certificates surrendered shall have entitled such holder to purchase. If this Right Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Right Certificate or Right Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate (i) may be redeemed by the Company at a redemption price of $0.0001 per Right or (ii) may be exchanged in whole or in part for shares of the Company's Common Stock, par value $0.20 per share, shares of Preferred Stock, or Equivalent Preferred Shares (as defined in the Rights Agreement).

No fractional shares of Preferred Stock or Common Stock will be issued upon the exercise or exchange of any Right or Rights evidenced hereby (other than fractions of Preferred Stock which are integral multiples of one ten-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depository receipts), but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Right Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of the Preferred Stock or of any other securities of the Company which may at any time be issuable on the exercise or exchange hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in the Rights Agreement) or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Right Certificate shall have been exercised or redeemed pursuant to a Section 24 Redemption as provided in the Rights Agreement.

This Right Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company and its corporate seal. Dated as of _____ __, 20__.

OCCIDENTAL PETROLEUM CORPORATION

By:_____
    [Title]

ATTEST:

_____
[Title]

Countersigned:

EQUINITI TRUST COMPANY, as Rights Agent

By_____
    [Title]

Form of Reverse Side of Right Certificate

FORM OF ASSIGNMENT

(To be executed by the registered holder if such
holder desires to transfer the Right Certificate)

FOR VALUE RECEIVED _____ hereby sells, assigns and transfers unto _____

_____ _____

_____
(Please print name and address of transferee)

_____ Rights represented by this Right Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint _____ Attorney, to transfer said Rights on the books of the within-named Company, with full power of substitution.

Dated: _____

_____
Signature

Signature Medallion Guaranteed:

Signatures must be guaranteed by a bank, trust company, broker, dealer or other eligible institution participating in a recognized signature guarantee medallion program.

....
(To be completed)

The undersigned hereby certifies that (1) the Rights evidenced by this Right Certificate are not beneficially owned by or are not being sold, assigned or transferred by or on behalf of a Person who is or was an Acquiring Person or an Affiliate or Associate thereof (as such terms are defined in the Rights Agreement), (2) this Right Certificate is not being sold, assigned or transferred to or on behalf of any Acquiring Person or Affiliate or Associate thereof and (3) the undersigned did not acquire the Rights evidenced by this Right Certificate from any Person who is or was an Acquiring Person or an Affiliate or Associate thereof.

_____
Signature

Form of Reverse Side of Right Certificate - continued

FORM OF ELECTION TO PURCHASE

(To be executed if holder desires to exercise
Rights represented by the Right Certificate)

To Occidental Petroleum Corporation:

The undersigned hereby irrevocably elects to exercise _____ Rights represented by this Right Certificate to purchase the shares of Preferred Stock (or other securities or property) issuable upon the exercise of such Rights and requests that certificates for such shares of Preferred Stock (or such other securities) be issued in the name of:

_____
(Please print name and address)

_____

If such number of Rights shall not be all the Rights evidenced by this Right Certificate, a new Right Certificate for the balance remaining of such Rights shall be registered in the name of and delivered to:

Please insert social security
or other identifying number

_____
(Please print name and address)

_____

Dated:_____

_____Signature

(Signature must conform to holder specified on Right Certificate)

Signature Medallion Guaranteed:

Signature must be guaranteed by a bank, trust company, broker, dealer or other eligible institution participating in a recognized signature guarantee medallion program.

Form of Reverse Side of Right Certificate - continued

_____

(To be completed)

The undersigned hereby certifies that (1) the Rights evidenced by this Right Certificate are not beneficially owned by or are not being sold, assigned or transferred by or on behalf of a Person who is or was an Acquiring Person or an Affiliate or Associate thereof (as such terms are defined in the Rights Agreement), (2) this Right Certificate is not being sold, assigned or transferred to or on behalf of any Acquiring Person or any Affiliate or Associate thereof and (3) the undersigned did not acquire the Rights evidenced by this Right Certificate from any Person who is or was an Acquiring Person or an Affiliate or Associate thereof.

_____

Signature

_____

NOTICE

The signature in the Form of Assignment or Form of Election to Purchase, as the case may be, must conform to the name as written upon the face of this Right Certificate in every particular, without alteration or enlargement or any change whatsoever.

In the event the certification set forth above in the Form of Assignment or the Form of Election to Purchase, as the case may be, is not completed, such Assignment or Election to Purchase will not be honored.

UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, RIGHTS OWNED BY OR TRANSFERRED TO ANY PERSON WHO IS OR BECOMES AN ACQUIRING PERSON (AS DEFINED IN THE RIGHTS AGREEMENT) AND CERTAIN TRANSFEREES THEREOF WILL BECOME NULL AND VOID AND WILL NO LONGER BE TRANSFERABLE.

SUMMARY OF RIGHTS TO PURCHASE
SHARES OF PREFERRED STOCK OF
OCCIDENTAL PETROLEUM CORPORATION

On March 12, 2020, the Board of Directors of Occidental Petroleum Corporation (the "*Company*") declared a dividend of one preferred share purchase right (a "*Right*") for each outstanding share of common stock, par value $0.20 per share, of the Company (the "*Common Stock*"). The dividend is payable on March 23, 2020 (the "*Record Date*") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one ten-thousandth of a share of Series B Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the "*Preferred Stock*") at a price of $55.00 per one ten-thousandth of a share of Preferred Stock (the "*Purchase Price*"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of March 12, 2020, as the same may be amended from time to time (the "*Rights Agreement*"), between the Company and Equiniti Trust Company, as Rights Agent (the "*Rights Agent*").

Until the earlier to occur of (i) 10 business days from (a) the public announcement that a person or group of affiliated or associated persons (with certain exceptions, an "*Acquiring Person*") has acquired beneficial ownership of 15% (20% in the case of a passive institutional investor) or more of the outstanding shares of Common Stock or (b) such earlier date on which a majority of the Board of Directors of the Company becomes aware of the existence of an Acquiring Person or (ii) such date (prior to such time as any person or group of affiliated persons becomes an Acquiring Person), if any, as may be determined by action of the Board of Directors of the Company following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the person becoming an Acquiring Person (the earlier of such dates being called the "*Distribution Date*"), the Rights will be evidenced, with respect to any of the Common Stock certificates (or book-entry shares) outstanding as of the Record Date, by such Common Stock certificate (or book-entry shares) together with this Summary of Rights.

The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a legend incorporating the Rights Agreement by reference, and notice of such legend will be furnished to holders of book-entry shares. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock (or book entry shares of Common Stock) outstanding as of the Record Date, even without such legend or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate or registered in book-entry form. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("*Right Certificates*") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on March 11, 2021, unless the Rights are earlier redeemed by the Company, in each case as described below, or upon the occurrence of certain transactions.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $10.00 per share, and (b) an amount equal to 10,000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $10.00 per share (plus any accrued but unpaid dividends), and (b) an amount equal to 10,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 10,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 10,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one ten-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, prior to the occurrence of one of the events described in the paragraph immediately below and unless the Rights are redeemed pursuant to a Section 24 Redemption as described in the second paragraph below, each holder of a Right, other than Rights beneficially owned by the Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof (which will thereupon become null and void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will have become null and void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

At any time after any person or group becomes an Acquiring Person and prior to the earlier of the occurrence of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may redeem the Rights (other than Rights owned by such Acquiring Person and certain transferees thereof which will have become null and void), in whole or in part, and receive shares of Common Stock or Preferred Stock (or a series of the Company's preferred stock having equivalent rights, preferences and privileges), at a redemption ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of shares of Preferred Stock which are integral multiples of one ten-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the "*Redemption Price*") payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Company shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights (other than holders of Rights owned by or transferred to any person who is or becomes an Acquiring Person or affiliates and associates of an Acquiring Person and certain transferees thereof).

Until a Right is exercised or securities have been delivered following a Section 24 Redemption, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A dated [●]. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as the same may be amended from time to time, which is hereby incorporated herein by reference.

Annex E

RECONCILIATIONS TO GAAP

This Proxy Statement refers to cash return on capital employed (CROCE) and core earnings per share (Core EPS), which are supplemental measures not calculated in accordance with generally accepted accounting principles in the United States (GAAP).

CROCE is defined by Occidental as net income plus after-tax net interest expense and DD&A divided by average total debt plus stockholders' equity (average of the beginning and ending totals for the current period). Management believes that CROCE is useful to investors when comparing our profitability and the efficiency with which management has employed capital over time relative to other companies. CROCE is not considered to be an alternative to net income reported in accordance with GAAP.

CASH RETURN ON CAPITAL EMPLOYED (CROCE) (NON-GAAP)

$ in millions		Six months ended June 30, 2019	2018
Net income (GAAP)		$ 1,266	
Interest and debt expense, net		226	
Depletion, depreciation, and amortization (DD&A)		2,004	
Income tax applicable to net interest expense		(47)	
Net income plus after-tax net interest expense and DD&A (Non-GAAP)	A	$ 3,449	
Debt, net at June 30, 2019		$ 10,271	
Total stockholder's equity at June 30, 2019		21,347	
Total debt and stockholder's equity at June 30, 2019		$ 31,618	
Debt, net at December 31, 2018			$ 10,317
Total stockholder's equity at December 31, 2018			21,330
Total debt and stockholder's equity at December 31, 2018			$ 31,647
Average capital employed (Non-GAAP)	B	$ 31,633	
CROCE (Non-GAAP)	A/B	11%	

Core EPS is defined by Occidental as reported earnings per share adjusted for certain unusual and non-recurring items. Management believes that Core EPS is useful to investors when analyzing our profitability over time by excluding items which could mask the underlying core business results. Core EPS is not considered to be an alternative to earnings per share reported in accordance with GAAP.

CORE EARNINGS PER SHARE (CORE EPS) (NON-GAAP)

	Six months ended June 30, 2019
Reported Diluted Earnings Per Share (GAAP)	$ 1.68
After-Tax Non-Core Adjustments	−
Bridge loan financing fees	0.06
Other acquisition-related pension and termination benefits	0.06
Core Diluted Earnings Per Share (Non-GAAP)	$ 1.80

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Occidental

ON THE COVER: *Occidental's Permian Resources operations, Eddy County, New Mexico*